Form 20-F
period 2018-12-31
Huahui Education Group Ltd
filed 2019-08-29
CIK 1680935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended

OR

[X]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from July 1, 2018 to December 31, 2018

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdoang Province, China 518000

(Address of principal executive offices)

Junze Zhang, President

Tel: (86) 13728708818

Email: JZ_Zhang@hh-edu.com

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdoang Province, China 518000

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,734,900 ordinary shares, $0.0001 par value, at June 30, 2019

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes [  ] No [X]

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes [  ] No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [  ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [X]
Emerging Growth Company [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes [  ] No [X]

EXPLANATORY NOTE

In November 2017, subsequent to a change of control, management of the Company abandoned the Company’s prior business plan and determined to seek a possible business combination. The business purpose of the Company changed to seeking the acquisition of, or merger with, an existing company. As a result, the Company became a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with nominal assets and no business operations, and it sought to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction could be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

On July 3, 2019 (the “Closing Date”), the Company closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LIMITED, (“HGSL”), a Seychelles company limited by shares, and HGSL’s shareholders. As a result, HGSL is now a wholly owned subsidiary of the Company and management of the Company believes that the Company is no longer a shell company. The Company’s operations subsequent to July 3, 2019 consist of the operations of HGSL and its subsidiaries and, except as otherwise indicated, the narrative portions of this Report describe the Company’s business subsequent to the consummation of the Share Exchange.

In connection with the closing on the Share Exchange, on July 3, 2019, the Company changed its fiscal year end from June 30 to December 31. As a result, this Report on Form 20-F is a transition report and covers the transition period from July 1, 2018 through December 31, 2018 (the “Transition Period”). Subsequent to this Report, our annual reports on Form 20-F will cover the fiscal year, January 1 through December 31, which will be our fiscal year.

FORWARD-LOOKING STATEMENTS

This Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. – “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

In this Report, “China” and “PRC” refer to all parts of the People’s Republic of China other than the Special Administrative Regions of Hong Kong and Macau. The terms “HHEG,” “we,” “our,” “us,” “the Group” and the “Company” refer to Huahui Education Group Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “HK$” are to Hong Kong Dollars and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

The selected financial data as of June 30, 2018 and 2017 and as of December 31, 2018 and the selected financial data for the fiscal years ended June 30, 2018 and 2017 and for the Transition Period from July 1, 2018 to December 31, 2018 are derived from the Audited Financial Statements and notes, which appear elsewhere in this Report. The selected financial data as of December 31, 2017 and for the period from July 1, 2017 to December 31, 2017 have been prepared without audit. In the opinion of management, the unaudited Financial Statements contain all material adjustments, consisting only of normal adjustments considered necessary to present fairly the financial condition, results of operations and cash flows of the Company for the periods presented.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Financial Statements and related notes included in the F pages of this Report and Item 5. – “Operating and Financial Review and Prospects” included in this Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED FINANCIAL DATA

Statement of Operations Data

	Restated For the six months ended December 31,	For the six months ended December 31,	For the year ended June 30,
	2018	2017	2018	2017
	(Audited)	(Unaudited)	(Audited)	(Audited)
REVENUES	$-	$-	$-	$-

COST OF GOODS SOLD	-	-	-	-

GROSS PROFIT	-	-	-	-

GENERAL AND ADMINISTRATIVE EXPENSES	(49,423)	(2,500)	(21,443)	-

TOTAL OPERATING EXPENSES	(49,423)	(2,500)	(21,443)	-

LOSS BEFORE INCOME TAX	(49,423)	(2,500)	(21,443)	-

INCOME TAX PROVISION	-	-	-	-

LOSS FROM CONTINUING OPERATIONS	(49,423)	(2,500)	(21,443)	-

DISCONTINUED OPERATIONS:
Loss from discontinued operations	-	(13,399)	(13,399)	(25,860)

BASIC AND DILUTED LOSS PER SHARE
FROM CONTINUING OPERATIONS	(0.00)	(0.00)	(0.00)	-
FROM DISCONTINUED OPERATIONS	(0.00)	(0.00)	(0.00)	(0.00)

Weighted average number of common shares outstanding – Basic and diluted	2,734,900	2,734,900	2,734,900	2,477,489

BALANCE OF PAGE LEFT BLANK INTENTIONALLY

Balance Sheet Data

	Restated December 31, 2018	December 31, 2017	June 30, 2018	June 30, 2017
	(Audited)	(Unaudited)	(Audited)	(Audited)
ASSETS
Current Assets
Prepaid expenses	$-	$-	$5,000	-
Current assets under discontinued operations	-	-	-	12,408
Total Current Assets	-	-	5,000	12,408

Non-Current assets under discontinued operations	-	-	-	6,020
Total Non-Current Assets	-	-	-	6,020
Total Assets	$-	$-	$5,000	18,428

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Account Payable	$-	$-	$3,896	-
Amount Due to related party	32,440	2,500	22,547	-
Other payables and accrued expenses	38,426	-	-	-
Current liabilities under discontinued operations	-	-	-	21,496
Total Current Liabilities	70,866	2,500	26,443	21,496
Total Liabilities	70,866	2,500	26,443	21,496

COMMITMENTS AND CONTINGENCIES

Stockholder’s Deficit
Preferred stock, par value $0.001;100,000,000 shares authorized and 0 outstanding;	-	-	-	-
Common stock, par value $0.001; 700,000,000 shares authorized, 2,734,900 issued and outstanding as of 12/31/2018 and 2017, 6/30/2018 and 6/30/2017	2,735	2,735	2,735	2,735
Additional paid in capital	37,734	37,734	37,734	21,267
Accumulated deficit	(111,335)	(42,969)	(61,912)	(27,070)
Total Stockholder’s Deficit	(70,866)	(2,500)	(21,443)	(3,068)

Total Liabilities and Stockholder’s Deficit	$-	$-	$5,000	18,428

BALANCE OF PAGE LEFT BLANK INTENTIONALLY

Risk Factors

You should carefully consider the following risks, together with all other information included in this Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

The Company is in the process of developing its business and has a limited operating history. You should consider our future prospects in light of the risks and uncertainties experienced by early stage companies. Some of these risks and uncertainties relate to our ability to:

●	offer products of sufficient quality to attract and retain a larger client base;
●	attract additional clients and increase spending per client;
●	increase awareness of our products and continue to develop client loyalty;
●	respond to competitive market conditions;
●	respond to changes in our regulatory environment;
●	maintain effective control of our costs and expenses;
●	raise sufficient capital to sustain and expand our business; and
●	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our growth.

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business will require significant investments of capital and management’s close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, IT, sales and marketing and other personnel; we may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

We may not be able to raise the additional capital necessary to execute our business strategy, which could result in the curtailment of our operations.

We will need to raise additional funds to fully fund our existing operations and for development and expansion of our business. We have no current arrangements with respect to sources of additional financing and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our operations. If any future financing involves the sale of equity securities, the shares held by our shareholders could be substantially diluted. If we borrow money or issue debt securities, the Company will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our business plan and would require us to delay, scale back or eliminate certain of our operations.

We will be required to hire and retain skilled managerial personnel, IT and sales and marketing personnel.

Our continued success depends in large part on our ability to attract, train, motivate and retain qualified management, IT, sales and marketing and coaching personnel. Any failure to attract and retain the required managerial, technical and coaching personnel that are integral to our business may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons and the loss of skilled coaches or technical personnel would adversely affect us.

We are dependent upon our officers and management for direction and the loss of any of these persons could adversely affect our operations and results.

We are dependent upon our officers for implementation of our proposed strategy and execution of our business plan. The loss of any of our officers could have a material adverse effect upon our results of operations and financial position. We do not maintain “key person” life insurance for any of our officers. The loss of any of our officers could delay or prevent the achievement of our business objectives.

We currently have only one operating subsidiary.

We are a holding company with a total of six subsidiaries; however, at the current time only one of those subsidiaries, Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), is conducting operations. Therefore, we are totally dependent on ZDSE for our revenue. Although management intends that two more of the Company’s subsidiaries will commence operations in the near future, there can be no assurance that either of those subsidiaries will succeed in doing so or that, if started, either of those businesses will produce revenue. All of the operating subsidiaries would conduct their operations in the PRC.

We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to a number of lawsuits from time to time arising in the ordinary course of our business. The expense of defending ourselves against such litigation may be significant. The amount of time to resolve these lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on our business, results of operations and cash flows.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

We have identified material weaknesses in our internal control over financial reporting in the Company and in HGSL and its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; (iii) we do not have a formal audit committee with a financial expert; and (iv) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

The Company intends to utilize a third-party independent contractor for the preparation of our financial statements in the future in an effort to remediate the deficiency. The implementation of this initiative will not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third-party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions, or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether or not our internal controls are sufficient, and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are a “smaller reporting company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be a smaller reporting company for an indefinite amount of time, and thus relieved of the above-mentioned attestation requirement, an independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Our independent auditors have issued an audit opinion for the Company, which includes a statement describing its going concern status. Our financial status creates a doubt as to whether the Company will continue as a going concern.

Our auditors have issued a going concern opinion regarding the Company. This means there is substantial doubt as to whether it can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding the Company’s ability to continue in business. As such, we may have to cease operations and investors could lose part or all of their investment in the Company.

To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company are, or will be, located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this Form 20-F and will issue audit reports related to the Company in the future. As the auditor of a company filing reports with the SEC and as a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers are or become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

Risks Related to the Business of our sole operating subsidiary

Our business depends on the market recognition of our brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

Our track record in providing quality coaching services will determine whether our sole operating subsidiary, Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) becomes recognized as a leading brand in the industry. We believe that market recognition of our brand is a key factor to ensuring our future success. As we continue to grow in size and broaden the scope of our program and services, however, it may become increasingly difficult to maintain the quality and consistency of the services we offer, which may negatively impact our brand and the popularity of our products and services offered thereunder.

Our brand value will also be affected by client perceptions. Those perceptions are affected by a number of factors; some of them are based on first-hand observation of our service quality while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation, and consequently negatively affect clients’ interest in our services and products, as well as top-notch executive coaches’ interest in being associated with our brand. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

In addition, scientific studies on education are constantly evolving and new or innovative conclusions on education methodologies or philosophies may affect clients’ perceptions of our services and products. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our coaching products and services, it may be difficult to maintain and grow client enrollment or attract more business partners to join our network, and our business and growth prospects may be materially and adversely affected.

If we fail to maintain and increase client subscriptions for our services, our revenues may decline, and we may not be able to reach profitability.

The success of our business depends largely on the number of clients. Therefore, our ability to continue to attract new clients and to retain existing clients is critical to our continued success and growth. Our client enrollment is affected by several factors, including our ability to develop new program materials and improve existing modules, expand our geographic reach, manage our growth while maintaining consistent and high coaching and service quality, effectively market and precisely target our services to a broader base of prospective clients and respond effectively to competition. If we are unable to continue to attract a sufficient number of new clients or to retain existing clients, our revenues may decline or we may not be able to reach profitability, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our business relies on our ability to recruit, train and retain dedicated and qualified coaches and management personnel.

Our coaches are critical to the quality of our services and our reputation. We seek to recruit, train and retain qualified and dedicated coaches; however, there is a limited pool of executive coaches with the attributes we require. In addition, any foreign coaches we hire must hold valid working permits, which may not be obtained in a timely manner, or at all. Despite our various initiatives, investments to secure qualified personnel and competitive compensation, we still may not be able to recruit, train and retain sufficient qualified coaches to keep pace with our growth while maintaining consistent coaching quality in the different markets we serve. A shortage of qualified coaches or a deterioration in the quality of our coaches’ services, whether actual or perceived, or a significant increase in the average compensation paid by our competitors to their coaches would have a material adverse effect on our business, financial condition and results of operations.

Competition

The leadership and executive coaching market in China is rapidly evolving, highly fragmented and intensely competitive with relatively easy entry. Competition in this industry may persist and even intensify. As more competitors enter the market, we will have to compete based on brand image, program content and structure and service quality. New competitors may enter the market and one or more of our competitors may develop and implement training courses or methodologies that may adversely affect our ability to sell our services to new clients. Competitors continually introduce new programs and services that may compete directly with our services, or that may make our programs uncompetitive or obsolete. Larger competitors may have superior abilities to compete for clients and skilled professionals, reducing our ability to deliver quality work to our clients. Some of our competitors may have greater financial or other resources than we do. We cannot assure you that we will be able to compete successfully against existing or potential competitors, and if we fail to gain or maintain, or if we lose market share, our business, financial condition and results of operations may be materially and adversely affected.

We may not be successful in introducing new products or enhancing our existing products.

We currently offer only one module sequence - “The Way of Management.” We intend to continue developing new products, as well as further enhancing our existing products. This process is subject to risks and uncertainties, such as unexpected technical, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancements of existing products will fulfill client needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

In addition, introducing new products or enhancing existing products requires us to make various investments in program and materials development and management, incur personnel expenses and potentially reallocate other resources. If we are unable to develop new products or cannot do so in a cost-effective manner or are otherwise unable to manage effectively the operations of those products, our financial condition and results of operations could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends in part on the continued application of services, efforts and motivation of our senior management team and key personnel. If one or more of our senior management members or key personnel are unable to continue in their present positions, we may not be able to find replacements successfully, and our business may be disrupted.

We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with the requisite skills could negatively impact our ability to manage our existing products and services, launch new products and expand our operations. There is competition for experienced personnel in the executive coaching industry and key personnel could leave us to join our competitors. Losing the services of our experienced personnel may be disruptive to and cause uncertainty for our business, which may have a material adverse effect on our business, financial condition and results of operations.

We could incur additional liabilities or our reputation could be damaged if we do not protect client data or if our information systems are breached.

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate between our locations around China and with our clients. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize and store sensitive or confidential client or employee data. As a result, we are subject to laws and regulations designed to protect this information. If any person, including any of our employees, mismanages or misappropriates such data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, employee negligence, fraud or misappropriation could damage our reputation and cause us to lose clients.

Legal requirements relating to the collection, storage, handling, and transfer of personal data continue to evolve. China’s Cybersecurity Law (“CSL”), which came into effect in June 2017, regulates how organizations should protect digital information and outlines measures to safeguard Internet systems, products and services against cyberattacks. The CSL was supplemented in May 2018 with the Personal Information Security Specification, which was amended and strengthened in February 2019. Although these amendments attempt to ease the compliance burden placed on businesses, the laws could impose significant limitations, require changes to our business or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct.

Our business is sensitive to general economic conditions.

Our business may be negatively affected by a downturn in general economic conditions and rising labor and material costs in China. Furthermore, a serious and/or prolonged economic downturn combined with a negative or uncertain political climate could adversely affect our clients’ financial condition and the amount they are able to spend for our services. These conditions may reduce the demand for our services or depress the pricing of those services and have an adverse impact on our results of operations. Changes in global economic conditions may also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Such economic, political and client spending conditions are influenced by a wide range of factors that are beyond our control and that we have no comparative advantage in forecasting. If we are unable to successfully anticipate these changing conditions, we may be unable to effectively plan for and respond to those changes, and our business could be adversely affected.

Our business success also depends in part upon continued growth in the use of coaching. In challenging economic environments, our clients may reduce or defer their spending on new services and coaching solutions in order to focus on other priorities. At the same time, many companies have already invested substantial resources in their current means of conducting their business and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel and/or processes. If growth in the general use of coaching services in business or our clients’ spending on these items declines, or if we cannot convince our clients or potential clients to embrace new services and solutions, our results of operations could be adversely affected.

In addition, our business tends to lag behind economic cycles and, consequently, the benefits of an economic recovery following a period of economic downturn may take longer for us to realize than other segments of the economy.

Risks Related to the People’s Republic of China

The Chinese government may exert substantial influence over the manner in which we conduct our business operations in China.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct our coaching and consulting operations in China may be harmed by changes in its laws and regulations, including those relating to regulation of the coaching industry, taxation, import and export tariffs, environmental regulations, land use rights, property ownership and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on us and our business.

China’s economic policies could affect our business.

All of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Fluctuation of the RMB may affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB is subject to changes in the PRC’s political and economic conditions. Since July 2005, the conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets.

We may face obstacles from the communist system in the PRC.

Foreign companies conducting operations in the PRC face significant political, economic and legal risks. The communist regime in the PRC may hinder Western investment.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Because our assets and operations are located in China, you may have difficulty enforcing any civil liabilities against us under the securities and other laws of the United States or any state.

We are a holding company, and all of our assets are located in the PRC. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these non-residents, or to enforce against them judgments obtained in United States courts, including judgments based upon the civil liability provisions of the securities laws of the United States or any state.

There is uncertainty as to whether courts of the PRC would enforce:

●	Judgments of United States courts obtained against us or these non-residents based on the civil liability provisions of the securities laws of the United States or any state; or

●	In original actions brought in the PRC, liabilities against us or non-residents predicated upon the securities laws of the United States or any state.

Enforcement of a foreign judgment in the PRC also may be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors’ rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

The PRC legal system embodies uncertainties, which could limit law enforcement availability.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary and affiliate is subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability to enforce our contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement, including our ability to enforce our agreements.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Changes to PRC tax laws may subject us to greater taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

Risks Related to the Company’s Shares

There is currently no trading market for our shares.

There currently is no trading market for our shares. Our outstanding shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of our shareholders to liquidate their investment.

We intend to file a registration statement under the Securities Act to register shares for resale in the United States. Assuming that the SEC declares our registration statement effective, we will seek to identify a market maker to apply for our shares to be admitted to quotation on the OTC Markets. We cannot assure you that we will be able to file and have declared effective the registration statement for resale of our shares, that we will identify a market maker that will file such application or that, if the shares are admitted to quotation, a public market will ever develop. There is no guarantee that our shares will ever be quoted on the OTC Markets or any exchange. Furthermore, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our shares. We expect the initial market for our shares to be limited, if a market develops at all. Even if a limited trading market does develop, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their shares.

It is likely that there will be significant volatility in the trading price of our shares.

In the event that a public market for our ordinary shares is created or maintained in the future, market prices for the shares will be influenced by many factors and will be subject to significant fluctuations in response to variations in operating results of ZDSE and other factors. Our stock price will also be affected by the trading price of the stock of our competitors, investor perceptions of ZDSE, interest rates, general economic conditions and those specific to our industry, developments with regard to ZDSE’s operations and activities, our future financial condition and changes in our management.

Risks relating to low priced stocks

The Company’s ordinary shares are not quoted and traded on the OTC Markets, and the price at which the shares will trade in the future cannot currently be estimated. There can be no assurance that trading will be commenced or sustained, although management intends to take such actions as are necessary to initiate trading on the OTC Markets. The trading price of the shares will most likely be below $5.00. If our shares trade below $5.00 per share, trading in the shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of our shares and the ability of holders of our shares to sell them.

We do not intend to pay dividends.

We have not paid any cash dividends on any of our securities since inception and we do not anticipate paying any cash dividends on any of our securities in the foreseeable future.

Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

We currently have issued and outstanding approximately 302,734,900 ordinary shares. None of these shares will be eligible for public sale and they may only be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or other applicable exemption. The market price of our capital stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional ordinary shares or other equity securities.

The ability of the Board of Directors of the Company to issue preferred shares and any anti-takeover provisions we adopt may depress the value of our ordinary shares.

Our Articles of Association authorize our Board of Directors to provide, out of unissued shares, for preferred shares in one or more classes or series within a class upon authority of the Board without further shareholder approval. Any preferred shares issued in the future may rank senior to the ordinary shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both, and any such preferred shares may have class or series voting rights. In addition, the Board of Directors may, in the future, adopt anti-takeover measures. The authority of the Board of Directors to issue preferred shares and any future anti-takeover measures it may adopt may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by its Board of Directors. As a result, the Company’s shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of the ordinary shares and the voting and other rights of the Company’s shareholders may also be affected.

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. All of our directors and officers reside outside the United States and their assets are located outside of the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals in the Cayman Islands or in China in the event that a shareholder believes that his rights have been infringed under the securities laws or otherwise. Even if a shareholder is successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render the shareholder unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our shareholders do not have the same protections or information generally available to shareholders of U.S. corporations because the reporting requirements for foreign private issuers are more limited than those applicable to public corporations organized in the United States.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. We are not subject to certain provisions of the Exchange Act applicable to United States public companies, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less). Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Item 4. Information on the Company

History of the Company

The Company was originally incorporated in Nevada under the name “Duonas Corp.” on September 19, 2014. It maintains its principal executive offices at 13th Floor, Building B1, Wisdom Plaza, Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, China 518000. The Company was formed to produce and sell stylish decorative items made from concrete, such as a variety of sculptures, candleholders, lamps, tabletops, bookcases, vases of various shapes and forms and decorations for the garden.

The Company filed a registration statement on Form S-1 with the SEC on August 25, 2016, which was declared effective on October 12, 2016. In November 2017, subsequent to a change of control, the Company’s name was changed to Huahui Education Group Corporation, its ticker symbol was changed to “HHEG” and management of the Company abandoned its business plan and determined to seek a possible business combination. The business purpose of the Company changed to seeking the acquisition of, or merger with, an existing company.

As a result, the Company became a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with nominal assets and no business operations, and it sought to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction could be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

On January 17, 2019, our Board of Directors unanimously adopted resolutions approving the redomicile of the Company from Nevada to the Cayman Islands. The Company changed its domicile, effective February 22, 2019, by merging into its wholly-owned Cayman Islands subsidiary, Huahui Education Group Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Huahui Education Group Limited.

On July 3, 2019 (the “Closing Date”), the Company closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LIMITED, (“HGSL”), a Seychelles company limited by shares, and HGSL’s shareholders, Mr. Junze Zhang, Feier Co., Limited and Meisi Co., Limited (the “HGSL Shareholders”). As a result, HGSL is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, the HGSL Shareholders exchanged all of the shares that they held in HGSL for 300,000,000 ordinary shares of the Company.

For accounting purposes, the Share Exchange was treated as a reverse acquisition with the HGSL Shareholders as the acquirers and the Company as the acquired party. When we refer in this Report to business and financial information for periods prior to the consummation of the Share Exchange, we are referring to the business and financial information of HGSL unless the context suggests otherwise.

As a result of the closing of the Share Exchange, the HGSL Shareholders own approximately 99.1% of the total outstanding ordinary shares of the Company and the former shareholders of the Company own approximately 0.9%. Mr. Zihua Wu, the former sole officer and a former director of the Company, resigned from all positions with the Company immediately after the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen remained a director of the Company.

The shares issued to the HGSL Shareholders in connection with the Share Exchange were not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and/or Regulation S promulgated by the U.S. Securities and Exchange Commission (the “SEC”). These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

As a result of the reverse acquisition described above, management of the Company believes that the Company is no longer a shell company. The Company’s operations now consist of the operations of HGSL and its subsidiaries.

Throughout the remainder of this Report, when we use phrases such as “we,” “our,” “company” and “us,” we are referring to the Company and all of its subsidiaries, as a combined entity.

BALANCE OF PAGE LEFT BLANK INTENTIONALLY

Corporate Structure

The following chart sets forth our corporate structure:.

Huahui Group Stock Limited (“HGSL”) was incorporated under the laws of the Republic of Seychelles on May 17, 2017. It became a wholly-owned subsidiary of the Company in July 2019 as a result of the Share Exchange described above. HGSL has a wholly-owned subsidiary formed under the laws of the Republic of Seychelles, Huahui Group Co., Limited, which currently has no operations. It has a second wholly-owned subsidiary, formed under the laws of Hong Kong, Huahui Group (HK) Co., Limited (“HGHK”), which, in turn, has a wholly owned subsidiary corporation formed under the laws of the Peoples Republic of China (the “PRC” or “China”), Huahui (Shenzhen) Education Management Co., Limited (“HEMC”). HEMC owns 100% of Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”). HSEC owns 100% of Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), which is currently the Company’s sole operating subsidiary. HGSL intends to develop additional businesses through one or more subsidiaries in artificial intelligence technology system development, pre-school education, K12 extracurricular tutoring, art training and vocational skills training. There can be no assurance that any of these proposed businesses will ever be developed.

Huahui Group (HK) Co., Limited (“HGHK”) was incorporated in Hong Kong on January 4, 2017 as an investment holding limited liability company. The original shareholder, Junze Zhang, held 100% of the shares and transferred all of the shares to HGSL on April 20, 2018.

Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), was established under the laws of the PRC on March 28, 2017 by HGHK with a registered capital of RMB 100,000. HEMC has not yet commenced operations, but currently provides administrative services to the Company.

Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”) was incorporated in the PRC on January 5, 2018 as an education consulting limited liability company. The original shareholders, Qixuan Zhang (99%) and Weiqing Xu (1%), each transferred his shares to HEMC on May 4, 2018 for RMB 0.5. HSEC has not yet commenced operations, but currently provides administrative services to the Company.

Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) was incorporated in the PRC on January 19, 2016 and commenced operations in April, 2016. The original shareholders, Qing Zuo (50%), Mengling Zhang (20%), Henghui Investment Consulting (Shenzhen) Partnership (10%) and Hengqing Investment Consulting (Shenzhen) Partnership (20%), each transferred his/her/its shares to HSEC on June 27, 2018 for RMB 1,000, RMB 400, RMB 200 and RMB 400, respectively. ZDSE is in the business of professional leadership development.

Business of Zhongdehui (Shenzhen) Education Development Co., Limited

ZDSE is a professional management coaching organization engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

ZDSE has established branches in Shenzhen, Guangzhou, Shandong and Liaoning. By 2018, the company had coached 2,188 entrepreneurs, as well as personnel from more than 32 corporate training services and large listed companies. The types of companies served include real estate, high technology, medicine, health, schools, government agencies, auto industry, communications, logistics, robotics, property, construction, engineering, manufacturing, textile, rag trade, furniture and other fields.

ZDSE has held charity events contributing to schools in Guangdong, Jiangxi, Sichuan, Hebei, Shandong and other provinces in the PRC. It has also held charity events in Shenzhen and Shandong, for which the theme was “I am the root of everything.” Since its opening, ZDSE has directly or indirectly contributed a total of RMB 128,000 to an orphanage called the Home of Light and has donated RMB 47,000 to support events for the orphans.

Advantages of ZDSE

Based on a deep understanding of Chinese national conditions and the latest industry policy trends, ZDSE has accumulated a large amount of client data and has performed management coaching services for business leaders, administrative professionals, industry professionals and ordinary employees.

ZDSE believes that the following advantages will be helpful in achieving success and a leading market position in Chinese personal leadership and business management coaching, making ZDSE stand out from its competitors.

1. ZDSE is a Pioneer in Developing Chinese Leadership Development Coaching Services.

ZDSE’s workshop, experiential learning and practice focus on personal leadership development so that its clients can apply their newly developed leadership concepts and experiences to their work. ZDSE also monitors the performance and the changes and developments of clients returning to work.

2. Excellent Team of Coaches

ZDSE believes that its team of coaches is crucial to the success of the company, and it has a team of professional and innovative coaches, most of whose academic backgrounds are either master’s or doctoral degrees in their various professions as well as experience in the field of leadership development coaching.

Since ZDSE’s coaches regularly interact with clients, they play a vital role in maintaining the quality of ZDSE’s services and protecting the brand and reputation of ZDSE. ZDSE intends to continue to attract and retain coaches with rich experience and will continue to seek coaches who can provide innovative service content.

3. Brand Perception

Management believes that ZDSE is enhancing its brand recognition and reputation as a result of its clients’ satisfaction. ZDSE believes that its coaching has attained good results for its clients and their post-training performance inspires more people to contact ZDSE. Thus, the brand, reputation and influence of ZDSE is continuously expanding. ZDSE will continue to strive to improve its client service system, including post-training client visits and consulting services, and its clients’ overall experience.

4. Industry-leading Market Size

ZDSE is headquartered in Shenzhen, and has established branches in Guangzhou, Shandong and Liaoning. ZDSE’s geographic expansion will support its efforts to expand its market scope and brand influence and gain a larger market share.

5. Innovative Program Development Capabilities

ZDSE’s service content and methods are mostly based on self-developed material. ZDSE’s program development team works with its staff and senior coaches in order to develop, update and improve ZDSE’s services. The team analyzes the latest market trends and demand, and regularly collects feedback from clients through multiple channels to improve the quality of its clients’ coaching experience.

The Strategy of ZDSE

1. Becoming China’s Best Leadership Development Coaching Service Organization

ZDSE’s goal is to become China’s best leadership development coaching service organization. ZDSE believes that it can accomplish that goal due to its leadership development modules, experiential learning modules and practice integration. By continuing to improve the quality of its coaching services and by supporting its clients with follow-up services, ZDSE believes it can increase the number of clients and the rate of new enrollments, thereby increasing its market share and capturing some larger markets. ZDSE has identified several areas where the Chinese economy is prosperous, and it intends to have regional service centers in several of these crucial locations by the end of 2019 in order to expand its geographic coverage. ZDSE established branches in Shandong and Liaoning during the first quarter of 2019 and it intends to establish a branch in Jiangsu by the end of the year. ZDSE’s management expects to further increase the number of branches in the future.

2. Formulating a Life-long Development System

ZDSE believes that it is extremely important to develop a life-long service system for its clients. Management intends to accomplish this through the Company’s online service program discussed below under “Other Planned Businesses of the Company.” This lifelong service is expected to be 60% online, through HEMC, and 40% offline, through ZDSE. ZDSE anticipates that this life-long service system will be attractive to its clients, thereby increasing enrollment in ZDSE’s offerings and achieving sustainable profitability for both HEMC and ZDSE. It is also expected to give ZDSE a significant competitive edge.

3. Extensive Strategic Alliances

ZDSE plans to seek strategic alliances on a nationwide scale. In accordance with the goal of many enterprises, institutions and industry associations, management carefully evaluates varied opportunities for cooperative relationships with other companies. Through cooperation and strategic alliances with various institutions and associations, ZDSE believes that it can effectively expand its pool of prospective clients and obtain a steady and predictable revenue source.

ZDSE’s Coaching Program

General Introduction

ZDSE has developed “The Way of Management” program with ten modules now, and more modules to be developed in the future. The current ten modules comprise the experiential course, which is comprised 60% of scenario exercises, 20% of group interactions and 20% of specified topics.

The Way of Management Program

Unit 1: Exploration Management

This is a four-day module that is comprised of 60% of experience exercises, 20% of client interactions and 20% of individual client presentations. Through this module, clients are given the opportunity to recognize their behavioral patterns in corporate management and decision-making, identify their own deficiencies or human frailties, such as selfishness or greed, and discover the gap between themselves and the ideal manager. It also promotes more inclusive treatment of partners and colleagues.

Unit 2: Innovation Management

This five-day module helps clients learn how to build an effective and productive team and is primarily based on the previous management theories of the clients. Through this experience-rich module, the clients examine their old models, generate new insights and establish new, personal management theories.

Unit 3: Practice Management

This module involves a 120-day practical experience. At the beginning, each client will develop a business goal derived from the two previous modules that the client wants to accomplish within this module. This module usually results in major changes and breakthroughs for the clients. During this 120-day period, the coaches track the progress of the clients weekly, and a group meeting is held every week. From time to time, thematic seminars are held for the clients in this module. Technical tools are also provided to assist the clients with their individual problems so that the clients can more effectively work towards and then achieve their goals.

Unit 4: Management Art

Through this four-day experience, clients work on communication skills, including listening and questioning, as well as how to give constructive feedback. By improving their communication skills, clients can increase the level of understanding and cooperation between themselves and their team, thereby becoming more effective managers and leaders.

Unit 5: Personality Management

Through this three-day experience, clients learn about different personality types, how to identify them through the behaviors of others and how to deal most effectively with people who exhibit these various personalities. The goal of this module is to help clients deal with difficult personalities, thereby reducing stress which may result from personality clashes in and outside the workplace.

Unit 6: Foundations of Management

This module is a four-day experience that gives clients the opportunity to discover their core values and how they impact their decisions and their management style. The more clients know about their core values, the more they can create effective communication, which makes it easier for them to reach agreement with their employees.

Unit 7: Relationship Management

We believe that the best managers and leaders understand and are happy with themselves. This four-day experience demonstrates to clients how to understand and accept themselves – their strengths and their weaknesses – and helps them understand their own needs. Through this understanding, as well as development of self-love, clients can develop better relationships and more effective communication with others.

Unit 8: Positivity

Poor communication and negative experiences can both stem from and result in problems in the workplace which, in turn, create a stressful and negative work atmosphere for all involved. This often results in reduced productivity, higher employee turnover and general dissatisfaction, which frequently carries over and affects all aspects of life. In this module, clients strive toward achieving a positive mindset and approaching work and life with a positive attitude, which results in better physical and mental health and greater happiness both in and out of the workplace. Greater employee happiness leads to a more positive “can do” atmosphere in the workplace, more effective employees and increased productivity.

Unit 9: Leadership Development for Women

This module, which is one of the most effective, is a unique four-day experience for female clients. As more and more women have entered traditionally male-dominated areas of employment, an opportunity has arisen for helping them succeed within a masculine culture and achieve equilibrium between their traditionally “female” strengths and qualities and the more traditionally “male” qualities required to succeed in business.

Unit 10: Fund Management

In this module, clients learn how to manage capital, how to use capital correctly and how to diversify their investments. And perhaps most importantly, clients come to understand their relationship with money and how to keep the acquisition of money in perspective.

Coaching Staff

The main function of the ZDSE coaches is to provide guidance and support both during completion of the modules and during the provision of post-completion services. The responsibility range of the coaches usually includes:

(i)	Understand and respond to questions and concerns;

(ii)	Guide clients through the various modules and assist them in their practical experience;

(iii)	Provide guidance on directions and technical tools;

(iv)	Afford psychological counseling to help clients cope with challenging issues; and

(v)	Maintain contact with the clients and follow the clients after completion of the program.

ZDSE seeks coaches who have extensive teaching experience and who demonstrate good interpersonal and communication skills. Currently, ZDSE has numerous excellent coaches who are attracted by ZDSE’s progressive concept, advanced technology and corporate culture.

ZDSE provides introductory training for new coaches, periodic on-the-job training and workshops for coaches to help them master the system and improve their coaching. Whenever ZDSE sets up a branch office in a new city, ZDSE will assign outstanding coaches from corporate headquarters to conduct new coach training in order to maintain the company’s program quality, corporate culture and brand reputation.

ZDSE also plans to introduce a technology system which it is developing, through which ZDSE’s coaches will be able to collect and analyze the results of their clients’ program experiences and make immediate adjustments to improve the quality of the overall program.

Research and Development

ZDSE engages in continuous research and exploration in an effort to further improve its system and grow its business. Its program development team analyzes the latest market trends and demand and regularly collects feedback from clients to improve the quality of the coaching experience offered by ZDSE.

ZDSE’s research and development team consists of:

●	Zuo, Qing. Mr. Zuo is the general manager of ZDSE.
●	Zhang, Mengling. Ms. Zhang is the enterprise training senior mentor and the module 2 and 3 enterprise training senior mentor.
●	Yin, Shaogang. Mr. Yin is the head of ZDSE’s Liaoning Branch.
●	Tsang, Kin Ling Martin. Mr. Tsang is the head of ZDSE’s Guangzhou Branch.

Marketing of ZDSE

At present, ZDSE acquires new clients primarily through recommendations of past and current clients. ZDSE believes that the biggest promoter for its success is word-of-mouth recommendations from past and current clients who share their program experiences with each other. New clients are also attracted by ZDSE’s coaching team and services.

ZDSE also holds free seminars for business executives, during which its representatives explain the company’s services and gather information about the needs of the attendees and their companies. ZDSE representatives then contact the potential clients and attempt to sell them the specific modules which most fill their individual needs.

To a lesser degree, ZDSE utilizes social media and conventional advertising to attract new clients.

Competition

ZDSE competes with both Chinese executive coaching and foreign executive coaching organizations with branches in China that offer services similar to those that it offers. However, the competition is highly fragmented with very few large competitors. ZDSE believes that its major competitors are Sun Yat-sen University School of Management, the earliest established institution specializing in business management education and research, and Elite Business Doers, which was founded in Shenzhen and describes itself as a “small learning community for SME owners.”

ZDSE believes that the principal competitive factors in the industry in which it competes include:

(i)	Brand awareness and reputation;
(ii)	Program topics;
(iii)	Program orientation;
(iv)	Quality of program and experience;
(v)	Type of back-end service and quality;
(vi)	Customized service;
(vii)	Skills and capabilities of coaches; and
(viii)	Price.

Management believes that the unique orientation of ZDSE’s program, including its holistic aspect, the quality of its coaches, the personal atmosphere and individualization of the program to each client’s specific needs and the quality of the post-program services distinguish it from its competitors. However, there can be no assurance that our initial competitive advantages will be retained, or that one or more competitors will not develop programs that are equal or superior to ours or are better priced than ours. In the future, we may face competition from competitors of varying sizes and geographic reach, who structure their program offerings similarly to ours. In addition, some competitors may have a longer operating history and a better ability to support and retain clients. Our revenue could be negatively impacted if our competitors were to develop and market programs that are more effective, more convenient or less expensive than our program.

ZDSE’s Future Business Plan

ZDSE’s national development plan includes opening 10 to 15 new branches in China, including branches in Beijing, Shanghai, Jiangsu, Chongqing and Xiamen, within three to six years. In addition, along with its geographic expansion, the company is continuously improving its module offerings. More modules are being developed and put on the docket for discussion to be added in the future.

Other Planned Businesses of the Company

The Company is planning to build an online platform for clients’ life-long development programs. This service is intended to complement and increase the business of ZDSE. Using an artificial intelligence system developed by ZDSE, each client’s online program will be customized for that client. We anticipate that the Company’s online mobile platform application will quickly build online membership for each member by importing address books. Members will be able to post and share the Company’s online services to their social circles, thereby attracting more clients to the Company and to ZDSE. Although management expects to face competition from other institutions with mature online platform services in the same market, these online services should enable the Company to reach a wider range of target clients and achieve greater sales opportunities for ZDSE with existing clients. ZDSE will also be able to promote support of its charitable activities and shape its brand image by publishing information content about those activities. Management believes that the online platform application will be available before the end of 2019.

The Company intends to conduct its online business through the use of a variable interest entity structure (“VIE”). It is intended that the business will be conducted by a newly formed company (“Newco”), which will be formed under the laws of the PRC and wholly owned by one or more citizens of the PRC. Management intends that a subsidiary of the Company, which will be a wholly foreign owned entity (the “WFOE”), will acquire effective control of Newco through a series of agreements – the VIE structure. The contractual arrangements between Newco and the WFOE will enable us to exercise effective control over, and realize substantially all of the economic risks and benefits arising from the activities of Newco. As a result, we will include the financial results of Newco in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as if Newco were a wholly owned subsidiary.

Properties

The Company and ZDSE share an office which is currently located in approximately 15 square meters of office space in Shenzhen, China. The office is located on the 5th floor of Building A, No. 43 Yanshan Road, Nanshan District, Shenzhen. The office area is divided into a private rental office area of approximately 15 square meters and a public office area of approximately 1,000 square meters. The lease for the office provides for a monthly rental of RMB 4,500 (approximately US$681.49), including utilities, and expires on March 31, 2020. In addition, the Company can use the public space for an irregular payment.

ZDSE currently leases approximately 1,509.28 square meters for its Guangzhou office. ZDSE leases this office space for a monthly rental of RMB 87,161 (approximately US$13,200) until May 30, 2020, after which time the monthly rental will increase to RMB 91,523 (approximately US$13,861) until May 30, 2021 and then RMB 96,096 (approximately US$14,553) until March 30, 2022.

ZDSE’s Shandong office consists of approximately 828 square meters and is leased until August 31, 2019 at a monthly rental of RMB 11,329 (approximately US $1,715.70). The company anticipates renewing that lease when it expires.

ZDSE leases a total of 710.84 square meters of office space for its Liaoning branch from three separate parties for monthly rents of RMB 9,521.68, RMB 13,408.04 and RMB 24,552.92, respectively, or a total monthly rent of RMB 47,482.64 (approximately US$7,190.93). One of the leases expires on April 30, 2020; the other two leases expire on May 31, 2020. All four parties intend to renew the leases when they expire.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of the date of this Report, we employ a total of 52 full-time employees, including 45 who are employed by ZDSE. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory.

Intellectual Property

Trademarks. ZDSE has two trademarks. It filed a trademark application on May 16, 2016 for its “Love the public, love the sailing” logo (registration number 19968013) and was granted exclusive protection until July 6, 2027.

ZDSE also filed a trademark application on May 16, 2016 for its “Zhongdehui” logo (registration number 1996771) and was granted exclusive protection for that logo until July 6, 2027.

China’s Executive Coaching Industry

China’s economy has grown so fast that demand for business leaders now far exceeds supply, and shortages are expected to continue for the rest of the decade. Despite China’s massive population and expanding higher education, Chinese and foreign companies often struggle to recruit enough middle and senior managers to provide the leadership they need to succeed in China’s fast-growing, highly competitive business environment. The leadership gap is compounded by the fact that many experienced Chinese managers who might otherwise fill leadership positions in fast-growing sectors gained much of their experience in traditional industries and in a system where management was based on government regulation that suppressed managerial initiative.

However, today’s China is characterized by progress, forward-thinking and hunger to succeed and improve. In reporting on the 4th China Leadership and Executive Coaching Conference held in Shanghai in 2016, Luis Velasquez noted that talks by industry leaders highlighted national pride and a need to continue improving and making a mark on the world. There is a need to identify and help executives develop the competencies, skills and traits needed to meet the demands of the new China.

Whereas twenty years ago, the idea of executive coaches was likely to elicit uncomprehending looks or quizzings about credibility and economic benefits, today, their value in helping nurture leaders has been completely reappraised. A growing number of companies are seeking their help to prepare senior and mid-level managers for more senior roles or to more effectively operate in their current roles.

As in other parts of the world, coaching in China is used to help executives identify and reach more of their potential. Executive coaching in China tends to be currently focused on development needs associated with leadership, often “executive presence” and other forms of communication. Dealing with cultural differences as a result of China’s decision to open itself increasingly to Western economic and cultural forces can be a challenge for both local Chinese and for China-based executives of U.S. multinational corporations. For example, executives in multinational corporations who have been in China awhile, or Chinese executives in Western corporations who have returned to China, often lament that Western headquarters doesn’t understand what it takes to be successful in “our part of the world”. Back at headquarters, seniors and peers can’t understand why their high-potential colleague in China can’t understand (or worse, won’t listen to) their views.

In this situation, coaching has been used to support improvements in the leader’s executive presence. Coaching support has led, for example, to action on “active listening” goals. It has also enabled the executive to present his China market experience in the form of a conversation with (rather than a lecture to) his colleagues at headquarters.

Challenges

Chinese executives may not be as comfortable with coaching as their U.S. or Europe-based colleagues. They may perceive it less as a development vehicle than as a means of remedying their “faults”. Worse, it may be seen as a prelude to dismissal.

In addition, given the value Confucianism places on hierarchy, Chinese executives may find it difficult to “slot” the coach psychologically. For example, as a partner in the executive’s development, the coach is clearly not a subordinate. If the coach is seen as a peer, however, he or she may be perceived as insufficiently capable of providing the support the executive feels is needed. If the coach is seen as a superior, then the executive may expect to be taught, rather than coached.

Market

According to the (ICF) 2016 Global Coaching Study, Asia has roughly 3,700 executive coaches, a miniscule number compared to China’s behemoth population alone. As Chinese companies mature as global influencers and seek to internationalize further, the need for executive coaching and strong leadership will be critical. And along with this, we can only predict a huge market opportunity for executive coaches.

Regulations in China Applicable to Our Business

The Employment Promotion Law of the PRC

The Employment Promotion Law of the PRC was adopted by the National People’s Congress on August 30, 2007 and amended on May 24, 2015. The Law states that the PRC government encourages and supports various types of vocational colleges, vocational skills training institutions and employers to carry out pre-employment training, on-the-job training, reemployment training and entrepreneurship training according to law and encourages laborers to participate in various forms of training. The PRC government and relevant departments encourage and guide enterprises to strengthen vocational education and training based on market demand and industrial development direction.

Several Opinions on Further Promoting the Development of Small and Medium-sized Enterprises

On September 19, 2009, the State Council issued the Several Opinions on Further Promoting the Development of Small and Medium-sized enterprises (“SME”), which states that the state guides and supports SMEs in strengthening management, supports the development of management consulting agencies for SMEs, conducts management consulting activities, guides SMEs to strengthen basic management, marketing and risk management, improve governance structure, promote management innovation and improve business management, vigorously carry out training for all types of SMEs and implement SMEs Galaxy Training Project, increase financial support, give full play to the role of industry associations (commercial associations) and SME training institutions, extensively adopt network technologies and other means to carry out policies and regulations, corporate management, marketing, professional skills, customer service and other kinds of training. It attaches great importance to the training of business managers and selects one million growing SMEs within three years to provide comprehensive training for their managers.

Promotion Law on Small and Medium-sized Enterprises of the PRC

On June 29, 2002, the National People’s Congress passed the Promotion Law on Small and Medium-sized Enterprises of the PRC, which was revised on September 1, 2017 and implemented on January 1, 2018. The Law states that the state establishes a sound socialized SME public service system to provide services to SMEs. The state supports relevant agencies, colleges and universities in carrying out personnel training for the management of SMEs and production technologies, and improving the marketing, management and technology level of the company. The state supports colleges and universities, vocational education institutions and various vocational skills training institutions to cooperate with SMEs to build a practical practice base to support two-way exchanges between teachers of vocational education institutions and SMEs, and to innovate the talent training model for SMEs.

Foreign Investment Industry Guidance Catalogue (2017)

The Foreign Investment Industry Guidance Catalogue (2017) was published on June 28, 2017 by the National Development and Reform Commission of the PRC and the Ministry of Commerce of the PRC. It was implemented on July 28, 2017.

According to the Guidelines for Directing Foreign Investment promulgated by the State Council in February 2002, the traditional Directing Catalogue for Foreign Investment Industry divides the industry into “encouraged foreign investment industry catalogue,” “restricted foreign investment industry catalogue” and “forbidden foreign investment industry catalogues.” Industries not listed as restricted or forbidden in the Foreign Investment Industry Guidance Catalogue are generally open to foreign investment. This Catalogue Revision adds the Special Foreign Investment Access Control Measures, namely a negative list, which includes industry directories with special management requirements, restrictions and prohibitions in the encouraged category, and adds an introduction section in the front. Non-learning vocational training institutions belong to the encouraged category of the education industry. Preschools, ordinary high schools and higher education institutions (limited to Sino-foreign cooperative education and Chinese leadership) are among the categories of restricted foreign investment industries, while compulsory education institutions belong to the forbidden foreign investment industry catalogues. This means that foreign investment is prohibited from entering compulsory education (from first-grade to ninth-grade), but foreign investors are allowed to invest in providing extracurricular tutoring and training services for which no certificate or diploma is issued.

The Draft PRC Foreign Investment Law

On January 19, 2015, the Ministry of Commerce of the PRC promulgated the PRC Foreign Investment Law (Draft for Soliciting Opinions) and solicited opinions from the public. The main purpose is to replace the Sino-Foreign Equity Joint Venture Law, The Foreign Investment Enterprise Law and the Chinese-Foreign Cooperation in Business Law (i.e., the “Three Laws of Foreign Investment”), which were enacted in the early stages of reform and opening up, because these three laws and regulations no longer meet the needs of building a new open economy system and are not conducive to stimulating market vitality and transforming government functions. In addition, important systems such as foreign mergers and acquisitions and national security review need to be incorporated into the basic laws of foreign investment and further improved. According to the Exposure Draft, the current case-by-case examination and approval system for foreign investment will be abolished, foreign capital management methods for pre-acquisition of national treatment and negative lists will be adopted, and an access management system for Limited Permission Plus Comprehensive Report will be established, i.e., for foreign investors to invest in the negative list, they must apply for a foreign investment permit. In addition, foreign investors who invest in China, regardless of whether they invest in the negative list, must fulfill reporting obligations.

The Exposure Draft abolishes the case-by-case approval system established by the Three Laws of Foreign Investment and designs a foreign investment access management system that is compatible with the pre-admission national treatment plus negative list management model. The foreign investment authority only provides permission for the implementation of investment in the area of the special management measures list, and the object of review is no longer the contract or the charter, but the foreign investor and its investment behavior. In the implementation of the negative list management model, the vast majority of foreign investment will no longer be examined and approved. At the same time, it is stipulated that foreign investment and investment in China need to fulfill their reporting obligations, regardless of whether they belong to the areas specified in the special management measures catalogue. Foreign investors investing in China involve the establishment or change of foreign investment companies, foreign investment companies must submit annual reports, key foreign investment companies must submit quarterly reports and foreign investment companies must report relevant information after integrating their directly or indirectly controlled domestic enterprises. Failing to perform or evading the performance of information reporting obligations on schedule, concealing facts or providing misleading or false information in the conduct of information reporting, will bear the corresponding administrative legal liability or criminal liability.

Regulations on Trademark Protection

Intellectual property rights, also known as “knowledge ownership rights,” refer to “property rights enjoyed by right holders for the intellectual work created by their intellectual work,” and are generally only valid for a limited time. Various intellectual creations such as inventions, designs, literary and artistic works, as well as signs, names and images used in commerce, can all be considered intellectual property owned by a person or organization. Since the 1980s, while continuously improving the construction of the domestic legal system, China has successively joined some major international conventions, treaties and agreements for the protection of intellectual property rights. In particular, on December 11, 2001, China became a member of the World Trade Organization’s Agreement on Trade-related Intellectual Property Rights.

The Trademark Law of the PRC was passed by the National People’s Congress on August 23, 1982 and amended on August 30, 2013 for the third time. The amendment took effect on May 1, 2014. The Law states that an applicant for trademark registration should fill in the product category and product name of the used trademark in accordance with the stipulated commodity classification form and file an application for registration. Trademark registration applicants can apply for registration of the same trademark for multiple categories of goods through one application. A registered trademark is valid for a period of ten years from the date of approval of the registration. If the registered trademark has expired and it needs to continue to be used, the trademark registrant must go through the renewal formalities within 12 months before the expiration of the time limit; if it cannot be handled during this period, it may grant a grace period of six months. Each renewal registration is valid for a period of ten years, counting from the date following the expiration of the previous validity period of the mark. If registrants fail to complete the renewal formalities at the expiration of the time limit, their registered trademarks shall be cancelled. In addition, if the registered trademark is a well-known trademark, it shall be managed in accordance with the Regulations on the Recognition and Protection of Well-known Trademarks issued by the State Administration of Industry and Commerce on July 3, 2014. The regulation states that well-known trademarks are trademarks that are well-known to the relevant public in China. The relevant public includes consumers who are related to the use of a certain type of goods or services marked by the trademark, other operators who produce the aforementioned goods or provide services, and the sellers and related personnel involved in the distribution channels. The recognition of well-known trademarks follows the principle of case identification and passive protection.

Foreign Currency Exchange

The Regulations on Foreign Exchange Management of the PRC was promulgated by the State Council of the PRC on January 29, 1996 and revised on January 14, 1997 and August 1, 2008, respectively. The regulations stipulate that foreign exchange income from current accounts of domestic institutions shall be sold to the designated foreign exchange bank in accordance with the provisions of the State Council concerning the management of foreign exchange, sales of foreign exchange and payment of foreign exchange, or be approved to open foreign exchange accounts in designated foreign exchange banks. The remittances used by domestic institutions for the current account shall be paid in accordance with the provisions of the State Council concerning the management of foreign exchange, sales of foreign exchange, and payment of foreign exchange, with valid certificates and commercial documents, to foreign exchange designated banks. Foreign exchange collections and import payments made by domestic institutions shall be subject to verification procedures in accordance with the regulations of the State on the management of the cancellation of foreign exchange receipts for export and the verification of the import payment and foreign exchange cancellation. Foreign exchange earnings from capital accounts of domestic institutions shall be subject to the opening of foreign exchange accounts in designated foreign exchange banks in accordance with the relevant regulations of the State and shall be approved by the foreign exchange administrative authority if they are sold to designated foreign exchange banks.

On October 21, 2005, the State Administration of Foreign Exchange (“SAFE”) issued a Circular on the Relevant Issues Concerning Domestic Investors Financing through Overseas Special Purpose Vehicles and Foreign Exchange Management of Return Investment, namely Document No. 75, which came into effect on November 1, 2005. The term “special purpose company” as mentioned in the circular refers to an overseas company directly established or indirectly controlled for the purpose of overseas equity financing (including convertible bond financing) by a domestic resident legal person or a domestic resident natural person with the assets or equity of a domestic company held by it. The “return investment” in the circular refers to the direct investment activities carried out by domestic residents through the special purpose company, including but not limited to the following methods: purchasing or replacing the Chinese company’s equity in a domestic company, setting up a foreign-invested enterprise in the country and purchasing or negotiating the control of domestic assets through the company, negotiating the purchase of domestic assets, establishing a foreign-invested enterprise with the investment in the asset and increasing the capital of the domestic enterprise. The “domestic resident legal person” in the circular refers to a legal person and other economic organization legally established in China; “domestic resident natural person” refers to a natural person holding a legal ID card such as an ID card or passport of the PRC, or natural persons habitually residing in China because of economic interests although they do not have legal status in China. The term “control” in this circular refers to the acquisition, trust, holding, voting right, repurchase, convertible bonds, etc. of domestic residents to acquire the operating right, income right or decision-making right of a special purpose company or a domestic company. Before a domestic resident establishes or controls an overseas special purpose company, he must, with relevant materials, apply to the local foreign exchange branch and foreign exchange administration department (hereinafter referred to as the SAFE) to apply for foreign exchange registration procedures for overseas investment. Domestic residents who inject the assets or equity of domestic enterprises owned by them into special purpose companies or conduct overseas equity financing after injecting assets or equity into special purpose companies, must go through the formalities for the change in the foreign exchange registration of overseas investment in relation to their equity in the special purpose company and their changes, and they should provide relevant materials when handling. After injecting a special purpose company or investing in foreign equity financing after injecting assets or equity into a special purpose company, the company shall handle the foreign exchange registration change procedures for overseas investment in relation to the equity of the special purpose company and its changes and shall provide relevant material. After completing procedures for the foreign exchange registration and change of overseas investment in accordance with regulations, the domestic residents may pay special purpose companies for profits, dividends, liquidation, equity conversion, capital reduction, etc. If a special purpose company has any significant capital changes such as capital increase or reduction, equity transfer or replacement, merger or division, long-term equity or debt investment, external guarantee, etc. and does not involve return investment, the domestic residents must apply to SAFE for handling the change of foreign exchange registration of overseas investment or filing procedures within 30 days from the occurrence of major events. If a domestic resident set up or controlled a special purpose company abroad before the implementation of this notice and completed the return investment but failed to register the foreign investment registration of the foreign investment according to the provisions, he was required to go to the local SAFE to renew the foreign investment registration of the foreign investor before March 31, 2006 according to the provisions of this notice. After completing the renewing registration of foreign exchange registration of overseas investment, SAFE may handle foreign exchange registration procedures for foreign investment and foreign debt for the relevant domestic enterprise.

On August 29, 2008, SAFE issued a Circular on the Improvement of the Business Operations Related to Foreign Exchange Capital Payment and Foreign Exchange Capital Management of Foreign-invested Enterprises, that is, Circular No. 142. The circular indicates that the RMB funds received from the foreign exchange enterprise’s capital gains shall be used within the business scope approved by the government approval department. Unless otherwise specified, the RMB funds obtained through settlement shall not be used for domestic equity investment. Excluding commercial real estate investment enterprises, foreign-funded enterprises may not purchase domestic real estate that is not for their own use in the form of RMB funds obtained through capital settlement. The use of RMB funds from foreign exchange-funded enterprises for capital investment in securities shall be implemented in accordance with relevant state regulations.

On November 9, 2011, SAFE issued a circular on further clarifying and standardizing issues concerning the management of foreign exchange operations for certain capital accounts, namely Circular 45, which clarified the scope of application of Circular 142. The circular pointed out that foreign-invested enterprises must not use the RMB funds derived from the foreign exchange capital settlement for domestic equity investment. Foreign-invested enterprises with equity investment approved by the relevant competent authorities must use their foreign exchange capital and domestic Chinese-funded institutions must use the foreign exchange funds in the asset liquidation account for domestic equity investments, with reference to the principle of foreign exchange capital contribution management of foreign-invested companies. Foreign-funded enterprises must not issue entrusted loans, repay inter-enterprise loans (including third-party advances) or repay bank loans that are re-lending to third parties in the form of RMB funds derived from foreign exchange capital settlement. Foreign-funded enterprises may not, in principle, deliver various types of deposits in the form of RMB funds derived from foreign exchange capitalization. Funds in the dedicated deposit account may not be settled.

On July 4, 2014, SAFE issued a circular on the issues relating to the pilot reform of foreign exchange capital management of foreign-invested enterprises in certain regions (i.e., Circular 36). The circular pointed out that since August 4, 2014, pilot projects for the reform of the management of foreign exchange capital in foreign exchange enterprises will be carried out in some regions. The foreign exchange capital recognized in the capital contribution account of a foreign-invested enterprise through the foreign exchange administration where it is located can be processed at the bank according to the actual business needs of the enterprise. The capital of a foreign-invested enterprise and the RMB funds derived from its settlement of foreign exchange shall not be used for the following purposes:

(i) it shall not be used directly or indirectly for expenditures outside the scope of business operations or prohibited by national laws and regulations;

(ii) unless otherwise provided by laws and regulations, no direct or indirect investment in securities may be used;

(iii) may not directly or indirectly be used to issue RMB entrusted loans (except for business scope permits), repayment of inter-enterprise loans (including third-party advances), and repayment of bank-denominated loans that have been transferred to third parties; and

(iv) except for commercial investment in real estate companies, they may not be used to pay for the purchase of non-self-use real estate.

Also, on July 4, 2014, SAFE issued a circular on the related issues concerning the Domestic Residents’ Foreign Investment through Special Purpose Companies and Foreign Exchange Management for Return Investments. This is known as Document No. 37. Compared with Circular 75, Circular 37 further simplified and facilitated the cross-border capital transactions of domestic residents involved in investment and financing activities through special purpose companies. The circular stipulates that SAFE shall exercise registration management for the establishment of special purpose companies for domestic residents. Before a domestic resident can use the legal assets or rights at home and abroad to invest in a special purpose company, he shall apply to SAFE for the foreign exchange registration formalities for overseas investment. If the domestic residents’ profits and bonuses obtained from special purpose companies are transferred back to China, they shall be handled in accordance with the current regulations on foreign exchange management; if the foreign exchange income from capital changes is transferred back to China, they shall be handled in accordance with the foreign exchange management provisions for capital accounts.

On March 30, 2015, SAFE issued a notice on reforming the foreign exchange capital management of foreign-invested enterprises, namely, Circular No. 19, which took effect on June 1, 2015. The circular indicates that SAFE has decided to implement the reform of foreign exchange capital management of foreign-invested enterprises on a nation-wide basis after summarizing the pilot experience in previous regions. At the same time, Circular 142 and Circular 36 were repealed.

Regulations on Dividend Distribution

The primary regulations on dividend distribution of foreign-owned enterprises and Sino-foreign equity joint ventures include:

(i) foreign Investment Law of the PRC (promulgated in 1986, amended in 2016);

(ii) rules for the Implementation of Foreign-funded Enterprises Law of the PRC (promulgated in 1990, revised in 2014);

(iii) law on Sino-Foreign Equity Joint Ventures of the PRC (promulgated in 1979, amended in 2016); and

(iv) regulations for the Implementation of the Sino-Foreign Equity Joint Venture Law of the PRC (promulgated in 1983, Revised in 2014).

According to these regulations, foreign-invested enterprises in China shall pay dividends based on accumulated profits (if any) determined by Chinese accounting standards and regulations. In addition, these foreign-invested enterprises are required to withdraw 10% of their balance after taxation minus the balance after they have been used to confiscate losses and make up losses. When the cumulative amount exceeds 50% of the registered capital, they can no longer be withdrawn. These reserves cannot be distributed as cash dividends. The board of directors of a foreign-invested enterprise may decide to withdraw a portion of its after-tax profits as employee rewards and welfare funds to cover collective benefits such as employee non-recurring awards, subsidies and repairs of employee housing.

Regulations on Labor

According to the Labor Law of the PRC (promulgated in 1994, amended in 2009), Labor Contract Law of the PRC (promulgated in 2007, amended in 2012) and Implementation Regulations of the Labor Contract Law of the PRC (promulgated in 2008), it is stipulated that employers and laborers should establish labor contracts when they establish labor relations. The labor contract concluded according to law is binding, and employers and laborers shall perform the obligations stipulated in the labor contract. Where a labor relationship has been established and a written labor contract has not been concluded at the same time, a written labor contract shall be concluded within one month from the date of employment. Where an employer and a laborer conclude a labor contract prior to employment, the labor relationship shall be established from the date of employment. The state implements a minimum wage security system. The specific standards for minimum wages are stipulated by the people’s governments of provinces, autonomous regions and municipalities directly under the Central Government and reported to the State Council for the record. The employer’s payment of laborers’ wages must not be less than the local minimum wage standard. The employer must provide laborers with labor safety and hygiene conditions that are in compliance with the state regulations and necessary labor protection supplies. Workers engaged in occupational hazard operations should carry out regular health checks.

The provisions concerning the employment of foreigners in China are mainly based on the Regulations on the Administration of Employment of Foreigners in China jointly issued by the Ministry of Labor, the Ministry of Public Security, the Ministry of Foreign Affairs and the Ministry of Foreign Trade and Economic Cooperation on January 22, 1996, as amended on November 12, 2010 and March 13, 2017. The regulation states that employers employing foreigners must apply for employment permits for the foreigner. Foreigners can only be hired after obtaining permission and obtaining the Employment License for Foreigners of the PRC (hereinafter referred to as “permit”). Foreigners employed in China should enter the country on a Z-visa (if they have a mutual visa exemption agreement, they should be dealt with according to the agreement). After entering China and obtain the Foreigner’s Employment Permit (hereinafter referred to as “employment permit”), they will be able to obtain employment in China. Foreigners who have not obtained a residence permit (namely, those with F, L, C and G visas), foreigners studying in China or performing internships and dependents of foreigners holding a Z visa may not be employed in China. In exceptional circumstances, the employer may apply for a permit in accordance with the approval procedures stipulated in these Regulations. Foreigners employed with a permit to the public security agency change their status and apply for an employment permit or residence permit. Employing units and foreigners hired shall conclude labor contracts according to law. The duration of a labor contract must not exceed five years. When the employment contract signed between the foreigner and the employing unit expires, the employment permit will be invalid.

The provisions concerning the employment of foreigners as teachers mainly refer to the circular concerning the Handling of Work Permits for Foreign Experts Coming to China issued by the State Administration of Foreign Experts Affairs on September 30, 2004. The circular states that foreign experts hired to work in China should obtain the Work Permit for Foreign Experts to Come to China. Foreign experts applying for Work Permits for Foreign Experts to Work in China shall abide by Chinese laws and regulations, be in good health, have no criminal record and meet one of the following conditions:

(i) to implement intergovernmental agreements and agreements between international organizations, and foreign trade contracts, foreign professional skills or management personnel working for employment in China;

(ii) foreign professionals who are engaged in education, scientific research, journalism, publishing, culture, arts, health, sports, etc. in China;

(iii) appointed as a deputy general manager or above in an enterprise in China, or a foreign professional or technical person enjoying equal treatment;

(iv) foreign experts or human agency agencies accredited by the State Administration of Foreign Experts Affairs Representatives of nationalities; and

(v) applicants for work in the fields of economy, technology, engineering, trade, finance, accounting, taxation, tourism, etc., with special expertise, foreign professional skills or management personnel in short supply in China.

Foreign experts in paragraphs (ii) and (iii) shall have a bachelor’s degree or above and more than 5 years of relevant work experience (except that language teachers must have a bachelor’s degree or above and more than 2 years of relevant work experience). All units intending to hire foreign experts shall be entitled to Accreditation of Foreign Experts Units and obtain the Certificate of Employment of Foreign Expert Units. This certificate is the basic proof of foreign nationals applying for work permits, invitation letters, foreign expert certificates and residence procedures in China. Newly-run schools and other education and training institutions should run for more than one year, only after the basic stability of teachers, students, and teaching institutions, they can apply for qualification approval procedures. However, the formal establishment of Chinese-foreign cooperatively-run schools and schools that specially recruit children from foreign nationals are not subject to this restriction. The Provincial Foreign Experts Bureaus, State Council related ministries and commissions, and the directly-affiliated agencies’ foreign affairs divisions (bureaus) shall be responsible for the annual inspection work of the local or department according to the annual inspection notice issued by the State Administration of Foreign Experts Affairs and submit the regional annual inspection report to the State Administration of Foreign Experts Bureau by the end of December. The National Bureau of Foreign Experts conducts annual inspections of all eligible units from January 1 to January 31 every year. All overseas organizations that intend to send cultural and educational experts to China must obtain the Authorization of the Qualifications of Overseas Organizations that Introduce Foreign Cultural and Educational Experts to Work in China and obtain the Authority Certification for Overseas Organizations that Introduce Foreign Cultural and Educational Experts to Work in China. This certificate is the basic proof of the overseas organization’s intermediary business of cultural and educational experts in China. The State Bureau of Foreign Experts Affairs and the Bureau of Foreign Experts at the provincial level conduct annual inspections of overseas organizations that have obtained the qualifications for introducing foreign cultural and educational experts to China from January 1 to March 31 every year, and organize dispatch teams and personnel to provide training and internships. Training, study and other forms of training for overseas training institutions must all obtain the Organizational Dispatch Group and Personnel Qualifications for Overseas Training Institutions and obtain the Certificate of Organization Qualification for Organizing Delegation Groups and People to Overseas Training. Organizations that organize their own personnel to go abroad for training only shall be excluded.

According to the decision regarding the cancellation of 13 administrative licenses of the State Council issued by the State Council on February 13, 2016, the accreditation of foreign experts by the State Foreign Experts Bureau was cancelled.

On March 28, 2017, the State Administration of Foreign Experts Affairs, the Ministry of Human Resources and Social Security, the Ministry of Foreign Affairs and the Ministry of Public Security jointly issued a notice on the Full Implementation of the Work Permit System for Foreigners to Come to China. The circular states that foreigners allowed to work in China will receive Work Permits for Foreigners to Come to China to replace Foreigner Employment Permits and Foreign Experts to Work Permits in China since April 1, 2017.

Tax regulations

PRC corporate income tax

On March 6, 2007, the National People’s Congress of the PRC issued the Corporate Income Tax Law of the PRC, which was implemented on January 1, 2008 and revised on February 24, 2017. The tax law stipulates that foreign-invested enterprises and domestic enterprises have an income tax rate of 25%. Small and low profit enterprises that meet certain conditions will be subject to a 20% income tax rate. Enterprises with high priority which need to be supported by the state are taxed at a reduced rate of 15%. On December 6, 2007, the State Council issued the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008.

On April 22, 2009, the State Administration of Taxation issued a notice on Relevant Issues of Overseas Registered Chinese-Funded Controlled Enterprises Recognized as Resident Enterprises on the Basis of Actual Management Institutional Standards, which became effective on January 1, 2008. The circular states that overseas Chinese-invested enterprises that meet the following conditions shall determine that they are resident companies of the actual administrative agency in China (hereinafter referred to as non-domestically registered resident enterprises), implement corresponding tax administration and collect corporate income tax on their income from inside and outside China:

(i) the places where senior management personnel responsible for the implementation of daily production and operation management operations and their senior management departments perform their duties are mainly located in China;

(ii) the company’s financial decisions (such as borrowings, lending, financing, financial risk management, etc.) and personnel decisions (such as appointments, dismissals, remunerations, etc.) are determined by institutions or personnel located in China or need to be approved by an organization or person located in China;

(iii) the company’s main property, accounting book, company seal, board of directors and minutes of shareholders’ meetings, etc. are located or stored in China; and

(iv) 50% or more of the voting directors or senior executives of the corporation often reside in China.

On July 27, 2011, the State Administration of Taxation issued an announcement on the issuance of the Administrative Measures on the Income Tax of Overseas-registered Chinese-controlled Holding Enterprises (Trial), which took effect on September 1, 2011. The measure points out that non-domestic-registered resident enterprises shall, in accordance with relevant Chinese laws and regulations and regulations of the competent departments of finance and taxation under the State Council, formulate financial and accounting statements, and shall, within 15 days from the date of receipt of tax registration certificates, submit the enterprise’s financial and accounting systems or financial accounting, the handling methods and related information to the competent tax authorities for the record. Non-domiciled registered resident companies that obtain dividends, bonuses and other equity investment income derived from China, income from interest, rent, royalties, transfer of property income and other income, shall issue a copy of the company’s Certificate of Resident Identity of Overseas-registered Chinese-controlled Enterprises issued by the company. According to Article 26 of the Corporate Income Tax Law of the PRC and Articles 17, 18 and 91 of the Implementation Regulations on Enterprise Income Tax Law of the PRC, the following income of enterprises is tax exempt income:

(i) interest income from government bonds;

(ii) dividends, bonuses and other equity investment gains among eligible resident companies;

(iii) non-resident enterprises that have established establishments in China obtain dividends, dividends, and other equity investment income from resident enterprises that are actually in contact with the institution or site; and

(iv) income of qualified non-profit organizations.

The applicable tax rate for income obtained by non-resident enterprises is 20%. Corporate income tax on income earned by non-resident enterprises is levied at the rate of 10%. That is to say, general overseas companies transferring 10% of the corporate income tax shall be subject to the transfer of equity in Chinese enterprises or the dividend distribution of Chinese enterprises. However, if the non-resident enterprise is a resident enterprise belonging to a country or region that has signed a tax treaty or arrangement with China, it may enjoy preferential tax treaty provisions.

Small and micro enterprise income tax preferential policy

According to notice No. 13 (2019) on Implementing the Inclusive Tax Deduction Policy for Small and Micro Enterprises issued by the Ministry of Finance and State Administration of Taxation, the annual taxable income of small and micro-profit enterprises shall not exceed RMB 1 million, the taxable income shall be included in the taxable income of 25% and the enterprise income tax shall be paid at the rate of 20%. For the portion exceeding RMB 1 million but not exceeding RMB 3 million, the amount of taxable income shall be included in the reduction of 50%, and the enterprise income tax shall be paid at the rate of 20%. These small-scale and low-profit enterprises refer to enterprises engaged in the national non-restricted and prohibited industries, and at the same time complying with the three conditions of annual taxable income of not more than RMB 3 million, the number of employees not exceeding 300 and the total assets not exceeding RMB 50 million. This notice is effective from January 1, 2019 to December 31, 2021.

PRC withholding tax

Foreign enterprises have no institutions or places in China, but have obtained profits, interest, rent, royalties and other income from China, or have established institutions or places, but the above-mentioned income has no actual connection with institutions and places. The amount of income is subject to withholding income tax. In accordance with the accrued method, the payer (payer) pays the tax on the proceeds (payments) to the beneficiary (the payee). The withholding income tax belongs to personal income tax or corporate income tax, but it is only a source of income tax control. It is a taxation of a personal income tax or corporate income tax.

In 2008, China began to impose a dividend withholding income tax on foreign-invested enterprises at a tax rate of 20%, generally levied at 10%. Hong Kong, Macao, Singapore, Seychelles and others have signed tax treaties with China or have special taxes. The preferential national tax rate for the countries in the arrangement is as low as 5%. Therefore, when a Hong Kong company affiliated to the group obtains the after-tax profits distributed by the mainland Chinese company it invests, the mainland Chinese company must withhold and pay 5% of the withholding income tax.

In addition, Notice No.88 (2017) on “the Issues Concerning the Direct Investment of Foreign Investors in Distributing the Withholding Income Tax Policy” stipulates that foreign investors who meet the conditions of direct investment shall not be subject to withholding tax.

PRC Business Tax and Value-Added Tax (VAT)

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued a circular on the Full Implementation of the Business Tax Levy of VAT Pilots. The circular indicates that since May 1, 2016, pilots for the change of business tax to VAT have been fully promoted throughout the country, and all business tax taxpayers, including ZDSE, were included in the scope of the pilot and were changed from paying business tax to paying VAT. According to notice No.36 (2016) issued by the Ministry of Finance and the State Administration of Taxation, the Comprehensive Project replaces Business Tax with Value-added Tax. ZDSE’s current value-added tax for business is 6% (general VAT taxpayer), and its branch companies’ value-added tax for business is 3% (small-scale VAT taxpayer).

According to notice No. 13 (2019), the VAT small-scale taxpayers with monthly sales of less than RMB 100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to December 31, 2021. According to the “Notice of the State Administration of Taxation on Issues Concerning the Exemption of Value-Added Tax for Small and Micro Enterprises” (State Administration of Taxation Announcement No. 52 of 2017, now abolished), from January 1, 2018 to December 31, 2020 sales of small-scale VAT taxpayers shall not exceed RMB 30,000 (tax payment of RMB 90,000 per quarter) and enjoy the preferential policy of exemption from VAT.

Item 4A.  Unresolved Staff Comments

Not Applicable

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Financial Statements and Notes to Financial Statements included elsewhere in this Report.

Overview

The Company was originally incorporated in Nevada as “Duonas Corp.” on September 19, 2014. In November 2017, subsequent to a change of control, the Company’s name was changed to Huahui Education Group Corporation and its ticker symbol was changed to “HHEG.” In February 2019, the Company was redomiciled from Nevada to the Cayman Islands.

On July 2, 2019, the Company entered into a definitive Share Exchange Agreement with HGSL and the shareholders of HGSL (the “HGSL Shareholders”), whereby we would acquire all of the outstanding common stock of HGSL in exchange for the issuance of our ordinary shares to the HGSL Shareholders. On July 3, 2019 (the “Closing Date”), HGSL became our wholly owned subsidiary and the HGSL Shareholders became the owners of approximately 99.1% of our voting shares. The acquisition of HGSL by us will be accounted for as a reverse merger because on a post-merger basis, the former shareholders of HGSL held a majority of our outstanding ordinary shares on a voting and fully diluted basis. Immediately prior to the Share Exchange, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations.

Neither the Company nor HGSL conducts any substantive operations of its own; subsequent to July 3, 2019, the Company conducts its primary business operations through its newly acquired indirect subsidiary, ZDSE. ZDSE is engaged in providing executive coaching services in the PRC and in consulting.

For purposes of the following discussion and analysis, references to “we,’’ “our’’ and “us’’ refers to the Company.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our condensed financial statements. Actual results could differ from those estimates made by management.

We believe that of our significant accounting policies, which are described in note 2 to our financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

Revenue is generated through the delivery of services. Revenue is recognized when a client receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with clients. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

(i)	identification of the services in the contract;

(ii)	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the client. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to clients at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2018, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality. The Company did not have any clients constituting 10% or more of the net revenues in either of its last two fiscal years.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.” The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company expects to adopt ASU 2016-02 in the first quarter of fiscal year 2019. The Company has substantially completed the assessment of the impacts of the new standard to its existing lease contracts. The Company does not believe the adoption of this ASU would have a material effect on its financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements.” This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivable, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its financial statements.

In November 2016, the FASB issued ASU 2016-18: “Statement of Cash Flows (Topic 230): Restricted Cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU on update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method each period presented. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

In January 2017, the FASB issued ASU 2017-01: “Business Combinations (Topic 805): Clarifying the Determination of Business.” The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company adopted this pronouncement, which has no material effect on its financial statements as of and for the year ended December 31, 2018.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

Results of Operations

The following discussion should be read in conjunction with the financial statements of the included under Item 18 of this Report.

For the Transition Period from July 1, 2018 through December 31, 2018

Results of Operations

We recognized revenue from continuing operations of $0 both for the Transition Period ended December 31, 2018 and for the six months ended December 31, 2017 and incurred $0 in cost of goods sold for the same periods from continuing operations. Total operating expenses for the Transition Period ended December 31, 2018 were $49,423 compared to $2,500 for the six months ended December 31, 2017 from continuing operations, an increase of $46,923 or 1,877%. This increase was primarily due to legal, audit and other fees incurred with respect to changing the Company’s domicile from Nevada to the Cayman Islands. Pursuant to a change in control on November 2, 2017, the Company recorded all revenues and expenses for the prior business as discontinued expenses. Loss from discontinued operations for the Transition Period ended December 31, 2018 and for the six months ended December 31, 2017 was $0 and $13,399, respectively.

Cash Flows from Operating Activities

We have not generated positive cash flows from operating activities. As of December 31, 2018, we have no cash in hand. Net cash flows used in operating activities from continuing operations was $9,893 for the Transition Period ended December 31, 2018, compared to $2,500 for the six months ended December 31, 2017; net cash used in operating activities from discontinued operations was $0 for the Transition Period ended December 31, 2018, compared to $4,914 for the six months ended December 31, 2017.

Cash Flows from Investing Activities

We have $0 provided by investing activities for discontinued operations for the Transition Period ended December 31, 2018, compared to $6,020 provided by investing activities for the six months ended December 31, 2017, which was derived from cash generated from liquidating the Company’s assets pursuant to the change of control in November 2017.

Cash Flows from Financing Activities

For the Transition Period ended December 31, 2018, net cash from financing activities was $9,893 consisting entirely of amount due to director. For the six months ended December 31, 2017, net cash from financing activities, continuing operations, was $2,500 consisting of amount due to director; net cash used in financing activities, discontinued operations, was $4,133.

Liquidity and Capital Resources

Shareholders’ equity has decreased from a deficit of $2,500 as of December 31, 2017 to a deficit of $70,866 as of December 31, 2018. The increased deficit was due to an increase in general and administrative expenses, which were incurred mainly for legal, audit and other fees related to changing the Company’s domicile from Nevada to the Cayman Islands. The redomicile was completed in February 2019.

The Company has accumulated a deficit of $111,335 as of December 31, 2018 compared to $42,969 as of December 31, 2017 and further losses are anticipated in the development of its business. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with advances from directors and, or, the private placement of our shares.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company had a net loss from continuing operations of $49,423 for the Transition Period ended December 31, 2018. The Company had total stockholder’s deficit of $70,866 as of December 31, 2018. The Company currently has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. Therefore, there is substantial doubt about the ability of the entity to continue as a going concern within one year after the date that the financial statements are issued. Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern. The Company expects to finance operations primarily through capital contributions from the CEO. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Update

On July 3, 2019, the Company completed the acquisition of HGSL and its sole operating subsidiary, ZDSE. HGSL incurred a net loss of $210,914 for the year ended December 31, 2018 and ZDSE incurred a net loss of $65,564 for that year. As of December 31, 2018, HGSL had net current liability of $261,574 and a deficit on equity of $107,570, while ZDSE had net current liability of $265,377 and a deficit on equity of $113,127. Those companies’ auditor issued going concern opinions on both companies for the years ended December 3, 2018. For further information on the financial status of these companies, you are referred to Exhibits 99.1 and 99.2 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019, as amended on July 16, 2019.

For The Years Ended June 30, 2018 and June 30, 2017

Results of Operations

We recognized revenue of $0 for the years ended June 30, 2018 and 2017 from continuing operations and incurred $0 in cost of goods sold for the same periods from continuing operations. Total operating expenses for the year ended June 30, 2018 were $21,443 compared to $0 for the year ended June 30, 2017 from continuing operations. Pursuant to the change in control, on November 2, 2017, the Company recorded all revenues and expenses for the prior business as discontinued expenses. Loss from discontinued operations for the years ended June 30, 2018 and 2017 was $13,399 and $25,860, respectively.

Cash Flows from Operating Activities

We have not generated positive cash flows from operating activities. As of June 30, 2018, we have no cash in hand. Net cash flows used in operating activities from continuing operations was $22,547 for the year ended June 30, 2018, compared to $0 for the year ended June 30, 2017; net cash used in operating activities from discontinued operations was $4,914 for the year ended June 30, 2018, compared to $33,558 for the year ended June 30, 2017.

Cash Flows from Investing Activities

We have $6,020 provided by investing activities for discontinued operations for the fiscal year ended June 30, 2018 compared to $6,400 used in investing activities for the purchase of equipment for June 30, 2017.

Cash Flows from Financing Activities

For the fiscal year ended June 30, 2018, net cash from financing activities was $1,947 consisting of cash used for disposal of former business unit of $20,600, and amount due to director of $22,547. For the fiscal year ended June 30, 2017, net cash from financing activities discontinued operations was $42,502 consisting of an amount of $20,500 due to director and $22,002 in proceeds from sales of common stock.

Liquidity and Capital Resources

Shareholders’ equity has increased from a deficit of $3,068 as of June 30, 2017 to a deficit of $21,443 as of June 30, 2018. Deficit was due to the increase in operating expenses incurred for the year.

The Company has accumulated a deficit of $61,912 as of June 30, 2018 compared to $27,070 as of June 30, 2017 and further losses are anticipated in the development of its business. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/ or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with advances from directors and/ or the private placement of common stock.

Because of the Company’s history of losses, its independent auditors, in the reports on the financial statements for the year ended June 30, 2018 and June 30, 2017, expressed substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that could result from the outcome of this uncertainty.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company had a net loss from continuing operations of $21,443 for the year ended June 30, 2018 and its loss from discontinued operations was $13,399 compared to $25,860 for the year ended June 30, 2017. The Company had total stockholder’s deficit of $21,443 as of June 30, 2018. The Company currently has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. Therefore, there is substantial doubt about the ability of the entity to continue as a going concern within one year after the date that the financial statements are issued. Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern. The Company expects to finance operations primarily through capital contributions from the CEO. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

As of the date of this Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Impact of Inflation

In accordance with the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for July 2017, 2018 and 2019 were minus 0.4%, 0.7% and 0.7%, respectively. Inflation in China has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in China in the future.

Taxation

As an exempt company limited by shares, we are not subject to taxation in the Cayman Islands on income arising in or derived from other jurisdictions.

Subsequent to the end of our last fiscal year, we completed the Share Exchange whereby ZDSE, a PRC company, became our sole operating subsidiary. ZDSE is a general VAT taxpayer with a tax rate of 6%; its three branch companies are small-scale taxpayers with a tax rate of 3%. The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. Because we had early losses that offset profits in 2018, our income tax in 2018 was 0.

Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities or deny our expected refunds.  Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

Foreign Currency Exchange Rates

We are not materially affected by foreign currency exchange rates. However, it is difficult to predict how market forces, or PRC or U.S. government policy, might affect our operations. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the RMB against the U.S. dollar. Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. So far, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we potentially may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited, and we may not be able to successfully hedge our exposure at all. Furthermore, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Item 6.  Directors, Senior Management and Key Employees

The names, titles and ages of the members of the Company’s and ZDSE’s Boards of Directors and their executive officers as of the date of this Report are as set forth in the below tables. There are no family relationships among any of the directors or executive officers.

There was no agreement or understanding between the Company and any director or executive officer pursuant to which he or she was selected as an officer or director.

Officers and Directors of the Company

Name	Age	Position
Junze Zhang	47	President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board

Zhongpeng Chen	49	Director

Mr. Junze Zhang obtained a Bachelor’s degree in Economics & Management in 1996 from Sun Yat-sen University in Guangzhou.

From 1998 to 2016, Mr. Zhang worked as a chairman in Puning Fageer Clothing Co., Limited where he was responsible for the overall operation of the factory. Since 2016, he has worked as a chairman in Huahui Group Stock Limited. He led and formulated the long-term development strategy for the company, while orchestrating internal and external changes. He also organized the company’s overall strategy, explored executive coaching market opportunities and led the innovation during the development of the company.

Since 2010, Mr. Zhang has been a member of the Shenzhen Chaoshang chamber of commerce. From 2014 to 2018, Mr. Zhang was the VP of Shenzhen Longgang District private enterprise chamber of commerce and the Vice-President of the Shenzhen Longgang District Financial chamber of commerce. From 2018 to the present, Mr. Zhang has been the honorary chairman of the Shenzhen Longgang District private enterprise chamber of commerce.

Mr. Zhongpeng Chen obtained a Master’s degree in Business Administration in 2013 from the Graduate School of Tsinghua University in Shenzhen.

From 1996 to 2006, Mr. Chen worked as a general manager in Shenzhen Peng Fa Freight Department. As a general manager, he was responsible for the overall operation of the factory. Mr. Chen has worked as a chairman in Shenzhen Hua Peng Fa Logistics Limited since 2006, and in 2017 he was appointed Chief Executive Officer, President, Secretary, Treasurer and Chairman of the Board of Directors of that company. He leads the development of the company’s strategy, adjusting that strategy according to changes in the internal and external environment. Moreover, he oversees the implementation of the company’s overall strategy, explores market opportunities and leads innovation and change within the company.

Officers, Directors and Key Employees of Zhongdehui (SZ) Development Co., Limited

Name	Age	Positions
Qing Zuo	44	General Manager of ZDSE

Mengling Zhang	43	Senior Consultant

Kin Ling Martin Tsang	56	Head of Guangzhou Branch, Chief Consultant

Shaogang Yin	48	Head of Liaoning Branch, Senior Consultant

Mr. Qing Zuo obtained a graduate degree in Coaching Theory at Fudan University in 2016 and the Diploma of Foundation in Psychology from Hong Kong Shue Yan University in January 2019. He is the general manager of ZDSE and has 20 years of experience as a business manager. He is also a promoter of the company’s charitable activities. With his passion for business management, he hopes to improve his clients’ management skills, improve clients’ leadership skills and lead ZDSE in the corporate management industry. ZDSE will continue to carry out charitable activities, and Mr. Zuo hopes to help more orphans and poor children including helping them get a better education opportunity.

Ms. Mengling Zhang is a Psychology graduate of Hong Kong Shue Yan University, a corporate-coaching consultant and an instructor of corporate-coaching consultants. Ms. Zhang serves as ZDSE’s module 2 and module 3 enterprise coaching senior consultant. Ms. Zhang has been committed to promoting ZDSE’s corporate culture, to research and development of modules and to leading our development and approach to emphasizing the psychology of leadership in our modules.

Mr. Kin Ling Martin Tsang is a graduate of the University of Wales, UK. He is the head of Zhongdehui Education Guangzhou Branch and chief instructor for ZDSE. He is currently a member of the Expert Committee of the China Enterprise Coach Federation. Mr. Tsang served as CEO of Julong Group, the largest medical software company in China, and has rich practical experience in corporate management and capital operation.

Mr. Shaogang Yin obtained the certificate of corporate coach, issued by the China Employment Training Technical Instruction Center. He was invited as the chief specialist by China National Training Network from April 22, 2018 to April 21, 2019.

Family Relationships

There are no family relationships among the directors or executive officers of either HHEG or ZDSE.

Committees of the Board of Directors

The Company’s Board of Directors has not established any committees. The functions of the audit committee are currently performed by the Board of Directors, with assistance by expert independent accounting personnel. The Company is not currently subject to any law, rule or regulation requiring that it establish or maintain an audit committee. The Company believes that while its Board of Directors is capable of analyzing and evaluating financial statements and understanding internal controls and procedures for financial reporting, the Company would be well served to retain an independent director who would qualify as an “audit committee financial expert.” The Company’s Board of Directors intends at some point in the future to establish audit, nominating and compensation committees. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving salary and benefit policies (including stock options), including compensation of the Company’s executive officers.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer.  Our directors are elected annually and serve until their successors take office or until their death, resignation or removal.  The executive officers serve at the pleasure of the Board of Directors.

Compensation

The following table summarizes all compensation received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of ZDSE in the years ended December 31, 2017 and 2018.

Summary Compensation Table

Compensation Paid
Name and Principal Position	Year	Salary(1) ($)		Bonus ($)	Other Compensation ($)
Zihua Wu,(2) President, CEO, CFO, Secretary and Director	2017 2018	Nil Nil		Nil Nil	N/A N/A
Junze Zhang,(3) President, CEO, CFO, Secretary and Director	2017 2018	Nil 9,009		Nil Nil	N/A N/A
Zhongpeng Chen,(4) Director	2017 2018	Nil Nil		Nil Nil	N/A N/A
Qing Zuo, General Manager of ZDSE	2017 2018	10,389.92 23,625.15	(5) (5)	Nil Nil	N/A N/A
Mengling Zhang, Senior Coach	2017 2018	13,808.82 23,625.15	(6) (6)	Nil Nil	N/A N/A
Kin Ling Martin Tsang,(7) Head of Guangzhou Branch	2017 2018	Nil Nil		Nil Nil	N/A N/A
Shaogang Yin,(8) Head of Liaoning Branch	2017 2018	Nil Nil		Nil Nil	N/A N/A

(1)	Expressed in U.S. Dollars based on the average interbank exchange rate of 6.75655132 RMB for each U.S. Dollar in 2017 and the average interbank exchange rate of 6.60313352 RMB for each U.S. Dollar in 2018
(2)	Zihua Wu resigned from the position of President, CEO, Secretary, CFO and director on July 3, 2019.
(3)	Junze Zhang was appointed as President, CEO, Secretary, CFO and director on July 3, 2019.
(4)	Zhongpeng Chen was appointed as a director on November 2, 2017.
(5)	Does not include $2,726 and $13,320 paid as coaching fees during 2017 and 2018, respectively.
(6)	Does not include $1,969 and $18,057 paid as coaching fees during 2017 and 2018, respectively.
(7)	Kin Ling Martin Tsang was employed by ZDSE as of February 1, 2019.
(8)	Shaogang Yin, was employed by ZDSE as of May 1, 2019.

Stock Option Grants and Exercises

The Company has not issued any options or stock appreciation rights to any officers, employees or directors. Our directors and executive officers may receive share options at the discretion of our Board of Directors in the future.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors.

Employment Contracts

We have formal employment agreements with our key employees and with our sole executive officer. The employment agreements are summarized below, and qualified by reference to the summaries of those employment agreements filed as Exhibits 10.7 through 10.11 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019.

Junze Zhang. Junze Zhang and the Company have entered into an Employment Agreement for an indefinite term commencing May 1, 2018. Under the Agreement, Mr. Zhang is paid a monthly salary of RMB 4,950, and additional monthly payments of RMB 5,050 for an aggregate monthly amount of RMB 10,000. Social insurance premiums and housing provident fund are paid by both the Company and Mr. Zhang. The Agreement may be terminated by mutual consent of the parties.

Qing Zuo. Qing Zuo’s Employment Agreement is for a term which commenced February 1, 2019 and terminates on January 31, 2021, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Zuo’s compensation is set forth in the company payroll, but may not be less than minimum wage, and he is entitled to overtime compensation for hours worked in excess of 40 hours per week.

Mengling Zhang. Mengling Zhang’s Employment Agreement is for a term which commenced April 18, 2016 and terminates on April 17, 2021, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Ms. Zhang’s compensation is set forth in the company payroll, but may not be less than minimum wage, and she is entitled to overtime compensation for hours worked in excess of 40 hours per week.

Kin Ling Martin Tsang. Kin Ling Martin Tsang’s Employment Agreement is for a term which commenced February 1, 2019 and terminates on January 31, 2021, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Tsang is paid a monthly salary of RMB 10,000.

Shaogang Yin. Shaogang Yin’s Employment Agreement is for a term which commenced May 1, 2019 and terminates on April 30, 2022, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Yin is paid a monthly salary of RMB 10,000.

Employees

Prior to the Share Exchange, which was consummated on July 3, 2019, the Company had no employees. As of the date of this Report, we employ a total of 52 persons, 45 of whom are employed by ZDSE.  Employees are not covered by collective bargaining agreements.  We consider our global labor practices and employee relations to be good.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of immediately prior to and immediately after the Share Exchange by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares immediately prior to the Share Exchange; (ii) those persons or groups known to beneficially own more than 5% of our ordinary shares immediately after the Share Exchange; (iii) each executive officer and director immediately prior to and immediately following the close of the Share Exchange; and (iv) all directors and executive officers immediately prior to and immediately following the Share Exchange, as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before the Share Exchange		After the Share Exchange
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class(1)	Number of Shares Beneficially Owned	Percent of Class(2)
Zihua Wu	300	-	300	-
Junze Zhang	-	-	30,000,000	9.91%
Zhongpeng Chen	1,700,000	62.15%	1,700,000	0.56%
Feier Co. Limited(3)	-	-	153,000,000	50.54%
Meisi Co. Limited(4)	-	-	117,000,000	38.65%
All executive officers and directors (2 persons)	1,700,300	62.17%	31,700,000	10.47%

(1)	Based on 2,734,900 shares outstanding immediately prior to the Share Exchange
(2)	Based on 302,734,900 shares outstanding immediately after the Share Exchange
(3)	Feier Co., Limited is 100% owned by Mr. Guiting Rao.
(4)	Meisi Co., Limited is 100% owned by Mr. Yuze Zhong.

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

Pursuant to a Share Exchange Agreement dated July 2, 2019, the Company issued 300 million of its ordinary shares to the HGSL Shareholders, constituting 99.1% of our issued and outstanding shares after the Share Exchange. The shares were issued in exchange for 100% of the outstanding shares of common stock of HGSL. Prior to the Share Exchange, Mr. Junze Zhang, a director of the Company, was the record and beneficial owner of 10% of the outstanding shares of HGSL and, accordingly, he received 30,000,000 ordinary shares of the Company pursuant to the Share Exchange.

During the year ended December 31, 2018, two companies controlled or formerly controlled by Mr. Qing Zuo, the General Manager of ZDSE, made advances to that company in the aggregate amount of $88,060. Mr. Zuo, individually, made advances to ZDSE in the aggregate amount of $33,473 and Ms. Mengling Zhang made advances to ZDSE in the aggregate amount of $36,519. During the year ended December 31, 2017, Mr. Zuo, individually, made advances to ZDSE in the aggregate amount of $83,409 and Ms. Zhang made advances to that company in the aggregate amount of $537,137. In addition, during the year ended December 31, 2018, Mr. Junze Zhang, HGSL’s President, made advances to that company in the aggregate amount of $182,093. The loans are interest-free, unsecured and have no fixed repayment term.

As of December 31, 2018 and 2017, and June 30, 2018, Mr. Zihua Wu, a former director of the Company, advanced $32,440, $2,500 and $22,547, respectively, to the Company. The loans are interest-free, unsecured and have no fixed repayment term.

The owner of the property where ZDSE’s Shandong branch is located leases the property, for a monthly rental of RMB 11,329, to an entity with which Mr. Qing Zuo was previously affiliated. That entity subleases the property to ZDSE for the same monthly rental payment. As of June17, 2019, Mr. Zuo is no longer an affiliate of that entity.

As of June 30, 2017, Mr. Vialdyslav Beinars, a director of the Company prior to the change of control which occurred in November 2017, had advanced $20,600 to the Company. The loans are interest-free, unsecured and have no fixed repayment term.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8.  Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – “Financial Statements.”

Item 9.  The Offer and Listing

Offer and Listing Details

Our shares were quoted on the OTCBB under the symbol “HHEG.” However, the shares are not currently trading. The Company anticipates filing a registration statement with the SEC under the Securities Act in order to register shares for resale that are currently held by shareholders of the Company in order for trading to occur in the future. There is no established public trading market for our shares, and there can be no assurance that a trading market will be developed and if developed that it will be sustained.

The following table sets forth the quarterly high and low bid prices for our shares from October 15, 2016 to June 30, 2019, and are based upon sporadic trading on the OTCQB. The prices set forth below represent inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

Period	High	Low
Quarter ended December 31, 2016	$0.01	$0.01
Quarter ended March 31, 2017	$0.01	$0.01
Quarter ended June 30, 2017	$0.01	$0.01

Quarter ended September 30, 2017	$0.01	$0.01
Quarter ended December 31, 2017	$5.50	$2.00
Quarter ended March 31, 2018	$4.52	$4.48
Quarter ended June 30, 2018	$4.85	$4.52

Quarter ended September 30, 2018	$4.85	$4.85
Quarter ended December 31, 2018	$6.08	$4.85
Quarter ended March 31, 2019	$5.70	$5.60
Quarter ended June 30, 2019	$5.60	$5.60

Our shares are not currently trading as a result of the Share Exchange.  Of our 302,734,900 ordinary shares issued and outstanding as of July 31, 2019, 1,500 shares were held in the United States in street name by three holders of record.  We have 56 shareholders of record.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is V Stock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

Item 10.  Additional Information

Share Capital

Our authorized capital is $50,000, consisting of 500,000,000 shares, $0.0001 par value per share. The Board of Directors has the right, in its absolute discretion and without approval of the existing shareholders, to issue shares, grant rights over existing shares or issue other securities in one or more series as it deems necessary and appropriate and to determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing shareholders, at such times and on such other terms as it deems proper. No preferred shares have been issued. Information with respect to the number of ordinary shares outstanding at the beginning and at the end of the fiscal years ended June 30, 2017 and 2018, and of the Transition Period is presented in the Statement of Changes in Stockholders’ Deficit included herein in Item 18. On July 3, 2019, an additional 300,000,000 shares were issued to the HGSL Shareholders in exchange for all of the outstanding shares of HGSL pursuant to the Share Exchange.

At July 31, 2019, there were 302,734,900 of our ordinary shares issued and outstanding.  All shares were fully paid.  We do not have any options to purchase shares or any preferred shares outstanding.

Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 346267 in the register of companies. Our registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI–9008, Cayman Islands. The objects for which the Company was established are unrestricted and the Company has full power and authority to carry out any object that is not prohibited under Cayman Islands law as set forth in Paragraph 4 of our Memorandum of Association. As a Cayman Islands exempted company, we are (subject to certain qualifications) prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands, owning land in the Cayman Islands and making any invitation to the public in the Cayman Islands to subscribe for any of our shares or debentures. We do not believe that these restrictions materially affect our operations.

Paragraph 107 of our Articles of Association (our “Articles”) provides that a director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with the Company shall declare the nature of his interest at a meeting of the directors or by general notice to the directors. The director may vote in respect of the contract or arrangement notwithstanding his interest therein and his vote shall be counted, and he may be counted in the quorum at any meeting at which the contract or arrangement is considered. Paragraph 86 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 98 of the Articles provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Paragraph 85 of the Articles provides that directors are not required to own shares of the Company in order to serve as directors.

Our authorized share capital is $50,000, divided into 500,000,000 shares, $0.0001 par value. Holders of our ordinary shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. All of our fully paid ordinary shares are equal to each other with respect to dividend rights. Holders of our ordinary shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under Cayman Islands law. In the event of our liquidation, the liquidator may, with the sanction of an Ordinary Resolution of the Company, divide among the shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. Holders of our ordinary shares have no preemptive rights to purchase any additional unissued ordinary shares. No preferred shares have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of preferred shares at their discretion.

Paragraph 8 of the Articles provides that the powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Paragraph 153 of the Articles provides that our Memorandum and Articles of Association may be amended by a special resolution of members. A special resolution requires passage by a majority of not less than two-thirds of the shareholders entitled to vote on the matter, in person or, where proxies are allowed, by proxy at a general meeting of the Company or in writing by all of the shareholders entitled to vote.

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 69 of the Articles and under the Companies Law (2018 Revision) of the Cayman Islands. The directors may convene meetings of the members at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding not less than one-third of the share capital of the Company as at that date carries the right to vote at general meetings of the Company.

Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities. There are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

A copy of our Memorandum and Articles of Association was filed as Exhibit 3.1 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019.

Material Contracts

On January 17, 2019, the Company (the “Nevada Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with its wholly-owned subsidiary, Huahui Education Group Limited (the “Cayman Company), an exempted company limited by shares which was formed under the laws of the Cayman Islands, in order to effect a change in the Company’s domicile from Nevada to the Cayman Islands. The Merger Agreement provided that, upon effectiveness of the merger, (i) the Nevada Company would be merged with and into the Cayman Company with the Cayman Company being the surviving company; (ii) each share of Common Stock of the Nevada Company would convert into the right to receive one ordinary share of the Cayman Company; and (iii) the officers and directors of the Nevada Company would be the officers and directors of the Cayman Company. The Plan of Merger was approved by the shareholders of both the Nevada Company and the Cayman Company. Pursuant to the Merger Agreement, the Company became a Cayman Islands exempted company as of February 22, 2019.

On July 2, 2019, the Company entered into a definitive Share Exchange Agreement with HGSL and the HGSL Shareholders, pursuant to which the Company acquired all of the outstanding common stock of HGSL in exchange for the issuance of 300,000,000 ordinary shares to the HGSL Shareholders. On July 3, 2019 (the “Closing Date”), HGSL became our wholly owned subsidiary and the HGSL Shareholders became the owners of approximately 99.1% of our voting shares. The Share Exchange Agreement was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2019.

Summaries of our employment contracts with executive officers and key employees are disclosed under Item 6.  “Directors, Senior Management and Key Employees – Employment Contracts” and were filed as Exhibits 10.7 through 10.11 to our Report on Form 6-K filed with the SEC on July 5, 2019.

Summaries of our leases are disclosed under Item 4.  “Information on the Company – Properties” and were filed as Exhibits 10.1 through 10.6 to our Report on Form 6-K filed with the SEC on July 5, 2019.

Exchange Controls

The government of the PRC imposes restrictions on the convertibility of the RMB and the collection and use of foreign currencies by Chinese entities. Under the current regulations, the RMB can be freely exchanged in current account transactions, including dividend distribution, interest payments and import and export of goods and services. However, the conversion of RMB into foreign currency and the conversion of foreign currency into RMB for capital account transactions, such as direct investment, securities investment and loans, generally require prior approval from the SAFE.

According to the current PRC regulations, foreign-invested enterprises, such as our subsidiaries in China, must apply for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate, a foreign-invested enterprise may open foreign exchange bank accounts with banks authorized by SAFE to conduct foreign exchange business and may purchase, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current accounts. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises can retain in such accounts.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Taxation

No reciprocal tax treaty regarding withholding exists between the United States and the Cayman Islands.  Under current Cayman Islands law, dividends, interest or royalties paid by us to individuals are not subject to tax as long as the recipient is not a resident of the Cayman Islands.  If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes.  Such dividends are not eligible for the 50% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the Internal Revenue Code.  Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders.  You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.  We presently believe that we are not a PFIC and do not anticipate becoming a PFIC.  This is, however, a factual determination made on an annual basis and is subject to change.  If we were to be classified as a PFIC in any taxable year, (i) United States holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge.  In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Documents on Display

You may read and copy documents referred to in this Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this Report on Form 20-F.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

The Chinese government’s control over the convertibility of the Ren Min Bi (RMB) may affect the value of your investment. The Chinese government regulates the exchange of foreign currency into RMB. In some cases, it also controls the remittances to China. Most of our income is charged in RMB, and the shortage of available foreign currency may limit our ability to pay dividends (if any) or other payments, or otherwise pay off foreign currency denominated debts (if any). According to China’s current foreign exchange regulations, current account items (including profit distribution, interest payments and trade-related transaction expenses) can be paid in foreign currency in accordance with certain procedures without prior approval from the State Administration of Foreign Exchange. When converting RMB into foreign currency and remitting it to China to pay for capital expenditures such as foreign currency loan repayments, it is necessary to obtain approval from relevant government departments.

We are exposed to foreign exchange risk, which can adversely affect our business and investor investments. As China faces international pressure to allow for a more flexible RMB exchange rate, China’s and overseas economic conditions and financial market development, and China’s international balance of payments, the Chinese government has decided to further reform the RMB exchange rate system and increase the flexibility of the RMB exchange rate. Any appreciation or depreciation of RMB or other foreign currency that our operations face will affect our business in different ways. In such circumstances, our business, financial condition, results of operations and development prospects may be materially and adversely affected.

Item 12.  Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2018, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

1.	We do not have an Audit Committee – While not being legally obligated to have an audit committee, it is the management’s view that such a committee, including a financial expert member, is an utmost important entity level control over the Company’s financial statement. Currently the Board of Directors acts in the capacity of the Audit Committee, and does not include a member that is considered to be independent of management to provide the necessary oversight over management’s activities.

2.	We did not implement appropriate information technology controls – As of June 30, 2019, the Company retains copies of all financial data and material agreements; however there is no formal procedure or evidence of normal backup of the Company’s data or off-site storage of data in the event of theft, misplacement, or loss due to unmitigated factors.

Accordingly, the Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control- Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2018, there was no change in the Company’s internal control over financial reporting period covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not currently have an audit committee.

Item 16B.  Code of Ethics

Due to our size, limited number of employees, the fact that we presently only have only two directors and one officer and are still in the development stage of our operations, the Company has not yet adopted a Code of Ethics which applies to our directors, officers, employees and representatives. We intend to adopt a code of ethics in the future when and if our circumstances warrant.

Item 16C.  Principal Accountant Fees and Services

The following are the fees billed to us by our auditors during the fiscal year ended June 30, 2018, the Transition Period and between January 1, 2019 and June 30, 2019:

	January 1, 2019 to June 30, 2019	Transition Period Ended December 31, 2018	Fiscal Year Ended June 30, 2018
Audit Fees	$2,000	$17,600	$13,523
Audit Related Fees	-	-	-
Tax Fees	-	-	850
All Other Fees	-	-	-
Total	$2,000	$17,600	$14,373

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 10-Q and for any other services that were normally provided by our independent auditor, respectively, in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees are fees for services rendered by our independent auditor in connection with our private and public offerings conducted during such periods.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

The Company’s shares are not listed on an exchange.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F.  Changes in Registrant’s Certifying Accountants.

Effective as of July 16, 2018, the Company dismissed TAAD LLC (“TAAD”) as our independent registered public accounting firm. The reports of TAAD on our financial statements for the fiscal years ended June 30, 2017 and for the period August 25, 2016 through July 16, 2018 did not contain an adverse opinion or disclaimer of opinion, and they were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports included a going concern qualification. During our fiscal years ended June 30, 2017 and the subsequent interim period preceding their dismissal, there were no disagreements with TAAD, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of TAAD, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements.

On July 16, 2018, the Company engaged PAN-CHINA SINGAPORE PAC as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended June 30, 2018.

Item 16G.  Corporate Governance.

Not applicable

Item 16H.  Mine Safety Disclosure.

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Report:

Contents	Pages
Report of Independent Registered Public Accounting Firm	F-1

Balance Sheets as of December 31, 2018 (audited) and 2017 (unaudited) and June 30, 2018 and 2017 (audited)	F-2

Statements of Operations for the six months ended December 31, 2018 (audited) and 2017 (unaudited) and for the years ended June 30, 2018 and 2017 (audited)	F-3

Statements of Stockholders’ Deficit as of December 31, 2018 (audited) and 2017 (unaudited) and June 30, 2018 and 2017 (audited)	F-4

Statements of Cash Flows for the six months ended December 31, 2018 (audited) and 2017 (unaudited) and for the years ended June 30, 2018 and 2017 (audited)	F-5

Notes to Financial Statements	F-6 to F-10

Item 19.  Exhibits

1.1*	Memorandum and Articles of Association of Huahui Education Group Limited

4.1**	Share Exchange Agreement between the Company, Huahui Group Stock Limited and the shareholders of Huahui Group Stock Limited, dated July 2, 2019

12.1	Certification of Officer Pursuant to Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed as Exhibit 3.1 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019 and incorporated herein by reference.

** Filed as Exhibit 2.1 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

HUAHUI EDUCATION GROUP LIMITED.

Dated: August 29, 2019	/s/ Junze Zhang
Junze Zhang, Chairman of the Board, Chief Executive Officer and Chief Financial Officer

HUAHUI EDUCATION GROUP LIMITED (fka “Huahui Education Group Corporation”)

FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

Table of Contents

Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets as of December 31, 2018 (Audited) and 2017 (Unaudited), June 30, 2018 (Audited)and 2017 (Audited)	F-2
Statements of Operations for the six months ended December 31, 2018 (Audited) and 2017 (Unaudited), for the years ended June 30, 2018 (Audited) and 2017 (Audited)	F-3
Statement of Stockholders’ Deficit as of December 31, 2018 (Audited) and 2017 (Unaudited), June 30, 2018 (Audited) and 2017 (Audited)	F-4
Statements of Cash Flows for the six months ended December 31, 2018 (Audited) and 2017 (Unaudited), for the years ended June 30, 2018 (Audited) and June 30, 2017 (Audited)	F-5
Notes to Financial Statements	F-6- F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Huahui Education Group Limited (fka “Huahui Education Group Corporation”):

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Huahui Education Group Limited (“the Company”) as of December 31, 2018, and the related statements of operations, stockholders’ deficit, and cash flows for the six month period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the six month period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred recurring losses from operations and has a stockholder’s deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 5 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Pan-China Singapore PAC

We have served as the Company’s auditor since 2018.

Singapore

August 29, 2019

HUAHUI EDUCATION GROUP LIMITED (fka “Huahui Education Group Corporation”)

BALANCE SHEETS (Stated in US Dollars)

	Restated (Note 9) December 31, 2018	December 31, 2017	June 30, 2018	June 30, 2017
	(Audited)	(Unaudited)	(Audited)	(Audited)

ASSETS
Current Assets
Prepaid expenses	$-	$-	$5,000	-
Current assets under discontinued operations	-	-	-	12,408
Total Current Assets	-	-	5,000	12,408

Non-Current assets under discontinued operations	-	-	-	6,020
Total Non-Current Assets	-	-	-	6,020
Total Assets	$-	$-	$5,000	18,428

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Account payable	$-	$-	$3,896	-
Amount due to related party	32,440	2,500	22,547	-
Other payables and accrued expenses	38,426	-	-	-
Current liabilities under discontinued operations	-	-	-	21,496
Total Current Liabilities	70,866	2,500	26,443	21,496
Total Liabilities	70,866	2,500	26,443	21,496

COMMITMENTS AND CONTINGENCIES

Stockholder’s Deficit
Preferred stock, par value $0.001;100,000,000 shares authorized and 0 outstanding;	-	-	-	-
Common stock, par value $0.001; 700,000,000 shares authorized, 2,734,900 issued and outstanding as of 12/31/2018 and 2017, 6/30/2018 and 6/30/2017	2,735	2,735	2,735	2,735
Additional paid in capital	37,734	37,734	37,734	21,267
Accumulated deficit	(111,335)	(42,969)	(61,912)	(27,070)
Total Stockholder’s Deficit	(70,866)	(2,500)	(21,443)	(3,068)

Total Liabilities and Stockholder’s Deficit	$-	$-	$5,000	18,428

Accompanying notes are an integral part of these condensed financial statements

HUAHUI EDUCATION GROUP LIMITED (fka “Huahui Education Group Corporation”)

STATEMENT OF OPERATIONS (Stated in US Dollars)

	Restated (Note 9) For the six months ended December 31,	For the six months ended December 31,	For the year ended June 30,
	2018	2017	2018	2017
	(Audited)	(Unaudited)	(Audited)	(Audited)

REVENUES	$-	$-	$-	$-

COST OF GOODS SOLD	-	-	-	-

GROSS PROFIT	-	-	-	-

GENERAL AND ADMINISTRATIVE EXPENSES	(49,423)	(2,500)	(21,443)	-

TOTAL OPERATING EXPENSES	(49,423)	(2,500)	(21,443)	-

LOSS BEFORE INCOME TAX	(49,423)	(2,500)	(21,443)	-

INCOME TAX PROVISION	-	-	-	-

LOSS FROM CONTINUING OPERATIONS	(49,423)	(2,500)	(21,443)	-

DISCONTINUED OPERATIONS:
Loss from discontinued operations	-	(13,399)	(13,399)	(25,860)

BASIC AND DILUTED LOSS PER SHARE
FROM CONTINUING OPERATIONS	(0.00)	(0.00)	(0.00)	-
FROM DISCONTINUED OPERATIONS	(0.00)	(0.00)	(0.00)	(0.00)

Weighted average number of common shares outstanding – Basic and diluted	2,734,900	2,734,900	2,734,900	2,477,489

Accompanying notes are an integral part of these condensed financial statements

HUAHUI EDUCATION GROUP LIMITED (fka “Huahui Education Group Corporation”)

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT (Stated in US Dollars)

	Common Stock		Additional Paid-in	Deficit	Total Stockholders’
	Shares	Amount	Capital	Accumulated	Equity

Balance, June 30, 2016	2,000,000	$2,000	$-	$(1,210)	$790

Shares issued for cash	734,900	735	21,267	-	22,002

Net loss for the year ended June 30, 2017 from discontinuing operations	-	-	-	(25,860)	(25,860)

Balance, June 30, 2017 (Audited)	2,734,900	$2,735	$21,267	$(27,070)	$(3,068)

Capital contribution from change in Control Transaction-net liabilities	-	-	16,467	-	16,467

Net loss for the six months ended December 31, 2017 from continuing operations	-	-	-	(2,500)	(2,500)
Net loss for the six months ended December 31,2017 from discontinued operations	-	-	-	(13,399)	(13,399)

Balance, December 31, 2017 (Unaudited)	2,734,900	$2,735	$37,734	$(42,969)	$(2,500)

Net loss for the six months ended June 30, 2018 from continuing operations	-	-	-	(18,943)	(18,943)

Balance, June 30, 2018 (Audited)	2,734,900	$2,735	$37,734	$(61,912)	$(21,443)

Net loss for the six months ended December 31, 2018 from continuing operations	-	-	-	(49,423)	(49,423)

Balance, December 31, 2018 (Audited)	2,734,900	$2,735	$37,734	$(111,335)	$(70,866)

Accompanying notes are an integral part of these financial statements

HUAHUI EDUCATION GROUP LIMITED (fka “Huahui Education Group Corporation”)

STATEMENT OF CASH FLOWS (Sated in US Dollars)

	Restated (Note 9) For the six months ended December 31,	For the six months ended December 31,	For the year ended June 30,
	2018	2017	2018	2017
	(Audited)	(Unaudited)	(Audited)	(Audited)

Cash flows from operating activities:
Net loss from continuing operations	$(49,423)	$(2,500)	$(21,443)	$-
Decrease (Increase) in prepaid expenses	5,000	-	(5,000)	-
(Decrease) Increase in account payable	(3,896)	-	3,896	-
Increase in other payable	38,426	-	-	-
Net cash used in operating activities - continuing operations	(9,893)	(2,500)	(22,547)	-

Adjustments to reconcile net loss to net cash provided by discontinued operations:
Net loss from discontinued operations	-	(13,399)	(13,399)	(25,860)
Changes in assets and liabilities	-	(8,485)	8,485	(7,698)

Net cash provided by/(used in) operating activities - discontinued operations	-	(4,914)	(4,914)	(33,558)

Net cash used in operating activities	(9,893)	(7,414)	(27,461)	(33,558)

Net cash provided by/(used in) investing activities – discontinued operations	-	6,020	6,020	(6,400)

Net cash used in investing activities - continuing operations	-	-	-	-

Cash flows from financing activities - continuing operations:
Proceeds from note payable - related party	-	-	22,547	-
Advance from a related party	9,893	2,500	-	-

Net cash provided by financing activities - continuing operations	9,893	2,500	22,547	-

Net cash provided by/(use in) financing activities - discontinued operations	-	(4,133)	(20,600)	42,502

Net cash provided by financing activities	-	-	1,947	42,502

Net (decrease) increase in cash	-	(3,027)	(3,027)	2,544

Cash at beginning of period	-	3,027	3,027	483

Cash at end of period	$-	$-	$-	$3,027

Non-cash investing and financing activities:
Net liabilities discharged by former owners as part of changes in control	$		$16,467	$-

Accompanying notes are an integral part of these condensed financial statements

HUAHUI EDUCATION GROUP LIMITED (fka “Huahui Education Group Corporation”)

Notes to the condensed financial statements

DECEMBER 31, 2018

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

HUAHUI EDUCATION GROUP CORPORATION, formerly DUONAS CORP. (“the Company”, “we”, “us” or “our”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

A change of control took place on November 2, 2017 from Vladyslav Beinars. Control was obtained by the sale of 2,000,000 shares of the Company common stock from Vladyslav Beinars to Zhongpeng Chen, Shuiyu Zhong, Xihan Huang, Meihua Zhuang, Peina Huang, Yanru He, Yin Ao, Zhanpeng Fang, Liming Huang, Chuhong Huang, Xiaodong Du, Qiaohong Xie, Lizhen Huang, Liyu Zhang, Chuhua Chen, Meina Xie, Meiyun Wang, Ning Xie, Lirong Zhang, Chan Li, Qiongju Ou, Xijuan Huang, Yihao Chen, Huilin Chen, Yulan Chen, Yixiong Chen, Qixia Yao, Baoquan Huang, Wei Xiong, Changli Huang and Wu Lin. In connection with the transaction, Vladyslav Beinars released the Company from all debts owed.

Through October 22, 2017, the Company’s primary business activity was production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof. Going forward, the Company’s operations will be determined and structured by the new investor group. As such, at December 31, 2018, the Company accounted for all of its assets, liabilities and results of operations up to October 22, 2017 as discontinued operations.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company had net loss from continuing operations was $49,423 for the six months ended December 31, 2018 and loss from, discontinued operations was $0, compared $2,500 and $13,399 for the six months ended December 31, 2017, respectively. The Company had total stockholder’s deficit $70,866 as of December 31 2018.The Company currently has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. Therefore, there is substantial doubt about the ability of the entity to continue as a going concern within one year after the date that the financial statements are issued. Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern. The Company expects to finance operations primarily through capital contributions from the CEO. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared pursuant to the rules and regulations of the U.S Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”). On July 2, 2019, the Company’s board of directors unanimously approved to modify the Company’s accounting fiscal year end from June 30 to December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company had $0, $0, $0 and $3,027 of cash as of December 31, 2018 and 2017, June 30, 2018 and 2017, respectively. Cash as of June 30, 2017 was included in current assets under discontinued operations.

Depreciation, Amortization, and Capitalization

The Company records depreciation and amortization using straight-line balance method over the estimated useful life of the assets. The Company establish capitalization of its assets based on dollar amount that are more than $1,000 in value. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property’s useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Prepaid Expenses

The Company had $0 and $5,000 in prepaid rental as of December 31, 2018 and June 30, 2018, respectively.

Other payables and accrued expenses

As of December 31, 2018, other payables and accrued expenses mainly consisted of advance from Huahui Group (HK) Co., Ltd (“HGHK”). HGHK became a wholly-owned subsidiary of the Company after the share exchange transaction on July 3, 2019 described at Note 10.

Discontinued Operations

The Company follows ASC 205-20, “Discontinued Operations,” to report for disposed or discontinued operations.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Revenue Recognition

Revenue is reported net of business taxes and VAT. Revenue is recognized when a customer receives goods or services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

(i)	identification of the services in the contract;

(ii)	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Basic Income (Loss) Per Share

The Company computes income (loss) per share in accordance with FASB ASC 260 “Earnings per Share.” Basic (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. As of December 31, 2018 and 2017, June 30, 2018 and 2017, there were no potentially dilutive debt or equity instruments issued or outstanding.

Related party balances and transactions

A related party is generally defined as:

(i)	any person that holds the Company’s securities including such person’s immediate families,

(ii)	the Company’s management,

(iii)	someone that directly or indirectly controls, is controlled by or is under common control with the Company, or

(iv)	anyone who can significantly influence the financial and operating decisions of the Company.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU on update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method each period presented. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company expects to adopt ASU 2016-02 in the first quarter of fiscal year 2019. The Group has substantially completed the assessment of the impacts of the new standard to its existing lease contracts. The Company does not believe the adoption of this ASU would have a material effect on its financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its financial statements as of December 31, 2018.

NOTE 4 – DISCONTINUED OPERATIONS

On November 2, 2017, due to the Changes in Control of Registrant, the Company decided to exit the field of production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

The change of the business qualified as a discontinued operation of the Company and accordingly, the Company has excluded results of the operations from its Statements of Operations to present this business in discontinued operations.

The following table shows the results of operations of the Company for the six months ended December 31, 2018 and 2018, the year ended June 30, 2018 and 2017 which are included in the loss from discontinued operations:

	Six months ended December 31,	Six months ended December 31,	Year Ended June 30
	2018	2017	2018	2017
	(Audited)	(Unaudited)	(Audited)	(Audited)

Revenues	$-	$1,500	$1,500	$12,077
Cost of Goods Sold	-	508	508	2,480
Gross Profit	$-	$992	$992	$9,597

General and administrative expense	-	14,391	14,162	35,457
Depreciation	-		229	-
Total Expense	-	14,391	14,391	35,457

Provision for income taxes	-	-	-	-
Loss from Discontinued Operations, Net of Tax Benefits	$-	$(13,399)	$(13,399)	$(25,860)

The following table shows the carrying amounts of the major classes of assets and liabilities associated with the Company as of the October 22, 2017.

October 22, 2017
(Unaudited)
Amount due to related party	$(31,100)
Cash	1,525
Inventory	3,520
Equipment, net	4,693
Prepaid Expenses	5,790
Account Payable’	(895)
TOTAL	$(16,467)

The following table presents the carrying amounts of the major classes of assets and liabilities associated reported as discontinued operations on our accompanying balance sheets. The carrying amounts of the major classes of assets and liabilities associated with the Company as of the October 22, 2017 is recorded under additional paid in capital.

	December 31, 2018	December 31, 2017	June 30, 2018	June 30, 2017
	(Audited)	(Unaudited)	(Audited)	(Audited)
Assets from discontinued operations
Cash	$-	$-	$-	$3,027
Inventory	-	-	-	5,201
Prepaid Expenses	-	-	-	$4,180
Equipment, net	-	-	-	6,020
Total assets from discontinued operations	-	-	-	18,428
Current assets from discontinued operations	-	-	-	12,408
Non-current assets from discontinued operations	$-	$-	$-	$6,020

NOTE 5 – AMOUNT DUE TO RELATED PARTY

As of June 30, 2017, Mr. Vialdyslav Beinars, a director of the Company advanced $20,600 to the Company, who ceased to be a director on in November 2017 and Mr. Zhihua Wu was appointed as director.

As of December 31, 2018 and 2017, and June 30, 2018, Mr. Zihua Wu, a director of the Company advanced $32,440, $2,500, and $22,547, respectively to the Company.

These balances are unsecured, interest-free with no fixed repayment term, for working capital purpose. Imputed interest is considered insignificant.

NOTE 6 – COMMON STOCK

The Company has 700,000,000 shares of common stock, par value $0.001, authorized, and 100,000,000 shares of preferred stock, par value $0.001, authorized.

There were 2,734,900 shares of common stock issued and outstanding as of December 31, 2018 and 2017, June 30, 2018 and as of June 30, 2017.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

None.

NOTE 8 – INCOME TAXES

The Company adopted the provisions of uncertain tax positions as addressed in ASC 740-10-65-1. As a result of the implementation of ASC 740-10-65-1, the Company do not have any material unrecognized tax benefits.

As of December 31, 2018 and June 30, 2018 the Company had net operating loss carry forwards of approximately $111,335 and $61,912 respectively that may be available to reduce future years’ taxable income in varying amounts through 2038. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

The valuation allowance at December 31, 2018 and June 30, 2018 was approximately $15,823 and $, respectively. The net change in valuation allowance during the six months ended December 31, 2018 and 2017, the year ended June 30, 2018 and 2017 was $10,378, $2,595, $1,384 and $4,061, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2018 and 2017, June 30, 2018 and 2017.

In February 2019, the Company was redomiciled from Nevada to the Cayman Islands. As a result of the redomicile, the accumulated tax loss cannot be utilized against any taxable income available in the future.

The provision for Federal income tax consists of the following:

	Restated (Note 9) As of December 31, 2018	As of December 31, 2017	As of June 30, 2018	As of June 30, 2017
	(Audited)	(Unaudited)	(Audited)	(Audited)
Non-current deferred tax assets:
Net operating loss carryforward	$(15,823)	$(1,466)	$(5,445)	(4,061)
Valuation allowance	$15,823	$1,466	$5,445	4,061
Net deferred tax assets	$-	$-	$-	-

NOTE 9 – RESTATEMENT

Items reported in the Company’s unaudited interim financial statements for the six months ended December 31, 2018 have been restated as a result of identifying, during the audit of these financial statements, the audit fee had been understated. The effect of the restatement on the Company’s financial statements for the six months ended December 31, 2018 is as follows:

	As previously reported	Adjustment	As restated
	(Unaudited)		(Audited)
Account payable	1,296	(1,296)	-
Other payables and accrued expenses	36,130	2,296	38,426
Accumulated deficit	110,335	1,000	111,335
General and administrative expenses	48,423	1,000	49,423
Net loss	48,423	1,000	49,423

NOTE 10 – SHARE EXCHANGE AGREEMENT

On February 22, 2019, the Company completed the process of redomiciling the Company from Nevada to the Cayman Islands. The Board of Directors has established a wholly-owned subsidiary in the Cayman Islands named HUAHUI EDUCATION GROUP LIMITED (“HHEG Cayman”), and merged the Company into HHEG Cayman. HHEG Cayman is the surviving company. There was no change in the number of outstanding shares of the Company’s Common Stock and that each share of HHEG Nevada Common Stock was converted into one ordinary share of HHEG Cayman.

On July 3, 2019 (the “Closing Date”), HUAHUI EDUCATION GROUP LIMITED, an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LTD, (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LTD (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly-owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 300,000,000 of its ordinary shares to the HGSL Shareholders in exchange for 100% of the common stock of HGSL. After the closing, the HGSL Shareholders own approximately 99.1% of The Company’s outstanding shares and the former shareholders of the Company own approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company as of immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen also was appointed a director of the Company. As a result of the Share Exchange, HGSL became the wholly owned subsidiary of the Company and Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) , HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange has caused the Company to cease to be a shell company. A copy of the Share Exchange Agreement is attached as Exhibit 2.1 to the Form 6-K filed on July 16, 2019.

NOTE 11 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations from December 31, 2018 to the date of when the financial statements were issued and has determined that except the redomiciling and share exchange transaction described at Note 10, the Company does not have any material subsequent events to disclose in these financial statements.

