Form 20-F
period 2019-12-31
Huahui Education Group Ltd
filed 2020-04-29
CIK 1680935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdoang Province, China 518000

(Address of principal executive offices)

Junze Zhang, President

Tel: (86) 13728708818

Email: junze_zhang@126.com

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

302,734,900 ordinary shares, $0.0001 par value, at December 31, 2019

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

Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [  ] No [X]

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. – “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China other than the Special Administrative Region of Hong Kong. The terms “HHEG,” “we,” “our,” “us,” “the Group” and the “Company” refer to Huahui Education Group Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.	Selected Financial Data

The selected consolidated financial data as of and for the fiscal years ended December 31, 2018 and 2019 are derived from the Audited Consolidated Financial Statements and notes, which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in US$ except for shares and per share data)

	For the years ended December 31,
	2019	2018
REVENUES	$2,268,717	$212,780

COST OF GOODS SOLD	(330,091)	(56,216)

GROSS PROFIT	1,938,626	156,564

SELLING AND MARKETING EXPENSES	(17,282)	(8,947)

GENERAL AND ADMINISTRATIVE EXPENSES	(1,394,163)	(470,788)

TOTAL OPERATING EXPENSES	(1,411,445)	(479,735)

OPERATING INCOME (LOSS)	527,181	(323,171)

OTHER INCOME (EXPENSE), NET	12,026	(40)

INCOME (LOSS) BEFORE INCOME TAX	539,207	(323,211)

INCOME TAX (EXPENSE) BENEFITS	(165,268)	43,930

NET INCOME (LOSS)	373,939	(279,281)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	0.00	(0.00)

Weighted average number of common shares outstanding – Basic and diluted	302,734,900	302,734,900

Balance Sheet Data

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$1,165,793	$189,210
Other receivables	70,670,	3,423
Prepaid expenses and other current assets	65,574	14,677
Total Current Assets	1,302,037	207,310

Leasehold improvements and equipment, net	100,656	24,192
Operating lease right-of-use assets	415,770	-
Deferred tax assets, net	-	129,812
Total Non-Current Assets	516,426	154,004
Total Assets	$1,818,463	$361,314

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Deferred revenue	$509,385	$147,269
Accounts payable, other payables and accruals	227,565	19,896
Income tax payable	28,694	-
Current operating lease liabilities	173,292	-
Amount due to related party	444,802	372,585
Total Current Liabilities	1,383,738	539,750

Non-current operating lease liabilities	242,478	-
Total Non-Current Liabilities	242,478	-
Total Liabilities	1,626,216	539,750

COMMITMENTS AND CONTINGENCIES

Stockholder’s Equity(Deficit)
Common stock, par value $0.0001; 500,000,000 shares authorized, 302,734,900 issued and outstanding as of 12/31/2019 and 2018	30,273	30,273
Additional paid in capital	(1,140)	(1,140)
Foreign currency translation reserve	89	3,345
Retained earnings (Deficit)	163,025	(210,914)
Total Stockholder’s Equity (Deficit)	192,247	(178,436)

Total Liabilities and Stockholder’s Equity	$1,818,463	$361,314

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

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

The Company is in the process of developing its business and has a limited operating history. You should consider our future prospects in light of the risks and uncertainties experienced by early stage companies. Some of these risks and uncertainties relate to our ability to:

●	offer products of sufficient quality to attract and retain a larger customer base;
●	attract additional customers and increase spending per customer;
●	increase awareness of our products and continue to develop customer loyalty;
●	respond to competitive market conditions;
●	respond to changes in our regulatory environment;
●	maintain effective control of our costs and expenses;
●	raise sufficient capital to sustain and expand our business; and
●	attract, retain and motivate qualified personnel.

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

We are a holding company with a total of six subsidiaries; however, at the current time only one of those subsidiaries, ZDSE, is conducting operations. Therefore, we are totally dependent on ZDSE for our revenue. Although management intends that two more of the Company’s subsidiaries will commence operations in the near future, there can be no assurance that either of those subsidiaries will succeed in doing so or that, if started, either of those businesses will produce revenue. All of the operating subsidiaries would conduct their operations in the PRC.

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

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standard under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

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

Our independent registered public accounting firm issued audit opinions on the financial statements included in this Form 20-F and will issue audit reports related to the Company in the future. As the auditor of a company filing reports with the SEC and as a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers are or become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that our officers and directors may have an incentive to act adversely to the interests of the Company. A conflict of interest may arise between our officers and directors’ personal pecuniary interests and their fiduciary duty to our shareholders.

Risks Related to the Business of ZDSE

Our business depends on the market recognition of our brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

Our track record in providing quality coaching services will determine whether ZDSE becomes recognized as a leading brand in the industry. We believe that market recognition of our brand is a key factor to ensuring our future success. As we continue to grow in size and broaden the scope of our program and services, however, it may become increasingly difficult to maintain the quality and consistency of the services we offer, which may negatively impact our brand and the popularity of our products and services offered thereunder.

Our brand value will also be affected by customer perceptions. Those perceptions are affected by a number of factors; some of them are based on first-hand observation of our service quality while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation, and consequently negatively affect clients’ interest in our services and products, as well as top-notch executive coaches’ interest in being associated with our brand. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

In addition, scientific studies on education are constantly evolving and new or innovative conclusions on education methodologies or philosophies may affect customers’ perception of our services and products. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our coaching products and services, it may be difficult to maintain and grow client enrollment or attract more business partners to join our network, and our business and growth prospects may be materially and adversely affected.

If we fail to maintain and increase our client base, our revenues may decline, and we may not be able to sustain profitability.

The success of our business depends largely on the number of clients. Therefore, our ability to continue to attract new clients and to retain existing clients is critical to our continued success and growth. Our client enrollment is affected by several factors, including our ability to develop new program materials and improve existing modules, expand our geographic reach, manage our growth while maintaining consistent and high coaching and service quality, effectively market and precisely target our services to a broader base of prospective clients and respond effectively to competition. If we are unable to continue to attract a sufficient number of new clients or to retain existing clients, our revenues may decline or we may not be able to sustain profitability, either of which could have a material adverse effect on our business, financial condition and results of operations.

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

We currently offer only one module sequence - “The Way of Management.” We intend to continue developing new products, as well as further enhancing our existing products. This process is subject to risks and uncertainties, such as unexpected technical, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancements of existing products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

In addition, introducing new products or enhancing existing products requires us to make various investments in program and materials development and management, incur personnel expenses and potentially reallocate other resources. If we are unable to develop new products or cannot do so in a cost-effective manner or are otherwise unable to manage effectively the quality of those products, our financial condition and results of operations could be adversely affected.

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

Cyber security risks and the failure to maintain the integrity of data belonging to our company, employees and customers could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

We collect and retain large volumes of data relating to our business and from our employees and clients for business purposes, including for transactional and promotional purposes, and our various information technology systems enter, process, summarize and report such data. The integrity and protection of this data is critical to our business. We are subject to significant security and privacy regulations, as well as requirements imposed by the credit card industry. Maintaining compliance with these evolving regulations and requirements could be difficult and may increase our expenses. In addition, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss or fraudulent or unlawful use of data relating to our company, our employees or our customers, which could harm our reputation, disrupt our operations or result in remedial and other costs, fines or lawsuits.

Our business operations may be adversely affected by the outbreak of coronavirus COVID-19.

An outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) first emerged in Wuhan city, Hubei province, China in late 2019 and continued to expand within the PRC and globally. The new strain of coronavirus is considered highly contagious and poses a serious public health threat. With the aim of containing the COVID-19 outbreak, the PRC government imposed extreme measures across the PRC including, but not limited to, the complete lockdown of Wuhan city since January 23, 2020, partial lockdown measures across various cities in the PRC, the extended shutdown of business operations and mandatory quarantine requirements on infected individuals and anyone deemed potentially infected. On January 30, 2020, the World Health Organization (“WHO”) declared the outbreak of COVID-19 a Public Health Emergency of International Concern and on March 11, 2020, WHO declared COVID-19 a global pandemic.

The COVID-19 outbreak, which has already resulted in over 4,600 fatalities in China, is likely to have an adverse impact on the livelihood of the people in and the economy of the PRC, particularly Wuhan city and Hubei province. Our business has been and may continue to be adversely impacted. Our sole operating subsidiary is located in China, as are all of its employees and customers. A slowdown in the Chinese economy and/or negative business sentiment could potentially have a significant negative impact on the executive coaching market. Due to the outbreak, ZDSE’s revenues in the first quarter of 2020 fell by 63%. However, the company is in a non-serious epidemic area, and in accordance with the relevant recommendations and requirements of the government and other organizations, the company has begun to gradually resume work. However, in order to do a good job in the prevention and control of the epidemic, as of the date of this Annual Report, offline teaching has been suspended and the company’s coaching and student support activities are being conducted online. The company will continue to pay close attention to the development of the new coronavirus epidemic situation, and evaluate and actively respond to other possible impacts on the company’s financial situation and operating results.

In addition, lockdown measures and travel restrictions have impeded ZDSE’s ability to work towards expanding its coaching network. As of the date of this Annual Report, the spread of the virus in China appears to have abated and some restrictions have been lifted; however, there can be no assurance that this improvement will continue or that another wave of the outbreak will not occur.

Given the uncertainty of the outbreak, the spread of the coronavirus could be prolonged and worsened and we may be forced to scale back or even suspend our operations. The extent to which the COVID-19 outbreak impacts our financial results will depend on its future developments and is uncertain. If the outbreak of COVID-19 is not effectively controlled in a short period of time, our business operations and financial condition may be materially and adversely affected as a result of any economic slowdown, negative business sentiment or other factors that we cannot foresee.

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

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

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

The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Fluctuation of the RMB may affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. Since July 2005, the conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets.

We may face obstacles from the communist system in the PRC.

Foreign companies conducting operations in the PRC face significant political, economic and legal risks. The communist regime in the PRC, including a stifling bureaucracy, may hinder Western investment.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 3 decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary and affiliate is subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability to enforce our contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement, including our ability to enforce our agreements.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

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

Chinese regulations relating to overseas investment by Chinese residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

On July 4, 2014, the State Administration of Foreign Exchange of China, or SAFE, issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires Chinese residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such Chinese residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the Chinese residents, name and operation term), increase or decrease of capital contribution by Chinese individuals, share transfer or exchange, merger, division or other material event. In the event that a Chinese shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the Chinese subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its Chinese subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for evasion of foreign exchange controls.

The failure of our Chinese beneficial owners to comply with the registration procedures set forth in the SAFE Circular 37 may subject such beneficial owners and our Chinese subsidiaries to fines and legal sanctions. Such failure may also result in restrictions on our Chinese subsidiaries’ ability to distribute profits to us or our ability to inject capital into our Chinese subsidiaries or otherwise materially adversely affect our business, financial condition and results of operations.

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

We have filed a registration statement under the Securities Act to register shares for resale in the United States. Assuming that the SEC declares our registration statement effective, we will seek to identify a market maker to apply for our shares to be admitted to quotation on the OTC Markets. We cannot assure you that we will be able to file and have declared effective the registration statement for resale of our shares, that we will identify a market maker that will file such application or that, if the shares are admitted to quotation, a public market will ever develop. There is no guarantee that our shares will ever be quoted on the OTC Markets or any exchange. Furthermore, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our shares. We expect the initial market for our shares to be limited, if a market develops at all. Even if a limited trading market does develop, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their shares.

Enforcement actions by FINRA will make it difficult for investors to dispose of their Ordinary Shares as long as they remain an OTC security.

Even if our registration statement is declared effective by the SEC, in order to be able to publicly trade a security, such security is required to have a trading symbol. Trading symbols for OTC securities are assigned by FINRA following a submission by a market maker of a Form 211. In the past, the review of such submissions by FINRA was a routine matter that would typically be completed within weeks. Recently, FINRA reviews have often taken well in excess of six months, with many securities being subject to indefinite delays. As a result of the enhanced regulatory scrutiny and long review process, many market makers are now declining to submit Forms 211.

In addition, and in response to increased scrutiny and recent regulatory actions by FINRA, many brokers have started to refuse deposits of OTC securities, whether restricted or free trading and regardless of the price at which these securities are traded, even after they obtained a trading symbol. As a result, investors may find it increasingly difficult to dispose of their Ordinary Shares.

We may not be able to achieve secondary trading of our shares in certain states because our Ordinary Shares are not nationally traded, which could subject our shareholders to significant restrictions and costs.

Our Ordinary Shares are not eligible for trading on The NASDAQ Capital Market or on a national securities exchange. Therefore, our Ordinary Shares are subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our Ordinary Shares or qualify for exemptions for our Ordinary Shares in one or more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our shares or those who presently hold our shares may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our shareholders.

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

Risks relating to low priced stocks.

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

Our Articles of Association authorize our Board of Directors to provide, out of unissued shares, for preferred shares in one or more classes or series within a class upon authority of the Board without further shareholder approval. Any preferred shares issued in the future may rank senior to the ordinary shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both, and any such preferred shares may have class or series voting rights. In addition, the Board of Directors may, in the future, adopt anti-takeover measures (albeit the Board of Directors may not introduce any anti-takeover measures in our Articles of Association within a Special Resolution of Shareholders). The authority of the Board of Directors to issue preferred shares and any future anti-takeover measures it may adopt may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by its Board of Directors. As a result, the Company’s shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of the ordinary shares and the voting and other rights of the Company’s shareholders may also be affected.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

We are controlled by Feier Co. Limited, whose interest may differ from those of the other shareholders.

As of the date of this filing, Feier Co. Limited is the record and beneficial owner of approximately 50.54% of our Ordinary Shares. Feier Co. Limited is in a position to elect the Board of Directors and to control the business and affairs of the Company including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The Company also may be prevented from entering into transactions that could be beneficial to the Company’s other shareholders. The interest of our largest shareholder may differ from the interests of our other shareholders.

Our principal shareholder may engage in a transaction to cause the Company to repurchase its Ordinary Shares.

In order to provide an interest in the Company to a third party, our principal shareholder may choose to cause the Company to sell its securities to third parties, with the proceeds of such sale being utilized by the Company to repurchase its Ordinary Shares. As a result of such transaction, our management, principal shareholders and Board of Directors may change.

This Annual Report contains forward-looking statements and information relating to us, our industry and other businesses.

The forward-looking statements contained in this Annual Report are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Annual Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Certain Legal Consequences of Foreign Incorporation and Operations

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Judgments against the Company and management may be difficult to obtain or enforce.

We are organized as an exempted company under the laws of the Cayman Islands and our principal executive offices are located in the PRC. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws. In addition, our sole officer and director resides outside the United States, and his assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon him or to enforce against the Company or him judgments predicated upon the liability provisions of United States federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

It is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Because we are incorporated in the Cayman Islands, you may not have the same protections as shareholders of U.S. corporations.

We are organized under the laws of the Cayman Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholder and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States. Our directors have the power to take certain actions without shareholder approval, including approving certain fundamental corporate transactions, such as reorganizations and the sale or transfer of assets. In addition, there is doubt that the courts of the Cayman Islands would enforce liabilities predicated upon United States federal securities laws.

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

As a result, the Company became a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations, and it sought to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction could be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

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

On July 3, 2019 (the “Closing Date”), the Company closed on a share exchange (the “Share Exchange”) with HGSL, a Seychelles company limited by shares, and the HGSL Shareholders, Mr. Junze Zhang, Feier Co., Limited and Meisi Co., Limited. As a result, HGSL is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, the HGSL Shareholders exchanged all of the shares that they held in HGSL for 300,000,000 Ordinary Shares of the Company.

For accounting purposes, the Share Exchange was treated as a reverse acquisition with the HGSL Shareholders as the acquirers and the Company as the acquired party. When we refer in this Annual Report to business and financial information for periods prior to the consummation of the Share Exchange, we are referring to the business and financial information of HGSL unless the context suggests otherwise.

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

The shares issued to the HGSL Shareholders in connection with the Share Exchange were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and/or Regulation S promulgated by the U.S. SEC. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

As a result of the reverse acquisition described above, management of the Company believes that the Company is no longer a shell company. The Company’s operations now consist of the operations of HGSL and its subsidiaries.

Throughout the remainder of this Annual Report, when we use phrases such as “we,” “our,” “company” and “us,” we are referring to the Company and all of its subsidiaries, as a combined entity.

Corporate Structure

The following chart sets forth our corporate structure:

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

Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), was established under the laws of the PRC on March 28, 2017 by HGHK with a registered capital of RMB 100,000. HEMC’s operations currently consist of providing administrative services to the Company.

Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”) was incorporated in the PRC on January 5, 2018 as an education consulting limited liability company. The original shareholders, Qixuan Zhang (99%) and Weiqing Xu (1%), each transferred his shares to HEMC on May 4, 2018 for RMB 0.5. HSEC has not yet commenced operations

Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) was incorporated in the PRC on January 19, 2016 and commenced operations in April 2016. The original shareholders, Qing Zuo (50%), Mengling Zhang (20%), Henghui Investment Consulting (Shenzhen) Partnership (10%) and Hengqing Investment Consulting (Shenzhen) Partnership (20%), each transferred his/her/its shares to HSEC on June 27, 2018 for RMB 1,000, RMB 400, RMB 200 and RMB 400, respectively. ZDSE is in the business of professional leadership development.

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

ZDSE has established branches in Shenzhen, Guangzhou, Shandong and Liaoning. By January 1, 2020, ZDSE had coached 3,997 entrepreneurs, as well as personnel from more than 40 corporate training services and large listed companies. The types of companies served include real estate, high technology, medicine, health, schools, government agencies, auto industry, communications, logistics, robotics, property, construction, engineering, manufacturing, textile, rag trade, furniture and other fields.

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

2. Excellent Team of Coaches

ZDSE believes that its team of coaches is crucial to the success of the company, and it has a team of professional and innovative coaches, most of whom have either master’s or doctoral degrees in their various professions as well as experience in the field of leadership development coaching.

Since ZDSE’s coaches regularly interact with clients, they play a vital role in maintaining the quality of ZDSE’s services and protecting the brand and reputation of ZDSE. ZDSE intends to continue to attract and retain experienced coaches.

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

4. Industry-leading Market Size

ZDSE is headquartered in Shenzhen, and has established branches in Guangzhou, Shandong and Liaoning. Its management intends to establish additional branches in Jiangsu, Beijing, Shanghai, Chongqing and Xiamen within three to six years. ZDSE’s geographic expansion will support its efforts to expand its market scope and brand influence and gain a larger market share.

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

The Strategy of ZDSE

1. Becoming China’s Best Leadership Development Coaching Service Organization

ZDSE’s goal is to become China’s best leadership development coaching service organization. ZDSE believes that it can accomplish that goal due to its leadership development modules, experiential learning modules and practice integration. By continuing to improve the quality of its coaching services and by supporting its clients with follow-up services, ZDSE believes it can increase the number of clients and the rate of new enrollments, thereby increasing its market share and capturing some larger markets. ZDSE has identified several areas where the Chinese economy is prosperous, and it intends to have regional service centers in several of these crucial locations in order to expand its geographic coverage. ZDSE established branches in Shandong and Liaoning during the first quarter of 2019 and its management expects to further increase the number of branches in the future.

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

The Way of Management Program

Unit 1: Exploration Management

This is a four-day module that is comprised 60% of experience exercises, 20% of client interactions and 20% of individual client presentations. Through this module, clients are given the opportunity to recognize their behavioral patterns in corporate management and decision-making, identify their own deficiencies or human frailties, such as selfishness or greed, and discover the gap between themselves and the ideal manager. It also promotes more inclusive treatment of partners and colleagues.

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

Unit 5: Personality Management

Through this three-day experience, clients learn about different personality types, how to identify them through the behaviors of others and how to deal most effectively with people who exhibit these various personalities. The goal of this module is to help clients deal with difficult personalities, thereby reducing stress that may result from personality clashes in and outside the workplace.

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

Unit 8: Positivity

Poor communication and negative experiences can both stem from and result in problems in the workplace, which, in turn, create a stressful and negative work atmosphere for all involved. This often results in reduced productivity, higher employee turnover and general dissatisfaction, which frequently carries over and affects all aspects of life. In this module, clients strive toward achieving a positive mindset and approaching work and life with a positive attitude, which can result in better physical and mental health and greater happiness both in and out of the workplace. Greater employee happiness leads to a more positive “can do” atmosphere in the workplace, more effective employees and increased productivity.

Unit 9: Leadership Development for Women

This module, is a unique four-day experience for female clients. As more and more women have entered traditionally male-dominated areas of employment, an opportunity has arisen for helping them succeed within a masculine culture and achieve equilibrium between their traditionally “female” strengths and qualities and the more traditionally “male” qualities required to succeed in business.

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

ZDSE also plans to introduce a technology system, which it is developing, through which ZDSE’s coaches will be able to collect and analyze the results of their clients’ program experiences and make immediate adjustments to improve the quality of the overall program.

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

Marketing of ZDSE

At present, ZDSE acquires new clients primarily through recommendations of past and current clients. ZDSE believes that the biggest promoter for its success is word-of-mouth recommendations from past and current clients who share their program experiences with each other. Management believes that new clients are also attracted by ZDSE’s coaching team and services.

ZDSE also holds free seminars for business executives, during which its representatives explain the company’s services and gather information about the needs of the attendees and their companies. ZDSE representatives then contact the potential clients and attempt to sell them the specific modules that most closely fill their individual needs.

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

ZDSE’s Future Business Plan

ZDSE’s national development plan includes opening 10 to 15 new branches in China, including branches in Beijing, Shanghai, Jiangsu, Chongqing and Xiamen, within three to six years. In addition, along with its geographic expansion, ZDSE is continuously improving its module offerings. More modules are being developed and put on the docket for discussion to be added in the future.

In addition, ZDSE is planning to build an online platform for clients’ life-long development programs. This service is intended to complement and increase the business of ZDSE. Using an artificial intelligence system developed by ZDSE, each client’s online program will be customized for that client. We anticipate that ZDSE’s online mobile platform application will quickly build online membership for each member by importing address books. Members will be able to post and share ZDSE’s online services to their social circles, thereby attracting more clients to the Company and to ZDSE. Although management expects to face competition from other institutions with mature online platform services in the same market, these online services should enable the Company to reach a wider range of target clients and achieve greater sales opportunities for ZDSE with existing clients. ZDSE will also be able to promote support of its charitable activities and shape its brand image by publishing information content about those activities. Management believes that the online platform application will be available in 2020.

ZDSE intends to conduct its online business through the use of a variable interest entity structure (“VIE”). It is intended that the business will be conducted by a newly formed company (“Newco”), which will be formed under the laws of the PRC and wholly owned by one or more citizens of the PRC. Management intends that a subsidiary of the Company, which will be a wholly foreign owned entity (the “WFOE”), will acquire effective control of Newco through a series of agreements – the VIE structure. The contractual arrangements between Newco and the WFOE will enable us to exercise effective control over Newco and realize substantially all of the economic risks and benefits arising from the activities of Newco. As a result, we will include the financial results of Newco in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as if Newco were a wholly owned subsidiary.

Other Planned Businesses of the Company

The Company plans to establish four major structures in the future: Huahui Education Industry Chain Resources, Huahui Intelligent Education Industry Chain, Huahui Education Supply Chain and Huahui Supply Chain Finance Services.

Huahui Education Industry Chain Resources will offer basic education, elite leadership education, vocational education, art education, moral education, quality-oriented education, overseas education, entrepreneurial education and other education segmentation modules.

Huahui Intelligent Education Industry Chain will have an intelligent education curriculum resource platform, intelligent education equipment platform and intelligent education software platform, with curriculum resource innovation, intelligent software and hardware supply, online platform construction, online data sharing, online talent incubation and information management and construction functions.

Huahui Education Supply Chain’s platform will integrate planning and promotion, enrollment services, teacher allocation, logistics procurement and talent transfer services, forming an ecosystem of unified management, unified procurement, unified configuration and unified settlement.

Huahui Supply Chain Finance Services will provide an industry body chain fund, a share fund, a purchase fund, hatch funds and other financial services, at a lower cost and faster speed than its competitors, updating the way for institutions and enterprises to solve their financing problems and helping enterprises to develop rapidly.

Properties

ZDSE’s headquarters are located on the 5th floor of Building A, No. 43 Yanshan Road, Nanshan District, Shenzhen. The office area is divided into a private rental office area of approximately 15 square meters and a public office area of approximately 1,000 square meters. The lease for the office provides for a monthly rental of RMB 3,600 (approximately US$521), including utilities, and expires on March 31, 2021. In addition, the Company can use the public space for an additional payment.

ZDSE currently leases approximately 1,509.28 square meters for its Guangzhou office. ZDSE leases this office space for a monthly rental of RMB 87,161 (approximately US$13,200) until May 30, 2020, after which time the monthly rental will increase to RMB 91,523 (approximately US$13,861) until May 30, 2021 and then RMB 96,096 (approximately US$14,553) until March 30, 2022.

ZDSE’s Shandong office consists of approximately 828 square meters and is leased until August 31, 2023. ZDSE leases this office space for a monthly rental of RMB 16,364 (approximately US$2,287) until August 31, 2022, at which time the rent will be renegotiated in accordance with market conditions.

ZDSE leases a total of 710.84 square meters of office space for its Liaoning branch for a monthly rent of RMB 47,482.64 (approximately US$7,191). The lease for part of the space expires on April 30, 2020; the remainder is leased until May 31, 2020. The company and the individual lessors intend to renew the leases when they expire.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of the date of this Annual Report, we employ a total of 62 full-time employees, including 52 who are employed by ZDSE. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory. Prior to the Share Exchange, the Company did not have any employees.

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

Whereas twenty years ago, the idea of executive coaches was likely to elicit uncomprehending looks or questions about credibility and economic benefits, today, their value in helping nurture leaders has been completely reappraised. A growing number of companies are seeking their help to prepare senior and mid-level managers for more senior roles or to more effectively operate in their current roles.

As in other parts of the world, coaching in China is used to help executives identify and reach more of their potential. Executive coaching in China tends to be currently focused on development needs associated with leadership, often “executive presence” and other forms of communication. Dealing with cultural differences as a result of China’s decision to open itself increasingly to Western economic and cultural forces can be a challenge for both local Chinese and for China-based executives of U.S. multinational corporations. For example, executives in multinational corporations who have been in China awhile, or Chinese executives in Western corporations who have returned to China, often lament that Western headquarters doesn’t understand what it takes to be successful in “our part of the world.” Back at headquarters, seniors and peers can’t understand why their high-potential colleague in China can’t understand (or worse, won’t listen to) their views.

In this situation, coaching has been used to support improvements in the leader’s executive presence. Coaching support has led, for example, to action on “active listening” goals. It has also enabled the executive to present his China market experience in the form of a conversation with (rather than a lecture to) his colleagues at headquarters.

Challenges

Chinese executives may not be as comfortable with coaching as their U.S. or Europe-based colleagues. They may perceive it less as a development vehicle than as a means of remedying their “faults.” Worse, it may be seen as a prelude to dismissal.

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

Regulations Related to Foreign Invested Enterprises

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) (the “Negative List”) as promulgated and effective in July 2019, the original Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) was repealed. Overseas investors are not allowed to invest in any foreign investment prohibited field on the Negative List and shall have an access permit for investing in a non-prohibited investment field on the Negative List. Fields not included in the Negative List for the market entry of foreign investment shall be managed according to the principle of equal treatment of domestic and foreign investment.

The business scope of ZDSE is management coaching and related business and advertisement. According to the Negative List, the business scope of ZDSE does not fall in any field on the Negative List and therefore is not subject to any special management measures for the access of foreign investment.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which was promulgated in March 2019 and became effective on January 1, 2020, replaced the three legacy laws on foreign invested enterprises including the Wholly Foreign-owned Enterprises Law of the People’s Republic of China (the “Wholly Foreign-owned Enterprises Law”) which was previously applicable to ZDSE. The organizational form, organization structure and activities of a foreign-invested enterprise are now governed by the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other relevant laws. However, the Foreign Investment Law sets up a transitional period of 5 years after the implementation of the Foreign Investment Law, during which foreign-invested enterprises established according to the Wholly Foreign-owned Enterprise Law before the implementation of the Foreign Investment Law may maintain their original organization forms, etc. Specific implementing measures are to be prescribed by State Council.

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

The Trademark Law of the PRC was passed by the National People’s Congress on August 23, 1982 and last amended in April, 2019, effective in November 2019. The Law states that an applicant for trademark registration should fill in the product category and product name of the used trademark in accordance with the stipulated commodity classification form and file an application for registration. Trademark registration applicants can apply for registration of the same trademark for multiple categories of goods through one application. A registered trademark is valid for a period of ten years from the date of approval of the registration. If the registered trademark has expired and it needs to continue to be used, the trademark registrant must go through the renewal formalities within 12 months before the expiration of the time limit; if it cannot be handled during this period, it may grant a grace period of six months. Each renewal registration is valid for a period of ten years, counting from the date following the expiration of the previous validity period of the mark. If registrants fail to complete the renewal formalities at the expiration of the time limit, their registered trademarks shall be cancelled. In addition, if the registered trademark is a well-known trademark, it shall be managed in accordance with the Regulations on the Recognition and Protection of Well-known Trademarks issued by the State Administration of Industry and Commerce on July 3, 2014. The regulation states that well-known trademarks are trademarks that are well-known to the relevant public in China. The relevant public includes consumers who are related to the use of a certain type of goods or services marked by the trademark, other operators who produce the aforementioned goods or provide services, and the sellers and related personnel involved in the distribution channels. The recognition of well-known trademarks follows the principle of case identification and passive protection.

ZDSE has two trademarks.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises include the Company Law, as amended, the Foreign Investment Law and Regulation on the Implementation of the Foreign Investment Law as promulgated and effective in January 2020. Under these laws and regulations, wholly foreign owned enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with the PRC accounting standards and regulations. Additionally, a wholly foreign owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after tax profits each year, if any, to fund statutory reserve funds of the enterprise until the cumulative amount of such funds reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Under the relevant PRC law, no net assets other than the accumulated after-tax profits can be distributed in the form of dividends.

Regulations on Labor

According to the Labor Law of the PRC (promulgated in 1994, last amended in 2018), Labor Contract Law of the PRC (promulgated in 2007, amended in 2012) and Implementation Regulations of the Labor Contract Law of the PRC (promulgated in 2008), it is stipulated that employers and laborers should establish labor contracts when they establish labor relations. The labor contract concluded according to law is binding, and employers and laborers shall perform the obligations stipulated in the labor contract. Where a labor relationship has been established and a written labor contract has not been concluded at the same time, a written labor contract shall be concluded within one month from the date of employment. Where an employer and a laborer conclude a labor contract prior to employment, the labor relationship shall be established from the date of employment. The state implements a minimum wage security system. The specific standards for minimum wages are stipulated by the people’s governments of provinces, autonomous regions and municipalities directly under the Central Government and reported to the State Council for the record. The employer’s payment of laborers’ wages must not be less than the local minimum wage standard. The employer must provide laborers with labor safety and hygiene conditions that comply with the state regulations and necessary labor protection supplies. Workers engaged in occupational hazard operations should carry out regular health checks.

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

Tax regulations

PRC corporate income tax

On March 6, 2007, the National People’s Congress of the PRC issued the Corporate Income Tax Law of the PRC, which was implemented on January 1, 2008 and last amended in December 2018. The tax law stipulates that foreign-invested enterprises and domestic enterprises have an income tax rate of 25%. Small and low profit enterprises that meet certain conditions will be subject to a 20% income tax rate. Enterprises with high priority which need to be supported by the state are taxed at a reduced rate of 15%. On December 6, 2007, the State Council issued the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008.

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

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

The Company was originally incorporated in Nevada as “Duonas Corp.” on September 19, 2014. In November 2017, subsequent to a change of control, the Company’s name was changed to Huahui Education Group Corporation and its ticker symbol was changed to “HHEG.” In February 2019, the Company was redomiciled from Nevada to the Cayman Islands. Immediately prior to the Share Exchange described below, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations.

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

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to the Company and its subsidiaries.

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

We believe that of our significant accounting policies, which are described in note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $509,385 and $147,269 of deferred revenue as of December 31, 2019 and 2018, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

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

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2019 and 2018, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality. The Company did not have any clients constituting 10% or more of the net revenues for the years ended December 31, 2019 and 2018.

Recently Issued and Adopted Accounting Pronouncements

In 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements.” This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

Results of Operations

The following discussion should be read in conjunction with the financial statements attached hereto as Exhibit 99.2.

For the Year Ended December 31, 2019 Compared to the Year Ended December 31 2018

Revenue

We generated $2,268,717 in revenue for the year ended December 31, 2019 compared to $212,780 for the year ended December 31, 2018, an increase of $2,055,937 or 966%. The increase was primarily due to business operations solely through our subsidiary, ZDSE, in the PRC. ZDSE was acquired by HGSL on June 27, 2018, and HGSL did not conduct any substantive operations before the acquisition. Therefore, only six months of revenue was being consolidated for the year ended December 31, 2018. In addition, in January 2019, we set up two new branches in Shangdong and Liaoning in the PRC as a result of ZDSE’s expansion of our professional management coaching business. The two new branches provided 56 modules of training course for the year ended December 31, 2019.

Cost of Revenue

Cost of revenue was $330,091 for the year ended December 31, 2019 compared to $56,216 for the year ended December 31, 2018, an increase of $273,875 or 487%. The increase in cost of revenue was primarily due to the increase in coaches’ fees and rental expense for additional venues rendered necessary by the increase in student enrollments and geographic expansion of our coaching business.

Gross profit

Gross profit for the year ended December 31, 2019 was $1,938,626 compared with $156,564 for the year ended December 31, 2018. Gross profit accounted for 85% of our revenue for the year ended December 31, 2019, compared with 74% for the year ended December 31, 2018. The increase in gross profit margin resulted from more efficient utilization of coaches, venues and other resources due to the increase in student enrollments.

Operating Expenses

By far the most significant component of our operating expenses for both the year ended December 31, 2019 and 2018 was general and administrative expenses ($1,394,163 and $470,788, respectively). The following table sets forth the main components of our general and administrative expenses for the years ended December 31, 2019 and 2018.

	For the year ended December 31, 2019		For the year ended December 31, 2018
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$596,872	43%	$139,511	30%
Depreciation and amortization	37,087	3%	38,271	8%
Travel and accommodations	26,320	2%	2,443	1%
Rental expenses	268,962	19%	71,478	15%
Office expenses	137,760	10%	22,032	5%
Legal and professional fees	124,782	9%	55,497	12%
Consulting service fee	73,063	5%	5,000	1%
Audit Fee	26,600	2%	28,100	6%
Impairment losses	-	-%	80,080	17%
Other	102,716	7%	28,376	6%
Total general and administrative expenses	$1,394,162	100%	$470,788	100%

Net Income/Loss

We had a net income of $373,939 for the year ended December 31, 2019 compared to a net loss of $279,281 for the year ended December 31, 2018, an increase of $653,220 or 234%. The increase was primarily attributable to the fact that revenue and gross profit increased at a much higher rate than operating expenses due to the relatively fixed nature of our primary operating expenses. The overall lower increase rate of operating expenses was offset by the increase in non-recurring expenses that in March 2019, the Company terminated the lease for the office in Shenzhen, PRC three months early of the one year term, which caused the forfeiture of the security deposit amounting to $27,260 and an impairment loss of leasehold improvements and equipment amounting to $55,919 for the year ended December 31, 2018.

Liquidity and Capital Resources

Sources of Liquidity

During the year ended December 31, 2019, $1,016,347 net cash was provided by operating activities, compared to $90,698 used in operating activities in 2018. This increase in the amount of cash generated by operating activities was primarily attributable to the increase in net income ($373,939) and deferred revenue ($367,000) generated from the advance receipt from customers. $107,316 was used in investing activities, as compared to $68,721 provided by investing activities in 2018, and $74,941 was provided by financing activities, as compared to $210,017 in 2018. The resulting change in cash for the year was an increase of $976,583 for 2019, as compared to an increase of $189,210 for 2018. The cash and cash equivalents balance on January 1, 2019 was $189,210, and on December 31, 2019 it was $1,165,793.

As of December 31, 2019, we had $1,626,216 in total liabilities, which was primarily comprised of deferred revenue ($509,385) and amount due to related parties ($444,802), as compared to $539,750 in total liabilities as of December 31, 2018, which was primarily comprised of deferred revenue ($147,269) and amount due to related party ($372,585).

We had revenues of $2,268,717 and incurred a net income of $373,939 for the fiscal year ended December 31, 2019, compared to revenues of $212,780 and a net loss of $279,281 for the fiscal year ended December 31, 2018. In addition, we had a working capital deficit of $81,701 and stockholders’ equity of $192,247, compared to a working deficit of $332,440 and stockholders’ deficit of $178,436 at December 31, 2018.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of Inflation

In accordance with the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for March 2018, 2019 and 2020 were 2.1%, 2.3% and 4.3%, respectively. Inflation in China has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in China in the future.

Taxation

As an exempt company limited by shares, we are not subject to taxation in the Cayman Islands on income arising in or derived from other jurisdictions.

On July 3, 2019, we completed the Share Exchange whereby ZDSE, a PRC company, became our sole operating subsidiary. ZDSE is a general VAT taxpayer with a tax rate of 6%; its three branch companies are small-scale taxpayers with a tax rate of 3%. The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. We had utilized early losses that offset profits in 2019, our income tax in 2019 was $165,268.

Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities or deny our expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes. Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

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

Item 6. Directors, Senior Management and Key Employees

The names, titles and ages of the members of the Company’s and ZDSE’s Boards of Directors and their executive officers as of the date of this Annual Report are as set forth in the below tables.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Officers and Directors of the Company

Name	Age	Position
Junze Zhang	49	President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board

Zhongpeng Chen	50	Director

Mr. Junze Zhang has served as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board since July 2019. Since 2016, he has worked as a chairman in Huahui Group Stock Limited. He led and formulated the long-term development strategy for the company, while orchestrating internal and external changes. He also organized the company’s overall strategy, explored executive coaching market opportunities and led the innovation during the development of the company. From 1998 to 2016, Mr. Zhang worked as a chairman in Puning Fageer Clothing Co., Limited where he was responsible for the overall operation of the factory. Mr. Zhang obtained a Bachelor’s degree in Economics & Management in 1996 from Sun Yat-sen University in Guangzhou.

Since 2010, Mr. Zhang has been a member of the Shenzhen Chaoshang chamber of commerce. From 2014 to 2018, Mr. Zhang was the VP of Shenzhen Longgang District private enterprise chamber of commerce and the Vice-President of the Shenzhen Longgang District Financial chamber of commerce. From 2018 to the present, Mr. Zhang has been the honorary chairman of the Shenzhen Longgang District private enterprise chamber of commerce. Mr. Zhang has been a member of the Board of Directors of China Huiying United Supply Chain Group Co., Limited since January 2016 and a member of the Board of Directors of China Supply Chain Holdings Limited (FKA Yat Sing Holdings Limited), a Cayman Islands company that trades on the Hong Kong Stock Exchange, since December 2019.

Mr. Zhongpeng Chen became a director of the Company in November 2017. From 1996 to 2006, Mr. Chen worked as a general manager in Shenzhen Peng Fa Freight Department. As a general manager, he was responsible for the overall operation of the factory. Mr. Chen has worked as a chairman in Shenzhen Hua Peng Fa Logistics Limited since 2006, and in 2017 he was appointed Chief Executive Officer, President, Secretary, Treasurer and Chairman of the Board of Directors of that company. He leads the development of the company’s strategy, adjusting that strategy according to changes in the internal and external environment. Moreover, he oversees the implementation of the company’s overall strategy, explores market opportunities and leads innovation and change within the company. Mr. Chen obtained a Master’s degree in Business Administration in 2013 from the Graduate School of Tsinghua University in Shenzhen.

Officers, Directors and Key Employees of Zhongdehui (Shenzhen) Education Development Co., Limited

Name	Age	Positions
Qing Zuo	45	General Manager
Mengling Zhang	44	Senior Consultant
Kin Ling Martin Tsang	57	Head of Guangzhou Branch, Chief Consultant
Dong Yun Hu	52	General Manager of Guangzhou Branch
Zhiyi Chen	56	Vice General Manager of Guangzhou Branch
Shaogang Yin	49	Head of Liaoning Branch, Senior Consultant

Mr. Qing Zuo has been employed by ZDSE since 2016. Mr Zuo obtained a graduate degree in Coaching Theory at Fudan University in 2016 and the Diploma of Foundation in Psychology from Hong Kong Shue Yan University in January 2019. He is the general manager of ZDSE and has 20 years of experience as a business manager. He is also a promoter of the company’s charitable activities. With his passion for business management, he hopes to improve his clients’ management skills, improve clients’ leadership skills and lead ZDSE in the corporate management industry. ZDSE will continue to carry out charitable activities, and Mr. Zuo hopes to help more orphans and poor children including helping them get a better education opportunity.

Ms. Mengling Zhang has been employed by ZDSE since 2016. As a Psychology graduate of Hong Kong Shue Yan University, a corporate-coaching consultant and an instructor of corporate-coaching consultants, Ms. Zhang serves as ZDSE’s module 2 and module 3 enterprise coaching senior consultant. Ms. Zhang has been committed to promoting ZDSE’s corporate culture, to research and development of modules and to leading our development and approach to emphasizing the psychology of leadership in our modules.

Mr. Kin Ling Martin Tsang has been employed as the head of ZDSE’s Guangzhou Branch and chief instructor for ZDSE since February 2019. From 2005 to 2018, Mr. Tsang was employed as a tutor by Huizhi Managerial Consulting Co. Ltd., Guangzhou. Prior to that time, he was employed as General Manager of Julong Technology Ltd., and as a computer engineer. Mr. Tsang holds an MBA degree from the University of Wales, UK, as well as a degree in computer science. He is currently a member of the Expert Committee of the China Enterprise Coach Federation.

Ms. Dong Yun Hu has been employed by ZDSE’s Guangzhou Branch since March 2019. Prior to joining ZDSE, Ms. Yu was employed by Avnet, Inc. (China) as general manager of the Greater South/South West China Region. In that position, she was responsible for overall regional management of operations, human resources, sales, project management, technical support, channel development, AP/AR management, inventory control, customer relations and supplier services. Prior to her employment by Avnet, Inc., Ms. Yu held positions in management and human resources with various other companies of varying sizes including Bogart Lingerie (Guangzhou) Ltd., PING CHENG Advertising Co. Ltd. and Panyu GJM Garment Manufacturing Factory. Ms. Hu was graduated from Jinan University in engineering quality management, and completed her EMBA at SUN YAT-SEN University. She has several certifications, including Guangzhou Human Resources Management and Professional Certification Training.

Mr. Zhiyi Chen has been employed by ZDSE’s Guangzhou Branch since March 2019. From 2013 through 2018, Mr. Chen was employed in Operations Management at Huizhi Managerial Consulting Co. Ltd. Prior to that, he held positions in hotel management with Shenzhen Maple-Leaf Investment Corporation and Guangzhou Hai Tao Hotel, as well as owning his own technology company. Mr. Chen is a graduate of Guangzhou Machine Tool Research Institute Staff College, where he studied Mechanical Engineering, and also holds an EMBA degree from SUN YAN-SEN University,.

Mr. Shaogang Yin has been employed by ZDSE since May 2019. From 2001 until 2019, Mr. Yin was employed as general manager for Shenyang Shuangbai Enterprise Management Consulting Co. Ltd. where he was responsible for the full operation and management of the company. Mr. Yin has an undergraduate degree in business administration and the certificate of corporate coach, issued by the China Employment Training Technical Instruction Center. He was invited as the chief specialist by China National Training Network from April 22, 2018 to April 21, 2019.

Officers, Directors and Key Employees of Huahui (Shenzhen) Education Management Co., Limited

Name	Age	Positions
Junze Zhang	49	General Manager
Shijie Yu	41	Chief Executive Officer
Xiaoyan Xia	44	Chief Financial Officer

Mr. Junze Zhang’s biography is included under “--Officers and Directors of the Company,” above.

Mr. Shijie Yu was hired as HEMC’s Chief Executive Officer in November 2019. Mr. Yu has worked in the field of education since 2014. Immediately prior to joining HEMC, Mr. Yu was employed by Weidong UTV Cloud Education, as Chief Executive Officer from October 2018 to May 2019 and as Vice President from October 2014 to October 2018. Weidong UTV Cloud Education focuses on the development and sales of Internet applications and information service operations in the education field, as well as smart terminal products, touch technology products, audio and video recording and broadcasting products, teaching software, cloud platforms and micro campuses. From July 2012 to September 2014, he was employed as Vice President of Operations for Aston Education Group, where, among other things, he was involved in investment and mergers and acquisitions, strategic planning, company financing, admissions and franchising. During Mr. Yu’s tenure, that company’s franchise business grew by approximately 200%. Mr. Yu holds a Bachelor’s degree in Business Administration from Qiqihar University.

Ms. Xiaoyan Xia has served as HEMC’s Chief Financial Officer since January 2, 2020. Ms. Xia was employed by HEMC as Finance Manager from May 2019 through December 2019. Prior to joining HEMC, Ms. Xia served as Finance Manager, Group Finance Department for Shenzhen Zhongqingbao Interactive Network Co., Ltd. from November 2017 to March 2018. From September 2013 to November 2017, she worked as Financial Controller for Shenzhen Kaihevo Technology Co., Ltd. and from November 2006 to September 2013, she held the position of Finance Manager for Onet Technology (Shenzhen) Co., Ltd. Ms. Xia holds a Bachelor’s degree in Accounting from Sout-Central University for Nationalities.

Family Relationships

There are no family relationships among the directors or executive officers of either the Company or its subsidiaries.

Committees of the Board of Directors

The Company’s Board of Directors has not established any committees. The functions of the audit committee are currently performed by the Board of Directors, with assistance by expert independent accounting personnel. The Company is not currently subject to any law, rule or regulation requiring that it establish or maintain an audit committee. The Company believes that while its Board of Directors is capable of analyzing and evaluating financial statements and understanding internal controls and procedures for financial reporting, the Company would be well served to retain an independent director who would qualify as an “audit committee financial expert.” The Company’s Board of Directors intends at some point in the future to establish audit, nominating and compensation committees. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee will be primarily responsible for nominating directors, setting policies and procedures for the nomination of directors and overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving salary and benefit policies (including stock options), including compensation of the Company’s executive officers.

Compensation

The following table summarizes all compensation received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of ZDSE in the years ended December 31, 2018 and 2019.

	Compensation Paid
Name and Principal Position	Year	Salary(1) ($)		Bonus ($)	Other Compensation(2) ($)
Zihua Wu(3), President, CEO, CFO, Secretary and Director	2018	Nil		Nil	N/A
	2019	Nil		Nil	N/A

Junze Zhang(4), President, CEO, CFO, Secretary and Director;	2018	9,009		Nil	772
General Manager of HEMC	2019	14,253		Nil	1,817

Zhongpeng Chen, Director	2018	Nil		Nil	N/A
	2019	Nil		Nil	N/A

Qing Zuo, General Manager of ZDSE	2018	11,372	(5)	Nil	1,039
	2019	13,904	(5)	Nil	3,427

Mengling Zhang, Senior Coach	2018	11,372	(6)	Nil	1,074
	2019	13,904	(6)	Nil	3,561

Kin Ling Martin Tsang(7), Head of	2018	Nil		Nil	N/A
Guangzhou Branch	2019	15,353		12,510	3,235

Dong Yun Hu(8), General Manager of	2018	Nil		Nil	N/A
Guangzhou Branch	2019	13,470		2,527	3,201

Zhiyi Chen(9), Vice General Manager of	2018	Nil		Nil	N/A
Guangzhou Branch	2019	11,876		1,738	3,311

Shaogang Yin(10), Head of Liaoning Branch	2018	Nil		Nil	N/A
	2019	11,587		5,156	N/A

Shijie Yu(11), CEO of HEMC	2018	Nil		Nil	N/A
	2019	2,807		Nil	414

Xiaoyan Xia(12), CFO of HEMC	2018	Nil		Nil	N/A
	2019	12,787		Nil	2,922

(1)	Expressed in U.S. Dollars based on the applicable average exchange rate as reported by x-rates.com.

(2)	Consists of contribution to social insurance and housing funds
(3)	Zihua Wu resigned from the position of President, CEO, Secretary, CFO and director on July 3, 2019.
(4)	Junze Zhang has been employed as General Manager of HEMC from May 1, 2018 and also has served as President, Secretary and director of the Company since July 3, 2019. Amounts shown were paid by HEMC.
(5)	Includes amounts paid since June 28, 2018, the date that ZDSE was acquired by HSEC.
(6)	Includes amounts paid since June 28, 2018, the date that ZDSE was acquired by HSEC.
(7)	Kin Ling Martin Tsang was employed by ZDSE as of February 1, 2019.
(8)	Dong Yun Hu was employed by ZDSE as of March 1, 2019.
(9)	Zhiyi Chen was employed by ZDSE as of March 1, 2019.
(10)	Shaogang Yin, was employed by ZDSE as of May 1, 2019. Mr. Yu was employed by the Company as of November 22, 2019.
(11)	Shijie Yu was employed by HEMC as of November 22, 2019.
(12)	Xiaoyan Xia was employed by HEMC as of January 2, 2020. Amount was paid to Ms. Xia in her capacity as Finance Manager.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2019, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated $21,887 for officers and directors.

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

Employment Contracts

We have formal employment agreements with our key employees and with our sole executive officer. The employment agreements are summarized below, and qualified by reference to the summaries of those employment agreements filed as Exhibits 10.7 through 10.10 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019, Exhibits 10.11 through 10.13 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 26, 2019 and Exhibits 10.15 and 10.16 to this Annual Report on Form 20-F.

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

Qing Zuo. Qing Zuo’s Employment Agreement is for a term that commenced February 1, 2019 and terminates on January 31, 2021, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Zuo’s compensation is set forth in the company payroll, but may not be less than minimum wage, and he is entitled to overtime compensation for hours worked in excess of 40 hours per week.

Mengling Zhang. Mengling Zhang’s Employment Agreement is for a term that commenced April 18, 2016 and terminates on April 17, 2021, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Ms. Zhang’s compensation is set forth in the company payroll, but may not be less than minimum wage, and she is entitled to overtime compensation for hours worked in excess of 40 hours per week.

Kin Ling Martin Tsang. Kin Ling Martin Tsang’s Employment Agreement is for a term which commenced February 1, 2019 and terminates on January 31, 2021, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Tsang is paid a monthly salary of RMB 10,000.

Dong Yun Hu. Dong Yun Hu’s Employment Agreement is for a term that commenced March 1, 2019 and terminates on February 28, 2022, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Ms. Hu is paid a monthly salary of RMB 12,000.

Zhiyi Chen. Zhiyi Chen’s Employment Agreement is for a term that commenced March 1, 2019 and terminates on February 28, 2022, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Chen is paid a monthly salary of RMB 10,000.

Shaogang Yin. Shaogang Yin’s Employment Agreement is for a term that commenced May 1, 2019 and terminates on April 30, 2022, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Yin is paid a monthly salary of RMB 10,000.

Shijie Yu. Shijie Yu’s Employment Agreement is for a fixed term that commenced November 22, 2019 and terminates on November 21, 2024. Under the Agreement, Mr. Yu is paid a monthly salary of RMB 10,430 and he is eligible for a performance bonus of RMB 4,470 and a perfect attendance award of RMB 100. Social insurance premiums and housing provident fund are paid by both the Company and Mr. Yu.

Xiaoyan Xia. Xiaoyan Xia’s Employment Agreement is for a fixed term that commenced January 2, 2020 and terminates on January 1, 2021. Under the Agreement, Ms. Xia is paid a monthly salary of RMB 8,330 and she is eligible for a performance bonus of RMB 3,570 and a perfect attendance award of RMB 100. Social insurance premiums and housing provident fund are paid by both the Company and Ms. Xia.

Employees

As of the end of 2019 we employed a total of 62 persons, 52 of whom are employed by ZDSE. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of April 1, 2020 by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares; (ii) each executive officer and director; and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Junze Zhang	30,000,000	9.91%
Zhongpeng Chen	1,700,000	0.56%
Feier Co. Limited(2)	153,000,000	50.54%
Meisi Co. Limited(3)	117,000,000	38.65%
All executive officers and directors as a group (2 person)	31,700,000	10.47%

(1)	Based on 302,734,900 shares outstanding
(2)	Feier Co., Limited is a Seychelles company, which is wholly owned by Mr. Guiting Rao. All of the Ordinary Shares beneficially owned by Feier Co. Limited were acquired on July 3, 2019 pursuant to the Share Exchange. Feier Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.
(3)	Meisi Co., Limited is a Seychelles company, which is wholly owned by Mr. Yuze Zhong. All of the Ordinary Shares beneficially owned by Meisi Co. Limited were acquired on July 3, 2019 pursuant to the Share Exchange. Meisi Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

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

Mr. Qing Zuo, the Chairman of the Board of ZDSE, made advances aggregating $83,409 to ZDSE during the fiscal year ended December 31, 2017. Mr. Zuo and two companies controlled by him made further advances aggregating $96,916 and $147,673 to ZDSE during the fiscal years ended December 31, 2018 and 2019, respectively. The amounts owed to Mr. Zuo and his affiliates as of the fiscal years ended December 31, 2017, 2018 and 2019, were as follows:

December 31, 2017	$83,409
December 31, 2018	$121,533
December 31, 2019	$0

During the fiscal year ended December 31, 2018, Mr. Zuo and his affiliated companies advanced $96,916 to ZDSE, were repaid $576 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $51,801. During the year ended December 31, 2019, Mr. Zuo and his affiliates made advances to ZDSE aggregating $147,673 and were repaid $268,748 of the total amounts advanced.

Ms. Mengling Zhang, the General Manager of ZDSE, made advances to ZDSE during the fiscal year ended December 31, 2017 in the amount of $213,867. Ms. Zhang made further advances to ZDSE during the fiscal years ended December 31, 2018 and 2019. The amounts owed to Ms. Zhang as of December 31, 2017, 2018 and 2019, were as follows:

December 31, 2017	$537,137
December 31, 2018	$36,519
December 31, 2019	$0

During the fiscal year ended December 31, 2018, Ms. Zhang advanced $56,612 to ZDSE, was repaid $400,222 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $147,239. During the year ended December 31, 2019, Ms. Zhang advanced $13,840 to ZDSE and was repaid the amount owed to her of $50,221.

As of December 31, 2018, Mr. Junze Zhang, HGSL’s President, was owed $182,093 for advances to that company and during the year ended December 31, 2019 he made advances in the aggregate amount of $264,836. All of the above advances are interest-free, unsecured and have no fixed repayment term.

As of December 31, 2018, Mr. Zihua Wu, a former director of the Company, was owed $32,440 for advances to the Company and during the year ended December 31, 2019 he made advances of $3,500. The advances were interest-free, unsecured and had no fixed repayment term. The Company paid the balance owed to Mr. Wu of $35,940 in September 2019.

During the years ended December 31, 2017 and 2018, ZDSE paid coaching fees of $2,726 and $13,320, respectively, to Mr. Qing Zuo and $1,969 and $18,057, respectively to Ms. Mengling Zhang. Beginning July 1, 2018, Mr. Zuo and Ms. Zhang agreed to provide free coaching services to ZDSE.

Effective September 1, 2018, Weifang Dijinli Jinde Investment Development Co., Ltd., the owner of the property where ZDSE’s Shandong branch is located (the “Lessor”), leased the property to an entity with which Mr. Qing Zuo was affiliated. That entity subleased the property to ZDSE’s Shandong Branch from March 1, 2019 to August 31, 2019, for the same rental payment. As of June 17, 2019, Mr. Zuo is no longer an affiliate of that entity, and as of September 1, 2019, the lease runs directly from the Lessor to ZDSE’s Shandong Branch.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our shares were quoted on the OTCQB under the symbol “HHEG.” However, the shares are not currently trading. The Company has filed a registration statement with the SEC under the Securities Act in order to register shares for resale that are currently held by shareholders of the Company in order for trading to occur in the future. There is no established public trading market for our shares, and there can be no assurance that a trading market will be developed and if developed that it will be sustained.

The following table sets forth the quarterly high and low bid prices for our shares from October 15, 2016 to June 30, 2019, and are based upon sporadic trading on the OTCQB. The prices set forth below represent inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

Period	High	Low
Quarter ended December 31, 2016	$0.01	$0.01
Quarter ended March 31, 2017	$0.01	$0.01
Quarter ended June 30, 2017	$0.01	$0.01

Quarter ended September 30, 2017	$0.01	$0.01
Quarter ended December 31, 2017	$5.50	$2.00
Quarter ended March 31, 2018	$4.52	$4.48
Quarter ended June 30, 2018	$4.85	$4.52

Quarter ended September 30, 2018	$4.85	$4.85
Quarter ended December 31, 2018	$6.08	$4.85
Quarter ended March 31, 2019	$5.70	$5.60
Quarter ended June 30, 2019(1)	$5.60	$5.60

(1) Our shares ceased trading as of June 27, 2019.

Our shares are not currently trading as a result of the Share Exchange. Of our 302,734,900 ordinary shares issued and outstanding as of April 1, 2020, 1,500 shares were held in the United States by one holder of record. We have 56 shareholders of record.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is V Stock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

Item 10. Additional Information

Share Capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles of Association, the Companies Law (Revised) and the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our shares are traded.

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

As of the date of this Annual Report, there are 302,734,900 of our Ordinary Shares issued and outstanding, 300,000,000 of which were issued in July 2019 in consideration for 100% of the outstanding shares of HGSL pursuant to the Share Exchange. All shares are fully paid. We do not have any options to purchase shares or any preferred shares outstanding.

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

Objects of the Company

Under our Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Powers of Directors

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

Our Ordinary Shares

Our authorized share capital is $50,000, divided into 500,000,000 shares, $0.0001 par value. Holders of our Ordinary Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our Ordinary Shares do not have cumulative voting rights in the election of directors. All of our fully paid Ordinary Shares are equal to each other with respect to dividend rights. Holders of our Ordinary Shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under Cayman Islands law. In the event of our liquidation, the liquidator will after having discharged the debts, if any, of the Company, divide among the shareholders on a pari passu basis, in specie or in kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid. Holders of our Ordinary Shares have no preemptive rights to purchase any additional unissued Ordinary Shares. No preferred shares have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of preferred shares at their discretion.

Paragraph 8 of the Articles provides that the powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Amendment

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

General Meetings

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 69 of the Articles and under the Companies Law (Revised) of the Cayman Islands. The directors may convene meetings of the members at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding not less than one-third of the share capital of the Company as at that date carries the right to vote at general meetings of the Company.

Limitations on Right to Own Shares

Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities. There are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Takeover Provisions

Some provisions of our Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Memorandum and Articles of Association); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than one-third of our share capital as carries the right to vote to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Issuance of Additional Shares

Paragraph 6 of our Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Paragraph 7 of our Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available. Issuance of additional shares may dilute the voting power of holders of our Ordinary Shares. However, no shares may be issued in excess of the authorized share capital specified in our Memorandum of Association and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in our Articles relating to variations in rights of shares.

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

On July 2, 2019, the Company entered into a definitive Share Exchange Agreement with HGSL and the HGSL Shareholders, pursuant to which the Company acquired all of the outstanding Common Stock of HGSL in exchange for the issuance of 300,000,000 Ordinary Shares to the HGSL Shareholders. On July 3, 2019 (the “Closing Date”), HGSL became our wholly owned subsidiary and the HGSL Shareholders became the owners of approximately 99.1% of our voting shares. The Share Exchange Agreement was filed as Exhibit 2.1 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019.

Summaries of our employment contracts with executive officers and key employees are disclosed under “Compensation of Executive Officers and Directors – Employment Contracts” and were filed as Exhibits 10.7 through 10.11 to our Report on Form 6-K filed with the SEC on July 5, 2019.

Summaries of our leases are disclosed under “Our Business – Properties” and were filed as Exhibits 10.1 through 10.6 to our Report on Form 6-K filed with the SEC on July 5, 2019.

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

Taxation

No reciprocal tax treaty regarding withholding exists between the United States and the Cayman Islands. Under current Cayman Islands law, dividends, interest or royalties paid by us to individuals are not subject to tax. If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

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

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends. Further, non-U.S. shareholders may be subject to taxation upon their receipt of dividends in their tax jurisdiction.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

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

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

●	Because the Company had only one person acting as the sole officer and director of the Company during the fiscal year ended December 31, 2018, there were limited controls over information processing;
●	There was and is an inadequate segregation of duties consistent with control objectives as management was composed of only one person at fiscal year-end, and there remains an issue with inadequate segregation of duties as of the date of filing this Annual Report. In order to remedy this situation, we would need to hire additional staff to provide greater segregation of duties;
●	The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process; and
●	There is a lack of formal policies and procedures necessary to adequately review significant accounting transactions.

Accordingly, the Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control- Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2019, there was no change in the Company’s internal control over financial reporting period covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the fiscal year ended June 30, 2018, the Transition Period and the fiscal year ended December 31, 2019:

	Fiscal Year Ended December 31, 2019	Transition Period Ended December 31, 2018	Fiscal Year Ended June 30, 2018
Audit Fees	$26,600	$17,600	$13,523
Audit Related Fees	-	-	-
Tax Fees	-	-	850
All Other Fees	-	-	-
Total	$26,600	$17,600	$14,373

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 10-Q and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

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

Item 16G. Corporate Governance.

Not applicable

Item 16H. Mine Safety Disclosure.

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Financial Statements of Huahui Education Group Limited for the years ended December 31, 2018 and 2019

Item 19. Exhibits

10.15	Employee contract dated November 22, 2019 between the Company and Shijie Yu

10.16	Employee contract dated January 2, 2020 between the Company and Xiaoyan Xia

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated April 28, 2020	HUAHUI EDUCATION GROUP LIMITED

/s/ Junze Zhang
Junze Zhang, President, Chief Executive Officer,
Chief Financial Officer and Director

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

F-1

HUAHUI EDUCATION GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Huahui Education Group Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huahui Education Group Limited together with its subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of Income (loss) and comprehensive Income (loss), stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 10 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Pan-China Singapore PAC

We have served as the Company’s auditor since 2018.

Singapore

April 28, 2020

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,165,793	189,210
Other receivables	70,670	3,423
Prepaid expenses and other current assets	65,574	14,677
Total current assets	1,302,037	207,310

Non-current assets:
Leasehold improvements and equipment, net	100,656	24,192
Operating lease right-of-use assets	415,770	-
Deferred tax assets, net	-	129,812
Total non-current assets	516,426	154,004
Total assets	1,818,463	361,314

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	509,385	147,269
Accounts payable, other payables and accruals	227,565	19,896
Income tax payable	28,694	-
Current operating lease liabilities	173,292	-
Amount due to related parties	444,802	372,585
Total current liabilities	1,383,738	539,750

Current liabilities:
Non-current operating lease liabilities	242,478	-
Total non-current liabilities	242,478	-
Total liabilities	1,626,216	539,750

COMMITMENTS AND CONTINGENCIES

EQUITY (DEFICIT)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the year ended December 31, 2019 and 2018)	30,273	30,273
Additional paid in capital	(1,140)	(1,140)
Foreign currency translation reserve	89	3,345
Retained earnings (Deficit)	163,025	(210,914)
Total equity (deficit)	192,247	(178,436)
Total liabilities and equity	1,818,463	361,314

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	US$	US$

Revenue	2,268,717	212,780
Cost of revenue	(330,091)	(56,216)
Gross profit	1,938,626	156,564

Selling and marketing expenses	(17,282)	(8,947)
General and administrative expense	(1,394,163)	(470,788)
Operating income (loss)	527,181	(323,171)

Other income (expense), net	12,026	(40)
Income (loss) before income taxes	539,207	(323,211)

Income tax (expense) benefits	(165,268)	43,930
Net income (loss)	373,939	(279,281)

Foreign currency translation differences	(3,256)	3,345
Total comprehensive loss for the years	370,683	(275,936)

Basic and diluted earnings (loss) per ordinary share	0.00	(0.00)

Weighted average number of common shares outstanding – Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Share Capital	Additional paid in Capital	Foreign Currency Translation Reserve	Retained Earnings (Deficit)	Total Equity
	US$	US$	US$	US$	US$

Balance at January 1, 2018	30,273	67,227	-	-	97,500
Loss for the year	-	-	-	(279,281)	(279,281)
Recapitalization	-	(68,367)	-	68,367	-
Foreign currency translation gain	-	-	3,345	-	3,345
Balance at December 31, 2018	30,273	(1,140)	3,345	(210,914)	(178,436)

Balance at January 1, 2019	30,273	(1,140)	3,345	(210,914)	(178,436)
Income for the year	-	-	-	373,939	373,939
Foreign currency translation loss	-	-	(3,256)	-	(3,256)
Balance at December 31, 2019	30,273	(1,140)	89	163,025	192,247

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	US$	US$
Cash flows from operating activities:
Net income (loss)	373,939	(279,281)

Adjustments for:
Depreciation expense	37,087	40,131
Gain from sale of furniture and equipment	(10,238)	8,331
Written off of rental deposits	-	27,260
Impairment of leasehold improvements and equipment	-	55,919
Deferred taxes	129,322	(43,930)
Changes in:
Other receivables	(31,730)	104,305
Prepaid expenses and other current assets	(51,510)	(1,531)
Accounts payable, other payables and accruals	173,539	(1,576)
Deferred revenue	367,000	(326)
Income tax payable	28,938	-
Net cash provided by operating activities	1,016,347	(90,698)

Cash flows from investing activities:
Additions to leasehold improvements and equipment	(116,122)	(2,023)
Proceeds from sale of furniture and equipment	8,806	2,051
Acquisition of subsidiary, net of cash acquired	-	68,693
Net cash (used in)/provided by investing activities	(107,316)	68,721

Cash flows from financing activities:
Amount due to related parties	74,941	210,017
Net cash provided by financing activities	74,941	210,017

Effect of exchange rate changes on cash and cash equivalents	(7,389)	1,170

Net increase in cash and cash equivalents	976,583	189,210
Cash and cash equivalents at the beginning of year	189,210	-
Cash and cash equivalents at the end of year	1,165,793	189,210

Supplemental disclosure of non-cash investing and financing activities:
Income tax paid	9,113	-
Right-of-use assets obtained in exchange for operating lease obligations	197,524	-

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF BUSINESS

HUAHUI EDUCATION GROUP CORPORATION, formerly DUONAS CORP. (“HHEG Nevada” or the “Company”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

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

Through October 22, 2017, the Company’s primary business activity was production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof. Going forward, the Company’s operations will be determined and structured by the new investor group. As such, at December 31, 2018, the Company accounted for these related assets, liabilities and results of operations up to October 22, 2017 as discontinued operations.

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

On July 3, 2019 (the “Closing Date”), HUAHUI EDUCATION GROUP LIMITED (the “Company”), an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LTD, (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LTD (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 300,000,000 of its ordinary shares to the HGSL Shareholders in exchange for 100% of the common stock of HGSL. After the closing, the HGSL Shareholders own approximately 99.1% of the Company’s outstanding shares and the former shareholders of the Company own approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen also was appointed a director of the Company. As a result of the Share Exchange, HGSL became the wholly-owned subsidiary of the Company and ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD (“ZDSE”), HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange has caused the Company to cease to be a shell company.

ZDSE was incorporated as a limited company in the Peoples’ Republic of China (the “PRC”) on January 19, 2016. ZDSE is a professional management coaching organization engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields. The Company conducts business in one segment which is the provision of educational services in the PRC.

As of June 30, 2019, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%	Investment holding
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%	Investment holding
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January19, 2016	June 27, 2018	PRC	100%	Educational services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

(b)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. Control exists when the Company has the power over the entity, exposure, or rights to variable returns from involvement in the entity, and the ability to use power over the entity to affect returns through its power over the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the valuation allowance for deferred tax assets, economic lives and impairment of leasehold improvements and equipment, allowance for doubtful accounts and etc. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

(d)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

(e)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at December 31, 2019 and 2018.

The Renminbi is not freely convertible into foreign currencies. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorized to conduct foreign exchange business.

(f)	Leasehold Improvement and Equipment

An item of leasehold improvement and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

The cost of an item of leasehold improvement and equipment comprises its purchase price, import duties and non-refundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of leasehold improvement and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is calculated on the straight-line basis to write off the cost of each asset to its residual value over the estimated useful life as follows:

Leasehold improvement	Shorter of the lease term or estimated useful life
Furniture and education equipment	5 years
Computer equipment and software	5 years

The assets’ residual value, useful lives, and depreciation method are regularly reviewed.

(g)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2019 and 2018.

(h)	Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Implementation of the Pilot Program, the new enrollment system development services and other operating services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

From May 2016 to July 2018, the Company is a small-scale taxpayer and in accordance with Cai Shui [2016] No. 68, the non-academic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Since August 2018, the Company became general taxpayer and subject to a VAT rate of 6%.

(i)	Income Recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $509,385 and $147,269 of deferred revenue as of December 31, 2019 and 2018, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

Revenue is generated through delivery services. Revenue is recognized when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

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

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers as services are performed over the remaining contractual terms.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income, and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

(j)	Operating leases

The Company determines if an arrangement contains a lease at inception. The Company elected the practical expedient, for all asset classes, to account for each lease component of a contract and its associated non-lease components as a single lease component, rather than allocating a standalone value to each component of a lease. For purposes of calculating operating lease obligations under the standard, the Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company’s leases do not contain material residual value guarantees or material restrictive covenants. Operating lease expense is recognized on a straight-line basis over the lease terms. The discount rate used to measure a lease obligation is usually the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

(k)	Earnings Per Share

The Company reports earnings per share in accordance with ASC 260 “Earnings Per Share”, which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the reporting period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Further, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of a basic and diluted earnings per share shall be adjusted retrospectively for all periods presented to reflect that change in capital structure.

The Company’s basic earnings per share is computed by dividing the net income available to holders by the weighted average number of the Company’s ordinary shares outstanding. Diluted earnings per share reflects the amount of net income available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive ordinary shares as of December 31, 2019.

(l)	Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar and the functional currency is the Chinese Renminbi (“RMB”). All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the statements of operations.

The exchange rates utilized as follows:

	2019	2018
Year-end RMB exchange rate	6.96	6.88
Average annual RMB exchange rate	6.90	6.60

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(m)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Over 99% and 80% of the Company’s cash and cash equivalents are in RMB as of December 31, 2019 and 2018, respectively.

(n)	Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(o)	Fair Value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalents and accounts payable. The carrying amounts of cash and cash equivalents, accounts payable and amount due to related parties approximate their fair values due to the short-term maturities of these instruments.

(p)	Income Taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations in the period of change.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses. The Company did not record uncertain tax positions as of December 31, 2019 and 2018 as the amounts were immaterial.

(q)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

(r)	Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2019, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality. The Company did not have any customers constituting 10% or more of the net revenues during the year ended December 31, 2019.

(s)	Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(t)	Recent accounting pronouncements

Recent accounting pronouncements adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2019 and 2018.

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

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2019 and 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard resulted in the recognition of right-of-use assets of $415,770 and operating lease liabilities of $415,770 million.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU on update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method each period presented. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2019 and 2018.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosure are required at transition. The Company adopted this pronouncement on its consolidated financial statements as of and for the year ended December 31, 2019 and 2018.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

3.	BUSINESS COMBINATION

In June 2018, HUAHUI GROUP STOCK LIMITED (“HGSL”) entered into an equity transfer agreement relating to the acquisition of 100% of the equity of ZHONGDEHUI (SHENZHEN) EDUCATION DEVELOPMENT CO., LID (“ZDSE”). The acquisition was closed on June 27, 2018. The result of operations of ZDSE is included in the Company’s consolidated financial statements beginning on June 27, 2018.

The following represents the purchase price allocation at the dates of the acquisition:

June 27, 2018
Cash and cash equivalents	$71,016
Other current assets	48,793
Non-current assets	220,634
Current liabilities	(340,141)
Total purchase price	$302

4.	LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	2019	2018
Furniture and education equipment	$27,125	$36,861
Computer equipment and software	46,120	15,529
Leasehold improvements	83,413	-
	$156,658	$52,390
Less: accumulated depreciation	(56,001)	(28,198)
	$100,656	$24,192

Depreciation expense for the years ended December 31, 2019 and 2018 was $37,087 and $40,131, respectively

The Company recorded long-lived asset impairment losses of $55,919 during the year ended December 31, 2018, including $33,882 for leasehold improvement and $22,037 for the furniture. The Company did not record any long-lived asset impairment losses during the year ended December 31, 2019.

5.	OTHER RECEIVABLES

Other receivables mainly represent rental and utilities deposit paid for the Guangzhou office. The amount is fully refundable.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets mainly represent prepaid consultancy fees for professional advice on business expansion plan.

7.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	2019	2018
Accounts payable (a)	$61,898	$-
Accrued payroll and welfare payable	107,284	16,221
VAT and other taxes payable	25,728	1,379
Others (b)	32,655	2,296
	$227,565	$19,896

(a)	Accounts payable primarily include commission payable for students’ referral.
(b)	Others primarily include miscellaneous expenses payable.

8.	INCOME TAXES

Nevada

The Company’s parent entity, HHEG Nevada is an U.S entity through February 2019 and is subject to the United States federal income tax. No provision for income taxes in the United States has been made as HHEG had no United States taxable income for the years ended December 31, 2019 and 2018.

In February 2019, HHEG Nevada was redomiciled from Nevada to the Cayman Islands. As a result of the redomicile, the accumulated tax loss of HHEG cannot be utilized against any taxable income in the United States available in the future.

Cayman Islands

HHEG Cayman is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the year ended December 31, 2019.

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, HGSL and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in Seychelles has been made as HGSL and HGCL had no taxable income for the years ended December 31, 2019 and 2018.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the years ended December 31, 2019 and 2018.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment. No provision for income taxes in the PRC has been made on HEMC and HSEC as they had no taxable income for the years ended December 31, 2019 and 2018.

ZDSE is the Company’s only operating subsidiary. The components of provision for income taxes and tax charges for the years ended December 31, 2019 and 2018 come solely from the tax jurisdiction in the PRC, which has a statutory tax rate of 25% (2018: 25%)

Income tax expense (benefits)

	2019	2018
Current tax expense	$35,456	$-
Deferred tax expense (benefits)	129,812	(43,930)
	$165,268	$(43,930)

The effective tax rates was 31% and 14% for the years ended December 31, 2019 and 2018, respectively. A reconciliation of the effective tax rates from 25% statutory tax rates is as follows:

	2019	2018
Income (loss) before tax	$539,208	$(323,211)
Tax expense calculated at statutory tax rate	134,802	(80,803)
Income tax exemptions and reliefs	(72,418)	-
Income tax difference under difference tax jurisdictions	65,596	(12,472)
Others (Note 1)	37,288	49,345
	$165,268	$(43,930)

Note 1 Others mainly comprise of valuation allowance of $35,001 and $19,662 as of December 31, 2019 and 2018, respectively. The Company determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized.

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are offset when income taxes are related to the same fiscal authority. Deferred income taxes are calculated on all temporary differences under the asset and liability method using a 25% principal tax rate.

The movement in the deferred income tax account is as follows:

	2019	2018
Beginning of the year	$129,812	$-
Deferred tax assets acquired through acquisition of ZDSE	-	89,384
(Debited)/Credited to the statement of income (loss)	(129,322)	43,930
Exchange difference	(490)	(3,502)
End of the period/year	$-	$129,812

Deferred tax assets and temporary differences are recognized if the realization of the tax benefit is probable.

Deferred tax assets are recognized for tax loss and carry forwards only to the extent that realization of the related tax benefit through the future taxable profits is probable. As of the year ended December 31, 2019, the Company had utilized all net operating loss carried-forward.

9.	LEASES

The adoption of the new lease guidance did not have a material impact on the Company’s results of operations or liquidity, but resulted in the recognition of operating lease liabilities and operating lease right-of-use assets on its balance sheets. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company leased various training centers in the PRC, under operating leases terminating in August 2019 through August 2022. Rent expense for the years ended December 31, 2019 and 2018 were $268,962 and $71,478, respectively. The Company has two operating leases with the lease term over one year expiring in March 2022, which is classified as operating leases. There are no residual value guarantees and no restrictions or covenants imposed by the lease. As of December 31, 2019, The Company has $415,770 of right-of-use assets, $173,292 in current operating lease liabilities and $242,478 in non-current operating lease liabilities.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

2019
Within 1 year	$184,612
After 1 year but within 5 years	250,729
Total lease payments	$435,341
Less: imputed interest	(19,571)
Total lease obligations	415,770
Less: current obligations	(173,292)
Long-term lease obligations	$242,478

Other information:

2019
Cash paid for amounts included in the measurement of lease liabilities: $
Operating cash flow from operating lease	162,560
Right-of-use assets obtained in exchange for operating lease liabilities	197,524
Remaining lease term for operating lease (years)	1.25 to 2.67
Weighted average discount rate for operating lease	4.75%

10.	RELATED PARTIES TRANSACTIONS

(a) The Company had the following balances due to related parties:

	Relationship	2019	2018
Hengqing Investment Consultation(SZ) Partnership Business (LP)	Company controlled by Qing Zuo	$-	$24,052
Henghui Investment Consultation(SZ) Partnership Business (LP)	Company controlled by Qing Zuo	-	64,008
Qing Zuo	Majority shareholder of ZDSE and executive chairman until June 27, 2018 and November 28, 2018, respectively. Currently Chairman of the Board of ZDSE since December 20, 2018	-	33,473
Junze Zhang	Shareholder and director of the Company	444,802	182,093
Mengling Zhang	General manager of ZDSE	-	36,519
Zihua Wu	Director of the Company	-	32,440
Total		$444,802	$372,585

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

From time to time, majority shareholder and general manager of the Company advanced funds to the Company for working capital purpose. As of December 31, 2018, advances from Qing Zuo and Mengling Zhang amount to $51,801 and $147,239, respectively, to the Company have been converted and treated as capital contribution to the Company pursuant to the Waiver of shareholder’s loan agreements signed on June 27, 2018.

(b) Transactions

	For the years ended December 31,
	2019	2018
Repayment to related parties
Hengqing Investment Consultation(SZ) Partnership Business (LP)	165,176	-
Henghui Investment Consultation(SZ) Partnership Business (LP)	63,767	-
Qing Zuo	39,805	576
Mengling Zhang	50,221	400,222
Zihua Wu	35,940	-
	$354,909	$400,798

Cash advance from related parties
Hengqing Investment Consultation (SZ) Partnership Business (LP)	$141,214	$25,055
Henghui Investment Consultation (SZ) Partnership Business (LP)	-	66,676
Qing Zuo	6,459	5,185
Junze Zhang	264,836	-
Mengling Zhang	13,840	56,612
Zihua Wu	3,500	-
	$429,849	$153,528

Shareholder debts converted to capital contribution
Qing Zuo	$-	$51,801
Mengling Zhang	-	147,239
	$-	$199,040

* Beginning July 1, 2018, Qing Zuo and Mengling Zhang agreed to provide free coaching services to the Company in connection with the special training and with conducting professional technical training to students.

11.	RESERVES

(a)	Legal reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2019 and 2018, the Company did not accrue any legal reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

12.	SUBSEQUENT EVENTS

The outbreak of coronavirus (COVID-19) in January 2020 resulted in interruption of commencement of tutorial classes which adversely affected the businesses significantly. Management is evaluating the impact and developing actions plan to minimize the effect of the COVID-19 pandemic and to recover business as soon as possible.

There is no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

