Form 20-F
period 2020-12-31
Huahui Education Group Ltd
filed 2021-04-30
CIK 1680935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

302,734,900 ordinary shares, $0.0001 par value, at December 31, 2020

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

The selected consolidated financial data as of and for the fiscal years ended December 31, 2019 and 2020 are derived from the Audited Consolidated Financial Statements and notes, which appear elsewhere in this Annual Report.

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

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in US$ except for shares and per share data)

	For the year ended December 31,
	2020	2019
	(Audited)	(Audited)
		Restated(1)
Revenue	$1,246,285	$2,268,717
Cost of revenue	(371,488)	(539,281)
Gross profit	874,797	1,729,436

Selling and marketing expenses	(3,686)	(17,282)
General and administrative expenses	(1,111,748)	(1,184,973)
Operating (loss) income	(240,637)	527,181

Other income (expenses), net	15,244	12,026
(Loss) Income before income taxes	(225,393)	539,207

Income tax (expenses)	(15,187)	(165,268)
Net (loss) income	(240,580)	373,939

Foreign currency translation differences	23,662	(3,256)
Total comprehensive loss for the years	(216,918)	370,683

Basic and diluted (loss) earnings per ordinary share	(0.00)	0.00

Weighted average number of shares outstanding – basic and diluted	302,734,900	302,734,900

(1) Restated to reflect change to 2020 cost of revenue calculation which includes salaries of coaching-related staff of ZDSE

Balance Sheet Data

(in US$)

	December 31, 2020	December 31, 2019
	(Audited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$298,106	$1,165,793
Accounts receivable	125,105	-
Other receivables	268,089	70,670,
Prepaid expenses and other current assets	68,367	65,574
Total Current Assets	759,667	1,302,037

Leasehold improvements and equipment, net	53,976	100,656
Operating lease right-of-use assets	712,088	415,770
Total Non-Current Assets	766,064	516,426
Total Assets	$1,525,731	$1,818,463

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Deferred revenue	$253,889	$509,385
Accounts payable, other payables and accruals	179,077	227,565
Income tax payable	16,509	28,694
Current operating lease liabilities	270,556	173,292
Amount due to related party	388,839	444,802
Total Current Liabilities	1,108,870	1,383,738

Non-current operating lease liabilities	441,532	242,478
Total Non-Current Liabilities	441,532	242,478
Total Liabilities	1,550,402	1,626,216

Stockholder’s Equity(Deficit)
Common stock, par value $0.0001; 500,000,000 shares authorized, 302,734,900 issued and outstanding as of 12/31/2020 and 2019	30,273	30,273
Additional paid in capital	(1,140)	(1,140)
Foreign currency translation reserve	23,751	89
(Accumulated loss) Retained earnings	(77,555)	163,025
Total Stockholder’s Equity (Deficit)	(24,671)	192,247

Total Liabilities and Stockholder’s Equity	$1,525,731	$1,818,463

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

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business will require significant investments of capital and management’s close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, IT, sales and marketing, coaching and other personnel; we may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

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

We will be required to hire and retain skilled managerial personnel, IT, sales and marketing and coaching personnel.

Our continued success depends in large part on our ability to attract, train, motivate and retain qualified management, IT, sales and marketing and coaching personnel. Any failure to attract and retain the required managerial, technical and coaching personnel that are integral to our business may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons and the loss of skilled coaches or managerial, technical or sales personnel would adversely affect us.

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

We currently have only two profitable operating subsidiaries.

We are a holding company with a total of 13 subsidiaries; however, at the current time only two of those subsidiaries, ZDSE and HHMT, are conducting operations and generating profit. We are essentially dependent on ZDSE for our revenue because HHMT, which is a newly-established subsidiary, only accounts for 8.2% of the total. Although management intends that three more of the Company’s subsidiaries (Zhongdehui (Shenyang) Education Consulting Co., Limited, Zhongdehui (Guangzhou) Education Consulting Co., Limited. and Shenzhen Zhengxinhui Education Technology Co., Limited) will commence operations in the near future, there can be no assurance that any of those subsidiaries will succeed in doing so or that, if started, any of those businesses will produce revenue. All of the operating subsidiaries would conduct their operations in the PRC.

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

Sales of our Ordinary Shares in the public market following the re-commencement of trading may limit appreciation and may cause the market price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market following the re-commencement of trading in our Ordinary Shares may limit appreciation in the trading price of our Ordinary Shares and could result in the market price of our Ordinary Shares declining.

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

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

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

We have identified material weaknesses in our internal control over financial reporting in the Company and its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we do not have a financial expert on U.S. GAAP in top management; (ii) we do not have an audit committee; and (iii) we do not have standard procedures for all accounting cycles. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

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

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 outbreak.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures.

Our business has been and may continue to be adversely impacted. Our operating subsidiaries are located in China, as are all of their employees and customers. Due to the outbreak, ZDSE (our primary operating subsidiary) had to suspend offline teaching and conduct all of its coaching and student support activities online. As a result of the epidemic, ZDSE’s revenues in the first half of 2020 fell by 70.6%. In addition, lockdown measures and travel restrictions impeded ZDSE’s ability to work towards expanding its coaching network. The Company resumed operations on June 1, 2020; however, its revenue for the fiscal year ended December 31, 2020 was 44.5% lower than its revenue for the fiscal year ended December 31, 2019. The company will continue to pay close attention to the development of the coronavirus epidemic situation, and evaluate and actively respond to other possible impacts on the company’s financial situation and operating results.

The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A slowdown in the Chinese economy and/or negative business sentiment could potentially have a significant negative impact on the executive coaching market. A major resurgence of the epidemic in China could be expected to significantly reduce the demand for our services. In addition, our business operations could be disrupted again if any of our employees is suspected of contracting COVID-19, since our employees could be quarantined and/or our facilities be shut down for disinfection. The extent to which the COVID-19 outbreak will impact our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economies in general.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

Risks related to the Businesss of Shenzhen Huahui Media Technology Co., Limited (HHMT)

The Chinese government may impose restrictions that would have a negative impact on our revenue.

The main risks of HHMT are government policy risks, such as governmental bans on large-scale events and gatherings as has occurred during the COVID-19 epidemic. Such bans cause the cancellation of many large-scale events that cannot be rescheduled, which has a direct negative impact on the company’s revenue.

Risks Related to the People’s Republic of China

The Chinese government may exert substantial influence over the manner in which we conduct our business operations in China.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct our coaching and consulting operations in China may be harmed by changes in its laws and regulations, including those relating to regulation of the coaching industry, taxation, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on us and our business.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

The PRC legal system embodies uncertainties, which could limit law enforcement availability.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC subsidiaries are subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability to enforce our contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement, including our ability to enforce our agreements.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries/ to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Our PRC subsidiaries as foreign invested enterprises, or FIEs, are also required to further set aside a portion of their after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

We have registered 31,901,900 shares for resale in the United States and are in the process of applying for our shares to be admitted to quotation on the OTC Markets. We cannot assure you that our shares will be admitted to quotation or that, if the shares are admitted to quotation, a public market will ever develop. There is no guarantee that our shares will ever be quoted on the OTC Markets or any exchange. Furthermore, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our shares. We expect the initial market for our shares to be limited, if a market develops at all. Even if a limited trading market does develop, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their shares.

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

In the event that a public market for our Ordinary Shares is created or maintained in the future, market prices for the shares will be influenced by many factors and will be subject to significant fluctuations in response to variations in operating results of ZDSE and Huahui Media and other factors. Our stock price will also be affected by the trading price of the stock of our competitors, investor perceptions of ZDSE and Huahui Media, interest rates, general economic conditions and those specific to our industry, developments with regard to ZDSE’s operations and activities, our future financial condition and changes in our management.

Risks relating to low priced stocks.

The Company’s Ordinary Shares are not quoted and traded on the OTC Markets, and the price at which the shares will trade in the future cannot currently be estimated. There can be no assurance that trading will be commenced or sustained, although management intends to take such actions as are necessary to initiate trading on the OTCQB. The trading price of the shares will most likely be below $5.00. If our shares trade below $5.00 per share, trading in the shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of our shares and the ability of holders of our shares to sell them.

We do not intend to pay dividends.

We have not paid any cash dividends on any of our securities since inception and we do not anticipate paying any cash dividends on any of our securities in the foreseeable future.

Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

We currently have issued and outstanding approximately 302,734,900 ordinary shares, 31,901,900 of which have been registered for resale in the U.S. The remaining 270,833,000 shares also may be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144, Rule 701 or other applicable exemption under the Securities Act. The market price of our capital stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional Ordinary Shares or other equity securities.

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

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential price decline could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Resales of our Ordinary Shares in the public market by the Selling Shareholders may cause the market price of our Ordinary Shares to decline.

Sales of our shares could have the effect of depressing the market price for our Ordinary Shares.

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

Effective February 26, 2019, the Company changed its domicile from Nevada to the Cayman Islands by merging into its wholly-owned Cayman Islands subsidiary, Huahui Education Group Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Huahui Education Group Limited.

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

The Company filed a registration statement on Form F-1 with the SEC on November 26, 2019, which was declared effective on October 14, 2020. The registration statement registered 31,901,900 of the Company’s outstanding shares for resale in the United States. The remaining 270,833,000 outstanding shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Throughout the remainder of this Annual Report, when we use phrases such as “we,” “our,” “company” and “us,” we are referring to the Company and all of its subsidiaries, as a combined entity.

Corporate Structure

The following chart sets forth our corporate structure:

Huahui Education Group Limited
(a Cayman Islands company)
100%
Huahui Group Stock Limited
(a Seychelles company)
100%
100%
Huahui Group (HK) Co., Limited
(a Hong Kong company)
Huahui Group Co., Limited
(a Seychelles company)
100%
100%
Huahui Technology (HK) Co., Limited
(a Hong Kong Company)
100%
Off Shore
On Shore
Huahui (Shenzhen) Education Management Co., Limited
(a PRC company)
Huahui (Shenzhen) Education Technology Co., Limited
(a PRC company)
100%
Shenzhen Huahui Shangxing Education Consulting Co., Limited
(a PRC Company)
100%
100%
100%
Shenzhen Huahui Media Technology Co., Limited
(a PRC company)
Zhongdehui (Shenzhen) Education Development Co., Limited
(a PRC company)
Huahui Jinming (Shenzhen) Education Technology Co., Limited
(a PRC company)
100%
100%
100%
Zhongdehui (Shenyang) Education Consulting Co., Limited
(a PRC company)
Zhongdehui (Guangzhou) Education Consulting Co., Limited
(a PRC company)
Shenzhen Zhengxinhui Education Technology Co., Limited
(a PRC company)

Huahui Group Stock Limited (“HGSL”) was incorporated under the laws of the Republic of Seychelles on May 17, 2017. It became a wholly owned subsidiary of the Company in July 2019 as a result of the Share Exchange described above. HGSL has a wholly owned subsidiary, formed under the laws of Hong Kong, Huahui Group (HK) Co., Limited (“HGHK”), which, in turn, has a wholly owned subsidiary corporation formed under the laws of the Peoples Republic of China (the “PRC” or “China”), Huahui (Shenzhen) Education Management Co., Limited (“HEMC”). HEMC owns 100% of Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”). HSEC owns 100% of Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), which is currently the Company’s primary operating subsidiary. HSEC also owns 100% of Shenzhen Huahui Media Technology Co., Limited (“Huahui Media”), which commenced operations in August 2020 and Huahui Jinming (Shenzhen) Education Technology Co., Limited, which has not commenced operations.

HGSL has a second wholly owned subsidiary formed under the laws of the Republic of Seychelles, Huahui Group Co., Limited (“HGL”), which owns 100% of Huahui Technology (HK) Co., Limited, a Hong Kong corporation formed in March 2020 (“HTCL”). HTCL, which has not commenced operations, has a wholly-owned subsidiary, Huahui (Shenzhen) Education Technology Co., Limited, formed in July 2020 under the laws of the PRC.

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

Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”) was incorporated in the PRC on January 5, 2018 as an education consulting limited liability company. The original shareholders, Qixuan Zhang (99%) and Weiqing Xu (1%), each transferred his shares to HEMC on May 4, 2018 for RMB 0.5. HSEC has not yet commenced operations. HSEC has three wholly-owned subsidiaries - Shenzhen Huahui Media Technology Co., Limited, Huahui Jinming (Shenzhen) Education Technology Co., Limited and Zhongdehui (Shenzhen) Education Development Co., Limited.

Shenzhen Huahui Media Technology Co., Limited (“Huahui Media”) was incorporated in the PRC on August 25, 2020 as a wholly owned subsidiary of HSEC. Huahui Media’s business includes several areas related to business planning and to event planning and production.

Huahui Jinming (Shenzhen) Education Technology Co., Limited was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. It has not commenced operations.

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

ZDSE has the following wholly-owned subsidiaries: Zhongdehui (Shenyang) Education Consulting Co., Limited, established as of December 29, 2020 by ZDSE’s Shenyang Branch, Zhongdehui (Guangzhou) Education Consulting Co., Limited, established as of December 28, 2020 by ZDSE’s Guangzhou Branch and Shenzhen Zhengxinhui Education Technology Co., Limited, established on February 26, 2021 by ZDSE’s Shenzhen Branch. None of these three companies has commenced operations.

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

ZDSE has established branches in Shenzhen, Guangzhou, Shandong and Liaoning. By January 1, 2020, ZDSE had coached 4,212 entrepreneurs, as well as personnel from more than 49 corporate training services and large listed companies. The types of companies served include real estate, high technology, medicine, health, schools, government agencies, auto industry, communications, logistics, robotics, property, construction, engineering, manufacturing, textile, rag trade, furniture and other fields.

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

The Strategy of ZDSE

1. Becoming China’s Best Leadership Development Coaching Service Organization

ZDSE’s goal is to become China’s best leadership development coaching service organization. ZDSE believes that it can accomplish that goal due to its leadership development modules, experiential learning modules and practice integration. By continuing to improve the quality of its coaching services and by supporting its clients with follow-up services, ZDSE believes it can increase the number of clients and the rate of new enrollments, thereby increasing its market share and capturing some larger markets. ZDSE has identified several areas where the Chinese economy is prosperous, and it intends to have regional service centers in several of these crucial locations in order to expand its geographic coverage. ZDSE established branches in Guangzhou in December of 2018 and in Shandong and Liaoning during the first quarter of 2019, and its management expects to further increase the number of branches in the future.

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

ZDSE’s research and development team consists of:

●	Zuo, Qing. Mr. Zuo is the general manager of ZDSE.
●	Zhang, Mengling. Ms. Zhang is the enterprise training senior mentor and the module 2 and 3 enterprise training senior mentor.
●	Yin, Shaogang. Mr. Yin is the head of ZDSE’s Liaoning Branch.
●	Tsang Kin Ling Martin. Mr. Tsang is head of ZDSE’s Guangzhou Branch.

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

In addition, ZDSE is planning to build an online platform for clients’ life-long development programs. This service is intended to complement and increase the business of ZDSE. Using an artificial intelligence system developed by ZDSE, each client’s online program will be customized for that client. We anticipate that ZDSE’s online mobile platform application will quickly build online membership by importing address books. Members will be able to post and share ZDSE’s online services to their social circles, thereby attracting more clients to the Company and to ZDSE. Although management expects to face competition from other institutions with mature online platform services in the same market, these online services should enable the Company to reach a wider range of target clients and achieve greater sales opportunities for ZDSE with existing clients. ZDSE will also be able to promote support of its charitable activities and shape its brand image by publishing information content about those activities. Due to the COVID-19 epidemic, completion of the online service platform has been put on hold and management intends to redefine the service plan in detail over the next year.

ZDSE intends to conduct its online business through the use of a variable interest entity structure (“VIE”). It is intended that the business will be conducted by a newly formed company (“Newco”), which will be formed under the laws of the PRC and wholly owned by one or more citizens of the PRC. Management intends that a subsidiary of the Company, which will be a wholly foreign owned entity (the “WFOE”), will acquire effective control of Newco through a series of agreements – the VIE structure. The contractual arrangements between Newco and the WFOE will enable us to exercise effective control over Newco and realize substantially all of the economic risks and benefits arising from the activities of Newco. As a result, we will include the financial results of Newco in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as if Newco were a wholly owned subsidiary. It should be noted, however, that there is currently some uncertainty as to the effect of the Foreign Investment Law of the People’s Republic of China, which was promulgated in March 2019 and became effective on January 1, 2020, on the use of the VIE structure in the PRC.

The Business of Shenzhen Huahui Media Technology Co., Limited

Huahui Media commenced operations in August, 2020. Its business includes cultural exchange event planning, conference planning, corporate image planning, marketing planning, exhibition planning, stage lighting, audio equipment, display equipment and technology development and sales, leasing, door-to-door integration of multimedia teaching systems installation, on-site maintenance, domestic trade and import and export of goods and technologies. . Huahui Media’s strategy is to empower the entire education industry chain with technology. The company’s main customer groups are schools and other institutions, which is an important link in the entire education industry chain. During the fiscal year ended December 31, 2020, Huahui Media accounted for approximately 8.2% of the Company’s total revenue.

Other Planned Businesses of the Company

In addition, the Company plans to establish four major structures in the future: Huahui Education Industry Chain Resources, Huahui Intelligent Education Industry Chain, Huahui Education Supply Chain and Huahui Supply Chain Finance Services.

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

Expansion of the Company’s business, may be achieved either through the formation of subsidiaries or through the acquisition of other existing companies.

Properties

ZDSE has moved most of its operations to A407, Block A and B, Nanshan Medical Device Industrial Park, No. 1019, Nanhai Avenue, Yanshan Community, China Merchants Street, Nanshan District, Shenzhen, which is leased by its subsidiary, Shenzhen Zhengxinhui Education Technology Co., Limited. The lease for the office, which consists of a total of 483 square meters expires on February 21, 2024.

ZDSE has reduced its office space located on the 5th floor of Building A, No. 43 Yanshan Road, Nanshan District, Shenzhen and has renewed its lease for one year. The office area is divided into a private rental office area of approximately 15 square meters and a public office area of approximately 1,000 square meters. The lease for the office provides for a monthly rental of RMB 1,200 (approximately US$185), including utilities, and expires on March 31, 2022. In addition, the Company can use the public space for an additional payment.

ZDSE currently leases approximately 1,509.28 square meters for its Guangzhou office. ZDSE leases 538.74 square meters of this space for a monthly rental of RMB 23,521 (approximately US$3,344), plus an RMB 9,148 (approximately US$1,300) business management fee, until May 30, 2021, after which time the monthly rental will increase to RMB 24,696 (approximately US$3,511), plus an RMB 9,606 (approximately US$1,366) business management fee, until May 30, 2022. The remaining 970.54 square meters are leased for a monthly rental of RMB 42,374 (approximately US$6,024), plus an RMB 16,480 (approximately US$2,343) business management fee, until May 30, 2021, after which time the monthly rental will increase to RMB 44,490 (approximately US$6,325), plus an RMB 17,305 (approximately US$2,460) business management fee, until May 30, 2022.

ZDSE’s Shandong office consists of approximately 828 square meters and is leased until August 31, 2023. ZDSE leases this office space for a monthly rental of RMB 16,364 (approximately US$2,326) until August 31, 2022, at which time the rent will be renegotiated in accordance with market conditions.

ZDSE leases a total of 1,200 square meters of office space for its Liaoning branch. The lease period commenced on September 15, 2020 and terminates on September 14, 2025. The company was not charged rent for the first four months of the lease (September 15, 2020 to January 14, 2021) under the terms of the lease or for the fifth month of the lease (January 15, 2020 to February 14, 2021) due to the COVID-19 epidemic. Commencing February 15, 2021, the monthly rental is RMB 60,000 (approximately US$9,190).

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of the date of this Annual Report, we employ a total of 62 full-time employees, including 46 who are employed by ZDSE. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory. Prior to the Share Exchange, the Company did not have any employees.

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

Market

According to the (ICF) 2020 Global Coaching Study, globally, there were roughly 71,000 coach practitioners in 2019 (including both business and non-business coaches), an increase of 33% over the 2015 estimate. Of those, approximately 4,600 coach practitioners were in Asia (compared to 3,700 in 2015. The estimated global total revenue from coaching in 2019 was US$2.849 billion, representing a 21% increase over the 2015 estimate. As Chinese companies mature as global influencers and seek to internationalize further, the need for executive coaching and strong leadership will be critical. And along with this, we can only predict a huge market opportunity for executive coaches.

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

According to notice No. 13 (2019), the VAT small-scale taxpayers with monthly sales of less than RMB 100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to December 31, 2021. According to the “Notice of the State Administration of Taxation on Issues Concerning the Exemption of Value-Added Tax for Small and Micro Enterprises” (State Administration of Taxation Announcement No. 52 of 2017, now abolished), from January 1, 2018 to December 31, 2020 sales of small-scale VAT taxpayers shall not exceed RMB 100,000 (RMB 300,000 per quarter) and enjoy the preferential policy of exemption from VAT.

To support novel coronavirus pneumonia prevention and control and to accelerate the resumption of work, the rate of small-scale VAT was reduced from 3% to 1% (Announcement on the value added tax policy of supporting individual industrial and commercial households to return to work—-Announcement No.13, 2020 of the Ministry of Finance and the State Administration of Taxation). This preferential tax rate will be in effect until December 31, 2021 (Announcement No.7, 2021). Consequently, the current value-added tax for business applicable to all of HHEG’s subsidiaries in China is 1% (small-scale VAT taxpayer).

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

On July 2, 2019, the Company entered into a definitive Share Exchange Agreement with HGSL and the shareholders of HGSL (the “HGSL Shareholders”), whereby we would acquire all of the outstanding common stock of HGSL in exchange for the issuance of our ordinary shares to the HGSL Shareholders. On July 3, 2019 (the “Closing Date”), HGSL became our wholly owned subsidiary and the HGSL Shareholders became the owners of approximately 99.1% of our voting shares. The acquisition of HGSL by us has been accounted for as a reverse merger because on a post-merger basis, the former shareholders of HGSL held a majority of our outstanding ordinary shares on a voting and fully diluted basis.

Neither the Company nor HGSL conducts any substantive operations of its own; subsequent to July 3, 2019, the Company conducts its primary business operations through its indirect subsidiary, ZDSE. ZDSE is engaged in providing executive coaching services in the PRC and in consulting. Due to the coronavirus outbreak in China, ZDSE’s revenues in the first half of 2020 fell by 70.6% compared to the first half of 2019. However, as of the date of this Annual Report, the company’s operations have returned to normal. There can be no assurance that the coronavirus pandemic, or another future epidemic, will not cause future disruptions to the company’s operations.

On August 25, 2020, the Company formed Huahui Media as a wholly owned subsidiary of HSEC. Huahui Media’s financial data has been included in the Company’s consolidated financial statements as of and for the year ended December 31, 2020.

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

Revenue Recognition

The primary sources of our revenues are as follows:

(a)	Coach course service revenue derived from ZDSE

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $253,889 and $509,385 of deferred revenue as of December 31, 2020 and 2019, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

(b)	Conference and exhibition planning service revenue derived from HHMT, which was established on August 25, 2020.

Conference and exhibition planning service revenue in 2020 was $102,720. There was no segment report because this part of revenue was less than 10% of the total revenue in 2020.

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

Concentration of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and other receivables.

As of December 31, 2020, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts receivable represent tuition fees due from customers, which are typically collected within a short period of time. Other receivables mainly comprise short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd. and rental and utilities deposits paid for the Guangzhou and Liaoning office which are fully refundable. Short term loan amounting to RMB1.3 million is unsecured, has tenure from December 16, 2020 to December 16, 2021 and bears interest at 0.7% per month.

The Company did not have any customers constituting 10% or more of the net revenues during the year ended December 31, 2020.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard, which resulted in the recognition of right-of-use assets and operating lease liabilities of $712,088 as of December 31, 2020.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements.” This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after January 1, 2023, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

Results of Operations

The following discussion should be read in conjunction with the financial statements attached hereto as Exhibit 99.2.

Financial and Operating Data

(In US$, except number of trainees and percentages)

	For The Year Ended December 31,
	2020	2019	Pct. Change
Revenue	$1,246,285	$2,268,717	45%
Operating (loss) income	$(240,637)	$527,181	147%
Net (loss)income	$(240,580)	$373,939	164%
Number of trainees	$962	$1,331	28%

For the Year Ended December 31, 2020 Compared to the Year Ended December 31 2019

Revenue

We generated $1,246,285 in revenue for the year ended December 31, 2020 compared to $2,268,717 for the year ended December 31, 2019, a decrease of $1,022,432 or 45%. The decrease was primarily due to the impact of COVID-19. The epidemic resulted in quarantines, travel restrictions and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Company’s revenue and workforce are concentrated in China. Due to the epidemic, branches of ZDSE didn’t reopen after the Chinese New Year until June 1, 2020, and 2020 revenue decreased by 45% compared with that of 2019.

Cost of Revenue

Cost of revenue was $371,488 for the year ended December 31, 2020 compared to $539,281 for the year ended December 31, 2019, a decrease of $167,793 or 31%. The decrease in cost of revenue was primarily due to lower salary and corresponding costs as a result of the COVID-19 related closure for five months in 2020.

Gross profit

Gross profit for the year ended December 31, 2020 was $874,797 compared with $1,729,436 for the year ended December 31, 2019. Gross profit accounted for 70% of our revenue for the year ended December 31, 2020, compared with 76% for the year ended December 31, 2019. The decrease in gross profit margin resulted from the inability to reduce certain fixed costs even though operations were suspended during the COVID-19 epidemic.

Operating Expenses

By far the most significant component of our operating expenses for both the year ended December 31, 2020 and 2019 was general and administrative expenses ($1,111,748 and $1,184,973, respectively). The following table sets forth the main components of our general and administrative expenses for the years ended December 31, 2020 and 2019.

	For the year ended December 31, 2020		For the year ended December 31, 2019
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$415,037	37%	$387,682	33%
Depreciation and amortization	39,051	4%	37,087	3%
Travel and accommodations	16,664	1%	26,320	2%
Rental expenses	320,569	29%	268,962	23%
Office expenses	96,891	9%	137,760	12%
Legal and professional fees	93,031	8%	124,782	11%
Consulting service fee	18,747	2%	73,063	6%
Audit Fee	39,918	4%	26,600	2%
Other	71,840	6%	102,717	8%
Total general and administrative expenses	$1,111,748	100%	$1,184,973	100%

Net Income/Loss

We had a net loss of $240,580 for the year ended December 31, 2020 compared to net income of $373,939 for the year ended December 31, 2019, a decrease of $614,519, or 164%. The decrease was primarily attributable to decreased revenue that resulted from the suspension of ZDSE’s operations for almost half the year due to the COVID-19 epidemic.

Liquidity and Capital Resources

Sources of Liquidity

During the year ended December 31, 2020, $647,279 net cash was used in operating activities, compared to $1,016,347 provided by operating activities in 2019. This decrease in the amount of cash generated by operating activities was primarily attributable to decreased advance tuition payments and revenue as a result of the COVID-19 pandemic, as well as a short term loan to a third party. During the year ended December 31, 2020, $189,584 was used in investing activities, as compared to $107,316 used in investing activities in 2019, and $55,963 was used in financing activities, as compared to $74,941 provided by financing activities in 2019. The resulting change in cash for the year was a decrease of $867,687 for 2020, as compared to an increase of $976,583 for 2019. The cash and cash equivalents balance on January 1, 2020 was $1,165,793, and on December 31, 2020 it was $298,106.

As of December 31, 2020, we had $1,550,402 in total liabilities, which was primarily comprised of deferred revenue ($253,889) and amount due to related parties ($388,839), as compared to $1,626,216 in total liabilities as of December 31, 2019, which was primarily comprised of deferred revenue ($509,385) and amount due to related party ($444,802).

We had revenues of $1,246,285 and a net loss of $240,580 for the fiscal year ended December 31, 2020, compared to revenues of $2,268,717 and net income of $373,939 for the fiscal year ended December 31, 2019. In addition, we had a working capital deficit of $349,203 and a stockholders’ deficit of $24,671, compared to a working capital deficit of $81,701 and stockholders’ equity of $192,247 at December 31, 2019.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of Inflation

In accordance with the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for March 2019, 2020 and 2021 were 2.3%, 4.3% and 4.4%, respectively. Inflation in China has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in China in the future.

Taxation

As an exempt company limited by shares, we are not subject to taxation in the Cayman Islands on income arising in or derived from other jurisdictions.

On July 3, 2019, we completed the Share Exchange whereby ZDSE, a PRC company, became our sole operating subsidiary. ZDSE is a general VAT taxpayer with a tax rate of 6%; its three branch companies are small-scale taxpayers with a tax rate of 3%. The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. We utilized early losses that offset profits in 2019, resulting in an income tax expense of $165,268 in that year; our income tax in 2020 was $15,187.

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

Officers and Directors of the Company

Name	Age	Position
Junze Zhang	50	President, Chief Executive Officer, Secretary and Chairman of the Board
Shijie Yu	42	Chief Operating Officer
Xiaoyan Xia	45	Chief Financial Officer
Zhongpeng Chen	51	Director

Mr. Junze Zhang has served as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board since July 2019. He also served as Chief Financial Officer until May 19, 2020, when the Company hired Xiaoyan Xia to fill that position. Since May 1, 2018 he has been employed as General Manager of HEMC and since 2016, he has worked as a chairman in HGSL. He led and formulated the long-term development strategy for HGSL, while orchestrating internal and external changes. He also organized the company’s overall strategy, explored executive coaching market opportunities and led the innovation during the development of the company. From 1998 to 2016, Mr. Zhang worked as a chairman in Puning Fageer Clothing Co., Limited where he was responsible for the overall operation of the factory. Mr. Zhang obtained a Bachelor’s degree in Economics & Management in 1996 from Sun Yat-sen University in Guangzhou.

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

Mr. Shijie Yu was hired as HEMC’s Chief Executive Officer in November 2019 and was appointed as the Company’s Chief Operating Officer in May 2020. Mr. Yu has worked in the field of education since 2014. Immediately prior to joining the Company, Mr. Yu was employed by Weidong UTV Cloud Education, as Chief Executive Officer from October 2018 to May 2019 and as Vice President from October 2014 to October 2018. Weidong UTV Cloud Education focuses on the development and sales of Internet applications and information service operations in the education field, as well as smart terminal products, touch technology products, audio and video recording and broadcasting products, teaching software, cloud platforms and micro campuses. From July 2012 to September 2014, he was employed as Vice President of Operations for Aston Education Group, where, among other things, he was involved in investment and mergers and acquisitions, strategic planning, company financing, admissions and franchising. During Mr. Yu’s tenure, that company’s franchise business grew by approximately 200%. Mr. Yu holds a Bachelor’s degree in Business Administration from Qiqihar University.

Ms. Xiaoyan Xia has served as the Company’s Chief Financial Officer since May 2020. She was employed by HEMC as Finance Manager from May 2019 through December 2019 and has served as its Chief Financial Officer since January 2020. Prior to joining the Company, Ms. Xia served as Finance Manager, Group Finance Department for Shenzhen Zhongqingbao Interactive Network Co., Ltd. from November 2017 to March 2018. From September 2013 to November 2017, she worked as Financial Director for Shenzhen Kaihivo Technology Co., Ltd. and from November 2006 to September 2013, she held the position of Finance Manager for Onet Technology (Shenzhen) Co., Ltd. Ms. Xia holds a Bachelor’s degree in Accounting from South-Central University for Nationalities.

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

Officers, Directors and Key Employees of Zhongdehui (Shenzhen) Education Development Co., Limited

Name	Age	Positions
Qing Zuo	46	General Manager
Mengling Zhang	45	Senior Consultant
Martin Tsang	58	Head of Guangzhou Branch, Chief Consultant
Shaogang Yin	50	Head of Liaoning Branch, Senior Consultant

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

Compensation

The following table summarizes all compensation received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of ZDSE in the years ended December 31, 2020 and 2019.

	Compensation Paid
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Compensation(2) ($)
Zihua Wu(3), President, CEO, CFO, Secretary and Director	2019	Nil	Nil	N/A
	2020	Nil	Nil	N/A

Junze Zhang(4), President, CEO, Secretary and Director;	2019	14,253	Nil	1,817
General Manager of HEMC	2020	14,227	Nil	1,002

Shijie Yu(5), COO	2019	2,807	Nil	414
	2020	24,383	Nil	1,356

Xiaoyan Xia(6), CFO	2019	12,787	Nil	2,922
	2020	19,918	Nil	1,932

Zhongpeng Chen, Director	2019	Nil	Nil	N/A
	2020	Nil	Nil	N/A

Qing Zuo, General Manager of ZDSE	2019	13,904	Nil	3,427
	2020	22,337	Nil	1,509

Mengling Zhang, Senior Coach	2019	13,904	Nil	3,561
	2020	22,281	Nil	1,520

Kin Ling Martin Tsang(7), Head of	2019	15,353	12,510	3,235
Guangzhou Branch	2020	17,395	Nil	1,215

Shaogang Yin(8), Head of Liaoning Branch	2019	11,587	5,156	N/A
	2020	14,380	Nil	N/A

(1)	Expressed in U.S. Dollars based on the applicable average exchange rate as reported by x-rates.com.
(2)	Consists of contribution to social insurance and housing funds
(3)	Zihua Wu resigned from the position of President, CEO, Secretary, CFO and director on July 3, 2019.
(4)	Junze Zhang has been employed as General Manager of HEMC from May 1, 2018 and also has served as President, Secretary and director of the Company since July 3, 2019. Amounts shown were paid by HEMC.
(5)	Shijie Yu has been employed as CEO of HEMC since November 22, 2019 and as COO of the Company since May 19, 2020. Amounts shown were paid by HEMC.

(6)	Xiaoyan Xia has been employed as CFO of HEMC since January 2, 2020 and as CFO of the Company since May 19, 2020. Amount paid to Ms. Xia in 2019 was paid in her capacity as Finance Manager of HEMC. Amount paid to Ms. Xia in 2020 was paid by HEMC.
(7)	Kin Ling Martin Tsang has been employed by ZDSE since February 1, 2019.
(8)	Shaogang Yin, was employed by ZDSE as of May 1, 2019.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2020, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated $11,415 for officers and directors.

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

Employment Contracts

We have formal employment agreements with our key employees and with our executive officers. The employment agreements are summarized below, and qualified by reference to the summaries of those employment agreements filed as Exhibits 10.7 through 10.10 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019, Exhibits 10.11 through 10.13 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 26, 2019 and Exhibits 10.15 and 10.16 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2020.

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

Xiaoyan Xia. Xiaoyan Xia’s Employment Agreement is for a fixed term that commenced May 23, 2020 and terminates on May 22, 2023. Under the Agreement, Ms. Xia is paid a monthly salary of RMB 8,400 and she is eligible for a performance bonus of RMB 3,600 and a perfect attendance award of RMB 100. Social insurance premiums and housing provident fund are paid by both the Company and Ms. Xia.

Qing Zuo. Qing Zuo’s Employment Agreement is for a term that commenced February 1, 2021 and terminates on January 31, 2026, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Zuo’s compensation is set forth in the company payroll, but may not be less than minimum wage, and he is entitled to overtime compensation for hours worked in excess of 40 hours per week.

Mengling Zhang. Mengling Zhang’s Employment Agreement is for a term that commenced April 18, 2021 and terminates on April 17, 2026, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Ms. Zhang’s compensation is set forth in the company payroll, but may not be less than minimum wage, and she is entitled to overtime compensation for hours worked in excess of 40 hours per week.

Kin Ling Martin Tsang. Kin Ling Martin Tsang’s Employment Agreement is for a term which commenced February 1, 2019 and terminates on January 31, 2022, Mr. Tsang is paid a monthly salary of RMB 10,000.

Shaogang Yin. Shaogang Yin’s Employment Agreement is for a term that commenced May 1, 2019 and terminates on April 30, 2022, unless renewed by mutual agreement or terminated by either party under certain specified conditions. Mr. Yin is paid a monthly salary of RMB 10,000.

Employees

As of the end of 2020 we employed a total of 62 persons, 46 of whom are employed by ZDSE. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of April 1, 2021 by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares; (ii) each executive officer and director; and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Junze Zhang	30,000,000	9.91%
Zhongpeng Chen	1,700,000	0.56%
Feier Co. Limited(2)	153,000,000	50.54%
Meisi Co. Limited(3)	87,133,000	28.78%
All executive officers and directors as a group (2 person)	31,700,000	10.47%

(1)	Based on 302,734,900 shares outstanding
(2)	Feier Co., Limited is a Seychelles company, which is wholly owned by Mr. Guiting Rao. All of the Ordinary Shares beneficially owned by Feier Co. Limited were acquired on July 3, 2019 pursuant to the Share Exchange. Feier Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.
(3)	Meisi Co., Limited is a Seychelles company, which is wholly owned by Mr. Yuze Zhong. All of the Ordinary Shares beneficially owned by Meisi Co. Limited were acquired on July 3, 2019 pursuant to the Share Exchange. Meisi Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.

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

Mr. Qing Zuo, the Chairman of the Board of ZDSE, made advances aggregating $83,409 to ZDSE during the fiscal year ended December 31, 2017. Mr. Zuo and two companies controlled by him made further advances aggregating $96,916 and $147,673 to ZDSE during the fiscal years ended December 31, 2018 and 2019, respectively. The amounts owed to Mr. Zuo and his affiliates as of the fiscal years ended December 31, 2017, 2018, 2019 and 2020 were as follows:

December 31, 2017	$83,409
December 31, 2018	$121,533
December 31, 2019	$0
December 31,2020	$0

During the fiscal year ended December 31, 2018, Mr. Zuo and his affiliated companies advanced $96,916 to ZDSE, were repaid $576 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $51,801. During the year ended December 31, 2019, Mr. Zuo and his affiliates made advances to ZDSE aggregating $147,673 and were repaid $268,748 of the total amounts advanced. Mr. Zuo did not make any advances during the year ended December 31, 2020.

Ms. Mengling Zhang, the General Manager of ZDSE, made advances to ZDSE during the fiscal year ended December 31, 2017 in the amount of $213,867. Ms. Zhang made further advances to ZDSE during the fiscal years ended December 31, 2018, 2019 and 2020. The amounts owed to Ms. Zhang as of December 31, 2017, 2018, 2019 and 2020 were as follows:

December 31, 2017	$537,137
December 31, 2018	$36,519
December 31, 2019	$0
December 31,2020	$0

During the fiscal year ended December 31, 2018, Ms. Zhang advanced $56,612 to ZDSE, was repaid $400,222 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $147,239. During the year ended December 31, 2019, Ms. Zhang advanced $13,840 to ZDSE and was repaid the amount owed to her of $50,221. Ms. Zhang did not make any advances during the year ended December 31, 2020.

As of December 31, 2018, Mr. Junze Zhang, HGSL’s President, was owed $182,093 for advances to that company. During the year ended December 31, 2019 he made advances in the aggregate amount of $264,836 and during the year ended December 31, 2020 he advanced an additional $116,343 and was repaid an aggregate of $172,306. As of December 31, 2020, and after adjusting for differences in exchange rates, Mr. Zhang was owed $388,839 by the Company. All of the above advances are interest-free, unsecured and have no fixed repayment term.

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

Our shares are not currently trading as a result of the Share Exchange. Of our 302,734,900 ordinary shares issued and outstanding as of April 15, 2021,1,500 shares were held in the United States by three holders of record. We have 57 shareholders of record.

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

Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 346267 in the register of companies. Our registered office is Harneys Fiduciary, 3rd Floor Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands, KY1-1002. The objects for which the Company was established are unrestricted and the Company has full power and authority to carry out any object that is not prohibited under Cayman Islands law as set forth in Paragraph 4 of our Memorandum of Association. As a Cayman Islands exempted company, we are (subject to certain qualifications) prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands, owning land in the Cayman Islands and making any invitation to the public in the Cayman Islands to subscribe for any of our shares or debentures. We do not believe that these restrictions materially affect our operations.

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

Our Ordinary Shares

Our authorized share capital is $50,000, divided into 500,000,000 shares, $0.0001 par value. Holders of our Ordinary Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our Ordinary Shares do not have cumulative voting rights in the election of directors. All of our fully paid Ordinary Shares are equal to each other with respect to dividend rights. Holders of our Ordinary Shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under Cayman Islands law. In the event of our liquidation, the liquidator will, after having discharged the debts, if any, of the Company, divide among the shareholders on a pari passu basis, in specie or in kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid. Holders of our Ordinary Shares have no preemptive rights to purchase any additional unissued Ordinary Shares. No preferred shares have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of preferred shares at their discretion.

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

Material Contracts

On January 17, 2019, the Company (the “Nevada Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with its wholly-owned subsidiary, Huahui Education Group Limited (the “Cayman Company), an exempted company limited by shares which was formed under the laws of the Cayman Islands, in order to effect a change in the Company’s domicile from Nevada to the Cayman Islands. The Merger Agreement provided that, upon effectiveness of the merger, (i) the Nevada Company would be merged with and into the Cayman Company with the Cayman Company being the surviving company; (ii) each share of Common Stock of the Nevada Company would convert into the right to receive one ordinary share of the Cayman Company; and (iii) the officers and directors of the Nevada Company would be the officers and directors of the Cayman Company. The Plan of Merger was approved by the shareholders of both the Nevada Company and the Cayman Company. Pursuant to the Merger Agreement, the Company became a Cayman Islands exempted company as of February 26, 2019.

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

Summaries of our employment contracts with executive officers and key employees are disclosed under “Compensation of Executive Officers and Directors – Employment Contracts” and were filed as Exhibits 10.7 through 10.10 to our Report on Form 6-K filed with the SEC on July 5, 2019, Exhibits 10.15 and 10.16 to our Annual Report on Form 20-F filed with the SEC on April 29, 2019 and Exhibits 10.11 through 10.13 to the registration statement on Form F-1 filed with the SEC on November 26, 2019.

Summaries of our leases are disclosed under “Our Business – Properties” and were filed as Exhibits 10.1 through 10.6 to our Report on Form 6-K filed with the SEC on July 5, 2019 and Exhibit 10.14 to the registration statement on Form F-1 filed with the SEC on November 26, 2019.

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

●	The Company does not have a financial expert on U.S. GAAP in top management;
●	The Company does not have an audit committee; and
●	The Company does not have standard procedures for all accounting cycles.

Accordingly, the Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control- Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2020, there was no change in the Company’s internal control over financial reporting period covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company does not currently have an audit committee.

Item 16B. Code of Ethics

Due to our size, limited number of employees, the fact that we presently have only two directors and three officers and are still in the development stage of our operations, the Company has not yet adopted a Code of Ethics which applies to our directors, officers, employees and representatives. We intend to adopt a code of ethics in the future when and if our circumstances warrant.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2019:

	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2019
Audit Fees	$18,500	$26,600
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$18,500	$26,600

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountants.

None

Item 16G. Corporate Governance.

Not applicable

Item 16H. Mine Safety Disclosure.

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Financial Statements of Huahui Education Group Limited for the years ended December 31, 2020 and 2019

Item 19. Exhibits

10.20	Employee contract dated June 28, 2020 between the Company and Xiaoyan Xia
10.21	Employee contract dated April 18, 2021 between the Company and Mengling Zhang
10.22	Employee contract dated February 1, 2021 between the Company and Qing Zuo
10.23	Summary of Joint Office Area Service Agreement between Shenzhen Merchants Venture Co., Ltd. and Zhongdehui (Shenzhen) Education Development Co., Ltd.
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

HUAHUI EDUCATION GROUP LIMITED

Dated April 30, 2021	/s/ Junze Zhang
Junze Zhang, President, Chief Executive Officer,
and Director

Dated April 30, 2021	/s/ Xiaoyan Xia
Xiaoyan Xia, Chief Financial Officer

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

F-1

HUAHUI EDUCATION GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Huahui Education Group Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huahui Education Group Limited together with its subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related consolidated statements of Income (loss) and comprehensive Income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred losses from operations, has net current liabilities, accumulated deficits and net cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Singapore

April 30, 2021

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF DECEMBER 31, 2020 AND 2019

	DEC 31, 2020	DEC 31, 2019
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	298,106	1,165,793
Accounts receivable	125,105	-
Other receivables	268,089	70,670
Prepaid expenses and other current assets	68,367	65,574
Total current assets	759,667	1,302,037

Non-current assets:
Leasehold improvements and equipment, net	53,976	100,656
Operating lease right-of-use assets	712,088	415,770
Total non-current assets	766,064	516,426
Total assets	1,525,731	1,818,463

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	253,889	509,385
Accounts payable, other payables and accruals	179,077	227,565
Current operating lease liabilities	270,556	173,292
Income tax payable	16,509	28,694
Amount due to related parties	388,839	444,802
Total current liabilities	1,108,870	1,383,738

Non-current liabilities:
Non-current operating lease liabilities	441,532	242,478
Total non-current liabilities	441,532	242,478
Total liabilities	1,550,402	1,626,216

Equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the year ended December 31, 2020 and2019)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	23,751	89
(Accumulated loss) Retained earnings	(77,555)	163,025
Total equity	(24,671)	192,247
Total liabilities and equity	1,525,731	1,818,463

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEAR ENDED DECEMBER 31,2020 AND 2019

	For The Year Ended DEC 31
	2020	2019 (Restated)
	USD	USD
Revenue	1,246,285	2,268,717
Cost of Revenue	(371,488)	(539,281)
Gross profit	874,797	1,729,436

Selling and marketing expenses	(3,686)	(17,282)
General and administrative expenses	(1,111,748)	(1,184,973)
Operating (loss) income	(240,637)	527,181

Other income (expenses), net	15,244	12,026
(Loss) Income before income taxes	(225,393)	539,207

Income tax expenses	(15,187)	(165,268)
Net (loss) income	(240,580)	373,939

Foreign currency translation differences	23,662	(3,256)
Total comprehensive (loss) income for the years	(216,918)	370,683

Basic and diluted (loss) earnings per ordinary share	(0.00)	0.00

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31,2020 AND 2019

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Retained Earnings (Accumulated Loss)	Total Equity (Deficit)
	USD	USD	USD	USD	USD

Balance at January 1, 2019 (Audited)	30,273	(1,140)	3,345	(210,914)	(178,436)
Income for the year	-	-	-	373,939	373,939
Foreign currency translation loss	-	-	(3,256)	-	(3,256)
Balance at December 31, 2019(Audited)	30,273	(1,140)	89	163,025	192,247

Balance at January 1, 2020(audited)	30,273	(1,140)	89	163,025	192,247
Loss for the year	-	-	-	(240,580)	(240,580)
Foreign currency translation gain	-	-	23,662	-	23,662
Balance at December 31, 2020(Audited)	30,273	(1,140)	23,751	(77,555)	(24,671)

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	For The Year Ended Dec 31,
	2020	2019
	USD	USD
Cash flows from operating activities:
Net (loss) income	(240,580)	373,939
Adjustments for:
Depreciation expense	39,051	37,087
Loss from disposal of furniture and equipment	-	(10,238)
Deferred taxes	-	129,322
Changes in:
Accounts receivable	(118,399)	-
Other receivables	6,065	(31,730)
Prepaid expenses and other current assets	1,486	(51,510)
Other payables and accruals	(47,681)	173,539
Deferred revenue	(273,882)	367,000
Income tax payble	(13,339)	28,938
Net cash (used in) provided by operating activities	(647,279)	1,016,347
Cash flows from investing activities:
Short term loan to a third party	(188,451)	-
Additions to leasehold improvements and equipment	(1,133)	(116,122)
Proceeds from sale of furniture and equipment	-	8,806
Net cash used in investing activities	(189,584)	(107,316)
Cash flows from financing activities:
Proceeds from advances from related parties	116,343	74,941
Repayment of advances to related parties	(172,306)	-
Net cash (used in) provided by financing activities	(55,963)	74,941
Effect of exchange rate changes on cash and cash equivalents	25,139	(7,389)
Net (decrease) increase in cash and cash equivalents	(867,687)	976,583
Cash and cash equivalents at the beginning of period	1,165,793	189,210
Cash and cash equivalents at the end of period	298,106	1,165,793
Supplemental disclosure of non-cash investing and financing activities:
Income tax paid	28,526	9,113
Right-of-use assets obtained in exchange for operating lease obligations	720,867	197,524

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	DESCRIPTION OF BUSINESS

HUAHUI EDUCATION GROUP CORPORATION, formerly DUONAS CORP. (“HHEG Nevada” or “Nevada Company”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

A change of control took place on November 2, 2017 from Vladyslav Beinars. Control was obtained by the sale of 2,000,000 shares of Nevada Company common stock from Vladyslav Beinars to Zhongpeng Chen, Shuiyu Zhong, Xihan Huang, Meihua Zhuang, Peina Huang, Yanru He, Yin Ao, Zhanpeng Fang, Liming Huang, Chuhong Huang, Xiaodong Du, Qiaohong Xie, Lizhen Huang, Liyu Zhang, Chuhua Chen, Meina Xie, Meiyun Wang, Ning Xie, Lirong Zhang, Chan Li, Qiongju Ou, Xijuan Huang, Yihao Chen, Huilin Chen, Yulan Chen, Yixiong Chen, Qixia Yao, Baoquan Huang, Wei Xiong, Changli Huang and Wu Lin. In connection with the transaction, Vladyslav Beinars released the Company from all debts owed.

Through October 22, 2017, Nevada Company’s primary business activity was production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof. Subsequently, Nevada Company’s operations were determined and structured by the new investor group. As such, at December 31, 2018, Nevada Company accounted for the related assets, liabilities and results of operations up to October 22, 2017 as discontinued operations.

On February 22, 2019, Nevada Company completed the process of redomiciling from Nevada to the Cayman Islands. The Board of Directors had established a wholly owned subsidiary in the Cayman Islands named HUAHUI EDUCATION GROUP LIMITED (“HHEG Cayman” or “Company”), and merged Nevada Company into HHEG Cayman. HHEG Cayman is the surviving company. There was no change in the number of outstanding shares of Nevada Company’s Common Stock and that each share of HHEG Nevada Common Stock was converted into one ordinary share of HHEG Cayman.

On July 2, 2019, the Company’s board of directors unanimously approved modifying the Company’s accounting fiscal year end from June 30 to December 31.

On July 3, 2019 (the “Closing Date”), HHEG Cayman, an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LTD, (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LTD (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 300,000,000 of its ordinary shares to the HGSL Shareholders in exchange for 100% of the common stock of HGSL. After the closing, the HGSL Shareholders own approximately 99.1% of the Company’s outstanding shares and the former shareholders of the Company own approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen also was appointed a director of the Company. As a result of the Share Exchange, HGSL became the wholly owned subsidiary of the Company and ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD (“ZDSE”), HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange has caused the Company to cease to be a shell company.

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

Shenzhen Huahui Media Technology Co., Ltd. (“HHMT”), established in August 25,2020. Huahui Media’s business projects include: cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment, and technology development and sales, leasing, and door-to-door integration of multimedia teaching systems Installation, on-site maintenance, etc.

As of December 31, 2020, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%	Investment holding
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%	Investment holding
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January19, 2016	June 27, 2018	PRC	100%	Educational services
Huahui Technology (HK) Co., Limited (“HTHK”)	March 25, 2020	N/A	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Technology Co., Ltd (“HETC”)	July 8, 2020	N/A	PRC	100%	Investment holding
Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”)	July 8,2020	N/A	PRC	100%	Investment holding
Shenzhen Huahui Media Technology Co., Ltd.(“HHMT”)	August 25,2020	N/A	PRC	100%	Investment holding
Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”)	December 28,2020	N/A	PRC	100%	Investment holding
Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”)	December 29,2020	N/A	PRC	100%	Investment holding

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The Company incurred net loss of $240,580 for the years ended December 31, 2020. As of December 31, 2020, the Company had net current liability of $349,203 and a deficit on total equity of $24,671. Net cash used in operating activities was $647,279.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the CEO. During the year, the CEO has provided financial support for the operations of the Company. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the CEO has indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at December 31, 2020 and 2019.

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

Depreciation is calculated on the straight-line basis to write off the cost of each asset to its residual value over the estimated useful life as follows:

Leasehold improvement	Shorter of the lease term or estimated useful life
Furniture and education equipment	5 years
Computer equipment and software	3-5 years

The assets’ residual value, useful lives, and depreciation method are regularly reviewed.

(g)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2020 and 2019.

(h)	Value added tax (“VAT”)

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

According to notice No. 13 (2019), the VAT small-scale taxpayers with monthly sales of less than RMB 100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to December 31, 2021. According to the “Notice of the State Administration of Taxation on Issues Concerning the Exemption of Value-Added Tax for Small and Micro Enterprises” (State Administration of Taxation Announcement No. 52 of 2017, now abolished), from January 1, 2018 to December 31, 2020 sales of small-scale VAT taxpayers shall not exceed RMB 100,000 (not exceed RMB 300,000 per quarter) and enjoy the preferential policy of exemption from VAT.

To support the novel coronavirus pneumonia prevention and control, and accelerate the resumption of work, The rate of small-scale VAT is reduced from 3% to 1% (Announcement on the value added tax policy of supporting individual industrial and commercial households to return to work—Announcement No.13, 2020 of the Ministry of Finance and the State Administration of Taxation). This preferential tax rate will be implemented until December 31, 2021(Announcement No.7, 2021). All of HHEG’s company in China current value-added tax for business is 1% (small-scale VAT taxpayer).

(i)	Income Recognition

Recognition of Revenue

The primary sources of our revenues are as follows:

(a)	Coach course service revenue derived from ZDSE

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $253,889 and $509,385 of deferred revenue as of December 31, 2020 and 2019, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

(b)	Conference and exhibition planning service revenue was derived from HHMT which was established on August 25, 2020. Conference and exhibition planning service revenue in 2020 was $102,720. There was no segment report because this part of revenue was less than 10% of the total revenue in 2020.

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

The Company’s basic earnings per share is computed by dividing the net income available to holders by the weighted average number of the Company’s ordinary shares outstanding. Diluted earnings per share reflects the amount of net income available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive ordinary shares as of December 31, 2020.

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

The exchange rates utilized are as follows:

	2020	2019
Year-end RMB exchange rate	6.5286	6.9631
Average annual RMB exchange rate	6.8984	6.9044

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(m)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Over 99% of the Company’s cash and cash equivalents are in RMB as of December 31, 2020 and 2019, respectively.

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

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses. The Company did not record uncertain tax positions as of December 31, 2020 and 2019 as the amounts were immaterial.

(q)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

(r)	Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivables and other receivables.

As of December 31, 2020, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts Receivable represent tuition fees due from company customers, typically are collected within a short period of time. Other receivables mainly represent short-term loans to other companies with interest charged, rental and utilities deposit. Management believes it has no significant risk related to its concentration within its accounts receivable.

The Company did not have any customers constituting 10% or more of the net revenues during the year ended December 31, 2020.

(s)	Impact of Covid-19

Novel coronavirus (“COVID-19”) has spread rapidly to many parts of China and other parts of the world in the first quarter of calendar year 2020. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Affected by the epidemic, all branches of ZDSE (a subsidiary engaged in career management guidance business) gradually reopened as of June 1, 2020. As a result, revenue of 2020 decreased by 45% compared with that of 2019. Although all branches of ZDSE have reopened, the extent of the future business disruptions and the related financial impact cannot be reasonably estimated at this time because of the significant uncertainties surrounding the COVID-19 outbreak.

(t)	Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(u)	Recent accounting pronouncements

Recent accounting pronouncements adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard resulted in the recognition of right-of-use assets of $712,088 and operating lease liabilities of $712,088 as of December 31, 2020.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after January 1, 2023, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

3.	LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	2020	2019
Furniture and education equipment	$13,703	$27,125
Computer equipment and software	70,586	46,120
Leasehold improvements	70,811	83,413
	$155,100	$156,658
Less: accumulated depreciation	(101,124)	(56,001)
	$53,976	$100,656

Depreciation expense for the years ended December 31, 2020 and 2019 was $39,051 and $37,087, respectively.

4.	ACCOUNTS RECEIVABLE

The Accounts receivable and allowance balances at December 31, 2020 and 2019 are as follows:

	2020	2019
Accounts receivable	$125,105	$-
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$125,105	$-

No allowance for doubtful accounts was made for the years ended December 31, 2020 and 2019.

5.	OTHER RECEIVABLES

Other receivables mainly comprise short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd. and rental and utilities deposits paid for the Guangzhou and Liaoning office which are fully refundable. Short term loan amounting to RMB1.3 million is unsecured, has tenure from December 16, 2020 to December 16, 2021 and bears interest at 0.7% per month.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets mainly represent prepaid consultancy fees for professional advice on business expansion plan.

7.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	2020	2019
Accounts payable (a)	$27,769	$61,898
Accrued payroll and welfare payable	85,362	107,284
VAT and other taxes payable	7,416	25,728
Others (b)	58,530	32,655
	$179,077	$227,565

(a)	Accounts payable primarily mainly include supplier’s service charge to HHMT in 2020, and commission payable for students’ referral in 2019.
(b)	Others primarily include miscellaneous expenses payable.

8.	INCOME TAXES

Cayman Islands

The Company’s parent entity, In February 2019, HHEG Nevada was redomiciled from Nevada to the Cayman Islands. HHEG Cayman is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the year ended December 31, 2020 and 2019.

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, HGSL and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in Seychelles has been made as HGSL and HGCL had no taxable income for the years ended December 31, 2020 and 2019.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the years ended December 31, 2020 and 2019.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

ZDSE enjoys a preferential tax rate of 10% for the years 2020 and 2019.

No provision for income taxes has been made on the others company in the PRC.

Income tax expense (benefits)

	2020	2019
Current tax expense	$15,187	$35,456
Deferred tax expense (benefits)	-	129,812
	$15,187	$165,268

The effective tax rates was -7% and 31% for the years ended December 31, 2020 and 2019, respectively. A reconciliation of the effective tax rates from 25% statutory tax rates is as follows:

	2020	2019
Income (loss) before tax	$(225,393)	$539,208
Tax (credit)/expense calculated at statutory tax rate	(56,348)	134,802
Income tax exemptions and reliefs	(43,805)	(72,418)
Income tax difference under difference tax jurisdictions	29,273	65,596
Others (Note 1)	86,067	37,288
	$15,187	$165,268

Note 1 Others mainly comprise of valuation allowance of $86,067 and $35,001 as of December 31, 2020 and 2019, respectively. The Company determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe will ultimately be realized.

9.	LEASES

The adoption of the new lease guidance did not have a material impact on the Company’s results of operations or liquidity but resulted in the recognition of operating lease liabilities and operating lease right-of-use assets on its balance sheets. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company leased various training centers in the PRC, rent expense for the year ended December 31, 2020 was $320,569. The Company has three operating leases with the lease term over one year expiring in March and August 2022, which are classified as operating leases. There are no residual value guarantees and no restrictions or covenants imposed by the lease. The Company has $712,088 of right-of-use assets, $270,556 in current operating lease liabilities, and $441,532 in non-current operating lease liabilities as of December 31, 2020.

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

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

	As of Dec 31, 2020	As of Dec 31, 2019
Within 1 year	295,108	184,612
After 1 year but within 5 years	477,773	250,729
Total lease payments	772,881	435,341
Less: imputed interest	(60,793)	(19,571)
Total lease obligations	712,088	415,770
Less: current obligations	(270,556)	(173,292)
Long-term lease obligations	441,532	242,478

Other information:

	For year ended
	Dec 31, 2020	Dec 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating lease	302,788	162,560
Right-of-use assets obtained in exchange for operating lease liabilities	720,867	197,524
Remaining lease term for operating lease (years)	1.25 to 4.58	1.25 to 2.67
Weighted average discount rate for operating lease	4.75%	4.75%

10.	RELATED PARTIES TRANSACTIONS

(a)	The Company had the following balances due to related parties:

	Relationship	2020	2019
Junze Zhang	Shareholder and director of the Company	$388,839	$444,802

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

From time to time, majority shareholder and general manager of the Company advanced funds to the Company for working capital purpose.

(b)	Transactions

	For the years ended December 31,
	2020	2019
Repayment to related parties
Hengqing Investment Consultation(SZ) Partnership Business (LP)	-	165,176
Henghui Investment Consultation(SZ) Partnership Business (LP)	-	63,767
Qing Zuo	-	39,805
Junze Zhang	172,306	-
Mengling Zhang	-	50,221
Zihua Wu	-	35,940
	$172,306	$354,909

Cash advance from related parties
Hengqing Investment Consultation (SZ) Partnership Business (LP)	$-	$141,214
Qing Zuo	-	6,459
Junze Zhang	116,343	264,836
Mengling Zhang	-	13,840
Zihua Wu	-	3,500
	$116,343	$429,849

11.	RESERVES

(a)	Statutory reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2020 and 2019, the Company did not accrue any statutory reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

12.	PRIOR YEAR ADJUSTMENT

In order to match the cost of revenue more accurately, the salaries of coaching-related staff of ZDSE were included in cost of revenue account since January 1, 2020. Prior year adjustments have been passed and the impact of such adjustments summarized below:

	For the year ended December
	As previously stated	Prior year adjustment	As restated
Cost of Revenue	$330,091	209,190	539,281
General and administrative expenses	$1,394,163	(209,190)	1,184,973

13.	SUBSEQUENT EVENTS

On February 26, 2021, ZDH established a new subsidiary, Shenzhen Zhengxinhui Education Technology Co., Ltd., which will mainly engage in the coach management training market in Shenzhen.

There is no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

