Form 20-F
period 2021-12-31
Huahui Education Group Ltd
filed 2022-05-02
CIK 1680935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

302,734,900 ordinary shares, $0.0001 par value, at December 31, 2021

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

INTRODUCTION

Our Operating Subsidiaries conduct business operations in the PRC. Since our business operations are conducted in China through our Operating Subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business in China and may intervene in or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. In addition, we may be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based companies including, but not limited to, cybersecurity review and regulatory review of the overseas listing of our Ordinary Shares through an offshore holding company. We are also subject to the risks of uncertainty about any future actions the Chinese government may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ businesses, it may intervene in or influence our Operating Subsidiaries’ operations. Such governmental actions:

●	could result in a material change in our Operating Subsidiaries’ operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or cause our Ordinary Shares to become worthless.

Cybersecurity

As we conduct substantially all of our operations in China, we are subject to legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause the value of our ordinary shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. New laws, such as the Measures for Cybersecurity Review, could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

The PRC, through the Cyberspace Administration of China (the “CAC”), has recently proposed new rules and enacted new laws that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based Internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022 and effective February 15, 2022, the CAC issued the Revised Measures on Cyberspace Security (the “Revised Measures”), which requires that operators of critical information infrastructure (“CII”) intending to procure network products and services that may affect national security undergo cybersecurity review. This has impacted and could potentially impact a broad range of data-rich tech companies. The Revised Measures expand the scope of reviewed business entities to now include network platform (“NP”) operators intending to engage in certain activities, such as applying to list abroad. The Revised Measures establish a Cybersecurity Review Office (the “CRO”), an administrative body within the CAC, to formulate the regulations for cybersecurity review and to lead the cybersecurity review process. Applicable CII operators and NP operators are required to submit an application to the CRO, and the CRO will assess whether a cybersecurity review is required.

If an entity is a CII operator or a NP operator, it is required to apply for cybersecurity review if any of the following three conditions is met: (i) the CII operator proposes to procure network products and services that affect or may affect national security; (ii) the NP operator proposed to carry out data processing activities that affect or may affect national security; (iii) or the NP operator controls personal information of more than 1,000,000 users and proposes to apply for overseas listing. The term “overseas listings” is often interpreted as listings outside of China, such as in the U.S. And, “network products and services” include core network equipment, high capability computers and servers, high capacity data storage, large databases and applications, network security equipment, cloud computing services; “data processing” means the collection, storage, use, processing, transmission, provision and disclosure of data.

The Company is in the business of professional management coaching through ZDSE and business planning and event planning and production through HHMT, which do not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Based on our understanding of currently applicable PRC laws and regulations, our Operating Subsidiaries are not subject to cybersecurity review under the Revised Measures nor are the Shares subject to the review or prior approval of the CAC or the CRSC. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

PCAOB

The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The HFCAA, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA) which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

Our auditor, Pan-China Singapore PAC (“Pan-China Singapore”), the independent registered public accounting firm that issued the audit report included in this Annual Report, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended December 31, 2020 and 2021, including through the date of this Annual Report, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China in the future, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

Cash Flows

Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Operating Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

With regards to our corporate structure, any funds we may transfer to our Operating Subsidiaries, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our Operating Subsidiaries are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by SAFE. In addition, any foreign loan procured by our Operating Subsidiaries is required to be registered with SAFE and such loan is required to be registered with the NPRC.

Moreover, as a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, none of our subsidiaries has made any dividends or other distributions to our holding company as of the date of this Annual Report. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this Annual Report, there were no cash flows between our Cayman Islands holding company and our subsidiaries. Funds are transferred among our PRC subsidiaries for working capital purposes. The transfer of funds among companies is subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.

Foreign Exchange

The PRC government’s control over the conversion of foreign exchange and fluctuations in the value of RMB may result in foreign currency exchange losses and limit our ability to pay dividends. Since our Operating Subsidiaries conduct business in the PRC, we receive part of their revenue and pay part of our expenses in the RMB. The value of RMB against the U.S. dollar and other currencies fluctuates from time to time and is subject to changes in the domestic and international political and economic developments, including the global and monetary effects of the war in Ukraine, as well as the fiscal and foreign exchange policies prescribed by the PRC government. We cannot assure you that the value of the RMB will remain at the current level against the U.S. dollar or any other foreign currency. If the RMB appreciates or depreciates against the U.S. dollar or any other foreign currency, it will have mixed effects on our Operating Subsidiaries’ business and there is no assurance that the overall effect will be positive.

The RMB is not currently a freely convertible currency. Conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. Pursuant to the existing foreign exchange regulations in the PRC, we are allowed to carry out foreign exchange transactions for current account items (including dividend payments) without submitting the relevant documentary evidence of such transactions to SAFE for approval in advance as long as they are processed by banks designated for foreign exchange trading. However, we may need to obtain the SAFE’s prior approval for foreign exchange transactions for capital account items. If we fail to obtain the SAFE’s approval to convert RMB into foreign currencies for foreign exchange transactions, our Operating Subsidiaries’ business operations, financial condition, results of operations and prospects, as well as our ability to pay dividends, could be materially and adversely affected.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law (the “EIT LAW”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Payment of Dividends

Dividends payable by the Company to our foreign investors and gain on the sale of our Shares may be subject to PRC income taxes. Pursuant to the EIT Law and the EIT rules, subject to any applicable tax treaty or arrangement between the PRC and the jurisdiction of residence of our investors that provides a different income tax arrangement, the payment of dividends by a PRC resident enterprise to investors that are non-PRC resident enterprises (including enterprises that do not have an establishment or place of business in the PRC and enterprises that have an establishment or place of business but their income is not effectively connected with the establishment or place of business) or any gain realized on the transfer of shares by such investors is generally subject to PRC income tax at a rate of 10% to the extent such dividend has its source in the PRC or such gain is regarded as income derived from sources within the PRC. Under Individual Income Tax Law of the PRC and its implementation rules, dividends sourced within the PRC paid to foreign individual investors who are not PRC residents and gains from PRC sources realized on the transfer of our Shares by such investors would be subject to PRC income tax at a rate of 20%, subject to any reduction or exemption set out in applicable tax treaties and PRC laws.

It is uncertain whether we will be considered a PRC ‘‘resident enterprise.’’ If we are considered a PRC ‘‘resident enterprise,’’ dividends payable by us with respect to our Shares, or any gain realized from the transfer of our Shares may be treated as income derived from sources within the PRC and may be subject to PRC income tax, subject to the interpretation, application and enforcement of the EIT Law and the EIT rules by the relevant tax authorities. If we are required under the EIT Law or other related regulations to withhold PRC income tax on our dividends payable to foreign holders of our Shares which are ‘‘non-resident enterprises,’’ or if our Shareholders are required to pay PRC income tax on the transfer of our Shares under PRC tax laws, the value of an investment in our Shares may be materially and adversely affected.

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

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China other than the Special Administrative Region of Hong Kong. The terms “HHEG,” “we,” “our,” “us,” and the “Company” refer to Huahui Education Group Limited, a holding company incorporated in the Cayman Islands with no material operations of its own. As a holding company with no material operations of our own, we conduct operations in China through our operating subsidiaries, Zhongdehui (Shenzhen) Education Development Co., Limited, incorporated in the PRC, and Shenzhen Huahui Media Technology Co., Limited, also incorporated in the PRC (together, the “Operating Subsidiaries. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable0

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Reserved

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Operating Subsidiaries and their Industries

Our Operating Subsidiaries limited operating histories makes it difficult to evaluate their future prospects and results of operations.

The Company, through its Operating Subsidiaries, is in the process of developing its businesses and has a limited operating history. You should consider our Operating Subsidiaries’ future prospects in light of the risks and uncertainties experienced by early stage companies. Some of these risks and uncertainties relate to their ability to:

●	offer products and services of sufficient quality to attract and retain a larger client base;

●	attract additional clients and increase spending per client;

●	increase awareness of their products and services and continue to develop client loyalty;

●	respond to competitive market conditions;

●	respond to changes in their regulatory environments;

●	maintain effective control of their costs and expenses;

●	raise sufficient capital to sustain and expand their businesses; and

●	attract, retain and motivate qualified personnel.

If our Operating Subsidiaries are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our Operating Subsidiaries’ growth.

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our Operating Subsidiaries’ businesses will require significant investments of capital and management’s close attention. Our ability to effectively manage our Operating Subsidiaries’ growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, IT, sales and marketing, coaching and other personnel; we may be unable to do so. In addition, our failure to successfully manage our Operating Subsidiaries’ growth could result in their sales not increasing commensurately with capital investments. If we are unable to successfully manage our Operating Subsidiaries’ growth, we may be unable to achieve our goals.

We may not be able to raise the additional capital necessary to execute our and our Operating Subsidiaries’ business strategies, which could result in the curtailment of their operations.

We will need to raise additional funds to fully fund our Operating Subsidiaries’ existing operations and for development and expansion of their businesses. We have no current arrangements with respect to sources of additional financing and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our Operating Subsidiaries’ operations. If any future financing involves the sale of equity securities, the Shares held by our shareholders could be substantially diluted. If we borrow money or issue debt securities, we will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that we may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our and our Operating Subsidiaries’ business plans and would require us to delay, scale back or eliminate certain of their operations.

We will be required to hire and retain skilled managerial, IT, sales and marketing and coaching personnel.

Our continued success depends in large part on our ability to attract, train, motivate and retain qualified management, IT, sales and marketing and coaching personnel. Any failure to attract and retain the required managerial, technical, sales and coaching personnel that are integral to our Operating Subsidiaries’ business may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons and the loss of skilled coaches or managerial, technical or sales personnel would adversely affect us.

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

We are currently dependent on our primary operating subsidiary, ZDSE, for our revenue.

Although we currently have a total of 14 subsidiaries, we are essentially dependent on ZDSE for our revenue. Accordingly, our financial condition and results of operations are, and will continue to be, directly tied to those of ZDSE unless and until our other subsidiaries commence generating significant revenue. There can be no assurance that either ZDSE or any of our other direct or indirect subsidiaries will generate net income at any future time.

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

We are an “emerging growth company,” as defined in the JOBS Act and take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

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

The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The HFCAA, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA) which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

Our auditor, Pan-China Singapore PAC (“Pan-China Singapore”), the independent registered public accounting firm that issued the audit report included in this Annual Report, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended December 31, 2020 and 2021, including through the date of this Annual Report, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China in the future, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that our officers and directors may have an incentive to act adversely to the interests of the Company. A conflict of interest may arise between our officers and directors’ personal pecuniary interests and their fiduciary duty to our shareholders.

Risks Related to the Business of ZDSE

ZDSE’s business depends on the market recognition of its brand. If ZDSE is not able to maintain its reputation and enhance its brand recognition, its business and operating results may be materially and adversely affected.

ZDSE’s track record in providing quality coaching services will determine whether ZDSE becomes recognized as a leading brand in the industry. We believe that market recognition of ZDSE’s brand is a key factor to ensuring our future success. As ZDSE continues to grow in size and broaden the scope of its program and services, however, it may become increasingly difficult to maintain the quality and consistency of the services it offers, which may negatively impact its brand and the popularity of its products and services offered thereunder.

ZDSE’s brand value will also be affected by client perceptions. Those perceptions are affected by a number of factors; some of them are based on first-hand observation of ZDSE’s service quality while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of ZDSE’s brand image and reputation, and consequently negatively affect clients’ interest in its services and products, as well as top-notch executive coaches’ interest in being associated with its brand. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

In addition, scientific studies on education are constantly evolving and new or innovative conclusions on education methodologies or philosophies may affect clients’ perceptions of ZDSE’s services and products. If ZDSE is unable to maintain its reputation, enhance its brand recognition or increase positive awareness of its coaching products and services, it may be difficult to maintain and grow client enrollment or attract more business partners to join ZDSE’s network, and its business and growth prospects may be materially and adversely affected.

If ZDSE fails to maintain and increase its client base, our revenues may decline, and we may not be able to sustain profitability.

The success of our ZDSE’s business depends largely on the number of clients. Therefore, ZDSE’s ability to continue to attract new clients and to retain existing clients is critical to its continued success and growth. ZDSE’s client enrollment is affected by several factors, including its ability to develop new program materials and improve existing modules, expand its geographic reach, manage its growth while maintaining consistent and high coaching and service quality, effectively market and precisely target its services to a broader base of prospective clients and respond effectively to competition. If ZDSE is unable to continue to attract a sufficient number of new clients or to retain existing clients, its revenues may decline or it may not be able to sustain profitability, either of which could have a material adverse effect on its business, financial condition and results of operations.

ZDSE’s business relies on its ability to recruit, train and retain dedicated and qualified coaches and management personnel.

ZDSE’s coaches are critical to the quality of its services and reputation. We seek to recruit, train and retain qualified and dedicated coaches; however, there is a limited pool of executive coaches with the attributes we require. In addition, any foreign coaches we hire must hold valid working permits, which may not be obtained in a timely manner, or at all. Despite our various initiatives, investments to secure qualified personnel and competitive compensation, we still may not be able to recruit, train and retain sufficient qualified coaches to keep pace with our growth while maintaining consistent coaching quality in the different markets we serve. A shortage of qualified coaches or a deterioration in the quality of our coaches’ services, whether actual or perceived, or a significant increase in the average compensation paid by our competitors to their coaches would have a material adverse effect on our business, financial condition and results of operations.

Competition

The leadership and executive coaching market in China is rapidly evolving, highly fragmented and intensely competitive with relatively easy entry. Competition in this industry may persist and even intensify. As more competitors enter the market, ZDSE will have to compete based on brand image, program content and structure and service quality. New competitors may enter the market and one or more of our competitors may develop and implement training courses or methodologies that may adversely affect ZDSE’s ability to sell its services to new clients. Competitors continually introduce new programs and services that may compete directly with ZDSE’s services, or that may make its programs uncompetitive or obsolete. Larger competitors may have superior abilities to compete for clients and skilled professionals, reducing ZDSE’s ability to deliver quality work to its clients. Some of our competitors may have greater financial or other resources than we do. We cannot assure you that ZDSE will be able to compete successfully against existing or potential competitors, and if ZDSE fails to gain or maintain, or if it loses market share, our business, financial condition and results of operations may be materially and adversely affected.

ZDSE may not be successful in introducing new products or enhancing its existing products.

ZDSE currently offers only one module sequence - “The Way of Management.” It intends to continue developing new products, as well as further enhancing its existing products. This process is subject to risks and uncertainties, such as unexpected technical, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancements of existing products will fulfill client needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

In addition, introducing new products or enhancing existing products requires us to make various investments in program and materials development and management, incur personnel expenses and potentially reallocate other resources. If ZDSE is unable to develop new products or cannot do so in a cost-effective manner or is otherwise unable to manage effectively the quality of those products, our financial condition and results of operations could be adversely affected.

General Business Risks

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

Our Operating Subsidiaries’ businesses are sensitive to general economic conditions.

Our Operating Subsidiaries’ businesses may be negatively affected by a downturn in general economic conditions and rising labor and material costs in China. Furthermore, a serious and/or prolonged economic downturn combined with a negative or uncertain political climate could adversely affect their clients’ financial condition and the amount they are able to spend for such services. These conditions may reduce the demand for our Operating Subsidiaries’ services or depress the pricing of those services and have an adverse impact on our results of operations. Changes in global economic conditions may also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Such economic, political and client spending conditions are influenced by a wide range of factors that are beyond our control and that we have no comparative advantage in forecasting. If we are unable to successfully anticipate these changing conditions, we may be unable to effectively plan for and respond to those changes, and our business could be adversely affected.

ZDSE’s business success also depends in part upon continued growth in the use of coaching. In challenging economic environments, its clients may reduce or defer their spending on new services and solutions in order to focus on other priorities. At the same time, many companies have already invested substantial resources in their current means of conducting their business and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel and/or processes. If growth in the general use of coaching services in business or ZDSE’s clients’ spending on these items declines, or if ZDSE cannot convince its clients or potential clients to embrace new services and solutions, our results of operations could be adversely affected.

In addition, the executive coaching business tends to lag behind economic cycles and, consequently, the benefits of an economic recovery following a period of economic downturn may take longer for ZDSE to realize than other segments of the economy.

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

Our business has been and may continue to be adversely impacted. Our Operating Subsidiaries are located in China, as are all of their employees and customers. Due to the outbreak, ZDSE (our primary operating subsidiary) had to temporarily suspend offline teaching and conduct all of its coaching and student support activities online. As a result of the epidemic, ZDSE’s revenues in 2020 fell by 45% compared to 2019. In addition, lockdown measures and travel restrictions impeded ZDSE’s ability to work towards expanding its coaching network. The Company resumed operations on June 1, 2020; however, due to recurrences of coronavirus in China, ZDSE’s revenues in 2021 were still 25% below its revenue for the fiscal year ended December 31, 2019.

The long-term downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A prolonged slowdown in the Chinese economy and/or negative business sentiment could potentially have a significant negative impact on the executive coaching market. There can be no assurance that there will not be large-scale re-occurrences of COVID-19 in the future. A major resurgence of the epidemic in China could be expected to significantly reduce the demand for our services. An additional negative result of a resurgence would be if the government reinstituted bans on large-scale events and gatherings because such bans could cause the cancellation of many large-scale events that could not be rescheduled, which would have a direct negative impact on HHMT’s revenue. The extent to which the COVID-19 outbreak will impact our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economies in general. The Company will continue to pay close attention to the development of the coronavirus epidemic situation, and evaluate and actively respond to other possible impacts on the Company’s financial situation and operating results.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in the People’s Republic of China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may: (i) delay or impede our development; (ii) result in negative publicity or increase our operating costs; (iii) require significant management time and attention; and (iv) subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our Operating Subsidiary’s business and could require us to change certain aspects of its business to ensure compliance, which could decrease demand for its products, reduce revenues, increase costs, require our Operating Subsidiary to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue our Ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As of the date of this Annual Report, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve our PRC subsidiary’s operations; and (iii) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies.

Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

According to the Administration Provision and the Measures (Draft for Comments), only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process with PRC administrations; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly go through the filing process in the future, perhaps because of refinancing or given by sufficient transition period to complete filing procedure as an existent overseas listed Chinese company. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted.

If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on our ability to continue to offer securities to investors, the trading price of our securities and the value of our securities to significantly decline or be worthless.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, based on new laws such as the Measures for Cybersecurity Review, could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC, through the Cyberspace Administration of China (the “CAC”), has recently proposed new rules and enacted new laws that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based Internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022 and effective February 15, 2022, the CAC issued the Revised Measures on Cyberspace Security (the “Revised Measures”), which requires that operators of critical information infrastructure (“CII”) intending to procure network products and services that may affect national security undergo cybersecurity review. This has impacted and could potentially impact a broad range of data-rich tech companies. The Revised Measures expand the scope of reviewed business entities to now include network platform (“NP”) operators intending to engage in certain activities, such as applying to list abroad. The Revised Measures establish a Cybersecurity Review Office (the “CRO”), an administrative body within the CAC, to formulate the regulations for cybersecurity review and to lead the cybersecurity review process. Applicable CII operators and NP operators are required to submit an application to the CRO, and the CRO will assess whether a cybersecurity review is required.

If an entity is a CII operator or a NP operator, it is required to apply for cybersecurity review if any of the following three conditions is met: (i) the CII operator proposes to procure network products and services that affect or may affect national security; (ii) the NP operator proposed to carry out data processing activities that affect or may affect national security; (iii) or the NP operator controls personal information of more than 1,000,000 users and proposes to apply for overseas listing. The term “overseas listings” is often interpreted as listings outside of China, such as in the U.S. And, “network products and services” include core network equipment, high capability computers and servers, high capacity data storage, large databases and applications, network security equipment, cloud computing services; “data processing” means the collection, storage, use, processing, transmission, provision and disclosure of data.

The Company is in the business of professional management coaching through ZDSE and business planning and event planning and production through HHMT, which do not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Based on our understanding of currently applicable PRC laws and regulations, our Operating Subsidiaries are not subject to cybersecurity review under the Revised Measures nor are the Shares subject to the review or prior approval of the CAC or the CRSC. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

The Chinese government may exert substantial influence over the manner in which our Operating Subsidiaries conduct their business operations in China.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our Operating Subsidiaries’ ability to conduct their operations in China may be harmed by changes in its laws and regulations, including those relating to regulation of the coaching, business planning and event planning and production industries, taxation and other matters. We believe that our Operating Subsidiaries’ operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which our Operating Subsidiaries’ operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on their part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on us and our business.

China’s economic policies could affect our Operating Subsidiaries’ businesses.

Substantially all of our assets are located in China and substantially all of our revenue is derived from our Operating Subsidiaries’ operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our Operating Subsidiaries’ business and operating results, lead to reduction in demand for their services and adversely affect their competitive positions. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

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

Any lack of requisite approvals, licenses or permits applicable to our Operating Subsidiaries’ businesses may have a material and adverse impact on our business, financial condition and results of operation.

In accordance with the relevant laws and regulations in the PRC, our Operating Subsidiaries are required to maintain various approvals, licenses and permits to operate their businesses, including but not limited to, business licenses. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

The large number of regulatory measures imposed by various governmental entities in the PRC as follows: (i) Regulations Relating to Consumer Protection; (ii) Regulations Relating to Product Quality; (iii) Regulations Relating to Competition; (iv) Administrative Measures for the Administration of Sales Promotional Activities of Retailers; (v) Regulations Related to Online Trading: Administrative Measure for Online Trading; (vi) Regulations Relating to Intellectual Property: Copyright, Trademark, Patent and Domain Name; (vii) Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to their PRC Subsidiaries; (viii) Regulations Relating to Foreign Exchange; (ix) Regulations Relating to Dividend Distributions; (x) Regulations Relating to Overseas Listings; (xi) Regulations Relating to Employment; (xii) Regulations Relating to Customer Rights Protection; (xiv) Regulations Relating to Tax: Income Tax, Value-Added Tax.

As of the date of this Annual Report, our Operating Subsidiaries have received all necessary governmental approvals for operations in the PRC and have not been denied any such approvals. For further discussion, including the possible consequences for non-compliance, see “Regulations in China Applicable to our Business.”

Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Operating Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

With regards to our corporate structure, any funds we may transfer to our Operating Subsidiaries, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our Operating Subsidiaries are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by SAFE. In addition, any foreign loan procured by our Operating Subsidiaries is required to be registered with SAFE and such loan is required to be registered with the NPRC. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our Operating Subsidiaries. If we fail to complete such registration or other procedures, our ability to maintain our corporate structure while capitalizing our Operating Subsidiaries’ operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The PRC government’s control over the conversion of foreign exchange and fluctuations in the value of RMB may result in foreign currency exchange losses and limit our ability to pay dividends.

Since our Operating Subsidiaries conduct business in the PRC, we receive part of their revenue and pay part of our expenses in the RMB. The value of RMB against the U.S. dollar and other currencies fluctuates from time to time and is subject to changes in the domestic and international political and economic developments, including the global and monetary effects of the war in Ukraine, as well as the fiscal and foreign exchange policies prescribed by the PRC government. We cannot assure you that the value of the RMB will remain at the current level against the U.S. dollar or any other foreign currency. If the RMB appreciates or depreciates against the U.S. dollar or any other foreign currency, it will have mixed effects on our Operating Subsidiaries’ business and there is no assurance that the overall effect will be positive.

The RMB is not currently a freely convertible currency. Conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. Pursuant to the existing foreign exchange regulations in the PRC, we are allowed to carry out foreign exchange transactions for current account items (including dividend payment) without submitting the relevant documentary evidence of such transactions to SAFE for approval in advance as long as they are processed by banks designated for foreign exchange trading. However, we may need to obtain the SAFE’s prior approval for foreign exchange transactions for capital account items. If we fail to obtain the SAFE’s approval to convert RMB into foreign currencies for foreign exchange transactions, our Operating Subsidiaries’ business operations, financial condition, results of operations and prospects, as well as our ability to pay dividends, could be materially and adversely affected.

Dividends payable by the Company to our foreign investors and gain on the sale of our Shares may be subject to PRC income taxes.

Pursuant to the EIT Law and the EIT Rules, subject to any applicable tax treaty or arrangement between the PRC and the jurisdiction of residence of our investors that provides a different income tax arrangement, the payment of dividends by a PRC resident enterprise to investors that are non-PRC resident enterprises (including enterprises that do not have an establishment or place of business in the PRC and enterprises that have an establishment or place of business but their income is not effectively connected with the establishment or place of business) or any gain realized on the transfer of shares by such investors is generally subject to PRC income tax at a rate of 10% to the extent such dividend has its source in the PRC or such gain is regarded as income derived from sources within the PRC. Under Individual Income Tax Law of the PRC and its implementation rules, dividends sourced within the PRC paid to foreign individual investors who are not PRC residents and gains from PRC sources realized on the transfer of our Shares by such investors would be subject to PRC income tax at a rate of 20%, subject to any reduction or exemption set out in applicable tax treaties and PRC laws.

It is uncertain whether we will be considered a PRC ‘‘resident enterprise.’’ If we are considered a PRC ‘‘resident enterprise,’’ dividends payable by us with respect to our Shares, or any gain realized from the transfer of our Shares may be treated as income derived from sources within the PRC and may be subject to PRC income tax, subject to the interpretation, application and enforcement of the EIT law and the EIT rules by the relevant tax authorities. If we are required under the EIT Law or other related regulations to withhold PRC income tax on our dividends payable to foreign holders of our Shares which are ‘‘non-resident enterprises,’’ or if our Shareholders are required to pay PRC income tax on the transfer of our Shares under PRC tax laws, the value of an investment in our Shares may be materially and adversely affected.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Our PRC subsidiaries, as foreign invested enterprises, or FIEs, are also required to further set aside a portion of their after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

There currently is no trading market for our Shares. Other than the Resale Shares, which will be tradeable after our registration statement is declared effective, our outstanding shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of our shareholders to liquidate their investment.

We have registered 31,901,900 of our outstanding Resale Shares for resale in the United States and are in the process of applying for our Shares to be admitted to quotation on the OTCQB. We cannot assure you that our Shares will be admitted to quotation on the OTCQB, or that, if the Shares are admitted to quotation on the OTCQB, a regular public market will ever develop. There is no guarantee that our Shares will ever be quoted on the OTCQB or any exchange. Furthermore, even if your Shares are registered under the Securities Act, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a regular trading market in our Shares. There is a risk that the absence of potential buyers will prevent any potential sellers from selling their Shares.

The offering price of our Ordinary Shares was determined based on management’s assessment of the market for similar companies in the United States OTC Market and should not be used as an indicator of the future market price of the securities.

Since our Shares were not listed or quoted on any exchange or quotation system, the offering price of $0.08 per share for the Ordinary Shares was determined based on management’s assessment of the market for similar companies in the United States OTC Market. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price bears no relationship to the book value, assets or earnings of the Company or any other recognized criterion of value. The offering price should not be regarded as an indicator of the future market price of the securities.

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

In the event that a public market for our Ordinary Shares is created or maintained in the future, market prices for the Shares will be influenced by many factors and will be subject to significant fluctuations in response to variations in our operating results and other factors. Our stock price will also be affected by the trading price of the stock of our competitors, investor perceptions of our operating subsidiaries, interest rates, general economic conditions and those specific to our industry, developments with regard to our operating subsidiaries’ operations and activities, our future financial condition and changes in our management.

Risks relating to low priced stocks

The Company’s Ordinary Shares are not quoted and traded on any market or on any exchange, and the price at which the Shares will trade in the future cannot currently be estimated. There can be no assurance that trading will be commenced or sustained, although management intends to take such actions as are necessary to initiate trading on the OTCQB. The trading price of the Shares will most likely be below $5.00. If our Shares trade below $5.00 per share, trading in the Shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our Shares which could severely limit the market liquidity of our Shares and the ability of holders of our Shares to sell them.

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

As of the date of this Annual Report, Feier Co. Limited is the record and beneficial owner of approximately 50.54% of our Ordinary Shares. Feier Co. Limited is in a position to elect the Board of Directors and to control the business and affairs of the Company including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The Company also may be prevented from entering into transactions that could be beneficial to the Company’s other shareholders. The interest of our largest shareholder may differ from the interests of our other shareholders.

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

Effective February 26, 2019, the Company changed its domicile from Nevada to the Cayman Islands by merging into its wholly owned Cayman Islands subsidiary, Huahui Education Group Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Huahui Education Group Limited.

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

Corporate Structure

The following chart sets forth our corporate structure:

Huahui Group Stock Limited (“HGSL”) was incorporated under the laws of the Republic of Seychelles on May 17, 2017. It became a wholly owned subsidiary of the Company in July 2019 as a result of the Share Exchange described above. HGSL has a wholly owned subsidiary, formed under the laws of Hong Kong, Huahui Group (HK) Co., Limited (“HGHK”), which, in turn, has a wholly owned subsidiary corporation formed under the laws of the Peoples Republic of China (the “PRC” or “China”), Huahui (Shenzhen) Education Management Co., Limited (“HEMC”). HEMC owns 100% of Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”). HSEC owns 100% of Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), which is currently the Company’s primary operating subsidiary. HSEC also owns 100% of Shenzhen Huahui Media Technology Co., Limited (“HHMT”), which commenced operations in August 2020 and Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”), which has not commenced operations, as well as 80% of Shandong Yuli Big Data Technology Co., Limited (“SDYL”), which also has not commenced operations.

HGSL has a second wholly owned subsidiary formed under the laws of the Republic of Seychelles, Huahui Group Co., Limited (“HGCL”), which owns 100% of Huahui Technology (HK) Co., Limited, a Hong Kong corporation formed in March 2020 (“HTCL”). HTCL, which has not commenced operations, has a wholly-owned subsidiary, Huahui (Shenzhen) Education Technology Co., Limited (“HSET”), formed in July 2020 under the laws of the PRC.

HGSL intends to develop additional businesses through one or more subsidiaries in artificial intelligence technology system development, art training and vocational skills training. There can be no assurance that any of these proposed businesses will ever be developed.

Huahui Group (HK) Co., Limited (“HGHK”) was incorporated in Hong Kong on January 4, 2017 as an investment holding limited liability company. The original shareholder, Junze Zhang, held 100% of the shares and transferred all of the shares to HGSL on April 20, 2018.

Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), was established under the laws of the PRC on March 28, 2017 by HGHK with a registered capital of RMB 100,000. HEMC is currently in the business of providing consulting services.

Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”) was incorporated in the PRC on January 5, 2018 as an education consulting limited liability company. The original shareholders, Qixuan Zhang (99%) and Weiqing Xu (1%), each transferred his shares to HEMC on May 4, 2018 for RMB 0.5. HSEC has not yet commenced operations. HSEC has four wholly-owned subsidiaries - Shenzhen Huahui Media Technology Co., Limited, Huahui Jinming (Shenzhen) Education Technology Co., Limited, Zhongdehui (Shenzhen) Education Development Co., Limited and Shandong Yuli Big Data Technology Co., Limited.

Shenzhen Huahui Media Technology Co., Limited (“HHMT”) was incorporated in the PRC on August 25, 2020 as a wholly owned subsidiary of HSEC. HHMT’s business includes several areas related to business planning and to event planning and production. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. SJMC’s principal business is essentially the same as that of HHMT.

Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. It has not commenced operations.

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

ZDSE has the following wholly-owned subsidiaries: Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”), established as of December 29, 2020, and Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”), established as of December 28, 2020. SYZDH has taken over the business of ZDSE’s Shenyang branch and GZZDH has taken over the business of ZDSE’s Guangzhou branch. On February 26, 2021, ZDSE’s Shenzhen Branch established a wholly-owned subsidiary, Shenzhen Zhengxinhui Education Technology Co., Limited, which was sold to an unrelated third party on June 28, 2021.

Shandong Yuli Big Data Technology Co., Limited (“SDYL”) was incorporated in the PRC on December 14, 2021, and is an 80% owned subsidiary of HSEC; 20% of SDYL’s shares are owned by the corporate representative Xinwen Yang. SDYL has not commenced operations.

Management of the Company is considering expanding the Company’s business through the acquisition or formation of additional subsidiaries.

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

By June 30, 2021, ZDSE had coached 4,742 entrepreneurs, as well as personnel from more than 51 corporate training services and large listed companies. The types of companies served include real estate, high technology, medicine, health, schools, government agencies, auto industry, communications, logistics, robotics, property, construction, engineering, manufacturing, textile, rag trade, furniture and other fields.

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

4. Industry-leading Market Size

ZDSE is headquartered in Shenzhen, and has established offices in Guangzhou, Shandong and Liaoning. Its management intends to establish additional offices in Jiangsu, Beijing, Shanghai, Chongqing and Xiamen within three to six years. ZDSE’s geographic expansion will support its efforts to expand its market scope and brand influence and gain a larger market share.

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

The Strategy of ZDSE

1. Becoming China’s Best Leadership Development Coaching Service Organization

ZDSE’s goal is to become China’s leading business and leadership development coaching service organization. ZDSE believes that it can accomplish that goal due to its leadership development modules, experiential learning modules and practice integration. By continuing to improve the quality of its coaching services and supporting its clients with follow-up services, ZDSE believes it can increase the number of clients and the rate of new enrollments, thereby increasing its market share and capturing larger market niches. ZDSE has identified several areas where the Chinese economy is prosperous, and it intends to have regional service centers in several of these crucial locations in order to expand its geographic coverage. ZDSE established offices in Guangzhou in December of 2018 and in Shandong and Liaoning during the first quarter of 2019 and its management expects to further increase the number of branches in the future.

2. Formulating a Life-long Development System

ZDSE believes that it is extremely important to develop a life-long service system for its clients. Management intends to accomplish this through the Company’s online service program discussed below under “Other Planned Businesses of the Company.” ZDSE anticipates that this life-long service system will be attractive to its clients, thereby increasing enrollment in ZDSE’s offerings and achieving sustainable profitability for both HEMC and ZDSE. It is also expected to give ZDSE a significant competitive edge.

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

Unit 7: Relationship Management

We believe that the best managers and leaders understand and are happy with themselves. This four-day experience demonstrates to clients how to understand and accept themselves - their strengths and their weaknesses - and helps them understand their own needs. Through this understanding, as well as development of self-love, clients can develop better relationships and more effective communication with others.

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

Unit 9: Leadership Development for Women

This module is a unique four-day experience for female clients. As more and more women have entered traditionally male-dominated areas of employment, an opportunity has arisen for helping them succeed within a masculine culture and achieve equilibrium between their traditionally “female” strengths and qualities and the more traditionally “male” qualities required to succeed in business.

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

ZDSE’s research and development team consists of:

●	Zuo, Qing. Mr. Zuo is the general manager of ZDSE.
●	Yin, Shaogang. Mr. Yin is the head of SYZDH and GZZDH.
●	Tsang, Kin Ling Martin. Mr. Tsang is a senior consultant for GZZDH.

Marketing of ZDSE

At present, ZDSE acquires new clients primarily through referrals and recommendations from past and current clients. ZDSE believes that the best promoter for its success is word-of-mouth recommendations from past and current clients who share their successes and program experiences with others. Management believes that new clients are also attracted by ZDSE’s coaching team and services.

ZDSE also holds free seminars for business executives during which it explains ZDSE’s services and gathers information about the needs and goals of the attendees and their companies. ZDSE subsequently contacts the potential clients to discuss and tailor ZDSE’s specific modules that most closely meet their individual needs.

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

ZDSE’s Future Business Plan

ZDSE’s national development plan, which is contingent on the status of the COVID-19 epidemic, includes opening 10 to 15 new branches in China, including branches in Beijing, Shanghai, Jiangsu, Chongqing and Xiamen, within three to six years. In addition, along with its geographic expansion, ZDSE is continuously improving its module offerings. More modules are being developed and put on the docket for discussion to be added in the future.

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

ZDSE intends to conduct its online business through the use of a variable interest entity structure (“VIE”). It is intended that the business will be conducted by a newly formed company (“Newco”), which will be formed under the laws of the PRC and wholly owned by one or more citizens of the PRC. Management intends that a subsidiary of the Company, which will be a wholly foreign owned entity (the “WFOE”), will acquire effective control of Newco through a series of agreements - the VIE structure. The contractual arrangements between Newco and the WFOE will enable us to exercise effective control over Newco and realize substantially all of the economic risks and benefits arising from the activities of Newco. As a result, we will include the financial results of Newco in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as if Newco were a wholly owned subsidiary. It should be noted, however, that there is currently some uncertainty as to the effect of the Foreign Investment Law of the People’s Republic of China, which was promulgated in March 2019 and became effective on January 1, 2020, on the use of the VIE structure in the PRC.

The Business of Shenzhen Huahui Media Technology Co., Limited

HHMT commenced operations in August 2020. Its business includes cultural exchange event planning, conference planning, corporate image planning, marketing planning, exhibition planning, stage lighting, audio equipment, display equipment and technology development and sales, leasing, door-to-door integration of multimedia teaching systems installation, on-site maintenance, domestic trade and import and export of goods and technologies. HHMT’s strategy is to empower the entire education industry chain with technology. The company’s main customer groups are schools and other government institutions. In 2021, HHMT provided stage, audio and lighting equipment, including setting-up and operating services, for stage activities of various institutions. During the fiscal year ended December 31, 2020, HHMT accounted for approximately 8.2% of the Company’s total revenue and during the year ended December 31, 2021, it accounted for approximately 32.3%.

HHMT and its subsidiary, SJMC, are also negotiating to provide stage, audio and lighting equipment for artistic performances at Sub-district offices of the SHENZHEN Culture and Sports Bureau and at the Shenzhen prison. In addition, HHMT intends to expand its business into the provision of intelligent systems for campuses and government offices, such as face recognition, attendance, invigilator, remote conference, intelligent home and other types of systems.

The Business of Huahui (Shenzhen) Education Management Co., Limited

HEMC commenced operations in November 2020. Its business includes consulting services for entrepreneurs, staff training and introduction services for investors and government. The company’s main customer groups are enterprise groups and government. During the year ended December 31, 2021, HEMC accounted for approximately 5.9% of the Company’s total revenue.

The future plan is for HEMC to carry out daily management activities and seek new business opportunities for sustainable development.

The Business of Shandong Yuli Big Data Technology Co., Limited

HHEG is exploring entering into the provision of Human Resource (“HR”) services through a new subsidiary of HSEC, Shandong Yuli Big Data Technology Co., Ltd. (“SDYL”), which was incorporated in the PRC on December 14, 2021. SDYL’s business model of “HR Technology + Platform + Service” utilizes HR technology to build an HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL plans to build a service team of 20 people and 4 regional business groups in China in 2022 and management is hopeful that, if it succeeds, this business may become a significant source of revenue in the future.

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

Expansion of the Company’s business may be achieved either through the formation of subsidiaries or through the acquisition of other existing companies.

Properties

The Company’s, HEMC’s and ZDSE’s headquarters are located at 13th Floor, Building B1, Wisdom Plaza, Qiaoxiang Road, Nanshan District, Shenzhen, China. The lease for the space, which consists of a total of 1,000 square meters shared by multiple lessees, expires on July 31, 2024. The Company’s share of the monthly rental is RMB 50,000 (approximately US$7,142), which is paid by HEMC.

GZZDH currently leases approximately 1,509 square meters for its Guangzhou office. GZZDH leases this space for a monthly rental of RMB 69,185.39 (approximately US$9,836), plus an RMB 26,910.46 (approximately US$3,826) business management fee, until March 30, 2022.

ZDSE’s Shandong office consists of approximately 828 square meters and is leased until August 31, 2023. ZDSE leases this office space for a monthly rental of RMB 16,364 (approximately US$2,326) until August 31, 2022, at which time the rent will be renegotiated in accordance with market conditions.

SYZDH leases approximately 1,200 square meters of office space in Shenyang City until December 25, 2022. The lease provides for a monthly rental of RMB 60,000 (approximately US$8,571).

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of December 30, 2021, we employ a total of 48 full-time employees, including 32, 8 and 8 who are employed by ZDSE, HHMT and HEMC, respectively. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory. Prior to the Share Exchange, the Company did not have any employees.

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

China’s Executive Coaching Industry

China’s economy has grown so fast that demand for business leaders now far exceeds supply, and shortages are expected to continue for the rest of the decade. Despite China’s massive population and expanding higher education, Chinese and foreign companies often struggle to recruit a sufficient number of talented and experienced middle and senior managers to provide the leadership the company needs to succeed in China’s fast-growing, highly competitive business environment. The leadership gap is compounded by the fact that many experienced Chinese managers who might otherwise fill leadership positions in fast-growing sectors gained much of their experience in traditional industries and in a system where management was based on government regulation that suppressed managerial initiative.

However, today’s China is characterized by more progressive and forward-thinking business platforms, and a passion to succeed and improve. In reporting on the 4th China Leadership and Executive Coaching Conference held in Shanghai in 2016, Luis Velasquez noted that talks by industry leaders highlighted national pride and a need to continue improving and making a mark on the world. There is a need to identify and help executives develop the competencies, skills and traits needed to meet the demands of the new China.

Whereas twenty years ago, the idea of executive coaches was likely to elicit uncomprehending looks or questions about credibility and economic benefits. Today, the value of executive coaches in helping nurture organizations and leaders has been completely reappraised. A growing number of companies are seeking their help to prepare senior and mid-level managers for more senior roles or to more effectively operate in their current roles.

As in other parts of the world, coaching in China is used to help executives identify and reach more of their potential. Executive coaching in China tends to be currently focused on development needs associated with leadership, often “executive presence” and other forms of communication. Dealing with cultural differences as a result of China’s decision to open itself increasingly to Western economic and cultural forces can be a challenge for both local Chinese and for China-based executives of U.S. multinational corporations. For example, executives in multinational corporations who have resided and worked in China for a considerable period of time, or Chinese executives in Western corporations who have returned to China, often lament that Western headquarters don’t understand what it takes to be successful in “our part of the world.” Back at headquarters, seniors and peers can’t understand why their high-potential colleague in China can’t understand (or worse, won’t listen to) their views.

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

Market

According to the (ICF) 2020 Global Coaching Study, globally, there were roughly 71,000 coach practitioners in 2019 (including both business and non-business coaches), an increase of 33% over the 2015 estimate. Of those, approximately 4,600 coach practitioners were in Asia (compared to 3,700 in 2015). The estimated global total revenue from coaching in 2019 was US$2.849 billion, representing a 21% increase over the 2015 estimate. As Chinese companies mature as global influencers and seek to internationalize further, the need for executive coaching and strong leadership will be critical. And along with this, we can only predict a huge market opportunity for executive coaches.

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

Small and micro enterprise income tax preferential policy

According to notice of the Ministry of Finance and the State Administration of Taxation No. 13 of 2019 (Abbreviated as CS (2019) No.13) on Implementing the Inclusive Tax Deduction Policy for Small and Micro Enterprises issued by the Ministry of Finance and State Administration of Taxation, the annual taxable income of small and micro-profit enterprises shall not exceed RMB 1 million, the taxable income shall be included in the taxable income of 25% and the enterprise income tax shall be paid at the rate of 20%. For the portion exceeding RMB 1 million but not exceeding RMB 3 million, the amount of taxable income shall be included in the reduction of 50%, and the enterprise income tax shall be paid at the rate of 20%. These small-scale and low-profit enterprises refer to enterprises engaged in the national non-restricted and prohibited industries, and at the same time complying with the three conditions of annual taxable income of not more than RMB 3 million, the number of employees not exceeding 300 and the total assets not exceeding RMB 50 million. This notice is effective from January 1, 2019 to December 31, 2021.

According to notice of the Ministry of Finance and the State Administration of Taxation No. 12 of 2021 for small and low profit enterprises with annual taxable income not exceeding RMB 1 million, the enterprise income tax shall be halved on the basis of the preferential policies stipulated in Article 2 of the notice of CS (2019) No.13; that is, when the taxable income does not exceed 1 million yuan, the income tax shall be levied at the tax rate of 2.5%. The implementation period of this announcement is from January 1, 2021 to December 31, 2022.

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

According to Article 1 of notice CS (2019) No. 13, VAT small-scale taxpayers with monthly sales not exceeding RMB 100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to December 31, 2021. According to the “Notice of the State Administration of Taxation on Issues Concerning the Exemption of Value-Added Tax for Small and Micro Enterprises” (State Administration of Taxation Announcement No. 52 of 2017, now abolished), from January 1, 2018 to December 31, 2020 sales of small-scale VAT taxpayers shall not exceed RMB 100,000 (tax payment of RMB 300,000 per quarter) and enjoy the preferential policy of exemption from VAT.

Announcement of the Ministry of Finance and the State Administration of Taxation No. 11 of 2021 repealed Article 1 of the notice of CS (2019) No. 13 and provides that, from April 1, 2021 to December 31, 2022, small-scale VAT taxpayers with monthly sales not exceeding RMB 150,000 are exempt from VAT.

To support novel coronavirus pneumonia prevention and control and to accelerate the resumption of work, the rate of small-scale VAT was reduced from 3% to 1% (Announcement on the value added tax policy of supporting individual industrial and commercial households to return to work—Announcement No.13, 2020 of the Ministry of Finance and the State Administration of Taxation). This preferential tax rate will be in effect until December 31, 2021 (Announcement No.7, 2021). Consequently, the current value-added tax for business applicable to all of HHEG’s subsidiaries in China, except HEMC which became a general taxpayer with a tax rate of 6% in September 2021, is 1% (small-scale VAT taxpayer).

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

Our primary business operations are provided through ZDSE. Our second Operating Subsidiary, HHMT, is engaged in several areas related to business planning and event planning and production. HEMC, our third Operating Subsidiary, is engaged in providing consulting services for entrepreneurs, staff training and introduction services for investors and government. For the year ended December 31, 2021, the Company derived approximately 62% of its revenue from ZDSE, 32% from HHMT and the remaining 6% from HEMC.

For the years ended December 31, 2020 and 2021, our consolidated revenue amounted to approximately $1.2 million and $1.7 million, respectively. We sustained a net loss of approximately $0.2 million and $0.1 million, respectively, for those years.

The following table shows our Statement of Operations data for the years ended December 31, 2020 and 2021. ZDSE, HHMT and HEMC’s financial data have been included in the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2021. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For The Year Ended DEC 31
	2021	2020
	USD	USD
Revenue	1,705,225	1,246,285
Cost of revenue	(537,427)	(371,488)
Gross profit	1,167,798	874,797

Selling and marketing expenses	(7,635)	(3,686)
General and administrative expenses	(1,228,669)	(1,111,748)
Loss on disposal of a subsidiary	(42,346)	-
Operating income(loss)	(110,852)	(240,637)

Other income(expenses), net	6,380	(15,244)
Income(loss) before income taxes	(104,472)	(225,393)

Income tax expenses( benefits)	(9,024)	(15,187)
Net income (loss)	(113,496)	(240,580)

Foreign currency translation differences	9,704	23,662
Total comprehensive loss for the years	(103,792)	(216,918)

Basic and diluted loss per ordinary share	(0.00)	(0.00)

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

Our Primary Business

Through ZDSE, we engage in providing executive coaching services in the PRC. We are striving to become the leader in executive business coaching services by guiding and transforming our clients’ organizations into the future: into organizations that are highly motivated with a productive workforce, streamlined processes, automated workflows, cost savings and a solid path towards continuous innovations. The unique orientation of ZDSE’s programs, including its holistic aspects, the quality of its coaches, personalized atmosphere and individualization of programs sets it apart from its competition.

ZDSE strives to be a sustainable and dynamic foundation to any organization by providing career development and learning opportunities to enhance workforce agility and improve employer brand. Through our modules, we deliver actionable solutions to real life business challenges across many facets of an organization, including people, technology, data and finances. Our strategic leadership and transformational insights, obtained through years of our coaches’ experience and our research and data, result in providing our clients with thoughtful, practical guidance and recommendations.

ZDSE’s Future Business Plan

ZDSE’s national development plan, which is contingent on the status of the COVID-19 epidemic, includes opening 10 to 15 new branches in China, including branches in Beijing, Shanghai, Jiangsu, Chongqing and Xiamen, within three to six years. In addition, along with its geographic expansion, ZDSE is continuously improving its module offerings. More modules are being developed for inclusion on our future products. We will focus on (i) workforce planning, which examines the workforce lifecycle ensuring new workforce strategies are adopted and organizational analytics optimize our program deliveries; (ii) career management, which will examine current employee skills, finding mentors and tailoring our guidance for the leadership skills needed within an organization; (iii) development solutions, which will assist organizations to accelerate performance and increase productivity while enhancing company culture; and (iv) cultivating future leaders by focusing on our leader development program.

Financial Impact of COVID-19

Due to the coronavirus outbreak in China, ZDSE’s revenues in 2020 fell by 45% compared to 2019. Revenue for 2021 increased by 37% compared with that of 2020; however, due to recurrences of coronavirus in China, ZDSE’s revenues in 2021 were still 25% below its revenue for the fiscal year ended December 31, 2019. Beginning in January 2020, the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions and the temporary closure of businesses in China and elsewhere. Since late July 2021, the Delta variant of COVID-19 has resurged in several provinces across China and the Omicron variant of COVID-19 has been detected and is rapidly increasing the proportion of COVID-19 cases it is causing. This has resulted in the complete lockdown of Shanghai with no end in sight. Consequently, the COVID-19 outbreak and its continuous resurgences together with governmental sanctions has deeply affected our business operations, financial condition and operating results.

The extent of the impact of the COVID-19 pandemic on our business, operations and program timelines will depend on certain developments, including the duration and spread of the outbreak and its impact on life and society in the PRC. We are closely monitoring its impact on us. See “Item 3 Key Information-Risk Factors”. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our business operations, including those that may be required by government authorities, or that we determine are in the best interests of our employees and shareholders. At this point, the extent to which the COVID-19 pandemic may impact our business and operations remains uncertain.

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

Revenue Recognition

The primary sources of our revenues are as follows:

(i) Coach course service revenue derived from ZDSE

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $119,028 and $253,889 of deferred revenue as of December 31, 2021 and 2020, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

(ii) Conference and exhibition planning service revenue derived from HHMT, which was established on August 25, 2020.

Conference and exhibition planning service revenue in 2021 and 2020 was $551,535 and $102,720, respectively. Revenue was approximately 32% of the total revenue in 2021.

(iii) Consulting service revenue derived from HEMC, which commenced business operations in the second half of 2020.

Consulting service revenue in 2021 and 2020 was $101,277 and $32,293, respectively. Revenue was less than 6% of the total revenue in 2021.

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

Concentration of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2021, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts receivable represent tuition fees due from customers, which are typically collected within a short period of time. Other receivables are mainly comprised of a short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd., and rental and utilities deposits paid for the Guangzhou and Liaoning office which are fully refundable.

The Company did not have any clients constituting 10% or more of the net revenues for the year ended December 31, 2021.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard, which resulted in the recognition of right-of-use assets and operating lease liabilities of $453,708 and $712,088 as of December 31, 2021 and December 31, 2020, respectively.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements.” This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after January 1, 2023, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

Key Components of Results of Operations

The following discussion should be read in conjunction with the financial statements attached hereto as Exhibit 99.2.

Financial and Operating Data

(In US$, except number of trainees and percentages)

	For The Year Ended December 31,
	2021	2020	Pct. Change
Revenue	$1,705,225	$1,246,285	37%
Operating (loss) income	$(110,852)	$(240,637)	54%
Net (loss)income	$(113,496)	$(240,580)	53%
Number of trainees	$956	$962	0%

For the Year Ended December 31, 2021 Compared to the Year Ended December 31 2020

Revenue

	For The Year Ended December 31,
	2021	2020	Pct. Change
Education and training	$1,052,413	$1,111,272	5%
Exhibition planning service	$551,535	$102,720	437%
Consulting service	$101,277	$32,293	214%
Total Revenue	$1,705,225	$1,246,285	37%

Net revenue for the year ended December 31, 2021 was $1,705,225, compared to $1,246,285 for the year ended December 31, 2020, an increase of $458,940 or 37%.

Education and training revenue for the year ended December 31, 2021 was $1,052,413, compared to $1,111,272 for the year ended December 31, 2020, a decrease of $58,859 or 5%. The decrease was primarily due to the fact that, due to the government’s efforts to curb the ongoing COVID-19 pandemic, ZDSE was not allowed to offer in-person classes.

Exhibition planning service revenue for the year ended December 31, 2021 was $551,535, compared to $102,720 for the year ended December 31, 2020, an increase of $448,815 or 437%. The reason for the substantial increase in revenue during the year ended December 31, 2021 was that HHMT commenced business operations in the second half of 2020 and SJMC commenced business operations in the second half of 2021.

Consulting service revenue for the year ended December 31, 2021 was $101,277 compared to $32,293 for the year ended December 31, 2020, an increase of $68,984 or 214%. The reason for the increase in revenue was because HEMC commenced business operations in the second half of 2020.

Cost of Revenue

Cost of revenue for the year ended December 31, 2021 was $537,427 compared to $371,488 for the year ended December 31, 2020, an increase of $165,939, or 45%. The increase is due to the addition of two HHMT and SJMC businesses in the second half of 2021.

Gross profit

Gross profit for the year ended December 31, 2021 was $1,167,798 compared with $874,797 for the year ended December 31, 2020. Gross profit accounted for 68% of our revenue for the year ended December 31, 2021 compared with 70% for the year ended December 31, 2020.

Operating Expenses

By far the most significant component of our operating expenses for both the year ended December 31, 2021 and 2020 was general and administrative expenses ($1,228,669 and $1,111,748, respectively). The following table sets forth the main components of our general and administrative expenses for the years ended December 31, 2021 and 2020.

	For the year ended December 31, 2021		For the year ended December 31, 2020
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$499,305	41%	$415,037	37%
Depreciation and amortization	46,676	4%	39,051	4%
Travel and accommodations	10,062	1%	16,664	1%
Rental expenses	412,070	33%	320,569	29%
Office expenses	111,104	9%	96,891	9%
Legal and professional fees	66,030	5%	93,031	8%
Consulting service fee	-	0%	18,747	2%
Audit Fee	14,000	1%	18,500	2%
Other	69,422	6%	93,258	8%
Total general and administrative expenses	$1,228,669	100%	$1,111,748	100%

Net Income/Loss

We had a net loss of $113,496 for the year ended December 31, 2021 compared to a net loss of $240,580 for the year ended December 31, 2020, a decrease of $127,090, or 53%. The decrease is due to the addition of two HHMT and SJMC businesses in the second half of 2021.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from related parties. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations and loans from related if and as needed, and other equity and debt financings as and when appropriate.

The following table sets forth our assets, liabilities and shareholders’ equity for the years ended December 31, 2020 and 2021 in SGD and, for 2021, in USD:

	DEC 31, 2021	DEC 31, 2020
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	184,596	298,106
Accounts receivable	357,233	125,105
Other receivables	319,616	268,089
Prepaid expenses and other current assets	2,216	68,367
Total current assets	863,661	759,667

Non-current assets:
Leasehold improvements and equipment, net	30,397	53,976
Operating lease right-of-use assets	453,708	712,088
Total non-current assets	484,105	766,064
Total assets	1,347,766	1,525,731

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	119,028	253,889
Accounts payable, other payables and accruals	228,642	179,077
Current operating lease liabilities	162,178	270,556
Income tax payable	314	16,509
Amount due to related parties	674,537	388,839
Total current liabilities	1,184,699	1,108,870

Non-current liabilities:
Non-current operating lease liabilities	291,530	441,532
Total non-current liabilities	291,530	441,532
Total liabilities	1,476,229	1,550,402

Equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the year ended December 31, 2021 and 2020)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	33,455	23,751
(Accumulated loss) Retained earnings	(191,051)	(77,555)
Total equity	(128,463)	(24,671)
Total liabilities and equity	1,347,766	1,525,731

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, loans from related parties and funds raised from financing activities. As of December 31, 2021, we had $184,596 in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits. We believe that our current cash and anticipated cash flow from operations, along with loans from related parties if and when needed, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

During the year ended December 31, 2021, $339,571 net cash was used in operating activities, compared to $647,279 provided by operating activities in 2020. The Company resumed business after the COVID-19 lockdown in 2020 and, therefore, its operating income increased. During the year ended December 31, 2021, $63,145 was used in investing activities, as compared to $189,584 used in investing activities in 2020, and $283,024 was used in financing activities, as compared to $55,963 provided by financing activities in 2020. The resulting change in cash for the year was a decrease of $113,510 for 2021, as compared to a decrease of $867,687 for 2020. The cash and cash equivalents balance on January 1, 2021 was $298,106, and on December 31, 2021 it was $184,596.

As of December 31, 2021, we had $1,485,545 in total liabilities, which was primarily comprised of amount due to related parties ($674,537), non-current operating lease liabilities ($291,530), deferred revenue ($119,028) and current operating lease liabilities ($162,178), as compared to $1,550,402 in total liabilities as of December 31, 2020, which was primarily comprised of non-current operating lease liabilities ($441,532), amount due to related parties ($388,839), current operating lease liabilities ($270,556) and deferred revenue ($253,889).

We had revenues of $1,705,225 and a net loss of $113,496 for the year ended December 31, 2021, compared to revenues of $1,246,285 and a net loss of $240,580 for the year ended December 31, 2020. In addition, we had a working capital deficit of $321,038 and a stockholders’ deficit of $128,463, compared to a working capital deficit of $349,203 and stockholders’ deficit of $24,671 at December 31, 2020.

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

On July 3, 2019, we completed the Share Exchange whereby ZDSE, a PRC company, became our sole operating subsidiary. ZDSE is a general VAT taxpayer with a tax rate of 6%; its three branch companies are small-scale taxpayers with a tax rate of 3%. The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. Our income tax for the year ended December 31, 2020 was $15,187 and for the year ended December 31, 2021 it was $9,024.

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

Item 6. Directors, Senior Management and Key Employees

The names, titles and ages of the members of the Company’s and ZDSE’s Boards of Directors and their executive officers as of the date of this Annual Report are as set forth in the below tables. Our directors and those of ZDSE are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the respective Boards of Directors.

Mr. Junze Zhang’s election as Chairman of the Board of Directors and his appointment to the positions of President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company occurred pursuant to the terms of the Share Exchange Agreement.

Officers and Directors of the Company

Name	Age	Position
Junze Zhang	50	President, Chief Executive Officer, Secretary and Chairman of the Board
Liqin Liu	41	Chief Financial Officer
Zhongpeng Chen	51	Director

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

Ms. Liqin Liu has served as the Company’s Chief Financial Officer since December 2021. Prior to joining the Company, Ms. Liu served as Chief Financial Officer for ZTE Group Finance Co., Limited from January 2018 to November 2021. From March 2014 to December 2017, she worked as Financial Director for Zhongxing Telecommunication Equipment Corporation and from October 2006 to March 2014, she served as Financial Director for the Shenzhen Branch of the Bank of Tokyo-Mitsubishi UFJ(China) Co.,Ltd. Ms. Liu holds a Bachelor’s degree in Accounting from South China University of Technology and is a Certified Public Accountant.

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

Officers, Directors and Key Employees of Zhongdehui (Shenzhen) Education Development Co., Limited

Name	Age	Positions
Qing Zuo	46	General Manager
Shaogang Yin	51	Head of SYZDH and GZZDH, Senior Consultant t

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

Mr. Shaogang Yin has been employed by ZDSE since May 2019, originally as head of ZDSE’s Liaoning Branch and since February 1, 2021 as head of SYZDH and GZZDH. From 2001 until 2019, Mr. Yin was employed as general manager for Shenyang Shuangbai Enterprise Management Consulting Co. Ltd. where he was responsible for the full operation and management of the company. Mr. Yin has an undergraduate degree in business administration and the certificate of corporate coach, issued by the China Employment Training Technical Instruction Center. He was invited as the chief specialist by China National Training Network from April 22, 2018 to April 21, 2019.

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

Compensation

The following table summarizes all compensation received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of ZDSE in the years ended December 31, 2021 and 2020.

	Compensation Paid
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Compensation(2) ($)
Zihua Wu,(3) President, CEO, CFO, Secretary	2019	Nil	Nil	N/A
and Director	2020	Nil	Nil	N/A

Junze Zhang,(4) President, CEO, Secretary and Director; General Manager of HEMC	2019 2020	14,253 14,227	Nil Nil	772 1,817
	2021	19,535	Nil	3,358

Shijie Yu,(5) COO	2019 2020	2,807 24,383	Nil Nil	Nil 414
	2021	11,383	Nil	2,245

Xiaoyan Xia,(6) CFO	2019 2020	12,787 19,918	Nil Nil	Nil 2,922
	2021	23,366	Nil	6,109

Liqin Liu(7)	2019 2020	Nil Nil	Nil Nil	Nil Nil
	2021	863	Nil	Nil

Zhongpeng Chen, Director	2019 2020	Nil Nil	Nil Nil	N/A N/A
	2021	Nil	Nil	N/A

Qing Zuo, General Manager of ZDSE	2019 2020	13,904 22,337	Nil Nil	1,039 3,427
	2021	18,598	Nil	4,378

Mengling Zhang,(8) Senior Coach	2019 2020	13,904 22,281	Nil Nil	1,074 3,561
	2021	7,439	Nil	1,989

Kin Ling Martin Tsang,(9) Head of Guangzhou Branch	2019 2020	15,353 17,395	Nil 12,510	N/A 3,235
	2021	18,133	18,133	986

Shaogang Yin,(10) Head of SYZDH and GZZDH	2019 2020	11,587 14,380	Nil 5,156	N/A N/A
	2021	18,133	Nil	N/A

(1)	Expressed in U.S. Dollars based on the applicable average exchange rate as reported by xrates.com
(2)	Consists of contribution to social insurance and housing funds

(3)	Zihua Wu resigned from the position of President, CEO, Secretary, CFO and director on July 3, 2019.
(4)	Junze Zhang has been employed as General Manager of HEMC from May 1, 2018 and also has served as President, CEO, Secretary and director of the Company since July 3, 2019. Amounts shown were paid by HEMC.
(5)	Shijie Yu was employed as CEO of HEMC as of November 22, 2019 and as COO of the Company as of May 19, 2020. Mr. Yu resigned from both positions as of June 1, 2021. Amounts shown were paid by HEMC.
(6)	Xiaoyan Xia was employed as CFO of HEMC since January 2, 2020 and as CFO of the Company since May 19, 2020. Ms. Xia resigned from both positions on December 22, 2021. Amounts paid to Ms. Xia in 2019 and 2020 were paid by HEMC.
(7)	Liqin Lui was employed as CFO of the Company on December 22, 2021.
(8)	Mengling Zhang resigned from the position of Senior Coach of the Company on July 31, 2021
(9)	Kin Ling Martin Tsang was employed as the head of ZDSE’s Guangzhou Branch from February 1, 2019 to October 22, 2021, when the Guangzhou Branch was officially closed.
(10)	Shaogang Yin was employed by ZDSE as head of its Liaoning Branch from May 1, 2019 to February 1, 2021, when he was made head of SYZDH and GZZDH.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2021, other than contributions to our Provident Fund Plan as social insurance and housing provident fund, which aggregated $20,493 for officers and directors.

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

Employment Contracts

We have formal employment agreements with our key employees and with our executive officers. The employment agreements are summarized below, and qualified by reference to the summaries of those employment agreements filed as Exhibits 10.7 through 10.10 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2019, as Exhibits 10.11 through 10.13 to the Registration Statement on Form F-1 filed with the SEC on November 26, 2019 and as Exhibits 10.15 and 10.16 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2020.

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

Liqin Liu. Liqin Liu’s Employment Agreement is for a fixed term that commenced December 22, 2021 and terminates on December 21, 2024. Under the Agreement, Ms. Liu is paid a monthly salary of RMB 14,000 and she is eligible for a performance bonus of RMB 6,000 and a perfect attendance award of RMB 100. Social insurance premiums and housing provident fund are paid by both the Company and Ms. Liu.

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

Shaogang Yin. Shaogang Yin’s employment as head of GZZDH is pursuant to an Employment Agreement that is for a term that commenced February 1, 2021 and terminates on January 31, 2024. Mr. Yin is also employed as head of SYZDH pursuant to an Employment Agreement that is for a term that commenced February 1, 2021 and terminates on January 31, 2022. He is paid a monthly salary of RMB 10,000 pursuant to each Employment Agreement, for an aggregate monthly salary of RMB 20,000.

Employees

As of December 31, 2021 we employed a total of 49 persons, 32 of whom are employed by ZDSE. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

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

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Junze Zhang	30,000,000	9.91%
Zhongpeng Chen	1,700,000	0.56%
Feier Co. Limited(2)	153,000,000	50.54%
Meisi Co. Limited(3)	87,133,000	28.78%
All executive officers and directors as a group (2 persons)	31,700,000	10.47%

(1)	Based on 302,734,900 shares outstanding
(2)	Feier Co., Limited is a Seychelles company, which is wholly owned by Mr. Guiting Rao. All of the Ordinary Shares beneficially owned by Feier Co. Limited were acquired on July 3, 2019 pursuant to the Share Exchange. Feier Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.
(3)	Meisi Co., Limited is a Seychelles company, which is wholly owned by Mr. Yuze Zhong. All of the Ordinary Shares beneficially owned by Meisi Co. Limited were acquired on July 3, 2019 pursuant to the Share Exchange. Meisi Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.

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

Mr. Qing Zuo, the Chairman of the Board of ZDSE, made advances aggregating $83,409 to ZDSE during the fiscal year ended December 31, 2017. During the fiscal year ended December 31, 2018, Mr. Zuo and two companies controlled by him advanced $96,916 to ZDSE, were repaid $576 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $51,801. During the year ended December 31, 2019, Mr. Zuo and his affiliates made advances to ZDSE aggregating $147,673 and were repaid $268,748 of the total amounts advanced. Mr. Zuo did not make any advances during the year ended December 31, 2020. During the year ended December 31, 2021, Mr. Zuo advanced $15,499 to ZDSE and was repaid $8,850. The amounts owed to Mr. Zuo and his affiliates as of December 31, 2017, 2018, 2019, 2020 and 2021 were as follows:

December 31, 2017	$83,409
December 31, 2018	$121,533
December 31, 2019	$0
December 31, 2020	$0
December 31, 2021	$6,750

Ms. Mengling Zhang, the General Manager of ZDSE, made advances to ZDSE during the fiscal year ended December 31, 2017 in the amount of $213,867. Ms. Zhang made further advances to ZDSE during the fiscal years ended December 31, 2018, 2019 and 2020. The amounts owed to Ms. Zhang as of December 31, 2017, 2018, 2019 , 2020 and 2021 were as follows:

December 31, 2017	$537,137
December 31, 2018	$36,519
December 31, 2019	$0
December 31,2020	$0
December 31,2021	$0

During the fiscal year ended December 31, 2018, Ms. Zhang advanced $56,612 to ZDSE, was repaid $400,222 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $147,239. During the year ended December 31, 2019, Ms. Zhang advanced $13,840 to ZDSE and was repaid the amount owed to her of $50,221. Ms. Zhang did not make any advances during the year ended December 31, 2021.

As of December 31, 2018, Mr. Junze Zhang, HGSL’s President, was owed $182,093 for advances to that company. During the year ended December 31, 2019 he made advances in the aggregate amount of $264,836 and during the year ended December 31, 2020 he advanced an additional $116,343 and was repaid an aggregate of $172,306. As of December 31, 2021, and after adjusting for differences in exchange rates, Mr. Zhang was owed $667,787 by the Company. All of the above advances are interest-free, unsecured and have no fixed repayment term.

As of December 31, 2018, Mr. Zihua Wu, a former director of the Company, was owed $32,440 for advances to the Company and during the year ended December 31, 2019 he made advances of $3,500. The advances were interest-free, unsecured and had no fixed repayment term. The Company paid the balance owed to Mr. Wu of $35,940 in September 2019.

During the years ended December 31, 2017 and 2018, ZDSE paid coaching fees of $2,726 and $13,320, respectively, to Mr. Qing Zuo and $1,969 and $18,057, respectively, to Ms. Mengling Zhang. Beginning July 1, 2018, Mr. Zuo and Ms. Zhang agreed to provide free coaching services to ZDSE.

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

Our shares are not currently trading as a result of the Share Exchange. Of our 302,734,900 ordinary shares issued and outstanding as of April 15, 2021, 1,500 shares were held in the United States by three holders of record. We have 57 shareholders of record.

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

Summaries of our employment contracts with executive officers and key employees are disclosed under “Compensation of Executive Officers and Directors – Employment Contracts” and were filed as Exhibits 10.7 through 10.10 to our Report on Form 6-K filed with the SEC on July 5, 2019, Exhibits 10.15 and 10.16 to our Annual Report on Form 20-F filed with the SEC on April 29, 2019, Exhibits 10.11 through 10.13 to the registration statement on Form F-1 filed with the SEC on November 26, 2019 and Exhibits 10.20 and 10.21 to the post-effective amendment to the registration statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 2022.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control- Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2021, there was no change in the Company’s internal control over financial reporting period covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2020:

	Fiscal Year Ended December 31, 2021	Fiscal Year Ended December 31, 2020
Audit Fees	$14,000	$18,500
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$14,000	$18,500

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountants.

None

Item 16G. Corporate Governance.

Not applicable

Item 16H. Mine Safety Disclosure.

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Financial Statements of Huahui Education Group Limited for the years ended December 31, 2021 and 2020

Item 19. Exhibits

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

HUAHUI EDUCATION GROUP LIMITED

Dated April 30, 2022	/s/ Junze Zhang
Junze Zhang, President, Chief Executive Officer,
and Director

Dated April 30, 2022	/s/ Liqin Liu
Liqin Liu, Chief Financial Officer

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

F-1

HUAHUI EDUCATION GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Huahui Education Group Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huahui Education Group Limited together with its subsidiaries (“the Company”) as of December 31, 2021 and 2020, and the related consolidated statements of Income (loss) and comprehensive Income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

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

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 11 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Pan-China Singapore PAC (6255)

We have served as the Company’s auditor since 2018.

Singapore

April 30, 2022

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF DECEMBER 31, 2021 AND 2020

	DEC 31, 2021	DEC 31, 2020
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	184,596	298,106
Accounts receivable	357,233	125,105
Other receivables	319,616	268,089
Prepaid expenses and other current assets	2,216	68,367
Total current assets	863,661	759,667

Non-current assets:
Leasehold improvements and equipment, net	30,397	53,976
Operating lease right-of-use assets	453,708	712,088
Total non-current assets	484,105	766,064
Total assets	1,347,766	1,525,731

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	119,028	253,889
Accounts payable, other payables and accruals	228,642	179,077
Current operating lease liabilities	162,178	270,556
Income tax payable	314	16,509
Amount due to related parties	674,537	388,839
Total current liabilities	1,184,699	1,108,870

Non-current liabilities:
Non-current operating lease liabilities	291,530	441,532
Total non-current liabilities	291,530	441,532
Total liabilities	1,476,229	1,550,402

Equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the year ended December 31, 2021 and 2020)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	33,455	23,751
(Accumulated loss) Retained earnings	(191,051)	(77,555)
Total equity	(128,463)	(24,671)
Total liabilities and equity	1,347,766	1,525,731

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEAR ENDED DECEMBER 31,2021 AND 2020

	For The Year Ended DEC 31
	2021	2020
	USD	USD
Revenue	1,705,225	1,246,285
Cost of Revenue	(537,427)	(371,488)
Gross profit	1,167,798	874,797

Selling and marketing expenses	(7,635)	(3,686)
General and administrative expenses	(1,228,669)	(1,111,748)
Loss on disposal of a subsidiary	(42,346)	-
Operating income(loss)	(110,852)	(240,637)

Other income(expenses), net	6,380	(15,244)
Income(loss) before income taxes	(104,472)	(225,393)

Income tax expenses( benefits)	(9,024)	(15,187)
Net income(loss)	(113,496)	(240,580)

Foreign currency translation differences	9,704	23,662
Total comprehensive loss for the years	(103,792)	(216,918)

Basic and diluted loss per ordinary share	(0.00)	(0.00)

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31,2021 AND 2020

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Retained Earnings (Accumulated Loss)	Total Equity (Deficit)
	USD	USD	USD	USD	USD

Balance at January 1, 2020(Audited)	30,273	(1,140)	89	163,025	192,247
Income for the year	-	-	-	(240,580)	(240,580)
Foreign currency translation loss	-	-	23,662	-	23,662
Balance at December 31, 2020(Audited)	30,273	(1,140)	23,751	(77,555)	(24,671)

Balance at January 1, 2021(audited)	30,273	(1,140)	23,751	(77,555)	(24,671)
Loss for the year	-	-	-	(113,496)	(113,496)
Foreign currency translation gain	-	-	9,704	-	9,704
Balance at December 31, 2021(Audited)	30,273	(1,140)	33,455	(191,051)	(128,463)

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

	For The Year Ended Dec 31,
	2021	2020
	USD	USD
Cash flows from operating activities:
Net (loss) income	(113,496)	(240,580)
Adjustments for:
Depreciation expense	45,448	39,051
Loss from disposal of furniture and equipment	42,346	-
Deferred taxes	-	-
Changes in:
Accounts receivable	(225,269)	(118,399)
Other receivables	(43,542)	6,065
Prepaid expenses and other current assets	66,994	1,486
Other payables and accruals	27,607	(47,681)
Deferred revenue	(139,659)	(273,882)
Income tax payble	-	(13,339)
Net cash (used in) provided by operating activities	(339,571)	(647,279)
Cash flows from investing activities:
Short term loan to a third party	-	(188,451)
Additions to leasehold improvements and equipment	(63,452)	(1,133)
Proceeds from sale of furniture and equipment	307	-
Net cash used in investing activities	(63,145)	(189,584)
Cash flows from financing activities:
Proceeds from advances from related parties	291,874	116,343
Repayment of advances to related parties	(8,850)	(172,306)
Net cash (used in) provided by financing activities	283,024	(55,963)
Effect of exchange rate changes on cash and cash equivalents	6,182	25,139
Net (decrease) increase in cash and cash equivalents	(113,510)	(867,687)
Cash and cash equivalents at the beginning of period	298,106	1,165,793
Cash and cash equivalents at the end of period	184,596	298,106
Supplemental disclosure of non-cash investing and financing activities:
Income tax paid	21,042	28,526
Right-of-use assets obtained in exchange for operating lease obligations	579,998	720,867

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

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

Shenzhen Huahui Media Technology Co., Ltd. (“HHMT”), established in August 25,2020. Huahui Media’s business projects include: cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment, and technology development and sales, leasing, and door-to-door integration of multimedia teaching systems Installation, on-site maintenance, etc. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. SJMC’s principal business is essentially the same as that of HHMT.

As of December 31, 2021, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%	Consulting
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%	Investment holding
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January19, 2016	June 27, 2018	PRC	100%	Educational services
Huahui Technology (HK) Co., Limited (“HTHK”)	March 25, 2020	N/A	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Technology Co., Ltd (“HETC”)	July 8, 2020	N/A	PRC	100%	Investment holding
Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”)	July 8,2020	N/A	PRC	100%	Investment holding
Shenzhen Huahui Media Technology Co., Ltd.(“HHMT”)	August 25,2020	N/A	PRC	100%	Conference and exhibition planning
Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”)	December 28,2020	N/A	PRC	100%	Investment holding
Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”)	December 29,2020	N/A	PRC	100%	Investment holding
Shenzhen Jiarui Media Co.,Limited(SJMC)	June 4, 2021	N/A	PRC	100%	Conference and exhibition planning
Shangdong Yuli Big Data Technology Co., Limited (SDYL)	December 14, 2021	N/A	PRC	100%	Investment holding

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The Company incurred net loss of $113,496 for the years ended December 31, 2021. As of December 31, 2020, the Company had net current liability of $321,038 and a deficit on total equity of $128,463. Net cash used in operating activities was $339,571.

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

(e)    Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at December 31, 2021 and 2020.

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

(g)    Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2021 and 2020.

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

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $119,028 and $253,889 of deferred revenue as of December 31, 2021and 2020, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

(b)	Conference and exhibition planning service revenue was derived from HHMT which was established on August 25, 2020. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. Conference and exhibition planning service revenue in 2021 was $551,535. As conference and exhibition planning service revenue is more than 32% of total revenue in 2021, a segment report is included at Note 13, below.

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

(c)	Consulting service income is recognized when the services rendered, HEMC commenced business operations in the second half of 2020.Consulting service revenue in 2021 was $101,277. Consulting revenue was less than 6% of the total revenue in 2021.

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

The Company’s basic earnings per share is computed by dividing the net income available to holders by the weighted average number of the Company’s ordinary shares outstanding. Diluted earnings per share reflects the amount of net income available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive ordinary shares as of December 31, 2021.

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

The exchange rates utilized are as follows:

	2021	2020
Year-end RMB exchange rate	6.3551	6.5286
Average annual RMB exchange rate	6.4522	6.8984

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(m)   Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Over 99% of the Company’s cash and cash equivalents are in RMB as of December 31, 2021 and 2020, respectively.

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

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses. The Company did not record uncertain tax positions as of December 31, 2021 and 2020 as the amounts were immaterial.

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

As of December 31, 2021, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts Receivable represent tuition fees due from company customers, typically are collected within a short period of time. Other receivables mainly represent short-term loans to other companies with interest charged, rental and utilities deposit. Management believes it has no significant risk related to its concentration within its accounts receivable.

The Company did not have any customers constituting 10% or more of the net revenues during the year ended December 31, 2021.

(s)   Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(t)   Recent accounting pronouncements

Recent accounting pronouncements adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard resulted in the recognition of right-of-use assets of $453,708 and operating lease liabilities of $453,708 as of December 31, 2021.

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

3.   LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	2021	2020
Furniture and education equipment	$22,731	$13,703
Computer equipment and software	72,718	70,586
Leasehold improvements	79,511	70,811
	$174,960	$155,100
Less: accumulated depreciation	(144,563)	(101,124)
	$30,397	$53,976

Depreciation expense for the years ended December 31, 2021 and 2020 was $45,448 and $39,051, respectively. The Company did not record any long-lived asset impairment losses during the years ended December 31, 2021 and 2020.

4.     ACCOUNTS RECEIVABLE

The Accounts receivable and allowance balances at December 31, 2021 and 2020 are as follows:

	2021	2020
Accounts receivable	$357,233	$125,105
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$357,233	$125,105

No allowance for doubtful accounts was made for the years ended December 31, 2021 and 2020.

5.    OTHER RECEIVABLES

Other receivables mainly comprise short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd. and rental and utilities deposits paid for the Guangzhou and Liaoning office which are fully refundable.

6.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets mainly represent prepaid consultancy fees for professional advice on business expansion plan.

7.    ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	2021	2020
Accounts payable (a)	$96,154	$27,769
Accrued payroll and welfare payable	50,949	85,362
VAT and other taxes payable	2,895	7,416
Others (b)	78,644	58,530
	$228,642	$179,077

(a)	Accounts payable primarily include supplier’s service charge to HHMT and SJMC .
(b)	Others primarily include miscellaneous expenses payable.

8.     INCOME TAXES

Cayman Islands

The Company’s parent entity, In February 2019, HHEG Nevada was redomiciled from Nevada to the Cayman Islands. HHEG Cayman is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the year ended December 31, 2021 and 2020.

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, HGSL and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in Seychelles has been made as HGSL and HGCL had no taxable income for the years ended December 31, 2021 and 2020.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the years ended December 31, 2021 and 2020.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

ZDSE , HHMT and SJMC enjoy a preferential tax rate of 2.5% for the years ended December 31, 2021 and 10% for the year ended December 31, 2020.

Income tax expense (benefits)

	2021	2020
Current tax expense	$9,024	$15,187
Deferred tax expense (benefits)	-	-
	$9,024	$15,187

Income taxes of ZDSE, HHMT and SJMC are accrued at the tax rate of 2.5%. The deferred income tax assets of ZDSE are calculated according to the preferential tax rate of 5% for the years ended December, 2021.

	2021	2020
Income (loss) before tax	$(104,472)	$(225,393)
Tax (credit) calculated at statutory tax rate (25%)	(26,118)	(56,348)
Valuation allowance	35,142	71,535
	$9,024	$15,187

The Company’s other subsidiaries have not recognized deferred income tax assets as of December 31, 2021 and 2020.

9.    Loss on disposal of a subsidiary

In June, 2021, ZDSE sold 100% equity interest in Shenzhen Zhengxinhui Education Technology Co., Ltd.(“Zhengxinhui”) to Xuyao (a unrelated third party), for a cash consideration of US$310. As of the disposal date, Zhengxinhui had net assets $42,656. The disposal loss recognized by the Group was US$42,346 and was recorded in the consolidated statements of operations for the six months ended June 30, 2021.

Financial position of Zhengxinhui	June 28, 2021, date of disposal
Current assets	$3
Non Current assets	$42,653
Net Assets	$42,656
Cash Consideration	$310
Loss on disposal	$42,346

10.   LEASES

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

The Company leased various training centers in the PRC. Rent expense for the year ended December 31, 2021 was $377,754. The Company has three operating leases with lease terms of more than one year, which are classified as operating leases. The longest lease term expires in September 2025. There are no residual value guarantees and no restrictions or covenants imposed by the lease. The Company has $453,708 of right-of-use assets, $162,178 in current operating lease liabilities and $291,530 in non-current operating lease liabilities as of December 31, 2021

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

	As of Dec 31, 2021	As of Dec 31, 2020
Within 1 year	249,384	295,108
After 1 year but within 5 years	311,561	477,773
Total lease payments	560,945	772,881
Less: imputed interest	(107,237)	(60,793)
Total lease obligations	453,708	712,088
Less: current obligations	(162,178)	(270,556)
Long-term lease obligations	291,530	441,532

Other information:

	For year ended
	Dec 31, 2021	Dec 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating lease	323,509	302,788
Right-of-use assets obtained in exchange for operating lease liabilities	579,998	720,867
Remaining lease term for operating lease (years)	0.25 to 3.75	1.25 to 4.58
Weighted average discount rate for operating lease	4.75%	4.75%

11.   RELATED PARTIES TRANSACTIONS

(a) The Company had the following balances due to related parties:

	Relationship	Dec 31, 2021	Dec 31, 2020
Junze Zhang	Shareholder and director of the Company	667,787	388,839

Qing Zuo	Chairman of the Board of ZDSE since December 20, 2018	6,750	-
Total		$674,537	$388,839

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

From time to time, majority shareholder and general manager of the Company advanced funds to the Company for working capital purpose.

(b) Transactions

	For the years ended December 31,
	2021	2020
Repayment to related parties
Hengqing Investment Consultation(SZ) Partnership Business (LP)	-	-
Henghui Investment Consultation(SZ) Partnership Business (LP)	-	-
Qing Zuo	8,850	-
Junze Zhang	-	172,306-
Mengling Zhang	-	-
Zihua Wu	-	-
	$8,850	$172,306

Cash advance from related parties
Hengqing Investment Consultation (SZ) Partnership Business (LP)	$-	$-
Qing Zuo	15,499	-
Junze Zhang	276,375	116,343
Mengling Zhang	-	-
Zihua Wu	-	-
	$291,874	$116,343

12.  RESERVES

(a)	Statutory reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2021 and 2020, the Company did not accrue any statutory reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

13.   SEGMENT DATA

The company shows the financial operation and asset according to three business parts:

(a) Education and training business projects include: education training, financial management consulting, economic information consulting, electronic commerce operation, database management, sporting goods, crafts, arts and electronic product sales;

(b) Media’s business projects include: cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment, and technology development and sales, leasing, and door-to-door integration of multimedia teaching systems Installation, on-site maintenance, etc.

(c) Consulting services business projects include: education information consulting, enterprise management consulting, cultural activity planning, meeting planning, enterprise image planning, marketing planning, research and development of educational software technology and so on.

Specific structure information in 2021 sees table below:

	Education and training	Exhibition planning service	Consulting service	Totals
Revenue from external customers	1,052,413	551,535	101,277	1,705,225
Intersegment revenue	-	-	-	-
Interest income	2,867	2,421	1,092	6,380
Interest expense	3,102	310	3,311	6,723
Depreciation and amortization	44,965	483	-	45,448
Operating income (loss)	15,054	218,894	(344,800)	(110,852)
Segment assets	817,800	296,048	233,918	1,347,766
Expenditures for segment assets	63,452	-	-	63,452

14.   SUBSEQUENT EVENTS

In March, 2020, the WHO declared coronavirus COVID-19 as a global pandemic. The Chinese economy is facing a severe outbreak and to prevent the spread of the pandemic, the country has prohibited offline training institutions to commence classes to avoid people gathering. In March 2022, there is an outbreak in Shanghai and in order to combat the outbreak, all the people have to stay at home and the economy in Shanghai is drastically affected. The company is unable to assess the impact on its future operations.

