Form 20-F
period 2022-12-31
Huahui Education Group Ltd
filed 2023-05-01
CIK 1680935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

302,734,900 Ordinary Shares, $0.0001 par value, at December 31, 2022

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
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 20-F, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Securities Act and the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies and prospects, and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this Annual Report on Form 20-F and other reports and registration statements filed by us with the U.S. Securities and Exchange Commission (“SEC”). Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements. Forward-looking information and statements should not be viewed as predictions and should not be the primary basis upon which investors evaluate us. Any investor in our Ordinary Shares should consider all risks and uncertainties disclosed in our filings with the SEC, all of which are accessible on the SEC’s website at http://www.sec.gov. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

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

INTRODUCTION

Huahui Education Group Limited is a holding company incorporated in the Cayman Islands whose operations are conducted through operating subsidiaries in the People’s Republic of China (the “PRC” or “China”) and holding company subsidiaries in the Seychelle Island and Hong Kong. Our corporate structure does not contain any= variable interest entities. We are not a Chinese operating company and our structure involves unique risks to investors. As used herein the terms “we,” “us,” “our,” “Huahui” and the “Company” means Huahui Education Group Limited, a Cayman Islands corporation, and its subsidiaries.

Through its indirect wholly-owned subsidiary, Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) the Company is engaged in the business of professional management coaching, including researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields. Through another indirect wholly-owned subsidiary, Shenzhen Huahui Media Technology Co., Limited, we provide business planning, event planning and production.

Corporate Structure

The following chart sets forth our corporate structure:

Huahui Education Group Limited is the public company in which investors hold our Ordinary Shares and as a holding company does not conduct any of our operations. All of our Operating Subsidiaries, except for an 80% owned subsidiary, are wholly-owned. A listing identifying the place of incorporation, type of legal entity, principal activity and the ownership interest in our Company and each of its subsidiaries follows:

Entity Name	Place of Incorporation	Type of legal entity	Ownership Percentage	Shareholder(s)	Principal activities	Whether an operating entity
Huahui Group Stock Limited (“HGSL”)	Seychelles	Limited liability company	100%	Huahui Education Group Limited	Holding company	N/A
Huahui Group Co., Limited (“HGCL”)	Seychelles	Limited liability company	100%	HGSL	Holding company	N/A
Huahui Group (HK) Co., Limited (“HGHK”)	Hong Kong	Limited liability company	100%	HGSL	Holding company	N/A
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	PRC	Limited liability company	100%	HGHK	Holding company	YES
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	PRC	Limited liability company	100%	HEMC	Holding company	N/A
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	PRC	Limited liability company	100%	HSEC	Educational services	N/A
Huahui Technology (HK) Co., Limited (“HTHK”)	Hong Kong	Limited liability company	100%	HGCL	Holding company	N/A
Huahui (Shenzhen) Education Technology Co., Ltd (“HETC”)	PRC	Limited liability company	100%	HTHK	Holding company	N/A
Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”)	PRC	Limited liability company	100%	HSEC	Holding company	YES
Shenzhen Huahui Media Technology Co., Ltd.(“HHMT”)	PRC	Limited liability company	100%	HSEC	Event planning and production; business planning	YES
Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”)	PRC	Limited liability company	100%	ZDSE	Educational services	YES
Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”)	PRC	Limited liability company	100%	ZDSE	Educational services	YES
Shenzhen Jiarui Media Co., Limited(SJMC)	PRC	Limited liability company	100%	HHMT	Conference and exhibition planning	YES
Shangdong Yuli Big Data Technology Co., Limited (SDYL)	PRC	Limited liability company	80%	HSEC (80%) Xinwen Yang (20%)	Investment holding	YES
Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”)	PRC	Limited liability company	100%	ZDSE	Educational services	N/A

Huahui Group Stock Limited (“HGSL”) was incorporated under the laws of the Republic of Seychelles on May 17, 2017. It became a wholly owned subsidiary of the Company in July 2019 as a result of the Share Exchange described above. HGSL has a wholly owned subsidiary, formed under the laws of Hong Kong, Huahui Group (HK) Co., Limited (“HGHK”), which, in turn, has a wholly owned subsidiary corporation formed under the laws of the Peoples Republic of China (the “PRC” or “China”), Huahui (Shenzhen) Education Management Co., Limited (“HEMC”). HEMC owns 100% of Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”). HSEC owns 100% of Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), which is currently the Company’s primary operating subsidiary. HSEC also owns 100% of Shenzhen Huahui Media Technology Co., Limited (“HHMT”), which commenced operations in August 2020 and Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”), JEMT started operation in June 2022,as well as 80% of Shandong Yuli Big Data Technology Co., Limited (“SDYL”), SDYL initiated operations in May 2022.

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

Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. JEMT started operation in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills

Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) was incorporated in the PRC on January 19, 2016 and commenced operations in April 2016. The original shareholders, Qing Zuo (50%), Mengling Zhang (20%), Henghui Investment Consulting (Shenzhen) Partnership (10%) and Hengqing Investment Consulting (Shenzhen) Partnership (20%), each transferred his/her/its shares to HSEC on June 27, 2018 for RMB 1,000, RMB 400, RMB 200 and RMB 400, respectively. ZDSE is in the business of professional leadership development.

ZDSE has the following wholly-owned subsidiaries: Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”), established as of December 29, 2020, and Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”), established as of December 28, 2020. SYZDH has taken over the business of ZDSE’s Shenyang branch and GZZDH has taken over the business of ZDSE’s Guangzhou branch. On February 26, 2021, ZDSE’s Shenzhen Branch established a wholly-owned subsidiary, Shenzhen Zhengxinhui Education Technology Co., Limited, which was sold to an unrelated third party on June 28, 2021. Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”) was established as of April 14, 2022, engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients include executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

Shandong Yuli Big Data Technology Co., Limited (“SDYL”) was incorporated in the PRC on December 14, 2021, and is an 80% owned subsidiary of HSEC; 20% of SDYL’s shares are owned by the corporate representative Xinwen Yang. Twenty percent of SDYL’s shares are owned by SYDL’s Legal Representative, Xinwen Yang. SDYL’s business model of “HR Technology + Platform + Service” utilizes human resources (“HR”) technology to build a HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL started operation in May 2022.

Significant Factors Relating to PRC Government Oversight of Our Operating Businesses.

Due to our operations in China, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. China’s economy differs from the economies of other countries in many respects, including with respect to the level of development, growth rate, amount of government involvement, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to manage the pace of economic growth and prevent the economy from overheating. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Status under Holding Foreign Companies Accountable Act

In December 2021, the SEC adopted rules (the “Final Rules”) to implement the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA includes requirements for the SEC to identify issuers who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction (“Commission-Identified Issuers”). The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s independent registered public accounting firm for three consecutive years since 2021, the SEC shall prohibit the issuer’s securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States. In December 2022, the Accelerating Holding Foreign Companies Accountable Act amended the HFCAA to shorten the three-year period to two years.

Under the Final Rules, the SEC adopted submission and disclosure requirements by amending Form 10-K and other annual reporting forms and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA. Specifically, the Final Rules require each Commission-Identified Issuer to submit documentation to the SEC annually on or before its annual report due date that establishes that it is not owned or controlled by a government entity in its public accounting firm’s foreign jurisdiction and require additional specified disclosures by “foreign issuers” as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC identifies an issuer as a Commission-Identified Issuer after the issuer files its annual report and on a rolling basis, and will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for two consecutive years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

In August 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. PCAOB staff members conducted on-site inspections and investigations from September to November 2022, and in December 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and confirmed that until such time as the PCAOB issues any new determination, there are no Commission-Identified Issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

Pan-China Singapore PAC (“Pan-China Singapore”), the independent registered public accounting firm that issued the audit report included in this Annual Report, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, we are not at risk of having our securities be subject to a trading prohibition under the HFCAA. If in the future the PCAOB is unable to conduct inspections of our auditors’ work papers in China it would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

Recent Regulatory Developments in China

The PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of China and over foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including enforcement actions against illegal activities in the securities market, enhancing supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, in July 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities (the “Securities Opinions”) which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. In November 2021, the Cyberspace Administration of China (the “CAC”) released the draft Administrative Regulations on Cyber Data Security for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five relevant guidelines, which became effective on March 31, 2023, requiring the Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC.

The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed PRC companies regarding data security, cross-border data flow, anti-monopoly and unfair competition, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities in the United States, Hong Kong or other markets could be negatively affected, and as a result, the trading prices of our Ordinary Shares could significantly decline or become worthless. For a detailed description of risks related to our doing business in China, please see the section of this Annual Report titled “Item 3D. Risk Factors—Risks Related to Our Doing Business in the PRC.”

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For more details, see “Item 3D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us or result in a material adverse change to our subsidiaries’ business operations, and damage our and our subsidiaries’ reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.”

In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our Ordinary Shares to significantly decline or become worthless. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, our business in China and United States may also be adversely affected. For more details, see “Item 3D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us or result in a material adverse change to our subsidiaries’ business operations, and damage our and our subsidiaries’ reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.”

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

Not applicable

D. Risk Factors

Investing in our Ordinary Shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment. These risk factors include, but are not limited to:

Risks Related to Business

●	There are doubts about our company’s ability to continue as a going concern.Our Operating Subsidiaries limited operating histories makes it difficult to evaluate their future prospects and results of operations.
●	We envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our Operating Subsidiaries’ growth.
●	We may not be able to raise the additional capital necessary to execute our and our Operating Subsidiaries’ business strategies, which could result in the curtailment of their operations.
●	We will be required to hire and retain skilled managerial, IT, sales and marketing and coaching personnel.
●	We are dependent upon our officers and management for direction and the loss of any of these persons could adversely affect our operations and results.
●	We are currently dependent on our primary operating subsidiary, ZDSE, for our revenue.
●	We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.
●	We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Shares.
●	There may be conflicts of interest between our management and our shareholdersZDSE’s business depends on the market recognition of its brand. If ZDSE is not able to maintain its reputation and enhance its brand recognition, its business and operating results may be materially and adversely affected.
●	If ZDSE fails to maintain and increase its client base, our revenues may decline, and we may not be able to sustain profitability.
●	ZDSE’s business relies on its ability to recruit, train and retain dedicated and qualified coaches and management personnel.
●	Competition in our markets

General Business Risks

●	Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
●	We could incur additional liabilities or our reputation could be damaged if we do not protect client data or if our information systems are breached.
●	Our Operating Subsidiaries’ businesses are sensitive to general economic conditions.

●	Cybersecurity risks and the failure to maintain the integrity of data belonging to our company, employees and customers could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.
●	Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 outbreak.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
●	If for any reason we were to fail to meet the audit requirements of the HFCAA for two consecutive years, we may be prohibited from listing our securities on a national securities exchange, including Nasdaq, or on over-the-counter markets in the United States, which could adversely affect the market price of our Ordinary Shares and our ability to raise capital.
●	Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.
●	The filing or other procedures with, the CSRC or other Chinese regulatory authorities may be required in connection with issuing our equity securities to foreign investors under Chinese law, and, we cannot predict whether we will be able, or how long it will take us, to complete such filing or other procedures. If we fail to complete a filing with the CSRC, our future offering application may be impacted and we may be subject to penalties, sanctions and fines imposed by the CSRC.
●	PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and may prevent the use of our funds held in the PRC or Hong Kong or by a PRC or Hong Kong entity to fund our operations or for use outside of the PRC or Hong Kong.
●	The Chinese government may exert substantial influence over the manner in which our Operating Subsidiaries conduct their business operations in China.
●	China’s economic policies could affect our Operating Subsidiaries’ businesses.
●	Any lack of requisite approvals, licenses or permits applicable to our Operating Subsidiaries’ businesses may have a material and adverse impact on our business, financial condition and results of operation.
●	Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Operating Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
●	The PRC government’s control over the conversion of foreign exchange and fluctuations in the value of RMB may result in foreign currency exchange losses and limit our ability to pay dividends.
●	Dividends payable by the Company to our foreign investors and gain on the sale of our Shares may be subject to PRC income taxes.
●	Changes to PRC tax laws may subject us to greater taxes.
●	Chinese regulations relating to overseas investment by Chinese residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

Risks Related to Our Ordinary Shares

●	There is currently no trading market for our Ordinary Shares.
●	The offering price of our Ordinary Shares was determined based on management’s assessment of the market for similar companies in the United States OTC Market and should not be used as an indicator of the future market price of the securities.
●	Enforcement actions by FINRA will make it difficult for investors to dispose of their Ordinary Shares as long as they remain an OTC security.
●	We may not be able to achieve secondary trading of our Ordinary Shares in certain states because our Ordinary Shares are not nationally traded, which could subject our shareholders to significant restrictions and costs.
●	Risks relating to low priced stocks

●	We do not intend to pay dividends.
●	Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.
●	The ability of our Board of Directors to issue preferred shares and any anti-takeover provisions we adopt may depress the value of our Ordinary Shares.
●	We are controlled by Feier Co. Limited, whose interest may differ from those of the other shareholders.
●	Our principal shareholder may engage in a transaction to cause the Company to repurchase its Ordinary Shares.

Certain Legal Consequences of Foreign Incorporation and Operations

●	Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.
●	Our shareholders do not have the same protections or information generally available to shareholders of U.S. corporations because the reporting requirements for foreign private issuers are more limited than those applicable to public corporations organized in the United States.
●	Judgments against the Company and management may be difficult to obtain or enforce.
●	Because we are incorporated in the Cayman Islands, you may not have the same protections as shareholders of U.S. corporations.

Risks Related to Our Business

There are doubts about our company’s ability to continue as a going concern.

Our company’s independent auditors have raised doubts about our ability to continue as a going concern. There can be no assurance that sufficient funds that will be required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as securities, debt or equity financing or other potential sources. We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of new sources of revenues, with interim cash flow deficiencies being addressed through additional financing. We anticipate raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support our business operations; however, we may not have commitments from third parties for a sufficient amount of additional capital. We cannot be certain that any such financing will be available to us on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. Our ability to obtain additional funding will determine if we can continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on our financial performance, results of operations and share price and require us to curtail or cease operations, sell off assets, seek protection from creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of our shares, and debt financing, if available, may have onerous terms. including restrictive covenants. Any additional financing could have a negative effect on our shareholders.

Our Operating Subsidiaries limited operating histories makes it difficult to evaluate their future prospects and results of operations.

The Company, through its Operating Subsidiaries, is in the process of developing its businesses and has a limited operating history. You should consider our Operating Subsidiaries’ future prospects in light of the risks and uncertainties experienced by early-stage companies. Some of these risks and uncertainties relate to their ability to:

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

Although we currently have a total of 15 subsidiaries, we are essentially dependent on ZDSE for our revenue. Accordingly, our financial condition and results of operations are, and will continue to be, directly tied to those of ZDSE unless and until our other subsidiaries commence generating significant revenue. There can be no assurance that either ZDSE or any of our other direct or indirect subsidiaries will generate net income at any future time.

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

There may be conflicts of interest between our management and our shareholders.

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

Cybersecurity risks and the failure to maintain the integrity of data belonging to our company, employees and customers could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

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

Our business has been and may continue to be adversely impacted. Our Operating Subsidiaries are located in China, as are all of their employees and customers. Due to the outbreak, ZDSE (our primary operating subsidiary) had to temporarily suspend offline teaching and conduct all of its coaching and student support activities online. As a result of the epidemic, ZDSE’s revenues in 2020 fell by 48% compared to 2019，ZDSE’s revenues in 2021 fell by 52% compared to 2019. In addition, lockdown measures and travel restrictions impeded ZDSE’s ability to work towards expanding its coaching network. We resumed routine operations on June 1, 2020; however, due to recurrences of the coronavirus in China, ZDSE’s revenues in 2022 were 67% below its revenue for the fiscal year ended December 31, 2019.

The long-term downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A prolonged slowdown in the Chinese economy and/or negative business sentiment could potentially have a significant negative impact on the executive coaching market. There can be no assurance that there will not be large-scale re-occurrences of COVID-19 in the future. A major resurgence of the epidemic in China could be expected to significantly reduce the demand for our services. An additional negative result of a resurgence would be if the government reinstituted bans on large-scale events and gatherings because such bans could cause the cancellation of many large-scale events that could not be rescheduled, which would have a direct negative impact on HHMT’s revenue. The extent to which the COVID-19 outbreak will impact our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economies in general. The Company will continue to pay close attention to the development of the coronavirus epidemic situation and evaluate and actively respond to other possible impacts on the Company’s financial situation and operating results.

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

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Currently, these statements and regulatory actions have had no impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. However, since these statements and regulatory actions are new, it is highly uncertain how the legislative or administrative regulation making bodies will further respond and what existing or new laws or regulations or detailed implementations and interpretations will be further modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list our securities on a U.S., Hong Kong, or other stock exchanges. There are still substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in practice and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

All of our business operations are currently conducted in the PRC, under the jurisdiction of the PRC government. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources.

If for any reason we were to fail to meet the audit requirements of the HFCAA for two consecutive years, we may be prohibited from listing our securities on a national securities exchange, including Nasdaq, or on over-the-counter markets in the United States, which could adversely affect the market price of our Ordinary Shares and our ability to raise capital.

In recent years, the U.S. Congress and regulatory authorities have expressed concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in mainland China and with auditors located in mainland China. For example, PCAOB inspections of auditors located in mainland China and Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, and limitations on the ability of the PCAOB to inspect or investigate auditors in mainland China or Hong Kong could deprive investors of the benefits of PCAOB inspections, which could adversely affect the ability of companies using such auditors to access U.S. capital markets.

As part of the continued focus on access to audit and other information for companies with substantial operations in China, in December 2020, the United States enacted the HFCAA, which requires the SEC to identify issuers that have filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction (a “Commission-Identified Issuer”). Under the HFCAA, as amended in December 2022, if the SEC conclusively identifies an issuer as a Commission-Identified Issuer for two consecutive years, the SEC is required to prohibit the trading of the issuer’s securities on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including over-the-counter markets in the United States.

In 2021, the PCAOB issued a Determination Report, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. In December 2022, the PCAOB vacated its determination that it was unable to inspect and investigate PCAOB-registered public accounting firms in mainland China. As a result, until such time as the PCAOB issues a new determination, the SEC has determined that there are no issuers currently at risk of having their securities subject to a trading prohibition under the HFCAA. Although we are not currently at risk of delisting pursuant to the HFCAA, if the PCAOB were to issue a new determination regarding limitations on its ability to inspect or investigate our independent auditor and we were to fail to meet the audit requirements of the HFCAA for two consecutive years, our securities may be prohibited from trading on a national securities exchange or over-the-counter market in the United States, and this could result in our Ordinary Shares being delisted from Nasdaq. Delisting of our Ordinary Shares would force holders to sell their shares of our Ordinary Shares. The foregoing could adversely affect the market price of our Ordinary Shares and our ability to raise capital. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of such legislative or executive actions upon, as well as negative investor sentiment toward, companies with significant operations in mainland China and Hong Kong that are listed in the United States, regardless of whether such actions are implemented and regardless of our actual operating performance.

Pan-China Singapore, the independent registered public accounting firm that issued the audit report included in this Annual Report, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

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

The filing or other procedures with, the CSRC or other Chinese regulatory authorities may be required in connection with issuing our equity securities to foreign investors under Chinese law, and, we cannot predict whether we will be able, or how long it will take us, to complete such filing or other procedures. If we fail to complete a filing with the CSRC, our future offering application may be impacted and we may be subject to penalties, sanctions and fines imposed by the CSRC.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets must fulfill the filing procedure with the CSRC pursuant to the requirements of the Trial Administrative Measures. Initial public offerings or listings in overseas markets must file with the CSRC within three (3) working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings have to be made with the CSRC within three (3) working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by an overseas securities regulatory agency or other relevant competent authority, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer must submit a report thereof to CSRC within three (3) working days after the occurrence and public disclosure of such event. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting archives after the Confidentiality and Archives Administration Provisions come into effect. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares or our other securities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares or such other securities to significantly decline in value or become worthless.

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and may prevent the use of our funds held in the PRC or Hong Kong or by a PRC or Hong Kong entity to fund our operations or for use outside of the PRC or Hong Kong.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries in China and capital contributions are subject to PRC regulations and approvals or filing. For example, loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local branch. Information about capital contributions to our PRC subsidiaries must be filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated Circular 28, which stipulates that non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds on the premise that the Negative List is not violated and the projects invested thereby in China are true and compliant. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

Due to interventions or the imposition of transfer restrictions by the PRC government, funds or assets located in the PRC or Hong Kong or held by a PRC or Hong Kong entity, may not be available to us to fund operations or for other use outside of the PRC or Hong Kong.

The applicable foreign exchange circulars and rules may significantly limit our ability to convert, transfer and use the net proceeds from public or private financings of equity or convertible notes or any offering of any equity securities in China, which may adversely affect our business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and still evolving and involve many uncertainties, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

It is uncertain whether we will be considered a PRC “resident enterprise.” If we are considered a PRC “resident enterprise,” dividends payable by us with respect to our Shares, or any gain realized from the transfer of our Shares may be treated as income derived from sources within the PRC and may be subject to PRC income tax, subject to the interpretation, application and enforcement of the EIT law and the EIT rules by the relevant tax authorities. If we are required under the EIT Law or other related regulations to withhold PRC income tax on our dividends payable to foreign holders of our Shares which are “non-resident enterprises,” or if our Shareholders are required to pay PRC income tax on the transfer of our Shares under PRC tax laws, the value of an investment in our Shares may be materially and adversely affected.

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

Foreign companies conducting operations in the PRC face significant political, economic, and legal risks. The communist regime in the PRC may hinder Western investment.

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

Risks Related to Our Ordinary Shares

There is currently no trading market for our Ordinary Shares.

There currently is no trading market for our Ordinary Shares. Other than the Resale Shares, which will be tradeable after our registration statement is declared effective, our outstanding shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of our shareholders to liquidate their investment.

We have registered 31,901,900 of our outstanding Ordinary Shares for resale in the United States and are in the process of applying for our Ordinary Shares to be admitted to quotation on the OTCQB. We cannot assure you that our Shares will be admitted to quotation on the OTCQB, or that, if the Ordinary Shares are admitted to quotation on the OTCQB, a regular public market will ever develop. There is no guarantee that our Shares will ever be quoted on the OTCQB or any exchange. Furthermore, even if your Ordinary Shares are registered under the Securities Act, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a regular trading market in our Ordinary Shares. There is a risk that the absence of potential buyers will prevent any potential sellers from selling their Shares.

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

It may be difficult for investors to dispose of their Ordinary Shares as long as they remain an OTC security.

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

Risks relating to low priced stocks

The Company’s Ordinary Shares are not quoted and traded on any market or on any exchange, and the price at which the Shares will trade in the future cannot currently be estimated. There can be no assurance that trading will be commenced or sustained, although management intends to take such actions as are necessary to initiate trading on the OTCQB. The trading price of the Ordinary Shares will most likely be below $5.00. If our Ordinary Shares trade below $5.00 per share, trading in the Shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our Shares which could severely limit the market liquidity of our Shares and the ability of holders of our Ordinary Shares to sell them.

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

Item 4. Information on the Company

History of the Company

Our Company was originally incorporated in Nevada under the name “Duonas Corp.” on September 19, 2014. It maintains its principal executive offices at 13th Floor, Building B1, Wisdom Plaza, Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, China 518000. The Company was formed to produce and sell stylish decorative items made from concrete, such as a variety of sculptures, candleholders, lamps, tabletops, bookcases, vases of various shapes and forms and decorations for the garden.

We filed a registration statement on Form S-1 with the SEC on August 25, 2016, which was declared effective on October 12, 2016. In November 2017, subsequent to a change of control, our name was changed to Huahui Education Group Corporation, our ticker symbol was changed to “HHEG” and our management of the Company abandoned its business plan and determined to seek a possible business combination. The business purpose of our Company changed to seeking the acquisition of, or merger with, an existing company.

As a result, we became a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations, and it sought to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction could be negotiated and completed pursuant to which we would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

Effective February 26, 2019, we changed our domicile from Nevada to the Cayman Islands by merging into our wholly owned Cayman Islands subsidiary, Huahui Education Group Limited (the “Redomicile Merger”). As a result of the redomicile merger, our name was changed to Huahui Education Group Limited.

On July 3, 2019 (the “Closing Date”), the Company closed on a share exchange (the “Share Exchange”) with HGSL, a Seychelles company limited by shares, and the HGSL Shareholders, Mr. Junze Zhang, Feier Co., Limited and Meisi Co., Limited. As a result, HGSL is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, the HGSL Shareholders exchanged all of the shares that they held in HGSL for 300,000,000 Ordinary Shares of our Company.

For accounting purposes, the Share Exchange was treated as a reverse acquisition with the HGSL Shareholders as the acquirers and the Company as the acquired party. When we refer to business and financial information for periods prior to the consummation of the Share Exchange, we are referring to the business and financial information of HGSL unless the context suggests otherwise.

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

The Company filed a registration statement on Form F-1 with the SEC on November 26, 2019, which was declared effective on October 14, 2020. The registration statement registered 31,901,900 of the Company’s outstanding Ordinary Shares for resale in the United States. The remaining 270,833,000 outstanding Ordinary Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

As a result of the reverse acquisition described above, management of the Company believes that it is no longer a shell company. The Company’s operations now consist of the operations of HGSL and its subsidiaries.

Throughout the remainder of this Annual Report, when we use phrases such as “we,” “our,” “company” and “us,” we are referring to the Company and all of its subsidiaries, as a combined entity.

Corporate Structure

The following chart sets forth our corporate structure:

Huahui Group Stock Limited (“HGSL”) was incorporated under the laws of the Republic of Seychelles on May 17, 2017. It became a wholly owned subsidiary of the Company in July 2019 as a result of the Share Exchange described above. HGSL has a wholly owned subsidiary, formed under the laws of Hong Kong, Huahui Group (HK) Co., Limited (“HGHK”), which, in turn, has a wholly owned subsidiary corporation formed under the laws of the Peoples Republic of China (the “PRC” or “China”), Huahui (Shenzhen) Education Management Co., Limited (“HEMC”). HEMC owns 100% of Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”). HSEC owns 100% of Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), which is currently the Company’s primary operating subsidiary. HSEC also owns 100% of Shenzhen Huahui Media Technology Co., Limited (“HHMT”), which commenced operations in August 2020 and Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”), JEMT started operation in June 2022,as well as 80% of Shandong Yuli Big Data Technology Co., Limited (“SDYL”), SDYL initiated operations in May 2022.

HGSL has another wholly-owned subsidiary formed under the laws of the Republic of Seychelles, Huahui Group Co., Limited (“HGCL”), which owns 100% of Huahui Technology (HK) Co., Limited, a Hong Kong corporation formed in March 2020 (“HTCL”). HTCL, which has not commenced operations, has a wholly-owned subsidiary, Huahui (Shenzhen) Education Technology Co., Limited (“HSET”), formed in July 2020 under the laws of the PRC.

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

Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. JEMT started operation in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills

Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) was incorporated in the PRC on January 19, 2016 and commenced operations in April 2016. The original shareholders, Qing Zuo (50%), Mengling Zhang (20%), Henghui Investment Consulting (Shenzhen) Partnership (10%) and Hengqing Investment Consulting (Shenzhen) Partnership (20%), each transferred his/her/its shares to HSEC on June 27, 2018 for RMB 1,000, RMB 400, RMB 200 and RMB 400, respectively. ZDSE is in the business of professional leadership development.

ZDSE has the following wholly-owned subsidiaries: Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”), established as of December 29, 2020, and Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”), established as of December 28, 2020. SYZDH has taken over the business of ZDSE’s Shenyang branch and GZZDH has taken over the business of ZDSE’s Guangzhou branch. On February 26, 2021, ZDSE’s Shenzhen Branch established a wholly-owned subsidiary, Shenzhen Zhengxinhui Education Technology Co., Limited, which was sold to an unrelated third party on June 28, 2021. Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”) was established as of April 14, 2022, engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients include executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

Shandong Yuli Big Data Technology Co., Limited (“SDYL”) was incorporated in the PRC on December 14, 2021, and is an 80% owned subsidiary of HSEC; 20% of SDYL’s shares are owned by the corporate representative Xinwen Yang. Twenty percent of SDYL’s shares are owned by SYDL’s Legal Representative, Xinwen Yang. SDYL’s business model of “HR Technology + Platform + Service” utilizes human resources (“HR”) technology to build a HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL started operation in May 2022.

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

By December 31, 2022, ZDSE had coached 5,669 entrepreneurs, as well as personnel from more than 69 corporate training services and large listed companies. The types of companies served include real estate, high technology, medicine, health, schools, government agencies, auto industry, communications, logistics, robotics, property, construction, engineering, manufacturing, textile, rag trade, furniture and other fields.

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

The Business of Shenzhen Huahui Media Technology Co., Limited and Shenzhen Jiarui Media Co.,Limited

HHMT commenced operations in August 2020. Its business includes cultural exchange event planning, conference planning, corporate image planning, marketing planning, exhibition planning, stage lighting, audio equipment, display equipment and technology development and sales, leasing, door-to-door integration of multimedia teaching systems installation, on-site maintenance, domestic trade and import and export of goods and technologies. HHMT’s strategy is to empower the entire education industry chain with technology. The Company’s main customer groups are schools and other government institutions. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. SJMC’s principal business is essentially the same as that of HHMT. In 2022, HHMT provided stage, audio and lighting equipment, including setting-up and operating services, for stage activities of various institutions. During the fiscal year ended December 31, 2021, HHMT and SJMC accounted for approximately 32.3% of the Group’s total revenue and during the year ended December 31, 2022they accounted for approximately 26.4% of the Group’s total revenue.

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

The Business of Huahui (Shenzhen) Education Management Co., Limited

HEMC commenced operations in November 2020. Its business includes consulting services for entrepreneurs, staff training and introduction services for investors and government. The company’s main customer groups are enterprise groups and government. During the fiscal year ended December 31, 2021, HEMC accounted for approximately 5.9% of the Company’s total revenue and during the year ended December 31, 2022, it accounted for approximately 1.6%.

The future plan is for HEMC to carry out daily management activities and seek new business opportunities for sustainable development.

The Business of Shandong Yuli Big Data Technology Co., Limited

HHEG is exploring entering into the provision of Human Resource (“HR”) services through a new subsidiary of HSEC, Shandong Yuli Big Data Technology Co., Ltd. (“SDYL”), which was incorporated in the PRC on December 14, 2021. SDYL’s business model of “HR Technology + Platform + Service” utilizes HR technology to build an HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL plans to build a service team of 20 people and 4 regional business groups in China in 2023 and management is hopeful that, if it succeeds, this business may become a significant source of revenue in the future.

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

GZZDH currently leases approximately 970.54 square meters for its Guangzhou office. GZZDH leases this space for a monthly rental of RMB 44,159.57 (approximately US$6,592), plus an RMB 23,778.23 (approximately US$3,549) business management fee, until March 30, 2023.

SYZDH leases approximately 1,200 square meters of office space in Shenyang City until December 25, 2022. The lease provides for a monthly rental of RMB 60,000 (approximately US$8,571).

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of December 31, 2022, we employ a total of 49 full-time employees, including 27 who are employed by ZDSE, respectively. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory. Prior to the Share Exchange, the Company did not have any employees.

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

Regulations in China Applicable to Our Business

Foreign Investments

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which will come into force on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. According to the Trial Administrative Measures, Article 2, where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC and where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three (3) working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three (3) working days after the offering is completed. According to the Trial Administrative Measures Article 22, upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three (3) working days after the occurrence and public disclosure of such event. Further, according to the Trial Administrative Measures Article 21, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which will also become effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting archives after the Confidentiality and Archives Administration Provisions come into effect. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

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

Several Opinions on Further Promoting the Development of Small and Medium-sized Enterprises

On September 19, 2009, the State Council issued the Several Opinions on Further Promoting the Development of Small and Medium-sized enterprises (“SME”), which states that the state guides and supports SMEs in strengthening management, supports the development of management consulting agencies for SMEs, conducts management consulting activities, guides SMEs to strengthen basic management, marketing and risk management, improve governance structure, promote management innovation and improve business management, vigorously carry out training for all types of SMEs and implement SMEs Galaxy Training Project, increase financial support, give full play to the role of industry associations (commercial associations) and SME training institutions, extensively adopt network technologies and other means to carry out policies and regulations, corporate management, marketing, professional skills, customer service and other kinds of training. It attaches great importance to the training of business managers and selects one million growing SMEs within three years to provide comprehensive training for their.

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

It is uncertain whether we will be considered a PRC “resident enterprise.” If we are considered a PRC “resident enterprise,” dividends payable by us with respect to our Shares, or any gain realized from the transfer of our Shares may be treated as income derived from sources within the PRC and may be subject to PRC income tax, subject to the interpretation, application and enforcement of the EIT Law and the EIT rules by the relevant tax authorities. If we are required under the EIT Law or other related regulations to withhold PRC income tax on our dividends payable to foreign holders of our Shares which are “non-resident enterprises,” or if our Shareholders are required to pay PRC income tax on the transfer of our Shares under PRC tax laws, the value of an investment in our Shares may be materially and adversely affected.

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

To support novel coronavirus pneumonia prevention and control and to accelerate the resumption of work, the rate of small-scale VAT was reduced from 3% to 1% (Announcement on the value added tax policy of supporting individual industrial and commercial households to return to work—Announcement No.13, 2020 of the Ministry of Finance and the State Administration of Taxation). This preferential tax rate will be in effect until December 31, 2021 (Announcement No.7, 2021). Further, in accordance with The Announcement of Ministry of Finance and State Taxation Administration on Exemption of VAT for VAT Small-scale Taxpayer (No. 15, 2022), effective from April 1, 2022 to December 31 2022, VAT small-scale taxpayers, regardless of monthly sales, are exempt from VAT but are subject to a 3% tax rate for assessable income.

In accordance with the announcement of the Tax Bureau of the Ministry of Finance (No.1, 2023) on defining the policies of reducing or exempting the VAT for small-scale taxpayers, from January 1, 2023 to December 31, 2023, the VAT will be exempted for monthly sales below RMB 100,000 (inclusive) and quarterly sales below RMB 300,000, and VAT will be levied at a reduced rate of 1% for small-scale VAT payers applying a 3% levy rate.

Currently, of all the Company’s Operating Subsidiaries, with the exception of SDYL, which is a general taxpayer and subject to a VAT rate of 6%, are small-scale taxpayers and subject to a VAT rate of 3% but are exempt from VAT payments.

The following table provides details of the licenses and permissions held by our subsidiaries in China:

Company	Licenses and Permissions	License Issuers	Term of Validity
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	Business License	ShenZhen Administration For Market Regulation	no fixed term
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	Business License	ShenZhen Administration For Market Regulation	no fixed term
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	Business License	ShenZhen Administration For Market Regulation	no fixed term
Huahui (Shenzhen) Education Technology Co., Ltd (“HETC”)	Business License	ShenZhen Administration For Market Regulation	no fixed term
Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”)	Business License	ShenZhen Administration For Market Regulation	no fixed term
Shenzhen Huahui Media Technology Co., Ltd.(“HHMT”)	Business License	ShenZhen Administration For Market Regulation	no fixed term
Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”)	Business License	State Administration For Market Regulation	no fixed term
Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”)	Business License	State Administration For Market Regulation	to no fixed term
Shenzhen Jiarui Media Co.,Limited(SJMC)	Business License	ShenZhen Administration For Market Regulation	no fixed term
Shangdong Yuli Big Data Technology Co., Limited (SDYL)	Business License	State Administration For Market Regulation	no fixed term
Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”)	Business License	State Administration For Market Regulation	no fixed term

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

Our primary business operations are provided through ZDSE. Our second Operating Subsidiary, HHMT, is engaged in several areas related to business planning and event planning and production. HEMC, our third Operating Subsidiary, is engaged in providing consulting services for entrepreneurs, staff training and introduction services for investors and government. JEMT, our fourth Operating Subsidiary, JEMT started operation in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills. For the year ended December 31, 2022, the Company derived approximately 65% of its revenue from ZDSE, 26% from HHMT, 6% from JEMT and the remaining 1% from HEMC.

For the years ended December 31, 2021 and 2022, our consolidated revenue amounted to approximately $1.7 million and $1.1 million, respectively. We sustained a net loss of approximately $0.1 million and $0.3 million, respectively, for those years.

The following table shows our Statement of Operations data for the years ended December 31, 2021 and 2022. ZDSE, HHMT, JEMT and HEMC’s financial data have been included in the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2022. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For The Year Ended Dec 31,
	2022	2021
	USD	USD
Revenue	1,106,349	1,705,225
Cost of revenue	(268,408)	(537,427)
Gross profit	837,941	1,167,798

Selling and marketing expenses	(9,466)	(7,635)
General and administrative expenses	(1,094,261)	(1,228,669)
Loss on disposal of a subsidiary	-	(42,346)
Operating (loss)	(265,786)	(110,852)

Other income(expenses), net	(2,565)	6,380
Income(loss) before income taxes	(268,351)	(104,472)

Income tax expenses (benefits)	(14,925)	(9,024)
Net (loss)	(283,276)	(113,496)

Foreign currency translation differences	(23,604)	9,704
Total comprehensive loss for the years	(306,880)	(103,792)

Owners of the Company	(281,452)	-
Non-controlling interest	(1,824)	-
		-
Basic and diluted loss per ordinary share	(0.00)	(0.00)

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

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

Financial Impact of COVID-19

Due to the coronavirus outbreak in China, ZDSE’s revenues in 2020 fell by 48% compared to 2019. Revenue for 2021 increased by 37% compared with that of 2020; however, due to recurrences of coronavirus in China, ZDSE’s revenues in 2021 were still 52% below its revenue for the fiscal year ended December 31, 2019. ZDSE’s revenues in 2022 were still 67% below its revenue for the fiscal year ended December 31, 2019.Beginning in January 2020, the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions and the temporary closure of businesses in China and elsewhere. Since late July 2021, the Delta variant of COVID-19 has resurged in several provinces across China and the Omicron variant of COVID-19 has been detected and is rapidly increasing the proportion of COVID-19 cases it is causing. This has resulted in the complete lockdown of Shanghai.In Mar. 2022, sudden outbreaks of many COVID-19 variants continued to occur in Guangzhou, Shenyang, Shenzhen, etc.. Consequently, the COVID-19 outbreak and its continuous resurgences together with governmental sanctions has deeply affected our business operations, financial condition and operating results. In Dec. 2022, the Chinese government abruptly declared an overall openness for the anti-epidemic policy against COVID-19 which no longer restrains social mobility.

We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our business operations, including those that may be required by government authorities, or that we determine are in the best interests of our employees and shareholders. At this point, the extent to which the COVID-19 pandemic may impact our business and operations in the future remains uncertain.

Going Concern Uncertainties

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2022 and 2021, we incurred net losses of $283,276 and $113,496, respectively. In addition, we reported a cash outflow of $100,109 in the year ended December 31, 2022. As of December 31, 2022, we had an accumulated deficit of $472,503. Management believes these factors raise substantial doubt about our ability to continue as a going concern for the next twelve months. The continuation of our company as a going concern through the next twelve months is dependent upon (1) the continued financial support from our stockholders or external financing. Management believes that our existing stockholders will provide the additional cash to meet our obligations as they become due, and (2) that we will be able to implement our business plan to expand our company’s operations and generate sufficient revenues to meet our obligations. While we believe in the viability of our strategy to increase sales volume and in our ability to raise additional funds, there can be no assurance to that effect, nor that our company will be successful in securing sufficient funds to sustain the operations.

These conditions raise substantial doubt about our company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for our company to continue as a going concern.

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

We operate in three business segments:

(i) Coaching service derived from ZDSE. This segment has a second business unit which commenced business operations in June 2022, involved in the training of individuals and enterprises.

(ii) Conference and exhibition planning service revenue derived from HHMT, which was established on August 25, 2020.

(iii) Consulting service revenue derived from HEMC, which commenced business operations in the second half of 2020.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2022, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts receivable represent tuition fees due from customers, which are typically collected within a short period of time. Other receivables are mainly comprised of a short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd., and rental and utilities deposits paid for the Guangzhou and Liaoning office which are fully refundable.

The Company did not have any clients constituting 10% or more of the net revenues for the year ended December 31, 2022.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard, which resulted in the recognition of right-of-use assets and operating lease liabilities of $545,745 and $453,708 as of December 31, 2022 and December 31, 2021, respectively.

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

Financial and Operating Data

(In US$, except number of trainees and percentages)

	For The Year Ended December 31,
	2022	2021	Pct. Change
Revenue	$1,106,349	$1,705,225	-35%
Operating (loss)	$(265,786)	$(110,852)	139%
Net (loss)	$(283,276)	$(113,496)	149%
Number of trainees	$927	$956	-3%

For the Year Ended December 31, 2022 Compared to the Year Ended December 31 2021

Revenue

	For The Year Ended December 31,
	2022	2021	Pct. Change
Education and training	$796,257	$1,052,413	-24%
Exhibition planning service	$292,273	$551,535	-47%
Consulting service	$17,698	$101,277	-83%
Human resources outsourcing service revenue	$1,21	$-	0%
Total Revenue	$1,106,349	$1,705,225	-35%

Net revenue for the year ended December 31, 2022 was $1,106,349 compared to $1,705,225 for the year ended December 31, 2021, a decrease of $598,876 or 35%.

Education and training revenue for the year ended December 31, 2022 was $796,257 compared to $1,052,413 for the year ended December 31, 2021, a decrease of $256,156 or 24%. The reduction is mainly attributable to the continued outbreak of the COVID-19 pandemic in the first half of 2022 in Guangzhou, China. Many branches including GZZDH were unable to carry out their businesses as normal. In the year 2022, the income of GZZDH declined by $536,316, or 74%, compared with that of 2021. JEMT started operation in June 2022 and recorded training service revenue of $72,398in 2022.

Exhibition planning service revenue for the year ended December 31, 2022 was $292,273 compared to $551,535 for the year ended December 31, 2021, a decrease of $259,262 or 47%. The main reason for the decrease is the flare-ups of COVID-19 across the country since March 2022. SJMC did not have any operating income in the first half 2022.

Consulting service revenue for the year ended December 31, 2022 was $17,698 compared to $101,277 for the year ended December 31, 2021, an decrease of $83,579 or 83%. The main reason for the decrease is the flare-ups of COVID-19 across the country since March 2022.

Human resources outsourcing service revenue derived from SDYL which commenced business operations in May 2022.Human resources outsourcing service revenue in 2022 was $121.

Cost of Revenue

Cost of revenue for the year ended December 31, 2022 was $268,408 compared to $537,427 for the year ended December 31, 2021, a decrease of $269,019, or 50%. reflecting the decrease in revenues.

Gross profit

Gross profit for the year ended December 31, 2022 was $837,941 compared with $1,167,798 for the year ended December 31, 2021.

Operating Expenses

By far the most significant component of our operating expenses for the two years ended December 31, 2022 and 2021 were general and administrative expenses of $1,094,261 and $1,228,669, respectively. The following table sets forth the main components of our general and administrative expenses for the years ended December 31, 2022 and 2021.

	For the year ended December 31, 2022		For the year ended December 31, 2021
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$653,064	60%	$499,305	41%
Depreciation and amortization	13,838	1%	46,676	4%
Travel and accommodations	21,568	2%	10,062	1%
Rental expenses	248,628	23%	412,070	33%
Office expenses	31,317	3%	111,104	9%
Legal and professional fees	76,139	7%	66,030	5%
Audit Fee	16,000	1%	14,000	1%
Other	33,707	3%	69,422	6%
Total general and administrative expenses	$1,094,261	100%	$1,228,669	100%

Net Loss

Net loss for the year ended December 31, 2022 was $283,276 compared with a net loss of $113,496 for the same period of 2021. primarily due to the significant decrease in revenue that resulted from the COVID-19 outbreak.

Liquidity and Capital Resources

At December 31, 2022, we had approximately $84,487 in cash and a working capital deficit of $666,472 cash of $184,596 and a working capital deficit of$321,038 at December 31, 2021. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from related parties. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations and loans from related if and as needed, and other equity and debt financings as and when appropriate.

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, loans from related parties and funds raised from financing activities. As of December 31, 2022, we had $84,487 in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits. We believe that our current cash and anticipated cash flow from operations, along with loans from related parties if and when needed, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

During the year ended December 31, 2022, $128,165 net cash was used in operating activities, compared to $339,571 used in operating activities in 2021. The Company resumed business after the COVID-19 lockdown in 2020. During the year ended December 31, 2022, $3,369 was used in investing activities, as compared to $63,145 used in investing activities in 2021, and $43,488 was provided by financing activities, as compared to $283,024 provided by financing activities in 2021. The resulting change in cash for the year was a decrease of $100,109 for 2022, as compared to a decrease of $113,510 for 2021. The cash and cash equivalents balance on January 1, 2022 was $184,596, and on December 31, 2022 it was $84,487.

As of December 31, 2022, we had $1,925,246 in total liabilities, which was primarily comprised of amounts due to related parties ($704,980), non-current operating lease liabilities ($330,987), deferred revenue ($306,785) and current operating lease liabilities ($214,758), as compared to $1,476,229 in total liabilities as of December 31, 2021, which was primarily comprised of amounts due to related parties ($674,537), non-current operating lease liabilities ($291,530), deferred revenue ($119,028) and current operating lease liabilities ($162,178).

Impact of Inflation

In accordance with the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for March 2019, 2020, 2021 and 2022 were 2.3%, 4.3%, 4.4% and 5.9%, respectively. Inflation in China has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in China in the future.

Taxation

As an exempt company limited by shares, we are not subject to taxation in the Cayman Islands on income arising in or derived from other jurisdictions.

On July 3, 2019, we completed the Share Exchange whereby ZDSE, a PRC company, became our sole operating subsidiary. ZDSE is a general VAT taxpayer with a tax rate of 6%; its three branch companies are small-scale taxpayers with a tax rate of 3%. The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. Our income tax for the year ended December 31, 2021 was $9,024 and for the year ended December 31, 2022 it was $14,925.

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

Officers and Directors of the Company

Name	Age	Position
Junze Zhang	51	President, Chief Executive Officer, Secretary and Chairman of the Board
Liqin Liu	42	Chief Financial Officer
Zhongpeng Chen	52	Director

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

Ms. Liqin Liu has served as the Company’s Chief Financial Officer since December 2021. Prior to joining the Company, Ms. Liu served as Chief Financial Officer for ZTE Group Finance Co., Limited from January 2018 to November 2021. From March 2014 to December 2017, she worked as Financial Director for Zhongxing Telecommunication Equipment Corporation and from October 2006 to March 2014, she served as Financial Director for the Shenzhen Branch of the Bank of Tokyo-Mitsubishi UFJ(China) Co., Ltd. Ms. Liu holds a Bachelor’s degree in Accounting from South China University of Technology and is a Certified Public Accountant.

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

Officers, Directors and Key Employees of Zhongdehui (Shenzhen) Education Development Co., Limited

Name	Age	Positions
Qing Zuo	47	General Manager
Shaogang Yin	52	Head of SYZDH and GZZDH, Senior Consultant t

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

Compensation

The following table summarizes all compensation received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of ZDSE in the years ended December 31, 2022 and 2021.

	Compensation Paid
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Compensation(2) ($)

Junze Zhang,(4) President, CEO, Secretary and Director; General Manager of HEMC
	2021	19,535	Nil	3,358
	2022	25,025	Nil	4,291

Shijie Yu,(5) COO
	2021	11,383	Nil	2,245

Xiaoyan Xia,(6) CFO
	2021	23,366	Nil	6,109

Liqin Liu(7)
	2021	863	Nil	Nil
	2022	33,963	Nil	8,512

(1)	Expressed in U.S. Dollars based on the applicable average exchange rate as reported by xrates.com
(2)	Consists of contribution to social insurance and housing funds
(4)	Junze Zhang has been employed as General Manager of HEMC from May 1, 2018 and also has served as President, CEO, Secretary and director of the Company since July 3, 2019. Amounts shown were paid by HEMC.
(5)	Shijie Yu was employed as CEO of HEMC as of November 22, 2019 and as COO of the Company as of May 19, 2020. Mr. Yu resigned from both positions as of June 1, 2021. Amounts shown were paid by HEMC.
(6)	Xiaoyan Xia was employed as CFO of HEMC since January 2, 2020 and as CFO of the Company since May 19, 2020. Ms. Xia resigned from both positions on December 22, 2021.

(8)
(9)
(10)

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2022, other than contributions to our Provident Fund Plan as social insurance and housing provident fund, which aggregated $12,803 for officers and directors.

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

Employees

As of December 31, 2020 we employed a total of persons, of whom were employed by ZDSE.

As of December 31, 2021 we employed a total of persons, of whom were employed by ZDSE.

As of December 31, 2022 we employed a total of 49 persons, 27 of whom are employed by ZDSE.

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

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

Related Party Transactions

Pursuant to a Share Exchange Agreement dated July 2, 2019, the Company issued 300 million of its Ordinary Shares to the HGSL Shareholders, constituting 99.1% of our issued and outstanding shares after the Share Exchange. The shares were issued in exchange for 100% of the outstanding shares of Ordinary Shares of HGSL. Prior to the Share Exchange, Mr. Junze Zhang, a director of the Company, was the record and beneficial owner of 10% of the outstanding shares of HGSL and, accordingly, he received 30,000,000 Ordinary Shares of the Company pursuant to the Share Exchange.

Mr. Qing Zuo, the Chairman of the Board of ZDSE, made advances aggregating $83,409 to ZDSE during the fiscal year ended December 31, 2017. During the fiscal year ended December 31, 2018, Mr. Zuo and two companies controlled by him advanced $96,916 to ZDSE, were repaid $576 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $51,801. During the year ended December 31, 2019, Mr. Zuo and his affiliates made advances to ZDSE aggregating $147,673 and were repaid $268,748 of the total amounts advanced. Mr. Zuo did not make any advances during the year ended December 31, 2020. During the year ended December 31, 2021, Mr. Zuo advanced $15,499 to ZDSE and was repaid $8,850. During the year ended December 31, 2022, Mr. Zuo advanced $151 to ZDSE. As of December 31, 2022, and after adjusting the differences in year end exchange rates for year 2022 and 2021, Mr. Zuo was owed $6,356 by the Company. The amounts owed to Mr. Zuo and his affiliates as of December 31, 2020, 2021 and 2022 were as follows:

December 31, 2017	$83,409
December 31, 2018	$121,533
December 31, 2019	$0
December 31, 2020	$0
December 31, 2021	$6,750
December 31, 2022	$6,356

Ms. Mengling Zhang, the General Manager of ZDSE, made advances to ZDSE during the fiscal year ended December 31, 2017 in the amount of $213,867. Ms. Zhang made further advances to ZDSE during the fiscal years ended December 31, 2018, 2019 and 2020. The amounts owed to Ms. Zhang as of December 31, 2021 and 2022 were as follows:

December 31, 2017	$537,137
December 31, 2018	$36,519
December 31, 2019	$0
December 31,2020	$0
December 31,2021	$0
December 31,2022	$0

During the fiscal year ended December 31, 2018, Ms. Zhang advanced $56,612 to ZDSE, was repaid $400,222 and agreed to waive repayment and to make an additional capital contribution to ZDSE of $147,239. During the year ended December 31, 2019, Ms. Zhang advanced $13,840 to ZDSE and was repaid the amount owed to her of $50,221. Ms. Zhang did not make any advances during the year ended December 31, 2022.

As of December 31, 2018, Mr. Junze Zhang, HGSL’s President, was owed $182,093 for advances to that company. During the year ended December 31, 2019, he made advances to HGSL in the aggregate amount of $264,836 and during the year ended December 31, 2020, he advanced an additional $116,343 and was repaid an aggregate of $172,306. As of December 31, 2021, and after adjusting for differences in exchange rates, Mr. Zhang advanced an additional $95,608 to HGSL. As of December 31, 2021, and after adjusting for differences in exchange rates, Mr. Zhang was owed $667,787 by the Company. During the year ended December 31, 2022, Mr. Zhang advanced an additional $43,337 to HGSL. As of December 31, 2022, and after adjusting for differences in exchange rates, Mr. Zhang was owed $698,624 by the Company. All of the above advances are interest-free, unsecured and have no fixed repayment term.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our shares were quoted on the OTCQB under the symbol “HHEG.” However, the shares are not currently traded. The Company has filed a registration statement with the SEC under the Securities Act in order to register shares for resale that are currently held by shareholders of the Company in order for trading to occur in the future. There is no established public trading market for our shares, and there can be no assurance that a trading market will be developed and if developed that it will be sustained.

Of our 302,734,900 Ordinary Shares issued and outstanding as of April 15, 2023, 1,500 shares were held in the United States by three holders of record. We have 57 shareholders of record.

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

Not applicable

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

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) United States holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge. In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control- Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2022, there was no change in the Company’s internal control over financial reporting period covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended December 31, 2022 and December 31, 2021:

	Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 31, 2021
Audit Fees	$16,000	$14,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$16,000	$14,000

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

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Financial Statements of Huahui Education Group Limited for the years ended December 31, 2022 and 2021

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

HUAHUI EDUCATION GROUP LIMITED

Dated May 1, 2023	/s/ Junze Zhang
Junze Zhang, President, Chief Executive Officer,
and Director

Dated May 1, 2023	/s/ Liqin Liu
Liqin Liu, Chief Financial Officer

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

F-1

HUAHUI EDUCATION GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Huahui Education Group Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huahui Education Group Limited together with its subsidiaries (“the Company”) as of December 31, 2022 and 2021, and the related consolidated statements of Income (loss) and comprehensive Income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Pan-China Singapore PAC (6255)

We have served as the Company’s auditor since 2018.

Singapore

May 1, 2023

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF DECEMBER 31, 2022 AND 2021

	DEC 31, 2022	DEC 31, 2021
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	84,487	184,596
Accounts receivable	458,896	357,233
Other receivables	383,349	319,616
Prepaid expenses and other current assets	1,055	2,216
Total current assets	927,787	863,661

Non-current assets:
Leasehold improvements and equipment, net	16,371	30,397
Operating lease right-of-use assets	545,745	453,708
Total non-current assets	562,116	484,105
Total assets	1,489,903	1,347,766

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	306,785	119,028
Accounts payable, other payables and accruals	367,736	228,642
Current operating lease liabilities	214,758	162,178
Income tax payable	-	314
Amount due to related parties	704,980	674,537
Total current liabilities	1,594,259	1,184,699

Non-current liabilities:
Non-current operating lease liabilities	330,987	291,530
Total non-current liabilities	330,987	291,530
Total liabilities	1,925,246	1,476,229

Equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the year ended December 31, 2022 and 2021)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	9,851	33,455
(Accumulated loss) Retained earnings	(472,503)	(191,051)
Non-controlling interest	(1,824)	-
Total equity	(435,343)	(128,463)
Total liabilities and equity	1,489,903	1,347,766

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

	For The Year Ended DEC 31
	2022	2021
	USD	USD
Revenue	1,106,349	1,705,225
Cost of Revenue	(268,408)	(537,427)
Gross profit	837,941	1,167,798

Selling and marketing expenses	(9,466)	(7,635)
General and administrative expenses	(1,094,261)	(1,228,669)
Loss on disposal of a subsidiary	-	(42,346)
Operating loss	(265,786)	(110,852)

Other income(expenses), net	(2,565)	6,380
Loss before income taxes	(268,351)	(104,472)

Income tax expenses (benefits)	(14,925)	(9,024)
Net loss	(283,276)	(113,496)

Foreign currency translation differences	(23,604)	9,704
Total comprehensive loss for the years	(306,880)	(103,792)
Owners of the Company	(281,452)	-
Non-controlling interest	(1,824)	-

Basic and diluted loss per ordinary share	(0.00)	(0.00)

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31,2022 AND 2021

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Retained Earnings (Loss)	Non- controlling interest	Total Equity (Deficit)

Balance at January 1, 2021(audited)	30,273	(1,140)	23,751	(77,555)	-	(24,671)
Loss for the year		-		(113,496)	-	(113,496)
Foreign currency translation gain			9,704		-	9,704
Balance at December 31, 2021(audited)	30,273	(1,140)	33,455	(191,051)	-	(128,463)

Balance at January 1, 2022 (audited)	30,273	(1,140)	33,455	(191,051)	-	(128,463)
Loss for the year		-		(281,452)	(1,824)	(283,276)
Foreign currency translation gain (loss)			(23,604)			(23,604)
Balance at December 31, 2022 (audited)	30,273	(1,140)	9,851	(472,503)	(1,824)	(435,343)

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

	For The Year Ended Dec 31,
	2022	2021
	USD	USD
Cash flows from operating activities:
Net loss	(283,276)	(113,496)
Adjustments for:
Depreciation expense	15,394	45,448
Loss from disposal of furniture and equipment	-	42,346
Changes in:
Accounts receivable	(134,111)	(225,269)
Other receivables	(91,969)	(43,542)
Prepaid expenses and other current assets	1,012	66,994
Other payables and accruals	161,725	27,607
Deferred revenue	203,060	(139,659)
Net cash used in operating activities	(128,165)	(339,571)
Cash flows from investing activities:
Short term loan to a third party	-	-
Additions to leasehold improvements and equipment	(3,369)	(63,452)
Proceeds from sale of furniture and equipment	-	307
Net cash used in investing activities	(3,369)	(63,145)
Cash flows from financing activities:
Proceeds from advances from related parties	43,488	291,874
Repayment of advances from related parties	-	(8,850)
Net cash provided by financing activities	43,488	283,024
Effect of exchange rate changes on cash and cash equivalents	(12,063)	6,182
Net decrease in cash and cash equivalents	(100,109)	(113,510)
Cash and cash equivalents at the beginning of period	184,596	298,106
Cash and cash equivalents at the end of period	84,487	184,596
Supplemental disclosure of non-cash investing and financing activities:
Income tax paid	2,304	21,042
Right-of-use assets obtained in exchange for operating lease obligations	554,643	579,998

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

1. DESCRIPTION OF BUSINESS

HUAHUI EDUCATION GROUP LIMITED, formerly DUONAS CORP. (“HHEG Nevada” or “Nevada Company”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

A change of control took place on November 2, 2017 from Vladyslav Beinars. Control was obtained by the sale of 2,000,000 shares of Nevada Company common stock by Vladyslav Beinars to Zhongpeng Chen, Shuiyu Zhong, Xihan Huang, Meihua Zhuang, Peina Huang, Yanru He, Yin Ao, Zhanpeng Fang, Liming Huang, Chuhong Huang, Xiaodong Du, Qiaohong Xie, Lizhen Huang, Liyu Zhang, Chuhua Chen, Meina Xie, Meiyun Wang, Ning Xie, Lirong Zhang, Chan Li, Qiongju Ou, Xijuan Huang, Yihao Chen, Huilin Chen, Yulan Chen, Yixiong Chen, Qixia Yao, Baoquan Huang, Wei Xiong, Changli Huang and Wu Lin. In connection with the transaction, Vladyslav Beinars released the Company from all debts owed.

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

Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”) was established on December 29, 2020 and Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”) was established on December 28, 2020. SYZDH has taken over the business of ZDSE’s Shenyang branch and GZZDH has taken over the business of ZDSE’s Guangzhou branch. On February 26, 2021, ZDSE’s Shenzhen Branch established a wholly-owned subsidiary, Shenzhen Zhengxinhui Education Technology Co., Limited, which was sold to an unrelated third party on June 28, 2021. Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”) was established as of April 14, 2022, engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients include executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

Shenzhen Huahui Media Technology Co., Ltd. (“HHMT”) was established in August 25,2020. HHMT’s business includes cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment, and technology development and sales, leasing, and door-to-door integration of multimedia teaching systems installation, and on-site maintenance. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. SJMC’s principal business is essentially the same as that of HHMT, including cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment, and technology development and sales, leasing, and door-to-door integration of multimedia teaching systems installation, and on-site maintenance. In addition, Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), which was established on March 28, 2017 and previously conducted only minor operations providing administrative services for the Company, commenced providing consulting services on November 1, 2020.

Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. JEMT started operation in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills

Shandong Yuli Big Data Technology Co., Limited (“SDYL”) was incorporated in the PRC on December 14, 2021, and is an 80% owned subsidiary of HSEC. Twenty percent of SDYL’s shares are owned by SYDL’s Legal Representative, Xinwen Yang. SDYL’s business model of “HR Technology + Platform + Service” utilizes human resources (“HR”) technology to build a HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL started operation in May 2022.

As of December 31, 2022, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%	Holding company
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%	Holding company
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%	Holding company
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%	Holding company
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%	Holding company
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January 19, 2016	June 27, 2018	PRC	100%	Educational services
Huahui Technology (HK) Co., Limited (“HTHK”)	March 25, 2020	N/A	Hong Kong	100%	Holding company
Huahui (Shenzhen) Education Technology Co., Ltd (“HETC”)	July 8, 2020	N/A	PRC	100%	Holding company
Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”)	July 8, 2020	N/A	PRC	100%	Holding company
Shenzhen Huahui Media Technology Co., Ltd.(“HHMT”)	August 25, 2020	N/A	PRC	100%	Event planning and production; business planning
Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”)	December 28, 2020	N/A	PRC	100%	Educational services
Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”)	December 29, 2020	N/A	PRC	100%	Educational services
Shenzhen Jiarui Media Co.,Limited(SJMC)	June 4, 2021	N/A	PRC	100%	Conference and exhibition planning
Shangdong Yuli Big Data Technology Co., Limited (SDYL)	December 14, 2021	N/A	PRC	80%	Investment holding
Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”)	April 14, 2022	N/A	PRC	100%	Educational services

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The Company incurred net loss of $283,276 for the years ended December 31, 2022. As of December 31, 2022, the Company had net current liabilities of $   and a shareholder equity deficit of $435,343. Net cash used in operating activities was $128,165.

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

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at December 31, 2022 and 2021.

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

(g) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2022 and 2021.

(h) Value added tax (“VAT”)

Since May 1, 2016, all taxpayers, including ZDSE, are subject to value-added tax (“VAT”) instead of business tax. VAT small-scale taxpayers are subject to a VAT rate of 3%, with the exception of VAT small-scale taxpayers with monthly sales of less than RMB 100,000, which are exempt from VAT according to notice No. 13 (2019), effective as of January 1, 2019.

To support the novel coronavirus pneumonia prevention and control and accelerate the resumption of work, the VAT rate for small-scale taxpayers having monthly sales of in excess of RMB 100,000 was reduced from 3% to 1%, while VAT small-scale taxpayers with monthly sales of less than RMB 100,000 continue to be exempt from VAT. In order to further support the development of small and micro enterprises, the Ministry of Finance and the State Administration of Taxation announced on March 31, 2021 that any small-scale VAT taxpayer with monthly sales of less than RMB150,000 will be exempted from VAT from April 1, 2021 to December 31, 2022. Further, in accordance with The Announcement of Ministry of Finance and State Taxation Administration on Exemption of VAT for VAT Small-scale Taxpayer (No. 15, 2022), effective from April 1, 2022 to December 31 2022, VAT small-scale taxpayers, regardless of monthly sales, are exempt from VAT but are subject to a 3% tax rate for assessable income.

Currently, of all the operating subsidiaries of the Company, with the exception of SDYL, which is a general taxpayer and subject to a VAT rate of 6%, are small-scale taxpayers and subject to a VAT rate of 3% but are exempt from VAT payments.

(i) Income Recognition

Recognition of Revenue

The primary sources of our revenues are as follows:

(a)	Coach course service revenue

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $306,785 and $119,028 of deferred revenue as of December 31, 2022 and 2021, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

(b)	Conference and exhibition planning service revenue was derived from HHMT which was established on August 25, 2020. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. Conference and exhibition planning service revenue in 2022 was $292,273. As conference and exhibition planning service revenue is more than 26% of total revenue in 2022, a segment report is included at Note 13, below.

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

(c)	Consulting service income is recognized when the services rendered, HEMC commenced business operations in the second half of 2020.Consulting service revenue in 2022 was $17,698. Consulting revenue was less than 1.6% of the total revenue in 2022.

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

(k) Earnings Per Share

The Company reports earnings per share in accordance with ASC 260 “Earnings Per Share”, which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the reporting period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. Further, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of a basic and diluted earnings per share shall be adjusted retrospectively for all periods presented to reflect that change in capital structure.

The Company’s basic earnings per share is computed by dividing the net income available to holders by the weighted average number of the Company’s Ordinary Shares outstanding. Diluted earnings per share reflects the amount of net income available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive Ordinary Shares as of December 31, 2022.

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

The exchange rates utilized are as follows:

	2022	2021
Year-end RMB exchange rate	6.9091	6.3551
Average annual RMB exchange rate	6.7131	6.4522

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(m) Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Over 99% of the Company’s cash and cash equivalents are in RMB as of December 31, 2022 and 2021, respectively.

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

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses. The Company did not record uncertain tax positions as of December 31, 2022 and 2021 as the amounts were immaterial.

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

As of December 31, 2022, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts Receivable represent tuition fees due from customers, typically are collected within a short period of time. Other receivables mainly represent short-term loans to other companies with interest charged, rental and utilities deposit. Management believes it has no significant risk related to its concentration within its accounts receivable.

The Company did not have any customers constituting 10% or more of the net revenues during the year ended December 31, 2022.

(s) Share Capital

Incremental costs directly attributable to the issue of Ordinary Shares are recognized as a deduction from equity.

(t) Recent accounting pronouncements

Recent accounting pronouncements adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard resulted in the recognition of right-of-use assets of $545,745 and operating lease liabilities of $545,745 as of December 31, 2022.

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

3. LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	2022	2021
Furniture and education equipment	$22,917	$22,731
Computer equipment and software	68,248	72,718
Leasehold improvements	73,135	79,511
	$164,300	$174,960
Less: accumulated depreciation	(147,929)	(144,563)
	$16,371	$30,397

Depreciation expense for the years ended December 31, 2022 and 2021 was $15,394 and $45,448, respectively. The Company did not record any long-lived asset impairment losses during the years ended December 31, 2022 and 2021.

4. ACCOUNTS RECEIVABLE

The Accounts receivable and allowance balances at December 31, 2022 and 2021 are as follows:

	2022	2021
Accounts receivable	$458,896	$357,233
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$458,896	$357,233

No allowance for doubtful accounts was made for the years ended December 31, 2022 and 2021.

5. OTHER RECEIVABLES

Other receivables mainly comprise short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd. and rental and utilities deposits paid for the Guangzhou and Liaoning office which are fully refundable.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets mainly represent prepaid consultancy fees for professional advice on business expansion plan.

7. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	2022	2021
Accounts payable (a)	$136,302	$96,154
Accrued payroll and welfare payable	85,229	50,949
VAT and other taxes payable	14,067	2,895
Others (b)	132,138	78,644
	$367,736	$228,642

(a)	Accounts payable primarily include supplier’s service charge to HHMT and SJMC.
(b)	Others primarily include office rental and miscellaneous expenses payable.

8. INCOME TAXES

Cayman Islands

The Company’s parent entity, In February 2019, HHEG Nevada was redomiciled from Nevada to the Cayman Islands. HHEG Cayman is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the year ended December 31, 2022 and 2021.

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, HGSL and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in Seychelles has been made as HGSL and HGCL had no taxable income for the years ended December 31, 2022 and 2021.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the years ended December 31, 2022 and 2021.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

ZDSE, HHMT and SJMC enjoy a preferential tax rate of 2.5% for the years ended December 31, 2022 and 10% for the year ended December 31, 2021.

Income tax expense (benefits)

	2022	2021
Current tax expense	$14,925	$9,024
Deferred tax expense (benefits)	-	-
	$14,925	$9,024

Income taxes of ZDSE, JEMT, HHMT and SJMC are accrued at the tax rate of 2.5%. The deferred income tax assets of ZDSE are calculated according to the preferential tax rate of 5% for the years ended December, 2022.

	2022	2021
Loss before tax	$(268,351)	$(104,472)
Tax (credit) calculated at statutory tax rate (25%)	(67,087)	(26,118)
Valuation allowance	82,012	35,142
	$14,925	$9,024

The Company’s other subsidiaries have not recognized deferred income tax assets as of December 31, 2022 and 2021.

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

Financial position of Zhengxinhui	June 28, 2021, date of disposal
Current assets	$3
Non-Current assets	$42,653
Net Assets	$42,656
Cash Consideration	$310
Loss on disposal	$42,346

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

The Company leased various training centers in the PRC. Rent expense for the year ended December 31, 2022 was $248,628. The Company has two operating leases with lease terms of more than one year, which are classified as operating leases. The longest lease term expires in September 2025. There are no residual value guarantees and no restrictions or covenants imposed by the lease. The Company has $545,745 of right-of-use assets, $214,758 in current operating lease liabilities and $330,987 in non-current operating lease liabilities as of December 31, 2022

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

	As of Dec 31, 2022	As of Dec 31, 2021
Within 1 year	235,961	249,384
After 1 year but within 5 years	343,465	311,561
Total lease payments	579,426	560,945
Less: imputed interest	(33,681)	(107,237)
Total lease obligations	545,745	453,708
Less: current obligations	(214,758)	(162,178)
Long-term lease obligations	330,987	291,530

Other information:

	For year ended
	Dec 31, 2022	Dec 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating lease	198,874	323,509
Right-of-use assets obtained in exchange for operating lease liabilities	554,643	579,998
Remaining lease term for operating lease (years)	0.25 to 2.75	0.25 to 3.75
Weighted average discount rate for operating lease	4.75%	4.75%

11. RELATED PARTIES TRANSACTIONS

(a) The Company had the following balances due to related parties:

	Relationship	Dec 31, 2022	Dec 31, 2021
Junze Zhang	Shareholder and director of the Company	698,624	667,787

Qing Zuo	Chairman of the Board of ZDSE since December 20, 2018	6,356	6,750
Total		$704,980	$674,537

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

From time to time, majority shareholder and general manager of the Company advanced funds to the Company for working capital purpose.

(b) Transactions

	For the years ended December 31,
	2022	2021
Repayment to related parties
Hengqing Investment Consultation(SZ) Partnership Business (LP)	-	-
Henghui Investment Consultation(SZ) Partnership Business (LP)	-	-
Qing Zuo	-	8,850
Junze Zhang	-	-
Mengling Zhang	-	-
Zihua Wu	-	-
	$-	$8,850

Cash advance from related parties
Hengqing Investment Consultation (SZ) Partnership Business (LP)	$-	$-
Qing Zuo	151	15,499
Junze Zhang	43,317	276,375
Mengling Zhang	-	-
Zihua Wu	-	-
	$43,488	$291,874

12. RESERVES

(a)	Statutory reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2022 and 2021, the Company did not accrue any statutory reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

13. SEGMENT DATA

The company shows the financial operation and asset according to three business segments:

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

(d) Human resources outsourcing service revenue projects include: HR Technology + Platform + Service” utilizes HR technology to build an HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website.

Specific structure information in 2022 sees table below:

	Education and training	Exhibition planning service	Consulting service	Human resources outsourcing service	Totals
Revenue from external customers	796,257	292,273	17,698	121	1,106,349
Intersegment revenue	-	-	-		-
Interest income	122	2	10	27	161
Interest expense	1,876	260	2,957	51	5,144
Depreciation and amortization	15,028	-	366	-	15,394
Operating income (loss)	(9,594)	96,701	(343,756)	(9,137)	(265,786)
Segment assets	749,015	444,895	207,487	88,506	1,489,903
Expenditures for segment assets	3,369	-	-		3,369

