Form 20-F
period 2023-12-31
Huahui Education Group Ltd
filed 2024-09-17
CIK 1680935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 901, 9th Floor, Investment Bank Building,

115 Fuhua 1st Road, Futian District,

Shenzhen, Guangdoang Province, China 518000

(Address of principal executive offices)

Shufang Zeng, President

Tel: (86) 18126438481

Email: hheg@hh-edu.net

Room 901, 9th Floor, Investment Bank Building

115 Fuhua 1 st Road, Futian District

Shenzhen, Guangdoang Province, China 518000

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

302,734,900 Ordinary Shares, $0.0001 par value, at December 31, 2023

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

Emerging Growth Company ☐

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

Yes ☐ No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 20-F, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Securities Act and the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies and prospects, and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. These forward-looking statements include, but are not limited to:

●	our operations and business prospects;
●	our business and operating strategies and our ability to implement such strategies;
●	our ability to develop and manage our operations and business;
●	competition for, among other things, capital, technology and skilled personnel;
●	our ability to control costs;
●	changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and
●	all other risks and uncertainties described in “Item 3.D. Key Information-Risk Factors.”

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information-Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

In this Annual Report, “China” and “PRC” refer to all parts of the People’s Republic of China other than the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” and the “Company” refer to Huahui Education Group Limited, a holding company incorporated in the Cayman Islands with no material operations of its own. As a holding company with no material operations of our own, we conduct operations in China through our 13 subsidiaries as described below (collectively, the “Subsidiaries”). All of our Subsidiaries are organized under the laws of the PRC. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars and “RMB” are to Chinese Renminbi.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands and have holding company subsidiaries in the Seychelle Islands and Hong Kong. All of our operations are controlled or conducted through indirect Subsidiaries in the People’s Republic of China (the “PRC” or “China”). Our corporate structure does not contain any variable interest entities. We are not a Chinese operating company and our structure involves unique risks to investors.

Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) is engaged in professional management coaching, including researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness.

Shenzhen Huahui Media Technology Co., Limited (“HMTC”) provides event planning and production services.

Huahui (Shenzhen) Education Management Co., Limited (“HEMC”) is focused on coaching, management solution consulting and event planning services.

Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) is a management solution consulting services provider.

Shandong Yuli Big Data Technology Co. Limited (“SDLY”) is a human resource management consulting company.

Zhongdehui (Shenyang) Education Consulting Co., Ltd. (“ZSEC”) provides stage design, development and production services.

Shenzhen Jiarui Media Co., Ltd. (“SJMC”) provides stage design, development and production services.

Huahui (Huaian) Education Equipment Technology Co., Limited(“HHHA”) in the PRC on February 01 2024, and is an 100% owned subsidiary of HETC. Its main business scope includes the manufacturing of sports goods and equipment, the sales of dedicated instruments for teaching, the R&D and sales of intelligent robots, and the sales of AI hardware and stationery.

Another 5 Subsidiaries do not carry out any substantial business other than maintaining the corporate existence.

Corporate Structure

The following chart sets forth our corporate structure:

We were originally incorporated in Nevada under the name “Duonas Corp.” Effective February 26, 2019, we changed our domicile from Nevada to the Cayman Islands by merging into our wholly owned Cayman Islands subsidiary, Huahui Education Group Limited. As a result of the redomiciliation our name was changed to Huahui Education Group Limited. On July 3, 2019, we completed a share exchange with Huahui Group Stock Limited (“HGSL”), a Seychelles company limited by shares, and HGSL’s shareholders. As a result, HGSL became a wholly owned subsidiary of our company. Huahui Education Group Limited is the public company in which investors hold our Ordinary Shares and as a holding company does not conduct any of our operations. Our operations subsequent to July 3, 2019 consist of the operations of HGSL and its subsidiaries.

All of our subsidiaries, except for SDLY (an 80% owned subsidiary), are wholly-owned. A listing identifying the place of incorporation, type of legal entity and our ownership interest in each of the subsidiaries follows:

●	HGSL was incorporated under the laws of the Republic of Seychelles on May 17, 2017 and became a wholly owned subsidiary of our company in July 2019 as a result of a share exchange described above.
●	Huahui Group Co., Limited (“HGCL”) was formed under the laws of the Republic of Seychelles by HGSL on May 29,2017.
●	Huahui Group (HK) Co., Limited (“HGHK”) was incorporated in Hong Kong by HGSL on January 4, 2017 as a limited liability holding company.
●	HEMC was formed under the laws of the PRC by HGHK on March 28, 2017.
●	Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”) was formed under the laws of the PRC by HEMC on January 5, 2018. .
●	ZDSE was formed under the laws of the PRC on January 19, 2016. HSEC currently owns 100% of the share of ZDSE.
●	ZGEC was formed under the laws of the PRC by ZDSE on December 28, 2020.
●	ZSEC was formed under the laws of the PRC by ZDSE on December 29, 2020.
●	HMTC was formed under the laws of the PRC by HSEC , on August 25, 2020 and commenced operations in August 2020.
●	SJMC was formed under the laws of the PRC by HHMT on June 4,2021 and commenced operations in 5 August,2021.
●	JMET was formed under the laws of the PRC by HSEC on July 28, 2020 and commenced operations in June 2022.
●	SDYL was formed under the laws of the PRC by HSEC on December 14, 2021and commenced operations in May 2022.
●	Huahui Technology (HK) Co., Limited (“HTCL”), a Hong Kong corporation was formed in March 2020 by HGCL.
●	Huahui (Shenzhen) Education Technology Co., Limited (“HETC”) was formed under the laws of the PRC by HTCL on July 8, 2020.
●	HHHA was formed under the laws of the PRC on February 1, 2024 by HETC.
●	Huahui (Nancheng) Education Equipment Technology Co., Limited(“HHNC”) was formed in the PRC on February 5, 2024 by HETC.

Significant Factors Relating to PRC Government Oversight of Our Operating Businesses.

Our company and its Subsidiaries face various risks and uncertainties related to doing business in the PRC. For example, we face risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer securities to investors, or adversely affect the value of such securities. For a detailed description of risks related to doing business in China, see “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the PRC, could result in a material adverse change in our operations and the value of our Ordinary Shares. For more details, see “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China-Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Recent Regulatory Developments in China

The PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of China and over foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including enforcement actions against illegal activities in the securities market, enhancing supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, in July 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities (the “Securities Opinions”) which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. In November 2021, the Cyberspace Administration of China (the “CAC”) deliberated and adopted the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) Art.7 of the “Cybersecurity Review Measures provides that “An online platform operator who have more than 1 million users’ personal information must report to the Cybersecurity Review Office for cybersecurity review when going public abroad.” On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five relevant guidelines, which became effective on March 31, 2023, requiring the Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC.

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

The Holding Foreign Companies Accountable Act

In December 2021, the SEC adopted rules to implement the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA includes requirements for the SEC to identify issuers who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction (“Commission-Identified Issuers”). The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s independent registered public accounting firm for three consecutive years since 2021, the SEC shall prohibit the issuer’s securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States. In December 2022, the Accelerating Holding Foreign Companies Accountable Act amended the HFCAA to shorten the three-year period to two years.

In August 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. PCAOB staff members conducted on-site inspections and investigations from September to November 2022, and in December 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and confirmed that until such time as the PCAOB issues any new determination, there are no Commission-Identified Issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

Pan-China Singapore PAC (“Pan-China Singapore”), the independent registered public accounting firm that issued the audit report included in this Annual Report, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, we are not at risk of having our securities be subject to a trading prohibition under the HFCAA. If in the future the PCAOB is unable to conduct inspections of our auditors’ work papers in the PRC it would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Permissions Required from the PRC Government Authorities for Our Operations

Our operations in the PRC are governed by PRC laws and regulations. We are required to obtain various operating licenses and permits for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.-”If we fail to obtain and maintain the licenses and approvals required for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected”. We believe our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities for our business operations in China. Given the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.

Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business. As of the date of this annual report, we and our PRC subsidiaries have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission (the “CSRC”), have not been required to go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and have not received nor have been denied such requisite permissions by the CSRC or the CAC. On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. As our securities are not listed on an exchange, we are subject to this requirement.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of rules in this regard, the interpretation and implementation of most of which are subject to changes. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general in the future and whether we will be required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares.”

Cash Flows through Our Organization

We are a Cayman Islands holding company with no operations of our own. We conduct our operations in China through our subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to our Company’s shareholders and to service any debt we may incur will depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.”

Under PRC laws and regulations, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. Furthermore, cash transfers from our PRC subsidiaries to entities outside of PRC are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our subsidiaries by the PRC government on such currency conversion. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may affect the value of your investment.”

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration. For the years ended December 31, 2021, 2022 and 2023, we received no payments from our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, we did not provide any loans to our subsidiaries.

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

Risks Related to Our Business

●	There are doubts about our ability to continue as a going concern.

●	We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Shares.

●	We intend to expand our operations and enter into new business areas such as in intelligent devices for schools, where we have limited experience.

●	We have incurred net losses in the past, and we may not be able to maintain profitability in the future.

●	We have identified material weaknesses in our internal control over financial reporting.

●	If our strategy is successful, we envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our Subsidiaries’ growth.

●	We may not be able to raise the additional capital necessary to execute our expansion plans and our business strategies, which could result in the curtailment of the operations of our present and future subsidiaries.

●	We will be required to hire and retain skilled managerial, IT, sales and marketing and coaching personnel.

●	We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

●	Our coaching and management consulting business depends on ZDSE’s brand recognition. If ZDSE is unable to maintain its reputation and enhance its brand recognition, our business and operating results may be materially and adversely affected.

●	Competition in our markets is intense

●	Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

●	We could incur additional liabilities and our reputation could be damaged if we do not protect client data or if our information systems are breached.

●	Our businesses are sensitive to general economic conditions.

●	Cybersecurity risks and the failure to maintain the integrity of data belonging to our company, employees and customers could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

●	Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 outbreak.

●	There may be conflicts of interest between our management and our shareholders.

We do not have any business insurance coverage in China.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

●	If for any reason we were to fail to meet the audit requirements of the HFCAA for two consecutive years, we may be prohibited from listing our securities on a national securities exchange, including Nasdaq, or on over-the-counter markets in the United States, which could adversely affect the market price of our Ordinary Shares and our ability to raise capital.

●	Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there.

●	The filing or other procedures with, the CSRC or other Chinese regulatory authorities may be required in connection with issuing our equity securities to foreign investors under Chinese law. We cannot predict whether we will be able, or how long it will take us, to complete such filing or other procedures. If we fail to complete a filing with the CSRC, our future offering application may be impacted and we may be subject to penalties, sanctions and fines imposed by the CSRC.

●	PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and may prevent the use of our funds held in the PRC or Hong Kong or by a PRC or Hong Kong entity to fund our operations or for use outside of the PRC or Hong Kong.

●	The Chinese government may exert substantial influence over the manner in which our Subsidiaries conduct their business operations in China.

●	China’s economic policies could affect our Subsidiaries’ businesses.

●	Changes to PRC tax laws may subject us to greater taxes.

●	Chinese regulations relating to overseas investment by Chinese residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

●	We do not have any business insurance coverage in China.

Risks Related to Our Ordinary Shares

●	There is currently no trading market for our Ordinary Shares.

●	Enforcement actions by FINRA will make it difficult for investors to dispose of their Ordinary Shares as long as they remain an OTC security.

●	We may not be able to achieve secondary trading of our Ordinary Shares in certain states because our Ordinary Shares are not nationally traded, which could subject our shareholders to significant restrictions and costs.

●	Our Ordinary Shares are subject risks relating to low priced stocks

●	We do not intend to pay dividends.

●	Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

●	The ability of our Board of Directors to issue preferred shares and adopt any anti-takeover provisions may depress the value of our Ordinary Shares.

●	We are controlled by Feier Co. Limited, whose interest may differ from those of the other shareholders.

Certain Legal Consequences of Foreign Incorporation and Operations

●	Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

●	Our shareholders do not have the same protections or information generally available to shareholders of U.S. corporations because the reporting requirements for foreign private issuers are more limited than those applicable to public corporations organized in the United States.

●	Judgments against the Company and management may be difficult to obtain or enforce.

Risks Related to Our Business

There are doubts about our ability to continue as a going concern.

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

The limited operating histories of our Subsidiaries makes it difficult to evaluate their future prospects and results of operations.

Our Subsidiaries have limited operating histories. You should consider our Subsidiaries’ future prospects in light of the risks and uncertainties experienced by early-stage companies. Some of these risks and uncertainties relate to their ability to:

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

If our Subsidiaries are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We have incurred net losses in the past and we may not be able to maintain profitability in the future.

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of incurring net losses and we may not achieve or maintain profitability in the future. We experienced net losses of $12669,$283,276 and $113,496 for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $509,717.We cannot predict when or whether we will reach or maintain profitability. We expects our operating expenses to increase in the future as we continue to invest for our future growth, which may negatively affect our results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our ability to initiate a trading market in our Ordinary Shares.

We have identified material weaknesses in our internal control over our financial reporting. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we do not have a financial expert on U.S. GAAP in top management; (ii) we do not have an audit committee; and (iii) we do not have standard procedures for all accounting cycles. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

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

We intend to expand our operations and enter into new business areas including intelligent devices  for schools, smart teaching solutions, where we have limited experience. We will likely face competition from entities more familiar with those businesses, and our efforts may not succeed.

We intend to expand our operations and enter into new business areas where we do not have any experience or have limited experience including, engaging in trading in precise instruments such as sensors attached to surveillance cameras, education equipment and smart teaching solutions such as AI analysis of student behaviors. These areas are new to our personnel, and we cannot be assured that the markets for these services will develop or that we will be able to compete effectively or will generate significant revenues in these new areas. Competitors operating in these potential new business areas may have substantially greater financial and other resources and more experience in these business areas. There can be no assurances that if we enter into any of the new business areas, the market will accept our offerings, or that such offerings will generate significant revenues for us.

If our strategy is successful, we envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our Subsidiaries’ growth.

If our strategy succeeds, we envision a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our Subsidiaries’ businesses will require significant investments of capital and management’s close attention. Our ability to effectively manage our Subsidiaries’ growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, IT, sales and marketing, coaching and other personnel; we may be unable to do so. In addition, our failure to successfully manage our Subsidiaries’ growth could result in their sales not increasing commensurately with capital investments. If we are unable to successfully manage our Subsidiaries’ growth, we may be unable to achieve our goals.

We may not be able to raise the additional capital necessary to execute our expansion plans and business strategies, which could result in the curtailment of the operations of our current and future subsidiaries.

We will need to raise additional funds to fully fund our expansion plans and the growth of our existing operations. We have no current arrangements with respect to sources of additional financing and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our Subsidiaries’ operations. If any future financing involves the sale of equity securities, the Shares held by our shareholders could be substantially diluted. If we borrow money or issue debt securities, we will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that we may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our and our Subsidiaries’ business plans and would require us to delay, scale back or eliminate certain of their operations.

We will be required to hire and retain skilled managerial, IT, sales and marketing and coaching personnel.

Our continued success depends in large part on our ability to attract, train, motivate and retain qualified management, IT, sales and marketing and coaching personnel. Any failure to attract and retain the required managerial, technical, sales and coaching personnel that are integral to our Subsidiaries’ business may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons and the loss of skilled coaches or managerial, technical or sales personnel would adversely affect us.

We are currently dependent on our primary Subsidiaries for our revenue.

Although we currently have a total of 17 subsidiaries, we are essentially dependent on ZDSE, HHMT, SDLY and HEMC for our revenue For the year ended December 31, 2023, the Company derived approximately 29.6% of its revenue from ZDSE, 40.2% from HHMT, 13.3% from SDYL, 9.6% from HEMC and the remaining 7.3% from JEMT Accordingly, our financial condition and results of operations are, and will continue to be, directly tied to those of our Subsidiaries unless and until our other subsidiaries commence generating significant revenue. There can be no assurance that any of our subsidiaries will generate net income at any future time.

We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to lawsuits from time to time arising in the ordinary course of our business. The expense of defending ourselves against such litigation may be significant. The amount of time to resolve these lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on our business, results of operations and cash flows.

Our coaching and management consulting business depends on our Company’s brand recognition. If our Company is unable to maintain its reputation and enhance its brand recognition, our business and operating results may be materially and adversely affected.

Our Company’s track record in providing quality coaching services will determine whether our Company becomes recognized as a leading brand in the industry. We believe that market recognition of our Company’s brand is a key factor to ensuring our future success. As our Company continues to grow in size and broaden the scope of its programs and services, it may become increasingly difficult to maintain the quality and consistency of the services it offers, which may negatively impact its brand and the popularity of its products and services. If our Company fails to maintain and increase its client base our revenues may decline, and we may not be able to attain profitability.

The success of our Company’s business depends largely on the number of its clients. Therefore, our Company’s ability to continue to attract new clients and to retain existing clients is critical to its continued success and growth. our Company’s client enrollment is affected by several factors, including its ability to develop new program materials and improve existing modules, expand its geographic reach, manage its growth while maintaining consistent and high coaching and service quality, effectively market and precisely target its services to a broader base of prospective clients and respond effectively to competition. If our Company is unable to continue to attract a sufficient number of new clients or to retain existing clients, its revenues may decline and it may not be able to sustain profitability, either of which could have a material adverse effect on our business, financial condition and results of operations.

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security or natural disasters may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, our networks and IT infrastructure have not been the subject of any cyber-attacks. However, we cannot assure that we will not be the subject of such attacks in the future or that we will be able to react in a timely manner in the future, or that our remediation efforts following future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

Our Subsidiaries’ businesses are sensitive to general economic conditions.

Our Subsidiaries’ businesses may be negatively affected by a downturn in general economic conditions and rising labor and material costs in China. Furthermore, a serious and/or prolonged economic downturn combined with a negative or uncertain political climate could adversely affect their clients’ financial condition and the amount they are able to spend for such services. These conditions may reduce the demand for our Subsidiaries’ services or depress the pricing of those services and have an adverse impact on our results of operations. Changes in global economic conditions may also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Such economic, political and client spending conditions are influenced by a wide range of factors that are beyond our control and that we have no comparative advantage in forecasting. If we are unable to successfully anticipate these changing conditions, we may be unable to effectively plan for and respond to those changes, and our business and results of operations would be materially adversely affected.

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

Our Subsidiaries are located in China, as are all of their employees and customers. Our business has been and may continue to be adversely impacted by the COVID-19 outbreak. To reduce the spread of COVID-19, the Chinese government employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to the outbreak, ZDSE (our primary operating subsidiary) had to temporarily suspend offline teaching and conduct all of its coaching and student support activities online. As a result of the epidemic, ZDSE’s revenues in 2020 fell by 48% compared to 2019, its revenues in 2021 fell by 52% compared to 2019. In addition, lockdown measures and travel restrictions impeded ZDSE’s ability to expand its coaching network. We resumed routine operations on June 1, 2020; however, due to recurrences of the coronavirus in China, ZDSE’s revenues in 2022 were 67% below its revenue for the fiscal year ended December 31, 2019.

Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economies in general. The Company will continue to pay close attention to the development of the coronavirus epidemic situation and evaluate and actively respond to other possible impacts on the Company’s financial situation and operating results. We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate against and they could adversely affect our business, financial condition and results of operations.

There may be conflicts of interest between our management and our shareholders.

Conflicts of interest may create the risk that our officers and directors may have an incentive to act adversely to the interests of the Company. A conflict of interest may arise between our officers and directors’ personal pecuniary interests and their fiduciary duty to our shareholders.

Risks Related to Doing Business in the People’s Republic of China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, regulation on foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant influence over the PRC’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government regulation on capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to adjust the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Recent statements by the PRC government have indicated an intent to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Currently, these statements and regulatory actions have had no impact on our daily business operations. However, since these statements and regulatory actions are new, it is highly uncertain how the legislative or administrative regulation making bodies will further respond and what existing or new laws or regulations or detailed implementations and interpretations will be further modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list our securities on a U.S., Hong Kong, or other stock exchanges. There are still substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in practice and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

All of our business operations are currently conducted in the PRC, under the jurisdiction of the PRC government. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and regulation on foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources.

If for any reason we were to fail to meet the audit requirements of the HFCAA for two consecutive years, we may be prohibited from listing our securities on a national securities exchange or on over-the-counter markets in the United States, which could adversely affect the market price of our Ordinary Shares and our ability to raise capital.

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

In 2021, the PCAOB issued a Determination Report, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. In December 2022, the PCAOB vacated its determination that it was unable to inspect and investigate PCAOB-registered public accounting firms in mainland China. As a result, until such time as the PCAOB issues a new determination, the SEC has determined that there are no issuers currently at risk of having their securities subject to a trading prohibition under the HFCAA. Although we are not currently at risk of delisting pursuant to the HFCAA, if the PCAOB were to issue a new determination regarding limitations on its ability to inspect or investigate our independent auditor and we were to fail to meet the audit requirements of the HFCAA for two consecutive years, our securities may be prohibited from trading on a national securities exchange or over-the-counter market in the United States, and this could result in our Common Stock being delisted from Nasdaq. Delisting of our Common Stock would force holders to sell their shares of our Common Stock. The foregoing could adversely affect the market price of our Common Stock and our ability to raise capital. The market price of our Common Stock could be adversely affected as a result of anticipated negative impacts of such legislative or executive actions upon, as well as negative investor sentiment toward, companies with significant operations in mainland China and Hong Kong that are listed in the United States, regardless of whether such actions are implemented and regardless of our actual operating performance.

Pan-China Singapore, the independent registered public accounting firm that issued the audit report included in this Annual Report, is subject to PCAOB inspections. Pan-China Singapore is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether other regulatory authorities will apply additional or more stringent criteria to us.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Such loans and capital contributions to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local branch. Information about capital contributions to our PRC subsidiaries must be filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated Circular 28, which stipulates that non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds on the premise that the Negative List is not violated and the projects invested thereby in China are true and compliant. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

The Chinese government may exert substantial influence over the manner in which our Subsidiaries conduct their business operations in China.

The Chinese government has exercised, and continues to exercise, substantial influence on virtually every sector of the Chinese economy through regulation and state ownership. Our Subsidiaries’ ability to conduct their operations in China may be harmed by changes in its laws and regulations, including those relating to regulation of the coaching, business planning and event planning and production industries, taxation and other matters. We believe that our Subsidiaries’ operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which our Subsidiaries’ operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on their part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on us and our business.

China’s economic policies could affect our businesses.

Substantially all of our assets are located in China and all of our revenue is derived from our Subsidiaries’ operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our Subsidiaries’ business and operating results, lead to reduction in demand for their services and adversely affect their competitive positions. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government regulation on capital investments or changes in tax regulations.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant regulation on China’s economic growth through the allocation of resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

In accordance with the relevant laws and regulations in the PRC, our Subsidiaries are required to maintain various approvals, licenses and permits to operate their businesses, including but not limited to, business licenses. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. As of the date of this Annual Report, our Subsidiaries have received all necessary governmental approvals for operations in the PRC and have not been denied any such approvals. For further discussion, including the possible consequences for non-compliance, see “Regulations in China Applicable to our Business.”

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

There are uncertainties regarding the interpretation and enforcement of Chinese laws, rules and regulations.

All of our operations are conducted in China through our Chinese subsidiaries. Our Chinese subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The Chinese legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Furthermore, China’s legal system is still developing. The laws, rules and regulations are subject to interpretation and enforcement by PRC regulatory agencies and courts. In particular, on account of the relatively new implementation of certain laws, rules and regulations, the non-precedential nature of court decisions, and the discretion such laws, rules and regulations give to the relevant regulator in enforcement, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent. In addition, the legal system is based in part on government policies and rules which may quickly be amended from time to time. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China. In China, there are legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory, which may increase the difficulties you face in protecting your interests. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection. These uncertainties may impede our ability to enforce the contracts we have entered and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has announced its plans to enhance its regulatory oversight of China-based companies listed overseas and cross-border law enforcement cooperation. There are uncertainties with respect to the interpretation and implementation of the Securities Opinions and the Overseas Listing Trial Measures. The PRC government may promulgate relevant laws, rules and regulations to impose additional obligations and liabilities on overseas listed China-based companies regarding data security, cross-border data flow, and compliance with China’s securities laws. As a company with operations in China and stock listings in and outside of China, it is uncertain whether or how these laws, rules and regulations and their interpretation and implementation may affect us. However, among other things, our ability to obtain external financing through the issuance of equity securities overseas could be adversely affected if restrictions on overseas fundraising are imposed on companies like us.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

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

We do not have any business insurance coverage in China.

The insurance industry in China is still developing, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover our operations in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

Risks Related to Our Ordinary Shares

There is currently no trading market for our Ordinary Shares.

There currently is no trading market for our Ordinary Shares and our outstanding shares cannot be offered, sold, pledged or otherwise transferred unless registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of our shareholders to liquidate their investment.

We cannot assure you that our Ordinary Shares will be admitted to quotation on a securities exchange, or that, if the Ordinary Shares are admitted to quotation, a regular public market will ever develop. Furthermore, even if your Ordinary Shares are registered under the Securities Act, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a regular trading market in our Ordinary Shares. There is a risk that the absence of potential buyers will prevent any potential sellers from selling their Ordinary Shares. Accordingly, it may be difficult for investors to dispose of their Ordinary Shares.

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

Our Ordinary Shares are not eligible for trading on a national securities exchange. Therefore, our Ordinary Shares are subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our Ordinary Shares or qualify for exemptions for our Ordinary Shares in one or more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our Shares or those who presently hold our Shares may not be able to resell their Shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our shareholders.

Risks relating to low priced stocks.

Our Ordinary Shares are not quoted and traded on any market or on any exchange, and the price at which the Ordinary Shares may trade in the future cannot currently be estimated. There can be no assurance that trading will be commenced or sustained, although management intends to take such actions as are necessary to initiate trading. If our Ordinary Shares trade below $5.00 per share, trading in the shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our Ordinary Shares which could severely limit the market liquidity of our Ordinary Shares and the ability of holders of our Ordinary Shares to sell them.

We do not intend to pay dividends.

We have not paid any cash dividends on any of our securities since inception and we do not anticipate paying any cash dividends on any of our securities in the foreseeable future.

Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

We currently have issued and outstanding approximately 302,734,900 Ordinary Shares, 31,901,900 of which have been registered for resale in the U.S. The remaining 270,833,000 Shares also may be sold in the future if registered under the Securities Act or if the holders qualify for an exemption from registration under Rule 144, Rule 701 or other applicable exemption under the Securities Act. The market price of our Ordinary Shares could drop significantly if the holders of these restricted Ordinary Shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional Ordinary Shares or other equity securities.

The ability of our Board of Directors to issue preferred shares and adopt any anti-takeover provisions may depress the value of our Ordinary Shares.

Our Articles of Association authorize our Board of Directors to issue preferred shares in one or more classes or series without further shareholder approval. Any preferred shares issued in the future may rank senior to the Ordinary Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both, and any such preferred shares may have class or series voting rights. In addition, our Board of Directors may, in the future, adopt anti-takeover measures. The authority of the Board of Directors to issue preferred shares and any future anti-takeover measures it may adopt may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company not approved by our Board of Directors. As a result, our company’s shareholders may lose opportunities to dispose of their Ordinary Shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of the Ordinary Shares and the voting and other rights of our shareholders may also be affected.

We are controlled by Feier Co. Limited, whose interest may differ from those of our other shareholders.

As of the date of this Annual Report, Feier Co. Limited is the record and beneficial owner of approximately 50.54% of our Ordinary Shares. Feier Co. Limited is in a position to elect our Board of Directors and to control the business and affairs of our company including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. We may also be prevented from entering into transactions that could be beneficial to our other shareholders. The interest of our largest shareholder may differ from the interests of our other shareholders.

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

We are a foreign private issuer and are not subject to certain provisions of the Exchange Act applicable to United States public companies, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less). Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Judgments against our company and management may be difficult to obtain or enforce.

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

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Our company was incorporated in Nevada under the name “Duonas Corp.” on September 19, 2014. We maintain our principal executive offices at 115 Fuhua 1st Road, Futian District, Shenzhen Guangdong Province, China 518000.

Duonas Corp. filed a registration statement on Form S-1 with the SEC on August 25, 2016, which was declared effective on October 12, 2016. In November 2017, subsequent to a change of control, our name was changed to Huahui Education Group Corporation, our ticker symbol was changed to “HHEG” and our then management abandoned our company’s business plan and determined to seek a possible business combination. The business purpose of our company changed to seeking the acquisition of, or merger with, an existing company. As a result, we became a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations, and it sought to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction could be negotiated and completed pursuant to which we would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

We were originally incorporated in Nevada under the name “Duonas Corp.” Effective February 26, 2019, we changed our domicile from Nevada to the Cayman Islands by merging into our wholly owned Cayman Islands subsidiary, Huahui Education Group Limited. As a result of the redomiciliation our name was changed to Huahui Education Group Limited. On July 3, 2019, we completed a share exchange (the “Share Exchange”) with Huahui Group Stock Limited (“HGSL”), a Seychelles company limited by shares, and HGSL’s shareholders. As a result, HGSL became a wholly owned subsidiary of our company.

As a result of the closing of the Share Exchange, the HGSL Shareholders acquired approximately 99.1% of the total outstanding Ordinary Shares of our company. The shares issued to the HGSL Shareholders in connection with the Share Exchange were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and/or Regulation S promulgated by the U.S. SEC. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

We filed a registration statement on Form F-1 with the SEC on November 26, 2019, which was declared effective on October 14, 2020. The registration statement registered 31,901,900 Ordinary Shares for resale. The remaining 270,833,000 outstanding Ordinary Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. We have not kept the F-1 current.

Corporate Structure

The following chart sets forth our corporate structure:

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

Advantages of ZDSE

Our Company is a pioneer in developing Chinese leadership development coaching services. As of December 31, 2023, ZDSE had coached approximately 6,000 entrepreneurs, as well as personnel from more than 72 corporate training services and large listed companies. The types of companies served by ZDSE include real estate, high tech, medicine, health, schools, government agencies, auto industry, communications, logistics, robotics, property, construction, engineering, manufacturing, textile, rag trade, furniture and other fields.

Our Company has accumulated a large amount of client data and has performed management coaching services for business leaders, administrative professionals, industry professionals and ordinary employees. We believe that it has the following advantages that will be helpful in achieving success and a leading market position in China’s personal leadership and business management coaching sector, making ZDSE stand out from its competitors.

Our workshop, experiential learning and practice focus on personal leadership development so that its clients can apply their newly developed leadership concepts and experiences to their work. We also monitor the performance and the changes and developments of clients returning to work.

Brand Perception

We believe that ZDSE is enhancing its brand recognition and reputation as a result of its clients’ satisfaction. ZDSE believes that its coaching has attained good results for its clients and their post-training performance inspires more people to contact ZDSE. Thus, we believe that the brand, reputation and influence of ZDSE is continuously expanding. ZDSE intends to continue to improve its client service system, including post-training client visits and consulting services, and thus enhance its clients’ overall experience.

Market Size

We are headquartered in Shenzhen, and has established offices all over China. Its management intends to establish additional offices in Jiangsu, Beijing, Shanghai, Chongqing and Xiamen within three to six years.

Innovative Program Development Capabilities

Our service content and methods are mostly based on self-developed material. Our program development team works with its staff and senior coaches in order to develop, update and improve ZDSE’s services. The team analyzes the latest market trends and demand, and regularly collects feedback from clients through multiple channels to improve the quality of its clients’ coaching experience. We believe that ZDSE has developed innovative programs which have been a key to its success.

The Strategy of ZDSE

Our goal is to become China’s leading business and leadership development coaching service organization. ZDSE believes that it can accomplish that goal due to its leadership development modules, experiential learning modules and practice integration. By continuing to improve the quality of its coaching services and supporting its clients with follow-up services, ZDSE believes it can increase the number of clients and the rate of new enrollments, thereby increasing its market share and capturing larger market niches.

We believe that it is extremely important to develop a life-long service system for its clients. Management intends to accomplish this through the Company’s online service program discussed below under “Other Planned Businesses of the Company.” We anticipate that this life-long service system will be attractive to its clients, thereby increasing enrollment in ZDSE’s offerings and achieving sustainable profitability for ZDSE. It is also expected to give ZDSE a significant competitive edge.

We plan to seek strategic alliances on a nationwide scale. In accordance with the goal of many enterprises, institutions and industry associations, management carefully evaluates varied opportunities for cooperative relationships with other companies. Through cooperation and strategic alliances with various institutions and associations, we believe that it can effectively expand its pool of prospective clients and obtain a steady and predictable revenue source.

Our Coaching Program

Our coaching program, The Way of Management Program, consists of ten modules. The modules are:Unit 1: Exploration Management

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

The Coaches are third parties with extensive teaching experience and who demonstrate good interpersonal and communication skills. Currently, we work regularly with numerous excellent coaches who are attracted by our Company’s progressive concept, advanced technology and corporate culture.

We provide introductory training for new coaches, periodic on-the-job training and workshops for coaches to help them master the system and improve their coaching.

Research and Development

We engage in continuous research and exploration in an effort to further improve its system and grow its business. Its program development team analyzes the latest market trends and demand and regularly collects feedback from clients to improve the quality of the coaching experience offered by our Company. The members of our Company’s three-person research and development team are:

●	Qing Zuo - Mr. Zuo is the general manager of ZDSE.
●	Shaogang Yin -. Mr. Yin is the head of SYZDH and GZZDH.
●	Kin Ling Martin Tsang - Mr. Tsang is a senior consultant for GZZDH.

Marketing of ZDSE Services

At present, ZDSE acquires new clients primarily through referrals and recommendations from past and current clients. ZDSE believes that the best promoter for its success is word-of-mouth recommendations from past and current clients who share their successes and program experiences with others. Management believes that new clients are also attracted by ZDSE’s coaching team and services.

Our Company also holds free seminars for business executives during which it explains ZDSE’s services and gathers information about the needs and goals of the attendees and their companies. ZDSE subsequently contacts the potential clients to discuss and tailor ZDSE’s specific modules that most closely meet their individual needs. To a lesser degree, ZDSE utilizes social media and conventional advertising to attract new clients.

Competition

We competes with both Chinese executive coaching and foreign executive coaching organizations with branches in China that offer services similar to those that it offers. However, the competition is highly fragmented with very few large competitors. ZDSE believes that its major competitors are Sun Yat-sen University School of Management, the earliest established institution specializing in business management education and research, and Elite Business Doers, which was founded in Shenzhen and describes itself as a “small learning community for SME owners.”

ZDSE believes that the principal competitive factors in its industry include:

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

ZDSE’s Future Business Plan

ZDSE’s national development plan, which is contingent on the status of the economic growth in China, includes opening 10 to 15 new branches in China, including branches in Beijing, Shanghai, Jiangsu, Chongqing and Xiamen, within three to six years. Along with its geographic expansion, ZDSE is continuously improving its module offerings. Additional modules are being developed and put on the docket for discussion to be added in the future.

The Business of Shenzhen Huahui Media Technology Co., Limited and Shenzhen Jiarui Media Co., Limited (“HHMT”)

HHMT commenced operations in August 2020. Its business includes cultural exchange event planning, conference planning, corporate image planning, marketing planning, exhibition planning, stage lighting, audio equipment, display equipment and technology development and sales, leasing, door-to-door integration of multimedia teaching systems installation, on-site maintenance, domestic trade and import and export of goods and technologies. HHMT’s strategy is to empower the entire education industry chain with technology. The Company’s main customer groups are schools and other government institutions. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. SJMC’s principal business is essentially the same as that of HHMT. HHMT provides stage, audio and lighting equipment, including set-up and operating services, for stage activities of various institutions. During the fiscal years ended December 31, 2022 and 2023, HHMT and SJMC accounted for approximately 26.4% and 40%, respectively, of our company’s total revenue.

The Business of Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)

HEMC commenced operations in November 2020. Its business includes consulting services for entrepreneurs, staff training and introduction services for investors and local governments in Shenzhen. HEMC, which offers coaching courses that are different than those offered by ZDSE’s, main customer groups are enterprise groups and government offices. During the fiscal years ended December 31, 2022 and 2023, HEMC accounted for approximately 1.6% and 10% of the Company’s total revenue and during the year ended December 31, 2023, it accounted for approximately 10%, respectively, of our company’s total revenue.

The Business of Shandong Yuli Big Data Technology Co., Limited (“SDYL”)

SDYL, which was incorporated in the PRC on December 14, 2021 provides human resource (“HR”) services. SDYL’s business model of “HR Technology + Platform + Service” utilizes HR technology to build an HR platform that can provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website.During the fiscal years ended December 31, 2022 and 2023, HEMC accounted for approximately 0.01% and 18.9%, respectively, of our company’s total revenue.

Properties

HEMC’s and ZDSE’s headquarters are located in Shenzhen, Guangdong Provence. The lease terminates on October 31, 2026. The office space consists of 930 square meters and it is leased at a monthly rent of RMB 190,822 (approximately US$26,999. HEMC and HETC share the rental costs.

GZZDH currently leases approximately 970square meters for its Guangzhou office. The lease terminates on March 30, 2025. GZZDH leases this space for a monthly rental of RMB48,691.99 (approximately US$6,860), plus an RMB26,223.99(approximately US$3,695) business management fee.

SDYL leases approximately 1,200 square meters of office space Shenyang City. The lease terminates on September14, 2025. The lease provides for a monthly rental of RMB 60,000 (approximately US$8,571).

We believe that our existing office facilities will be sufficient for our operations for the next year and that we will be able to obtain additional space as needed.

Employees

As of December 31, 2023, we employed 35 full-time employees and no part time employees. The following table details certain data on the average workforce of our company and its consolidated subsidiaries:

	Year Ended December 31,
	2023	2022	2021
Numbers of employees by category of activity
Coaches	3	3	3
Research and development	3	3	3
Finance/Administration	18	25	26
Sales & Marketing	11	18	16
Total workforce	35	49	48

We consider our employees the most valuable asset of our company. We offer competitive compensation s to attract and retain our employees. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory

Intellectual Property

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

Foreign Exchange

The PRC government’s regulation over the conversion of foreign exchange and fluctuations in the value of RMB may result in foreign currency exchange losses and limit our ability to pay dividends. Since our Subsidiaries conduct business in the PRC, we receive part of their revenue and pay part of our expenses in the RMB. The value of RMB against the U.S. dollar and other currencies fluctuates from time to time and is subject to changes in the domestic and international political and economic developments, including the global and monetary effects of the war in Ukraine, as well as the fiscal and foreign exchange policies prescribed by the PRC government. We cannot assure you that the value of the RMB will remain at the current level against the U.S. dollar or any other foreign currency. If the RMB appreciates or depreciates against the U.S. dollar or any other foreign currency, it will have mixed effects on our Subsidiaries’ business and there is no assurance that the overall effect will be positive.

The convertibility of RMB is restricted by PRC laws and regulations. Conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. Pursuant to the existing foreign exchange regulations in the PRC, we are allowed to carry out foreign exchange transactions for current account items (including dividend payments) without submitting the relevant documentary evidence of such transactions to SAFE for approval in advance as long as they are processed by banks designated for foreign exchange trading. However, we may need to obtain the SAFE’s prior approval for foreign exchange transactions for capital account items. If we fail to obtain the SAFE’s approval to convert RMB into foreign currencies for foreign exchange transactions, our Subsidiaries’ business operations, financial condition, results of operations and prospects, as well as our ability to pay dividends, could be materially and adversely affected.

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

Cash Flows

Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

With regards to our corporate structure, any funds we may transfer to our Subsidiaries, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our Subsidiaries are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by SAFE. In addition, any foreign loan procured by our Subsidiaries is required to be registered with SAFE and such loan is required to be registered with the NPRC.

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

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), the National Development and Reform Commission (the “NDRC”) and several other administrations jointly issued the Measures of Cybersecurity Review (2021) (the “Revised Measures”), which came into effect on February 15th, 2022, replacing the previous Measures of Cybersecurity Review (2020). According to the Revised Measures, in addition to operators of critical information infrastructure (“CII”) that intend to purchase goods and services, network platform (“NP”) operators that conduct data processing which either affects or may affect national security, are required to undergo cybersecurity review. Moreover, pursuant to Article 7 of the Revised Measures, an online platform operator who possesses more than one million users’ personal information shall report to the Cybersecurity Review Office (the “CRO”) for cybersecurity review when going public abroad. The CRO, an administrative body within the CAC, is responsible for formulating cybersecurity review systems and standards and organizing cybersecurity reviews. The review shall focus on risks including but not limited to the risks of key information infrastructure, core data, important data, or a large amount of personal information influenced, controlled, or maliciously used by a foreign government and that network information security endangered.

The Company is in the business of professional management coaching through ZDSE and business planning and event planning and production through HHMT, which do not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Based on our understanding of currently applicable PRC laws and regulations, our Subsidiaries are not subject to cybersecurity review under the Revised Measures nor are the Shares subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

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

Regulations Related to Foreign Invested Enterprises

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021) (the “Negative List”) as promulgated and effective in July 2019, the original Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020) was repealed. Overseas investors are not allowed to invest in any foreign investment prohibited field on the Negative List and shall have an access permit for investing in a non-prohibited investment field on the Negative List. Fields not included in the Negative List for the market entry of foreign investment shall be managed according to the principle of equal treatment of domestic and foreign investment.

None of our subsidiaries are engaged in a field on the Negative List and therefore are not subject to any special management measures for the access of foreign investment.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which was promulgated in March 2019 and became effective on January 1, 2020, replaced the three legacy laws on foreign invested enterprises including the Wholly Foreign-owned Enterprises Law of the People’s Republic of China (the “Wholly Foreign-owned Enterprises Law”) which was previously applicable to our Company. The organizational form, organization structure and activities of a foreign-invested enterprise are now governed by the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other relevant laws. However, the Foreign Investment Law sets up a transitional period of 5 years after the implementation of the Foreign Investment Law, during which foreign-invested enterprises established according to the Wholly Foreign-owned Enterprise Law before the implementation of the Foreign Investment Law may maintain their original organization forms, etc. Specific implementing measures are to be prescribed by State Council.

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

Small And Micro Enterprise Income Tax Preferential Policy

According to notice of the Ministry of Finance and the State Administration of Taxation No. 13 of 2022 (Abbreviated as CS (2022) No.13), No 13 of 2022((Abbreviated as CS (2022) No.13) (effective from January 1,2022 to December 31, 2024) on Further Implementing the Preferential Income Tax Policies for Micro and Small Enterprises and No. 6 of 2023 (Abbreviated as CS (2023) No.6) on Implementing the Inclusive Tax Deduction Policy for Small and Micro Enterprises issued by the Ministry of Finance and State Administration of Taxation, the annual taxable income of small and micro-profit enterprises shall not exceed RMB 1 million, the taxable income shall be included in the taxable income of 25% and the enterprise income tax shall be paid at the rate of 20%. For the portion exceeding RMB 1 million but not exceeding RMB 3 million, the amount of taxable income shall be included in the reduction of 50%, and the enterprise income tax shall be paid at the rate of 20%. These small-scale and low-profit enterprises refer to enterprises engaged in the national non-restricted and prohibited industries, and at the same time complying with the three conditions of annual taxable income of not more than RMB 3 million, the number of employees not exceeding 300 and the total assets not exceeding RMB 50 million. This notice is effective from January 1, 2019 to December 31, 2024.

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

PRC Business Tax And Value-Added Tax (VAT)

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued a circular on the Full Implementation of the Business Tax Levy of VAT Pilots. The circular indicates that since May 1, 2016, pilots for the change of business tax to VAT have been fully promoted throughout the country, and all business tax taxpayers, including our Company, were included in the scope of the pilot and were changed from paying business tax to paying VAT. According to notice No.36 (2016) issued by the Ministry of Finance and the State Administration of Taxation, the Comprehensive Project replaces Business Tax with Value-added Tax.

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

Currently, of all the Company’s Subsidiaries, with the exception of SDYL and HEMC, which is a general taxpayer and subject to a VAT rate of 6%, are small-scale taxpayers and subject to a VAT rate of 3%.

Licenses

Our operations in the PRC are governed by PRC laws and regulations. We are required to obtain various operating licenses and permits for our business operations in China; failure to comply with these requirements may materially adversely affect our business, results of operations and financial condition. We believe our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities for our business operations in China.

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

Overview

Our primary business operations are provided through ZDSE, HMTC and SDLY. HMTC, is engaged in several areas related to business planning and event planning and production. HEMC is engaged in providing consulting services for entrepreneurs, staff training and introduction services for investors and government. JEMT started operation in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills. For the year ended December 31, 2023, the Company derived approximately 29.6% of its revenue from ZDSE, 40.2% from HHMT, 13.3% from SDYL, 9.6% from HEMC and the remaining 7.3% from JEMT. Other Subsidiaries are either new or with minimal operations.

Our Primary Business

Through ZDSE, we engage in providing executive coaching services in the PRC. We are striving to become the leader in executive business coaching services by guiding and transforming our clients’ organizations into the future: into organizations that are highly motivated with a productive workforce, streamlined processes, automated workflows, cost savings and a solid path towards continuous innovations. The unique orientation of our Company’s programs, including its holistic aspects, the quality of its coaches, personalized atmosphere and individualization of programs sets it apart from its competition.

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

HMTC, is engaged in several areas related to business planning and event planning and production. HEMC, is engaged in providing consulting services for entrepreneurs, staff training and introduction services for investors and government.

JEMT is holding training courses for individuals and enterprises to improve their professional and management skills.

SDLY is engaged in the provision of human resource (“HR”) services.

Huahui (Huaian) Education Equipment Co., Limited(HHHA) and Huahui (Nancheng) Education Equipment Co., Limited(HHNC) are focusing on providing precise products and services such as education equipment and facilities, smart teaching solutions, and digital transformation, developing a one-stop smart platform with new products, new technologies, and new applications to help to make a high-quality progress of the education industry. The Company is making an effort to improve the sustainable development capability and strategy

Financial Impact of COVID-19

Beginning in January 2020, the emergence and wide spread of COVID-19 resulted in quarantines, travel restrictions and the temporary closure of businesses in China and elsewhere. In late July 2021, the Delta variant of COVID-19 resurged in several provinces across China and the Omicron variant of COVID-19 was detected. This resulted in the complete lockdown of Shanghai. In March 2022, sudden outbreaks of many COVID-19 variants continued to occur in Guangzhou, Shenyang, Shenzhen, etc. Consequently, the COVID-19 outbreak and its continuous resurgences together with governmental sanctions has deeply affected our business operations, financial condition and operating results. In Dec. 2022, the Chinese government abruptly declared an overall openness for the anti-epidemic policy against COVID-19 which no longer restrains social mobility. We are expecting an improvement in economic growth in China in 2024.

Going Concern Uncertainties

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

From 2019 until the year ended December 31, 2023 when we recorded net lossed of $12,669. As of December 31, 2023, we had an accumulated deficit of $509,717. Management believes these factors raise substantial doubt about our ability to continue as a going concern for the next twelve months. The continuation of our company as a going concern through the next twelve months is dependent upon (1) the continued financial support from our stockholders or external financing. Management believes that our existing stockholders will provide the additional cash to meet our obligations as they become due, and (2) that we will be able to implement our business plan to expand our company’s operations and generate sufficient revenues to meet our obligations. While we believe in the viability of our strategy to increase sales volume and in our ability to raise additional funds, there can be no assurance to that effect, nor that our company will be successful in securing sufficient funds to sustain the operations.

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

We operate in four business segments

(i) Coaching service derived from ZDSE. This segment has a second business unit which commenced business operations in June 2022, involved in the training of individuals and enterprises.

(ii) Conference and exhibition planning service revenue derived from HHMT, which was established in August 2020.

(iii) Consulting service revenue derived from HEMC, which commenced business operations in the second half of 2020.

(iv) Human resources service revenue derived from SDYL, which commenced business operations in the second half of 2020.

You mention other businesses in the business section!!!!

Concentration of Credit Risk

Financial instruments that potentially expose our company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2023, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts receivable represent tuition fees due from customers, which are typically collected within a short period of time. Other receivables are mainly consist of a short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd., and rental and utilities deposits which are fully refundable.

We did not have any clients accounting for 10% or more of our net revenues for the year ended December 31, 2023.

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

We review new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on our company’s financial statements.

Results of Operations

The following discussion should be read in conjunction with the financial statements included in this annual report.

For the Year Ended December 31, 2023 Compared to the Year Ended December 31 2022

Net revenue for the year ended December 31, 2023 was $1,371,122 compared to $1,106,349 for the year ended December 31, 2022, an increase of $264,773 or 24%.

Education and training revenue for the year ended December 31, 2023 was $505,272 compared to $796,257 for the year ended December 31, 2022, a decrease of $290,985 or 36%. The main reason for the reduction is that COVID-19 restrictions were fully lifted in China in January 2023, giving rise to the outbreak of COVID-19 all over China. As a result, our regular services experienced a halt of three months in the first half of 2023.

Exhibition planning service revenue for the year ended December 31, 2023 was $551,424 compared to $292,273 for the year ended December 31, 2022, an increase of $259,151 or 88%. The main reason for the growth is that after the COVID-19 restrictions were fully lifted in China in January 2023, the product and service structure was optimized, increasing the prices and attracting new customers.

Consulting service revenue for the year ended December 31, 2023 was $132,124 compared to $17,698 for the year ended December 31, 2022, an increase of $114,426 or 646%. The main reason for the growth is that after the COVID-19 restrictions were fully lifted in China in January 2023, we experienced, an increased demand for such services.

Human resources outsourcing service revenue generated by SDYL which commenced business operations in May 2022, for the year ended December 31, 2023 was $182,302 compared to $121 for the year ended December 31, 2022, an increase of $182,181 or 1505%. The main reason for the growth is that after the COVID-19 restrictions were fully lifted in China in January 2023, we experienced a an increased demand for such ser

Cost of Revenue

Cost of revenue  for the year ended December 31, 2023 was $252,699 compared to $268,408 for the year ended December 31, 2022, a decrease of $15,709, or 6%. Cost of revenue consists of Salary and welfare, Depreciation and amortization, Travel and accommodations, Equipment rental fee, Consulting service fee and others. The labor costs decreased, which were mainly ascribed to reduction of GZZDH staff. It is mainly due to the decrease in operating income of GZZDH, so the cost is also reduced

	For the Year Ended Dec 31, 2023		For the Year Ended Dec 31, 2022
	Amount (US$)	% of Total	Amount (US$)	% of Total
Cost of revenue:
Salary and welfare	$38,190	15%	$112,474	42%
Depreciation and amortization	1,478	1%	802	1%
Travel and accommodations	11,873	5%	10,237	4%
Equipment rental fee	178,431	70%	76,166	28%
Consulting service fee	19,893	8%	54,819	20%
Other	2,834	1%	13,910	5%
Total cost of revenue	$252,699	100%	$268,408	100%

Gross profit

Gross profit for the year ended December 31, 2023 was $1,118,423 compared with $837,941 for the year ended December 31, 2022. an increase of $280,482, or 33%, primarily   as a result of the increase in revenues.

Operating Expenses

By far the most significant component of our operating expenses for the two years ended December 31, 2023 and 2022 were general and administrative expenses of $1,086,313 and $1,094,261, respectively. The following table sets forth the main components of our general and administrative expenses for the years ended December 31, 2023 and 2022.

	For the year ended December 31, 2023		For the year ended December 31, 2022
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$547,968	49%	$653,064	60%
Depreciation and amortization	5,269	1%	13,838	1%
Travel and accommodations	32,187	3%	21,568	2%
Rental expenses	310,577	29%	248,628	23%
Office expenses	50,341	6%	31,317	3%
Legal and professional fees	64,822	6%	76,139	7%
Audit Fee	18,500	2%	16,000	1%
Other	56,649	4%	33,707	3%
Total general and administrative expenses	$1,086,313	100%	$1,094,261	100%

Net income

Net loss for the year ended December 31, 2023 was $12,669 compared with a net loss of $283,276 for the same period of 2022.

Liquidity and Capital Resources

Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from related parties.

Our principal sources of liquidity have been cash generated from operating activities, loans from related parties and funds raised from financing activities. At December 31, 2023, we had approximately $298,437 in cash and a working capital deficit of $982,841   compared to cash of $84,487 and a working capital deficit of $666,472 at December 31, 2022. With working capital deficit increase of $316,369, Since the office was moved due to operational demand of the company, with a monthly rent of about RMB 190000 and a lease period of three years, current operational lease liabilities debt was increased. Our cash and cash equivalents consist primarily of bank deposits. As of December 31, 2023, 2022 and 2021, the balance of our borrowings from related parties were, $959,346, $704,980, and  674,537, respectively.

As of December 31, 2023, we had $3,098,739 in total liabilities, which was primarily comprised of amounts due to related parties ($959,346), non-current operating lease liabilities ($551,385), accounts payables, others payables and accruals ($606,045), deferred revenue ($465,178) and current operating lease liabilities ($513,967), as compared to $1,925,246 in total liabilities as of December 31, 2022, which was primarily comprised of amounts due to related parties ($704,980), non-current operating lease liabilities ($330,987), deferred revenue ($306,785),accounts payables, others payables and accruals ($367,736) and current operating lease liabilities ($214,758).

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

Cash Flows

During the year ended December 31, 2023, $209,926 net cash was used in operating activities, compared to $128,165 used in operating activities in 2022. During the year ended December 31, 2023, $8,688 was used in investing activities, as compared to $3,369 used in investing activities in 2022, These funds were mainly used for the purchase of office equipment.

In 2023 $10,287 was provided by financing activities, as compared to $43,488 provided by financing activities in 202, which funds were principally loans from related parties.

The resulting change in cash for the year was an increase of $213,950 for 2023, as compared to a decrease of $100,109 for 2022. The cash and cash equivalents balance on January 1, 2022 was $84,487, and on December 31, 2023 it was $298,437.

Impact of Inflation

In accordance with the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for March 2019, 2020, 2021, 2022 and 2023 were 2.3%, 4.3%, 4.4%, 5.9% and 3% respectively. Inflation in China has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in China in the future.

Taxation

As an exempt company limited by shares, we are not subject to taxation in the Cayman Islands on income arising in or derived from other jurisdictions. Currently, of all the Company’s Subsidiaries, with the exception of SDYL and HEMC, which is a general taxpayer and subject to a VAT rate of 6%, are small-scale taxpayers and subject to a VAT rate of 3%.

The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. Our income tax for the year ended December 31, 2022 was $14,925 and for the year ended December 31, 2023 it was $18,509.

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

Item 6. Directors, Senior Management and Key Employees

The names, titles and ages of the members of the Company’s Board of Directors and its executive officers as of the date of this Annual Report are as set forth below. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Name	Age	Position
Shufang Zeng	48	President, Chief Executive Officer, Chairman of the Board and Secretary
Junze Zhang	52	Director
Zhongpeng Chen	53	Director
Liqin Liu	42	Chief Financial Officer

Ms. Shufang Zeng has served as the Company’s President, Chief Executive Officer, Secretary and Chairman of the Board since August 14, 2023. Prior to joining us, she worked as a managing director of Hua’an (SHENZHEN) Great Health Industry Management Co., Ltd, a Chinese company that operates in the healthy food and beauty products industry from September 2012 to June 2022. Prior to that, she was a community director of Fuhai Street Rentian Community Workstation of Bao’an District Shenzhen City from September 2012 to June 2022. Ms. Zeng obtained her associate degree in administrative management from Central Radio and Television University in 2013.

Mr. Junze Zhang has served as a director since July 2019. From July 2019 to August 2023, he served as President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board. He also served as Chief Financial Officer until May 19, 2020. Since May 1, 2018 he has been employed as General Manager of HEMC and since 2016, he has worked as a chairman in HGSL. He led and formulated the long-term development strategy for HGSL, while orchestrating internal and external changes. He also organized the company’s overall strategy, explored executive coaching market opportunities and led the innovation during the development of the company. From 1998 to 2016, Mr. Zhang served as the Chairman of Puning Fageer Clothing Co., Limited where he was responsible for the overall operation of the factory. Since 2010, Mr. Zhang has been a member of the Shenzhen Chaoshang Chamber of Commerce. From 2014 to 2018, Mr. Zhang was the VP of Shenzhen Longgang District Private Enterprise Chamber of Commerce and the Vice-President of the Shenzhen Longgang District Financial Chamber of Commerce. From 2018 to the present, Mr. Zhang has been the honorary chairman of the Shenzhen Longgang District Private Enterprise Chamber of Commerce. Mr. Zhang has been a directorof China Huiying United Supply Chain Group Co., Limited since January 2016 and a member of the Board of Directors of China Supply Chain Holdings Limited (FKA Yat Sing Holdings Limited), a Cayman Islands company that trades on the Hong Kong Stock Exchange, since December 2019. Mr. Zhang obtained a Bachelor’s degree in Economics & Management in 1996 from Sun Yat-sen University in Guangzhou.

Mr. Zhongpeng Chen became a director of the Company in November 2017. Mr. Chen has been associated with Shenzhen Hua Peng Fa Logistics Limited since 2006, and in 2017 he was appointed Chief Executive Officer, President, Secretary, Treasurer and Chairman of the Board of Directors of that company. He leads the development of the company’s strategy, adjusting that strategy according to changes in the internal and external environment. Moreover, he oversees the implementation of the company’s overall strategy, explores market opportunities and leads innovation and change within the company. From 1996 to 2006, Mr. Chen worked as a general manager in Shenzhen Peng Fa Freight Department. As a general manager, he was responsible for the overall operation of the factory. Mr. Chen obtained a Master’s degree in Business Administration in 2013 from the Graduate School of Tsinghua University in Shenzhen.

Ms. Liqin Liu has served as our Chief Financial Officer since December 2021. Prior to joining our company, Ms. Liu served as Chief Financial Officer for ZTE Group Finance Co., Limited from January 2018 to November 2021. From March 2014 to December 2017, she worked as Financial Director for Zhongxing Telecommunication Equipment Corporation and from October 2006 to March 2014, she served as Financial Director for the Shenzhen Branch of the Bank of Tokyo-Mitsubishi UFJ(China) Co., Ltd. Ms. Liu holds a Bachelor’s degree in Accounting from South China University of Technology and is a Certified Public Accountant.

Family Relationships

There are no family relationships among the directors or executive officers of either the Company or its subsidiaries.

Committees of the Board of Directors

The Company’s Board of Directors has not established any committees. The functions of the audit committee are currently performed by the Board of Directors, with assistance by outside experts and advisors. The Company is not currently subject to any law, rule or regulation requiring that it establish or maintain an audit committee. The Company believes that while its Board of Directors is capable of analyzing and evaluating financial statements and understanding internal controls and procedures for financial reporting, the Company would be well served to retain an independent director who would qualify as an “audit committee financial expert.” The Company’s Board of Directors intends at some point in the future to establish audit, nominating and compensation committees.

Compensation

The following table summarizes all compensation received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer in the years ended December 31, 2023, 2022 and 2021.

	Compensation Paid
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Compensation(2) ($)

Shufang Zeng, President, CEO, Secretary and Director; General Manager of HEMC	2023	7,075	Nil	Nil

Junze Zhang, President, CEO, Secretary and Director; General Manager of HEMC	2021	19,535	Nil	3,358
	2022	25,025	Nil	4,291
	2023	23,770	Nil	3,942

Liqin Liu	2021	863	Nil	Nil
	2022	33,963	Nil	8,512
	2023	33,958	Nil	8,726

(1)	Expressed in U.S. Dollars based on the applicable average exchange rate as reported by xrates.com.

(2)	Consists of contribution to social insurance and housing funds.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2023, other than contributions to our Provident Fund Plan as social insurance and housing provident fund, which aggregated $77,471 for all officers and directors as a group.

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

Shufang Zeng and the Company entered into an employment agreement for an indefinite term commencing in August 2023. Under the agreement, Ms. Zeng is paid a monthly salary of RMB 2,360, and additional monthly payments of RMB 7,640 for an aggregate monthly amount of RMB 10,000. The agreement may be terminated by mutual consent of the parties.

Junze Zhang and the Company entered into an employment agreement for an indefinite term commencing in May 2018. Under the agreement, Mr. Zhang is paid a monthly salary of RMB 8,950, and additional monthly payments of RMB 5,050 for an aggregate monthly amount of RMB 14,000. Social insurance premiums and housing provident fund are paid by both the Company and Mr. Zhang. The agreement may be terminated by mutual consent of the parties.

Liqin Liu and the Company entered into an employment agreement that commenced on December 22, 2021 and will terminate on December 21, 2024. Under the agreement, Ms. Liu is paid a monthly salary of RMB 14,000 and she is eligible for a performance bonus of RMB 6,000 and a perfect attendance award of RMB 100. Social insurance premiums and housing provident fund are paid by both the Company and Ms. Liu.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth the number of the Company’s Ordinary Shares beneficially owned as of September 17, 2024 by (i) those persons or groups known to beneficially own more than 5% of our Ordinary Shares; (ii) each executive officer and director; and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Junze Zhang	30,000,000	9.91%
Feier Co. Limited(2)	153,000,000	50.54%
Meisi Co. Limited(3)	87,133,000	28.78%
All executive officers and directors as a group (4 persons)	87,133,000	28.78%

(1)	Based on 302,734,900 shares outstanding

(2)	Feier Co., Limited is a Seychelles company, which is wholly owned by Mr. Guiting Rao. All of the Ordinary Shares beneficially owned by Mr. Rao were acquired on July 3, 2019. Feier Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.

(3)	Meisi Co., Limited is a Seychelles company, which is wholly owned by Mr. Yuze Zhong. All of the Ordinary Shares beneficially owned by Mr. Zhong were acquired on July 3, 2019. Meisi Co., Limited’s address is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.

There is no family relationship between Rao and Zhong.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Significant Changes in the Ownership of Major Shareholders

Related Party Transactions

None.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our shares were quoted on the OTCPINK under the symbol “HHEG.” However, the shares are not currently traded. The Company has filed a registration statement with the SEC under the Securities Act in order to register shares for resale that are currently held by shareholders of the Company in order for trading to occur in the future. There is no established public trading market for our shares, and there can be no assurance that a trading market will be developed and if developed that it will be sustained.

Of our 302,734,900 Ordinary Shares issued and outstanding as of March 18, 2024, 2,811,500 shares were held in the United States by five holders of record. We have 58 shareholders of record.

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

Amendments

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

Material Contracts

Not applicable

Exchange Restrictions

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

Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file quarterly reports and financial statements. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

The SEC maintains an Internet website that contains reports and other information about issuers like us that file electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC.

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, management determined that there were control deficiencies that constituted material weaknesses, as described below.

●	The Company does not have a financial expert on U.S. GAAP in top management;
●	The Company does not have an audit committee; and
●	The Company does not have standard procedures for all accounting cycles.

Accordingly, management concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control- Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2023, there was no change in our company’s internal control over financial reporting period covered by this Report that has materially affected, is reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not currently have an audit committee.

ITEM 16B. CODE OF ETHICS

Due to our size, limited number of employees, the fact that we presently have only three directors and two executive officers and are still in the development stage of our operations, the Company has not yet adopted a Code of Ethics which applies to our directors, officers, employees and representatives. We intend to adopt a code of ethics in the future when and if our circumstances warrant.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended December 31, 2023 and December 31, 2022:

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2022
Audit Fees	$18,500	$16,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$18,500	$16,000

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

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM16J. INSIDER TRADING POICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to our company from the fiscal year ending on December 31, 2024.

ITEM16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our Board recognizes the critical importance of maintaining the availability of our data and computer systems, which is essential to our maintaining the trust and confidence of our business partners and employees. Our Audit Committee is responsible for reviewing our policies with respect to cybersecurity risks and relevant contingent liabilities and risks that may be material to the Company, including risks from third parties and business partners.

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems. These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are periodically evaluated by our management. Our management has primary responsibility for our overall cybersecurity risk management and supervises our internal information technology personnel. Our management is responsible for assessing and managing our material risks from cybersecurity threats.

The risk assessment occurs on an ongoing basis, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data.

As of the date of this report, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.”

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

Financial Statements of Huahui Education Group Limited for the years ended December 31, 2023 and 2022

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HUAHUI EDUCATION GROUP LIMITED

Dated: September 17, 2024	/s/ Shufang Zeng
Shufang Zeng, Chairman, President and Chief Executive Officer

Dated: September 17, 2024	/s/ Liqin Liu
Liqin Liu, Chief Financial and Accounting Officer

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Huahui Education Group Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huahui Education Group Limited together with its subsidiaries (“the Company”) as of December 31, 2023 and 2022, and the related consolidated statements of Income (loss) and comprehensive Income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Emphasis of Matter

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

Singapore

September 17, 2024

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF DECEMBER 31, 2023 AND 2022

	DEC 31, 2023	DEC 31, 2022

ASSETS
Current assets:
Cash and cash equivalents	298,437	84,487
Accounts receivable	557,863	458,896
Other receivables	408,125	383,349
Related party receivable	245,497	-
Prepaid expenses and other current assets	54,591	1,055
Total current assets	1,564,513	927,787

Non-current assets:
Leasehold improvements and equipment, net	16,599	16,371
Operating lease right-of-use assets	1,065,352	545,745
Total non-current assets	1,081,951	562,116
Total assets	2,646,464	1,489,903

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	465,178	306,785
Accounts payable, other payables and accruals	606,045	367,736
Short-term bank borrowings	2,818	-
Current operating lease liabilities	513,967	214,758
Amount due to related parties	959,346	704,980
Total current liabilities	2,547,354	1,594,259

Non-current liabilities:
Non-current operating lease liabilities	551,385	330,987
Total non-current liabilities	551,385	330,987
Total liabilities	3,098,739	1,925,246

Shareholder’s Equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the year ended December 31, 2023 and 2022)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	5,588	9,851
Accumulated deficit	(509,717)	(472,503)
Total Equity attributable to owners of the capital stock of the parent	(474,996)	(433,519)
Non-controlling interest	22,721	(1,824)
Total equity	(452,275)	(435,343)
Total liabilities and equity	2,646,464	1,489,903

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

	For The Year EndedDecember 31,
	2023	2022

Revenue	1,371,122	1,106,349
Cost of Revenue	(252,699)	(268,408)
Gross profit	1,118,423	837,941

Selling and marketing expenses	(29,002)	(9,466)
General and administrative expenses	(1,086,313)	(1,094,261)

Operating profit/loss	3,108	(265,786)

Other income(expenses), net	2,732	(2,565)
Loss before income taxes	5,840	(268,351)

Income tax expenses (benefits)	(18,509)	(14,925)
Net loss	(12,669)	(283,276)

Foreign currency translation differences	(4,263)	(23,604)
Total comprehensive loss for the years	(16,932)	(306,880)
Owners of the Company	(37,214)	(281,452)
Non-controlling interest	24,545	(1,824)
Basic and diluted loss per ordinary share	(0.00)	(0.00)
Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. Dollars, except share data or otherwise stated)

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Accumulated losses	Non- controlling interest	Total Equity (Deficit)

Balance at January 1, 2022	30,273	(1,140)	33,455	(191,051)	-	(128,463)
Loss for the year	-	-	-	(281,452)	(1,824)	(283,276)
Foreign currency translation loss			(23,604)		-	(23,604)
Balance at December 31, 2022	30,273	(1,140)	9,851	(472,503)	(1,824)	(435,343)

Balance at January 1, 2023	30,273	(1,140)	9,851	(472,503)	(1,824)	(435,343)
Income for the year	-	-	-	(37,214)	24,545	(12,669)
Foreign currency translation loss			(4,263)			(4,263)
Balance at December 31, 2023	30,273	(1,140)	5,588	(509,717)	22,721	(452,275)

The accompanying notes are an integral part of the financial statements.

HUAHUI EDUCATION GROUP LIMITED

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022

(In U.S. Dollars, except share data or otherwise stated)

	For The Year Ended Dec 31,
	2023	2022

Cash flows from operating activities:
Net loss	(12,669)	(283,276)
Adjustments for:
Depreciation expense and amortization expenses	6,747	15,394
Changes in:
Accounts receivable	(111,591)	(134,111)
Other receivables	(35,080)	(91,969)
Prepaid expenses and other current assets	(53,787)	1,012
Other payables and accruals	249,088	161,725
Deferred revenue	167,218	203,060
Net cash provided by(used in) operating activities	209,926	(128,165)
Cash flows from investing activities:
Additions to leasehold improvements and equipment	(8,688)	(3,369)
Net cash used in investing activities	(8,688)	(3,369)
Cash flows from financing activities:
Proceeds from short-term borrowings	2,818	-
Proceeds from advances from related parties	253,992	43,488
Repayment of advances from related parties	(246,523)	-
Net cash provided by financing activities	10,287	43,488
Effect of exchange rate changes on cash and cash equivalents	2,425	(12,063)
Net increase(decrease) in cash and cash equivalents	213,950	(100,109)
Cash and cash equivalents at the beginning of period	84,487	184,596
Cash and cash equivalents at the end of period	298,437	84,487
Supplemental disclosure of non-cash investing and financing activities:
Income tax paid	18,867	2,304
Right-of-use assets obtained in exchange for operating lease obligations	1,081,423	554,643

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

We were originally incorporated in Nevada under the name “Duonas Corp.” Effective February 26, 2019, we changed our domicile from Nevada to the Cayman Islands by merging into our wholly owned Cayman Islands subsidiary, Huahui Education Group Limited. As a result of the redomiciliation our name was changed to Huahui Education Group Limited. On July 3, 2019, we completed a share exchange with Huahui Group Stock Limited (“HGSL”), a Seychelles company limited by shares, and HGSL’s shareholders. As a result, HGSL became a wholly owned subsidiary of our company. Huahui Education Group Limited is the public company in which investors hold our Ordinary Shares and as a holding company does not conduct any of our operations. Our operations subsequent to July 3, 2019 consist of the operations of HGSL and its subsidiaries.

We are a holding company incorporated in the Cayman Islands and have holding company subsidiaries in the Seychelle Islands and Hong Kong. All of our operations are controlled or conducted through indirect Subsidiaries in the People’s Republic of China (the “PRC” or “China”). Our corporate structure does not contain any variable interest entities. We are not a Chinese operating company and our structure involves unique risks to investors.

Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”) is engaged in professional management coaching, including researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness.

Shenzhen Huahui Media Technology Co., Limited (“HMTC”) provides event planning and production services.

Huahui (Shenzhen) Education Management Co., Limited (“HEMC”) is focused on coaching, management solution consulting and event planning services.

Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) is a management solution consulting services provider.

Shandong Yuli Big Data Technology Co. Limited (“SDLY”) is a human resource management consulting company.

Zhongdehui (Shenyang) Education Consulting Co., Ltd. (“ZSEC”) provides stage design, development and production services.

Shenzhen Jiarui Media Co., Ltd. (“SJMC”) provides stage design, development and production services.

Huahui (Huaian) Education Equipment Technology Co., Limited(“HHHA”) in the PRC on February 01 2024, and is an 100% owned subsidiary of HETC. Its main business scope includes the manufacturing of sports goods and equipment, the sales of dedicated instruments for teaching, the R&D and sales of intelligent robots, and the sales of AI hardware and stationery.

Another 5 Subsidiaries do not carry out any substantial business other than maintaining the corporate existence.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023, the Company’s subsidiaries are as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The Company incurred a net loss of $12,669 for the year ended December 31, 2023 and as of December 31, 2023 had cash and cash equivalents of $298,437, working capital of $982,841 and an accumulated deficit of $509,717.

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

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from our Chairman Mr. Junze Zhang. During the year, our Chairman provided financial support for the operations of the Company. In the event that we will require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives, our Chairman has indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about our ability to continue as a going concern. Our continuation as a going concern is dependent on our ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that we will be successful in our strategies described above or in attracting equity or alternative financing on acceptable terms, or if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at banks   at December 31, 2023 and 2022.

The Renminbi is not freely convertible into foreign currencies. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorized to conduct foreign exchange business.

(e) Leasehold Improvement and Equipment

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

The cost of replacing part of a leasehold improvement and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

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

(f) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2023 and 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(g) Value added tax (“VAT”)

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

Currently, of all of the Company’s Subsidiaries, with the exception of SDYL and HEMC, which is a general taxpayer and subject to a VAT rate of 6%, are small-scale taxpayers and subject to a VAT rate of 3%

(h) Income Recognition

Recognition of Revenue

The primary sources of our revenues are as follows:

(a)	Coaching service revenue

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $465,178 and $306,785 of deferred revenue as of December 31, 2023 and 2022, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

(b)	Conference and exhibition planning service revenue

Conference and exhibition planning service revenue was derived from HHMT which was established in 2020 and its wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”).which was established in 2021. Conference and exhibition planning service revenue in 2023 and 2022 were $551,424 and $292,273 or 40% and 26% of total revenues, respectively.

(i) Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the creditworthiness of customers, aging of the receivables, transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the company serves to monitor the Company receivables within the scope of expected credit losses model and use these as a basis to develop the Company expected loss estimates. All accounts receivable have an aging of one year, so company has not made any provision for bad debts.

	For the Year Ended Dec 31
	2023	2022
Accounts receivable,gross	$557,863	$458,896
Less:allowance for credit loss	$-	$-
Accounts receivable,net	$557,863	$458,896

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(c)	Consulting service income is recognized when the services rendered by HEMC, which commenced operations in 2020 and HETC which commenced operations in November 2023.Consulting service revenue in 2023 and 2022 were $132,124 and $17,698 or 10% and 1.6% of total revenues, respectively.

(d)	Human resources outsourcing service revenue is recognized when the services are rendered by SDYL which commenced operations in May 2022. Human resources outsourcing service revenue in 2023 and 2022 were $182,302 and $121.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(k) Earnings (loss) Per Share

The Company reports earnings(loss) per share in accordance with ASC 260 “Earnings Per Share”, which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the reporting period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. Further, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of a basic and diluted earnings per share shall be adjusted retrospectively for all periods presented to reflect that change in capital structure.

The Company’s basic earnings (loss) per share is computed by dividing the net income(loss) available to holders by the weighted average number of the Company’s Ordinary Shares outstanding. Diluted earnings per share reflects the amount of net income (loss) available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive Ordinary Shares as of December 31, 2023 and 2022.?.

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

The exchange rates utilized are as follows:

	2023	2022
Year-end RMB exchange rate	7.0971	6.9091
Average annual RMB exchange rate	7.0676	6.7131

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(m) Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Over 99% of the Company’s cash and cash equivalents are in RMB as of December 31, 2023 and 2022, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses. The Company did not record uncertain tax positions as of December 31, 2023 and 2022 as the amounts were immaterial.

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

As of December 31, 2023 and 2022, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts Receivable represent tuition fees due from customers, typically are collected within a short period of time. Other receivables mainly represent short-term loans to other companies with interest charged, rental and utilities deposit. Management believes it has no significant risk related to its concentration within its accounts receivable.

The Company did not have any customers accounting for 10% or more of the net revenues during the years ended December 31, 2023 and 2022.

(s) Share Capital

Incremental costs directly attributable to the issue of Ordinary Shares are recognized as a deduction from equity.

(u) Recent accounting pronouncements

Recent accounting pronouncements adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company adopted this standard resulted in the recognition of right-of-use assets of $1,065,352 and operating lease liabilities of $1,065,352 as of December 31, 2023.

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

3. LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	2023	2022
Furniture and education equipment	$29,690	$22,917
Computer equipment and software	66,439	68,248
Leasehold improvements	71,198	73,135
Leasehold improvement and equipment, gross	$167,327	$164,300
Less: accumulated depreciation	(150,728)	(147,929)
Leasehold improvement and equipment, net	$16,599	$16,371

Depreciation expense for the years ended December 31, 2023 and 2022 was $6,747 and $15,394, respectively. The Company did not record any long-lived asset impairment losses during the years ended December 31, 2023 and 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE

The Accounts receivable and allowance balances at December 31, 2023 and 2022 are as follows:

	2023	2022
Accounts receivable	$557,863	$458,896
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$557,863	$458,896

Accounts receivable are all aged within one year，No allowance for doubtful accounts was made for the years ended December 31, 2023 and 2022.

5. OTHER RECEIVABLES

Other receivables mainly consist of a short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd. and rental and utilities deposits which are fully refundable.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets mainly represent prepaid consultancy fees for professional advice on business expansion plan.

7. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	2023	2022
Accounts payable (a)	$200,025	$136,302
Accrued payroll and welfare payable	56,754	85,229
VAT and other taxes payable	26,653	14,067
Office rental deposit	37,788	-
Payable office rental and property management fees	219,583	65,382
Others(b)	65,242	66,756
Total other payables and accruals	$606,045	$367,736

(a)	Accounts payable primarily include supplier’s service charges.

(b)	Office expenses, such as office consumables and stationaries paid for the management of the company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SHORT-TERM BANK BORROWINGS

On January 10, 2023, GZZDH borrowed $2,818(RMB20,000)  from China Construction Bank with a loan term of one year and an annualized interest rate of 4%. The loan is unsecured.

9. INCOME TAXES

Cayman Islands

HHEG Cayman is a tax-exempted company incorporated in the Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in the Cayman Islands has been made as the Company had no taxable income for the years ended December 31, 2023 and 2022.

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, HGSL and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in the Seychelles has been made as HGSL and HGCL had no taxable income for the years ended December 31, 2023 and 2022.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the years ended December 31, 2023 and 2022.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment. ZDSE, JEMT,HHMT and SJMC enjoyed a preferential tax rate of 2.5% for the year ended December 31, 2023 and 10% for the year ended December 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ZDSE, JEMT,HHMT and SJMC enjoy a preferential tax rate of 2.5% for the years ended December 31, 2023 and 10% for the year ended December 31, 2022.

Income tax expense (benefits)

	2023	2022
Current tax expense	$18,509	$14,925
Deferred tax expense (benefits)	-	-
Total income taxes	$18,509	$14,925

Income taxes of ZDSE, JEMT, HHMT and SJMC are accrued at the tax rate of 2.5%. The deferred income tax assets of ZDSE are calculated according to the preferential tax rate of 5% for the years ended December 31, 2023 and 2022?.

	2023	2022
Profit (loss) before tax	$5,840	$(268,351)
Tax (credit) calculated at statutory tax rate (25%)	1,460	(67,087)
Valuation allowance	17,049	82,012
Total income taxes	$18,509	$14,925

The Company’s other subsidiaries have not recognized deferred income tax assets as of December 31, 2023 and 2022.

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

The Company leased various training centers in the PRC. Rent expense for the year ended December 31, 2023 was $269,318. The longest lease term expires in November 2027. There are no residual value guarantees and no restrictions or covenants imposed by the lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

	As of Dec 31, 2023	As of Dec 31, 2022
Within 1 year	553,504	235,961
After 1 year but within 5 years	577,227	343,465
Total lease payments	1,130,731	579,426
Less: imputed interest	(65,379)	(33,681)
Total lease obligations	1,065,352	545,745
Less: current obligations	(513,967)	(214,758)
Long-term lease obligations	551,385	330,987

Other information:

	For year ended
	Dec 31, 2023	Dec 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating lease	134,903	198,874
Right-of-use assets obtained in exchange for operating lease liabilities	1,081,423	554,643
Remaining lease term for operating lease (years)	1.25 to3.92	0.25 to 2.75
Weighted average discount rate for operating lease	4.75%	4.75%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTIES TRANSACTIONS

(a)	The Company had the following balances due to related parties:

(b)

	Relationship	Dec 31, 2023	Dec 31, 2022
Shufang Zeng	Shareholder and director of the Company	186,520	-
Junze Zhang	Chairman of the Company Joint Meeting	766,638	698,624
Qing Zuo	Chairman of the Board of ZDSE since December 20, 2018	6,188	6,356
Total		$959,346	$704,980

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

From time to time, the CEO of the Company advanced funds to the Company for working capital purpose.

(b) Transactions

	For the years ended December 31,
	2023	2022
Cash advance from related parties
Qing Zuo	-	151
Junze Zhang	67,472	43,317
Shufang Zeng	186,520	-
	$253,992	$43,488

(c)	The Company lent funds to the following related parties. These loans were unsecured, non-interest bearing and repayable on demand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2023	2022
Songlin Zhu	$209,432	-
Zheng Pei	33,257	-
Xinwen Yang	2,808	-
	$245,497	$-

12. RESERVES

(a)	Statutory reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2023 and 2022, the Company did not accrue any statutory reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

13. SEGMENT DATA

The Company has organized its operations into four operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The company shows the financial operation and asset according to four business segments:

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

Specific structure information in 2023 sees table below:

	Education and training	Exhibition planning service	Consulting service	Human resources outsourcing service	Totals
Revenue from external customers	505,272	551,424	132,124	182,302	1,371,122
Intersegment revenue	-	-	-	-	-
Interest income	42	2	21	95	160
Interest expense	1,257	238	3,237	201	4,933
Depreciation and amortization	6,512	-	190	45	6,747
Gross profit	485,216	320,908	131,096	181,203	1,118,423
Segment profit margin	35%	23%	10%	13%	81%
Operating income (loss)	(144,964)	214,695	(195,594)	128,971	3,108
Segment assets	577,840	643,107	1,115,875	309,642	2,646,464
Expenditures for segment assets	8,688	-	-	-	8,688

Specific structure information in 2022 sees table below:

	Education and training	Exhibition planning service	Consulting service	Human resources outsourcing service	Totals
Revenue from external customers	796,257	292,273	17,698	121	1,106,349
Intersegment revenue	-	-	-	-	-
Interest income	122	2	10	27	161
Interest expense	1,876	260	2,957	51	5,144
Depreciation and amortization	15,028	-	366	-	15,394
Gross profit	619,619	200,503	17,698	121	837,941
Segment profit margin	56%	18%	2%	0	76%
Operating income (loss)	(9,594)	96,701	(343,756)	（9,137）	(265,786)
Segment assets	749,015	444,895	207,487	88,506	1,489,903
Expenditures for segment assets	3,369	-	-	-	3,369

14.SUBSEQUENT EVENTS

Huahui (Huaian) Education Equipment Technology Co., Limited(“HHHA”) was incorporated in the PRC on February 1, 2024, and is a 100% owned subsidiary of HETC. HHHA, which is engaged in the sale of teaching equipment such as computers, desks and chairs, commenced operations in July 2024.

